8/15

06016057

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME William Hill plc

*CURRENT ADDRESS Greenside House
50 Station Road
Wood Green
London N22 7TP
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

FILE NO. 82- 34679 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/15/06

COMPANY NO. 4212563

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WILLIAM HILL PLC

(Adopted with effect from admission of the ordinary shares of the Company to the Official List of the UK Listing Authority pursuant to a special resolution passed on 28 May 2002)

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer's register of members and the Operator's register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

4. The share capital of the Company on the adoption of these Articles is £80,000,000 divided into 800,000,000 ordinary shares of 10 pence each.

Shares with special rights

5. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

6. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share *warrants*

7. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

8. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

9. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

10. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

11. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

12. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

13. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

In this Article and Article 14, a reference to the allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares. Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of this paragraph as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted.

Allotment after expiry

14. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

15. In this Article and Articles 12, **Error! Reference source not found.** and 14:

prescribed period means any period for which the authority conferred by Article 12 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article **Error! Reference source not found.** is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

16. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

17. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

18. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

***Trusts not* recognised**

19. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

20. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

21. For the purposes of Article 20, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

22. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 172 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

23. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence

and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

24. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

25. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

26. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 11 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of *proceeds*

27. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

28. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

29. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

30. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

32. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

33. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

34. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

35. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

36. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be

sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

37. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 11. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

38. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

39. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

40. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

41. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be

affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

42. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

43. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

44. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

45. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

46. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

47. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

48. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

49. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

50. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

51. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

52. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

53. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 51, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 184. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

54. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

55. All shares created by ordinary resolution pursuant to Article 54 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

56. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

57. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

59. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company

shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

60. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

61. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

62. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

63. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

64. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as

present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

71. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.

73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 107 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 107(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is

demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

90. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed by or on behalf of one or more of the members, or a combination of both.

VOTES OF MEMBERS

Right to vote

91. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

92. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

93. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

94. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

95. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 182;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

96. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

97. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

98. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

99. The Company may exercise any of its powers under Article 11 in respect of any default share that is held in uncertificated form.

Supplementary provisions

100. For the purposes of this Article and Articles 95, 96, 97, 98 and 99:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

101. Nothing contained in Article 95, 96, 97, 98, 99 or 100 limits the power of the Company under section 216 of the Act.

Errors in voting

102. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

103. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

104. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

105. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 106, 107, 108 and 109, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

106. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 107 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

107. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting

pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of *authority*

108. Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a), not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the

chairman or to the secretary or to any director together with the proxy appointment to which it relates.

Validity of proxy appointment

109. A proxy appointment which is not delivered or received in accordance with Article 107, or in respect of which Article 108 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Rights of proxy

110. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

***Corporate* representatives**

111. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

112. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic

communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

113. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

114. At the first annual general meeting after the date of adoption of these Articles one third of the directors shall retire from office, and at every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been a director for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

115. Subject to the provisions of the Companies Acts and these Articles, and unless any director or directors voluntarily retire, the directors to retire by rotation shall be those who have been a director longest since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

116. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

117. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's

register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

118. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

119. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

120. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

121. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

122. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

123. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

124. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

125. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

126. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

127. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

128. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

129. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 124) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

130. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

131. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

132. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

133. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office (including, without limitation, the chief executive officer and the finance director) such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or varied. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present when it is passed are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards etc.

134. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may

revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

135. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

136. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

137. Subject as hereinafter provided and to the provisions of the Act, the board may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Borrowing Limit

138. The board shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding at any time of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves.

Definitions

139. For the purpose of this Article and Article 138:

Group means the Company and its subsidiary undertakings for the time being;

relevant balance sheet means at any time the latest audited consolidated balance sheet dealing with the state of affairs of the Company and (with or without exceptions) its subsidiary undertakings, provided that if in any case such balance sheet has been prepared on a basis not being in substance a historical cost basis then all such adjustments shall be made therein as in the opinion of the auditors (such opinion to be conclusive and binding on all concerned) are appropriate to bring such balance sheet into line with the accounting bases and principles which were applied in relation to the last audited consolidated balance sheet of the Company which was prepared on an

historical cost basis and the ***relevant balance sheet*** shall then be the balance sheet as so adjusted;

Adjusted Capital and Reserves shall mean at any material time a sum equal to the aggregate, as shown by the relevant balance sheet, of the amount paid up on the issued or allotted share capital of the Company and the amount standing to the credit of the reserves (including the profit and loss account and any share premium account or capital redemption reserve) of the Group included in the consolidation in the relevant balance sheet but after:

(a) deducting therefrom any debit balance on profit and loss account or on any other reserve;

(b) excluding any amount included in such reserves but set aside for taxation (including deferred taxation) less any sums properly added back in respect of any such amount;

(c) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital and/or any such reserves (other than profit and loss account) subsequent to the date of the relevant balance sheet and so that for this purpose if any issue or allotment or proposed issue or allotment of shares by the Company for cash has been underwritten or agreed to be subscribed then such shares shall be deemed to have been issued or allotted and the amount (including any premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall to the extent so underwritten or agreed to be subscribed be deemed to have been paid up on the date when the issue of such shares was underwritten or agreed to be subscribed (or, if such underwriting or subscription was conditional, on the date when it became unconditional);

(d) making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by the Company or its subsidiary undertakings (to the extent not attributable directly or indirectly to the Company) out of profits accrued up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet;

(e) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiary undertakings (including a variation whereby an undertaking becomes or ceases to be a subsidiary undertaking) since the date of the relevant balance sheet;

(f) if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any undertaking is to become or cease to be a subsidiary undertaking of the Company, making all such adjustments as would be appropriate if such transaction had been carried into effect;

(g) excluding minority interests in subsidiary undertakings to the extent not already excluded;

moneys borrowed shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(a) the amount of all debentures allotted or issued (whether or not for cash) by any member of the Group which are not for the time being beneficially owned by a company within the Group;

(b) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(c) the nominal amount of any allotted or issued and paid up share capital (other than equity share capital) of any subsidiary undertaking which is a body corporate of the Company not for the time being beneficially owned by other members of the Group;

(d) the amount of any other allotted or issued and paid up share capital and of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed (or is the subject of an indemnity granted) by any member of the Group or which any member of the Group may be required to purchase;

(e) the minority proportion of moneys borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group;

(f) the aggregate amount owing by any member of the Group under finance leases (as determined in accordance with any then current Financial Reporting Statement or otherwise in accordance with United Kingdom generally accepted accounting principles but excluding leaseholds of immovable property) and for this purpose ***finance lease*** means a contract between a lessor and the Company or any of its subsidiaries as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

(g) the principal amount of any book debts of any member of the Group which have been sold or agreed to be sold, to the extent that any member of the Group is for the time being liable to indemnify or reimburse the purchaser in respect of any non-payment in respect of such book debts;

(h) any part of the purchase price of any movable or immovable assets acquired by any member of the Group, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal estate to such assets or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date;

but shall be deemed not to include:

(i) moneys borrowed by any member of the Group for the purpose of repaying, redeeming or purchasing (with or without premium) in whole or in part any other borrowed moneys failing to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof pending the application for such purpose or, if earlier, the end of such period;

(j) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by any government, governmental agency or body or by a person (not being the Company or any of its subsidiaries carrying on the business of providing credit insurance) up to an amount equal to that part of the price which is guaranteed or insured including the Export Credits Guarantee Department;

(k) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group;

and so that:

(l) no amount shall be taken into account more than once in the same calculation but subject thereto (a) to (k) above shall be read cumulatively; and

(m) in determining the amount of any debentures or other moneys borrowed or of any share capital for the purpose of the definition of ***moneys borrowed*** there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final redemption or repayment, provided that if moneys are borrowed or shares are issued on terms that they may be repayable or redeemable (or that any member of the Group may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the shareholder, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such repayment or, redemption or purchase at the date as at which the calculation is being made;

in relation to a partly-owned subsidiary undertaking the ***minority proportion*** is a proportion equal to the proportion of its issued equity share capital which is not directly or indirectly attributable to the Company;

Currency other than sterling

140. For the purposes of the foregoing paragraphs borrowed moneys expressed in or calculated by reference to a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet save that moneys borrowed (or first brought into account for the purposes of this Article) since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the auditors may

determine or approve) on the date on which such moneys are borrowed (or first taken into account as aforesaid): provided that in the case of any bank overdraft or other borrowing of a fluctuating amount (together herein described as an ***Overdraft Account***) the following further provisions shall apply:

(a) if the amount outstanding on an Overdraft Account on a date as at which a calculation is being made for the purpose of the foregoing limit is not more than the amount outstanding on such Overdraft Account at the date of the relevant balance sheet, the whole of such amount shall be converted at the rate of exchange used for the purpose of such balance sheet;

(b) if the amount outstanding on an Overdraft Account on a date as at which the calculation is being made for such purpose exceeds the amount which was outstanding on the same Overdraft Account at the date of the relevant balance sheet (or if the latter amount is nil), an amount equal to the excess shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the auditors may determine or approve) on the last business day preceding the date as on which the calculation is being made for such purpose and the balance shall be converted at the rate of exchange used for the purpose of the said balance sheet.

Determining whether limit breached

141. The determination of the auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned and for the purposes of their computation the auditors may at their discretion make such further or other adjustments (if any) as they think fit. Nevertheless the board may act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the board became aware that such a situation has or may have arisen.

Persons dealing with the Company

142. No person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

143. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 120; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) any other director and any alternate director appointed by any such other director and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

144. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

145. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject

thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

146. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 145) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

147. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

148. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

149. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

150. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

151. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

152. For the purposes of Article 151:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

153. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

154. Without prejudice to the provisions of Article 219, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was a holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 154(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

155. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

156. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

157. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any

electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

158. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

159. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

160. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

161. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

162. A resolution in writing executed by all the directors entitled to receive notice of and vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

163. Without prejudice to the first sentence of Article 157, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

164. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award

him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

165. For the purposes of Article 164, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

166. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

167. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

168. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

169. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

170. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

171. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

172. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

173. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

174. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

175. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

176. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

177. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

178. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

179. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Currency of Dividends

180. The board may agree with any member that dividends which may at any time or from time to time be declared or became due on his shares in one currency shall be

paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

Dividends in specie

181. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

182. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 183 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

183. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 182.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of

election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 183(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 183(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

184. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

185. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

186. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 185, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post

187. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 205; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk

188. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be

the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 185.

Interest not payable

189. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

190. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

191. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends etc.

192. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 192(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business

on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

193. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

194. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

195. Subject to the Companies Acts, the requirements of Article 194 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

196. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of *Company* sending notice

197. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 198; or

(f) by any other method approved by the board.

Website publication by Company

198. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

199. In Article 198 publication period means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 199 is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 198 is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 198 is sent or (if later) is deemed sent.

Methods of member etc. sending notice

200. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

201. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

202. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

203. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

204. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

205. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

206. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 95 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

207. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) *if sent by first class post or special delivery post from an address in the* United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

208. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

209. Except when the subject or context otherwise requires, in Articles 197, 200, 201, 202, 203, 204, 205, 206, 207 and 208, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

210. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear

on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

211. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

212. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 211 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 211 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 211 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 211 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 211 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the

parties) to which the document might be relevant having been received by the board;

(f) nothing in this Article or Article 211 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 211 or in any other circumstances in which liability would not attach to the Company in the absence of this Article or Article 211; and

(g) any reference in this Article or Article 211 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of *untraced* shareholders

213. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 213(b) (or, if published on different dates, the first date) (the ***relevant period***) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 213(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale

214. To give effect to any sale pursuant to Article 213, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer

215. An instrument of transfer executed by that person in accordance with Article 214(a) shall be as effective as if it had been executed by the holder of, or

person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 214(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale 216. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie 217. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator 218. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers 219. *Subject to the provisions of the Companies Acts but without prejudice to any* indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

CONTENTS

CLAUSE **PAGE**

COMPANY NO. 4212563

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WILLIAM HILL PLC

COMPANY NO. 4212563

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WILLIAM HILL PLC

CONTENTS

COMPANY NO. 4212563

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WILLIAM HILL PLC

(Adopted with effect from admission of the ordinary shares of the Company to the Official List of the UK Listing Authority pursuant to a special resolution passed on 28 May 2002 and amended pursuant to special resolutions pass on 17 May 2004 and 19 May 2005)

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer's register of members and the Operator's register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction 3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

4. The share capital of the Company on the adoption of these Articles is £80,000,000 divided into 800,000,000 ordinary shares of 10 pence each.

Shares with special rights

5. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

6. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

7. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

8. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

9. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

10. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

11. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

12. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

13. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

In this Article and Article 14, a reference to the allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares. Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of this paragraph as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted.

Allotment after expiry

14. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

15. In this Article and Articles 12, 13 and 14:

prescribed period means any period for which the authority conferred by Article 12 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 13 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

16. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

17. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

18. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

19. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

20. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

21. For the purposes of Article 20, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

22. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 167 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

23. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but

otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

24. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

25. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

26. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 11 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

27. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

28. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

29. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

30. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

32. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

33. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

34. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

35. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

36. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the

share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

37. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 11. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

38. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

39. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

40. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

41. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

42. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

43. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

44. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

45. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

46. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

47. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

48. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

49. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

50. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to

his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

51. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

52. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

53. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 51, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 179. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

54. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

55. All shares created by ordinary resolution pursuant to Article 54 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

56. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

57. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

59. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

60. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

61. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

62. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

63. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

64. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

71. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.

73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy

by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 107 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 107(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

90. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed by or on behalf of one or more of the members, or a combination of both.

VOTES OF MEMBERS

Right to vote

91. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

92. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

93. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

94. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

95. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 177;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

96. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

97. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

98. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

99. The Company may exercise any of its powers under Article 11 in respect of any default share that is held in uncertificated form.

Supplementary provisions

100. For the purposes of this Article and Articles 95, 96, 97, 98 and 99:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so

interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

101. Nothing contained in Article 95, 96, 97, 98, 99 or 100 limits the power of the Company under section 216 of the Act.

Errors in voting

102. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

103. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

104. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

105. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 106, 107, 108 and 109, an electronic communication which contains a proxy appointment need not comprise writing if the

board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

106. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 107 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

107. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of authority

108. Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a), not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

Validity of proxy appointment

109. A proxy appointment which is not delivered or received in accordance with Article 107, or in respect of which Article 108 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as

regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Rights of proxy

110. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

111. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

112. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

113. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

114. At the first annual general meeting after the date of adoption of these Articles one third of the directors shall retire from office, and at every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been a director for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

115. Subject to the provisions of the Companies Acts and these Articles, and unless any director or directors voluntarily retire, the directors to retire by rotation shall be those who have been a director longest since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

116. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

117. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

118. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

119. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to

retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

120. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

121. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

122. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

123. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

124. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

125. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

126. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

127. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

128. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

129. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 124) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

130. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

131. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid

if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

132. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

133. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office (including, without limitation, the chief executive officer and the finance director) such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or varied. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present when it is passed are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards etc.

134. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

135. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

136. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

137. The board may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

138. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 120; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) any other director and any alternate director appointed by any such other director and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

139. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

140. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

141. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 140) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

142. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

143. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

144. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

145. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

146. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body

corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

147. For the purposes of Article 146:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

148. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

149. Without prejudice to the provisions of Article 214, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was a holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 149(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

150. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

151. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

152. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

153. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

154. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

155. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall

preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

156. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

157. A resolution in writing executed by all the directors entitled to receive notice of and vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

158. Without prejudice to the first sentence of Article 152, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

159. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his

knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

160. For the purposes of Article 159, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

161. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles

prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

162. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

163. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

164. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

165. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

166. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

167. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by

mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

168. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

169. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

170. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

171. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

172. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

173. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

174. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Currency of Dividends

175. The board may agree with any member that dividends which may at any time or from time to time be declared or became due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

Dividends in specie

176. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

177. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 178 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

178. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 177.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 178(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any

reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 178(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

179. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

180. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of

the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement 181. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 180, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post 182. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 200; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk 183. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 180.

Interest not payable 184. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends 185. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member

on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

186. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their

existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends etc.

187. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 187(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

188. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

189. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the

Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

190. Subject to the Companies Acts, the requirements of Article 189 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

191. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

192. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 193; or

(f) by any other method approved by the board.

Website publication by Company

193. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

194. In Article 193 publication period means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 199 is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 193 is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 193 is sent or (if later) is deemed sent.

Methods of member etc. sending notice

195. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

196. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

197. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

198. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

199. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

200. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

201. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 95 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

202. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

203. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

204. Except when the subject or context otherwise requires, in Articles 192, 195, 196, 197, 198, 199, 200, 201, 202 and 203, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

205. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

206. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

207. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 206 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 206 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 206 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 206 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 206 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant having been received by the board;

(f) nothing in this Article or Article 206 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 206 or in any other circumstances in which liability would not attach to the Company in the absence of this Article or Article 206; and

(g) any reference in this Article or Article 206 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

208. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 208(b) (or, if published on different dates, the first date) (the ***relevant period***) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 208(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale

209. To give effect to any sale pursuant to Article 208, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer

210. An instrument of transfer executed by that person in accordance with Article 209(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 209(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

211. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

212. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

213. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

214. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

COMPANY NO. 4212563

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WILLIAM HILL PLC

(Adopted with effect from admission of the ordinary shares of the Company to the Official List of the UK Listing Authority pursuant to a special resolution passed on 28 May 2002 and amended pursuant to special resolutions passed on 17 May 2004, 19 May 2005 and 18 May 2006)

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer's register of members and the Operator's register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

4. The share capital of the Company on the adoption of these Articles is £80,000,000 divided into 800,000,000 ordinary shares of 10 pence each.

Shares with special rights

5. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants *to bearer*

6. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

7. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

8. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

9. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

10. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

11. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

12. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

13. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

In this Article and Article 14, a reference to the allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares. Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of this paragraph as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted.

Allotment after expiry

14. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

15. In this Article and Articles 12, 13 and 14:

prescribed period means any period for which the authority conferred by Article 12 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 13 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders are proportionate (as

nearly as practicable) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

16. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

17. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

18. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

19. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

20. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more

instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

21. For the purposes of Article 20, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

22. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 167 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

23. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

24. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

25. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

26. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 11 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

27. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

28. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the

Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

29. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

30. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

32. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

33. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

34. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

35. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where

payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

36. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

37. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 11. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

38. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

39. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

40. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

41. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

42. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

43. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

44. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

45. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

46. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

47. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

48. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

49. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

50. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

51. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

52. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

53. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 51, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 179. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

54. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

55. All shares created by ordinary resolution pursuant to Article 54 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

56. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

57. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

59. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

60. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

61. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

62. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

63. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

64. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

71. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate 72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc. 73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security 74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum 75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present 76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman 77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 107 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 107(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic

communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as

the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

90. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed by or on behalf of one or more of the members, or a combination of both.

VOTES OF MEMBERS

Right to vote

91. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

92. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

93. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

94. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in

person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

95. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 177;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

96. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

97. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

98. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

99. The Company may exercise any of its powers under Article 11 in respect of any default share that is held in uncertificated form.

Supplementary provisions

100. For the purposes of this Article and Articles 95, 96, 97, 98 and 99:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

101. Nothing contained in Article 95, 96, 97, 98, 99 or 100 limits the power of the Company under section 216 of the Act.

Errors in voting

102. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

103. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

104. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

105. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 106, 107, 108 and 109, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

106. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 107 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

107. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Receipt of authority

108. Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a), not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was

demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

Validity of proxy appointment

109. A proxy appointment which is not delivered or received in accordance with Article 107, or in respect of which Article 108 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Rights of proxy

110. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

111. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

112. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic

communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

113. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

114. At the first annual general meeting after the date of adoption of these Articles one third of the directors shall retire from office, and at every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been a director for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

115. Subject to the provisions of the Companies Acts and these Articles, and unless any director or directors voluntarily retire, the directors to retire by rotation shall be those who have been a director longest since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

116. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

117. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's

register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

118. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

119. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

120. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

121. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

122. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

123. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

124. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

125. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

126. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

127. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

128. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

129. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 124) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

130. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

131. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

132. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

133. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office (including, without limitation, the chief executive officer and the finance director) such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or varied. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present when it is passed are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards etc.

134. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may

revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

135. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

136. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

137. Subject to the provisions of this Article 137, the board may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

137a The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate principal amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less cash at such time shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to the greater of £2,000,000,000 and five times EBITDA of the Group;

137b For the purposes of this Article 137:

(i) ***borrowings*** shall be deemed to include not only moneys borrowed but also the following, except in so far as otherwise taken into account:

(a) the principal amount for the time being outstanding and owing by a member of the Group in respect of any debenture whether issued for cash or otherwise;

(b) the principal amount raised by a member of the Group by acceptances under any acceptance credit opened on its behalf and in its favour by any bank or accepting house (not being acceptances in respect of the purchase or sale of goods or the provision of services in the ordinary course of business which are outstanding for six months or less);

(c) the nominal amount of any share capital and the principal amount of any debentures or borrowings of any person, the redemption or repayment of which is guaranteed or wholly or (to the extent the same is partly secured) partly secured by a member of the Group (but excluding any such share capital which is for the time being beneficially owned by, and any such borrowings which are for the time being owed to, a member of the Group);

(d) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account; and

(e) any amount in respect of a hire purchase agreement or of a finance lease payable in either case by a member of the Group which would be shown as being so payable in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest accounts,

but shall be deemed not to include:

(f) borrowings by a member of the Group before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by a member of the Group until six months after the undertaking becomes a subsidiary undertaking or the asset is acquired, as the case may be;

(g) any guarantee or indemnity given by any member of the group in respect of any amount or obligation deemed not to be moneys borrowed under any of the provisions of this Article 137;

(h) the proportion equal to the proportion of the issued share capital of moneys borrowed by a partly-owned subsidiary which is not owing to another member of the Group;

(i) any deficit in relation to any Group occupational pension scheme; and

(j) creditors arising in the ordinary course of business including liabilities owed to customers of the Group,

provided that there shall be offset against the amount of borrowings, any amounts beneficially owned by a member of the Group which represent the value of investments which would be shown as current assets in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest accounts, subject, in the case of investments which are beneficially owned by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof attributable to outside interests.

For the avoidance of doubt, no amount shall be taken into account more than once in any calculation of moneys borrowed.

When the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing which is then

outstanding and which is denominated or repayable in a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet, or if no rate was so used, at the middle market rate prevailing in London at the close of business in London on the date of that balance sheet.

No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 137 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed;

(ii) **Cash** means cash, cash at bank and cash equivalents but excluding any cash held by any member of the Group on behalf of its customers;

(iii) ***EBITDA*** means, in respect of any period consisting of four accounting quarters determined in accordance with the company's accounting calendar, the consolidated profit of the Group for such period:

(a) before any deduction of tax;

(b) before interest or other finance income or expense;

(c) before any write off, charge or fair value adjustments on acquisitions;

(d) excluding extraordinary or exceptional items;

(e) after deducting (to the extent otherwise included) the amount of profit (or adding back the loss) of any member of the Group (other than the Company) which is attributable to any third party (not being a member of the Group) which is a shareholder in such member of the Group;

(f) after deducting (to the extent otherwise included) any gain over book value arising in favour of a member of the Group on the disposal of any asset (not being any disposals made in the ordinary course of trading) during such period and any gain arising on any revaluation of any asset during such period;

(g) after adding back (to the extent otherwise deducted) any loss against book value incurred by a member of the Group on the disposal of any asset (not being any disposals made in the ordinary course of trading) during such period and any loss arising on any revaluation of any asset during such period;

(h) without taking into account any movements recorded within the statement of recognised income and expenses;

(i) adding back depreciation, amortisation and any other non-cash write-off or impairment; and

(j) disregarding (for the avoidance of doubt) any dividend payable by the Company; and

(k) for the purposes of Article 137 calculated on a pro forma basis to exclude the portion of consolidated EBITDA attributable to any member of the Group, business or asset disposed of during such period and to include the portion of consolidated EBITDA for the relevant period attributable to any company, business or asset acquired during such period; and

(iv) the ***Group*** means the Company and its subsidiary undertakings for the time being.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

138. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 120; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) any other director and any alternate director appointed by any such other director and acting in his

capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

139. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

140. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

141. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 140) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

142. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

143. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to

remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

144. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

145. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

146. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

147. For the purposes of Article 146:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall

be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

148. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

149. Without prejudice to the provisions of Article 214, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was a holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 149(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

150. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

151. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

152. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

153. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

154. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

155. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

156. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

157. A resolution in writing executed by all the directors entitled to receive notice of and vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

158. Without prejudice to the first sentence of Article 152, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

159. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

160. For the purposes of Article 159, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

161. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

162. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned

shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

163. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

164. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

165. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

166. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

167. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

168. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

169. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

170. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

171. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

172. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

173. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential

rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

174. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Currency of Dividends

175. The board may agree with any member that dividends which may at any time or from time to time be declared or became due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

Dividends in specie

176. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

177. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 178 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

178. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 177.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to

forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 178(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 178(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

179. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

180. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

181. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 180, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post 182. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 200; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk 183. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 180.

Interest not payable 184. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends 185. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

186. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends etc.

187. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 187(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

188. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

189. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

190. Subject to the Companies Acts, the requirements of Article 189 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information

prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

191. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

192. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 193; or

(f) by any other method approved by the board.

Website publication by Company

193. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

194. In Article 193 publication period means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 199 is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 193 is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) of Article 193 is sent or (if later) is deemed sent.

Methods of member etc. sending notice

195. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

196. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

197. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

198. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

199. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

200. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

201. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 95 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

202. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

203. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

204. Except when the subject or context otherwise requires, in Articles 192, 195, 196, 197, 198, 199, 200, 201, 202 and 203, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

205. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

206. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

207. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 206 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 206 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 206 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 206 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 206 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant having been received by the board;

(f) nothing in this Article or Article 206 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 206 or in any other circumstances in which liability would not attach to the Company in the absence of this Article or Article 206; and

(g) any reference in this Article or Article 206 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

208. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 208(b) (or, if published on different dates, the first date) (the ***relevant period***) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques

which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 208(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale 209. To give effect to any sale pursuant to Article 208, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer

210. An instrument of transfer executed by that person in accordance with Article 209(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 209(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

211. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

212. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

213. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

214. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

CONTENTS

CLAUSE **PAGE**

COMPANY NO. 4212563

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WILLIAM HILL PLC

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

WILLIAM HILL PLC (the *Company*)

COMPANY NO. 4212563

At the annual general meeting of the Company held on 17 May 2004 (the *AGM*), the following resolutions, amongst others, were passed (the resolution number below corresponds to the number set out in the Notice of AGM):

ORDINARY RESOLUTION

Resolution 9

(a) THAT in place of the authority given by way of the special resolution of the Company dated 28 May 2002, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

(i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £14,060,370 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this resolution is passed; and

(ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

(b) THAT, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the special resolution of the Company passed on 28 May 2002 be revoked by this resolution; and

(c) THAT paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

SPECIAL RESOLUTIONS

Resolution 10

THAT the Company's Articles of Association be altered by deleting the existing Article 13 and replacing it with the following new Article 13.

Section 89 disapplication

13. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that

its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

In this Article and Article 14, a reference to the allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares. Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of this paragraph as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted.

Resolution 11

THAT the Company's Articles of Association be altered by deleting the existing Article 58 and replacing it with the following new Article 58:

Power to purchase own shares

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

Resolution 12

THAT subject to the passing of resolution numbered 9 in the notice of the meeting and in place of the power given to it pursuant to the special resolution of the Company passed on 28 May 2002 the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the. authority conferred by the resolution numbered 9 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment. This power:

(a) expires at the end of the next annual general meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to 5 per cent of the current issued share capital of the Company.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting" were omitted.

Resolution 13

THAT the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company (Ordinary Shares) subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 42,811,111 representing 10% of the Company's issued ordinary share capital; and

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) this authority shall expire at the close of the annual general meeting of the Company held in 2005; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

....
Director/~~Secretary~~

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

WILLIAM HILL PLC (the *Company*)

COMPANY NO. 4212563

At the annual general meeting of the Company held on 19 May 2004 (the ***AGM***), the following resolutions, amongst others, were passed (the resolution number below corresponds to the number set out in the Notice of AGM):

ORDINARY RESOLUTION

Resolution 10

(a) THAT in place of the authority given by way of the ordinary resolution of the Company dated 17 May 2004, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

  (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £13,144,537 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this resolution is passed; and

  (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

(b) THAT, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordinary resolution of the Company passed on 17 May 2004 be revoked by this resolution; and

(c) THAT paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

SPECIAL RESOLUTIONS

Resolution 13

THAT subject to the passing of resolution numbered 10 in the notice of the meeting the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the ***Act***) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 10 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment.

This power:

(a) expires at the end of the next annual general meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to 5% of the current issued share capital of the Company.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 10 in the notice of the meeting" were omitted.

Resolution 14

THAT the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company (***Ordinary Shares***) subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 39,433,611, representing 10% of the Company's issued ordinary share capital;

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) this authority shall expire at the close of the annual general meeting of the Company held in 2006; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

Resolution 15

THAT with effect from the passing of this resolution the Articles of Association of the Company be hereby amended by deleting the words "Subject as hereinafter provided and to the provisions of the Act," from Article 137, deleting Articles 138-142 and renumbering all subsequent articles accordingly and by altering all cross-references accordingly.

M. Carr
....
~~Director~~/Secretary

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

WILLIAM HILL PLC (the "*Company*")

COMPANY NO. 4212563

At the annual general meeting of the Company held on 18 May 2006 (the ***AGM***), the following resolutions, amongst others, were passed (the resolution number below corresponds to the number set out in the Notice of AGM):

ORDINARY RESOLUTION

Resolution 9

(a) **THAT** in place of the authority given by way of the ordinary resolution of the Company dated 19 May 2005, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

(i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £12,503,202 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed; and

(ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

(b) **THAT**, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordinary resolution of the Company passed on 19 May 2005 be revoked by this resolution; and

(c) **THAT** paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

SPECIAL RESOLUTIONS

Resolution 12

THAT subject to the passing of resolution numbered 9 in the notice of the meeting the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment.

This power:

(a) expires at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power

and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £1,875,480.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting" were omitted."

Resolution 13

THAT the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company (Ordinary Shares) subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 37,509,606, representing 10% of the Company's issued ordinary share capital; and

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an Ordinary Share and the highest current independent bid for an Ordinary Share as derived from the London Stock Exchange Trading System (SETS);

(d) this authority shall expire at the close of the Annual General Meeting of the Company held in 2007; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

Resolution 14

THAT with effect from the passing of this resolution the Articles of Association of the company be hereby amended by deleting the present Article 137 and replacing it with the following:-

"Borrowing powers

Power to borrow 137 Subject to the provisions of this Article 137, the board may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any

part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

137a The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate principal amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less cash at such time shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to the greater of £2,000,000,000 and five times EBITDA of the Group;

137b For the purposes of this Article 137:

(i) ***borrowings*** shall be deemed to include not only moneys borrowed but also the following, except in so far as otherwise taken into account:

(a) the principal amount for the time being outstanding and owing by a member of the Group in respect of any debenture whether issued for cash or otherwise;

(b) the principal amount raised by a member of the Group by acceptances under any acceptance credit opened on its behalf and in its favour by any bank or accepting house (not being acceptances in respect of the purchase or sale of goods or the provision of services in the ordinary course of business which are outstanding for six months or less);

(c) the nominal amount of any share capital and the principal amount of any debentures or borrowings of any person, the redemption or repayment of which is guaranteed or wholly or (to the extent the same is partly secured) partly secured by a member of the Group (but excluding any such share capital which is for the time being beneficially owned by, and any such borrowings which are for the time being owed to, a member of the Group);

(d) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account; and

(e) any amount in respect of a hire purchase agreement or of a finance lease payable in either case by a member of the Group which would be shown as being so payable in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest accounts, but shall be deemed not to include:

(f) borrowings by a member of the Group before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by a member of the Group until six months after the undertaking becomes a subsidiary undertaking or the asset is acquired, as the case may be;

(g) any guarantee or indemnity given by any member of the Group in respect of any amount or obligation deemed not to be moneys borrowed under any of the provisions of this Article 137; and

(h) the proportion equal to the proportion of the issued share capital of moneys borrowed by a partly owned subsidiary which is not owing to another member of the Group;

(i) any deficit in relation to any Group occupational pension scheme; and

(j) creditors arising in the ordinary course of business including liabilities owed to customers of the Group,

provided that there shall be offset against the amount of borrowings, any amounts beneficially owned by a member of the Group which represent the value of investments which would be shown as current assets in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest accounts, subject, in the case of investments which are beneficially owned by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof attributable to outside interests.

For the avoidance of doubt, no amount shall be taken into account more than once in any calculation of moneys borrowed.

When the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing which is then outstanding and which is denominated or repayable in a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet, or if no rate was so used, at the middle market rate prevailing in London at the close of business in London on the date of that balance sheet.

No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 137 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed;

(ii) ***Cash*** means cash, cash at bank and cash equivalents but excluding any cash held by any member of the Group on behalf of its customers;

(iii) ***EBITDA*** means, in respect of any period consisting of four accounting quarters determined in accordance with the Company's accounting calendar, the consolidated profit of the Group for such period:

(a) before any deduction of tax;

(b) before interest or other finance income or expense;

(c) before any write off, charge or fair value adjustments on acquisitions;

(d) excluding extraordinary or exceptional items;

(e) after deducting (to the extent otherwise included) the amount of profit (or adding back the loss) of any member of the Group (other than the Company) which is attributable to any third party (not being a member of the Group) which is a shareholder in such member of the Group;

(f) after deducting (to the extent otherwise included) any gain over book value arising in favour of a member of the Group on the disposal of any asset (not being any disposals made in the ordinary course of trading) during such period and any gain arising on any revaluation of any asset during such period;

(g) after adding back (to the extent otherwise deducted) any loss against book value incurred by a member of the Group on the disposal of any asset (not being any disposals made in the ordinary course of trading) during such

period and any loss arising on any revaluation of any asset during such period;

(h) without taking into account any movement recorded within the statement of recognised income and expenses;

(i) adding back depreciation, amortisation and any other non-cash write-off or impairment; and

(j) disregarding (for the avoidance of doubt) any dividend payable by the Company; and

(k) for the purposes of Article 137 calculated on a pro forma basis to exclude the portion of consolidated EBITDA attributable to any member of the Group, business or asset disposed of during such period and to include the portion of consolidated EBITDA for the relevant period attributable to any company, business or asset acquired during such period; and

(iv) the ***Group*** means the Company and its subsidiary undertakings for the time being.

William HILL

Wednesday, 2 March 2005

WILLIAM HILL PLC
PRELIMINARY ANNOUNCEMENT OF RESULTS

William Hill (the 'Group') today announces its results for the 52 weeks ended 28 December 2004 (the 'period') and a proposed return of surplus capital to shareholders by way of a capital reorganisation (the 'Return of Capital').

Results highlights:

- Profit on ordinary activities before finance charges up 16% to £232.0m (2003: £200.4m)
- Basic earnings per share up 22% to 36.2 pence (2003: 29.7 pence)
- Interim dividend of 5.5 pence per share (paid on 2 December 2004) and proposed final dividend of 11.0 pence per share (payable on 2 June 2005 to shareholders on the register on 6 May 2005) giving a total dividend up 32% to 16.5 pence per share (2003: 12.5 pence per share)

Return of capital:

- In addition to the final dividend, we propose to return capital of £453m (equating to 115 pence per share or c.20% of market capitalisation) via a B share scheme with full choice between income and capital elections subject to shareholder and court approval
- Total returned to shareholders since flotation in June 2002 will amount to £752m (including dividends, share buy backs and proposed Return of Capital)
- Intention to maintain an efficient capital structure through a combination of dividends and share buy backs
- New £1.2bn bank facilities with a five year term
- Special contribution of £40m over three years to eliminate pension fund deficit
- Full details of these proposals will be contained in a circular to be posted to shareholders in mid April 2005 and will require shareholder approval at the Annual General Meeting on 19 May 2005

Current trading:

- Satisfactory start to the current trading year with Group gross win in the eight week period ended 22 February 2005 up 4% against the comparative period despite tough comparators

Commenting on these results and the proposed Return of Capital, Charles Scott, Chairman, said:

"The Group's focus on profitable organic growth has delivered another excellent set of results with profit, earnings per share and dividends all showing strong double digit rates of increase over the comparable period.

We have announced the Return of Capital in light of William Hill's strong financial performance since the time of flotation and in order to re-establish an efficient capital structure as well as maximise returns to shareholders.

The Gambling Bill now appears less likely to offer opportunities for expansion of the UK casino industry, and synergies between casino and betting operators, than were originally anticipated. Consequently, the Board is not inclined to commit significant capital to potential acquisitions outside of its core bookmaking and gaming businesses at the current time. However, our proposed capital structure will still give us the ability to finance bolt on acquisitions.

The Group continues to focus successfully on channels and markets which offer good growth prospects and to maintain sound financial disciplines with a view to maximising shareholder value."

Enquiries:

David Harding, Chief Executive	**(Tel: 020 8918 3910)**
Tom Singer, Group Finance Director	**(Tel: 020 8918 3910)**
James Bradley, William Cullum, Brunswick	**(Tel: 020 7404 5959)**

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2. Alternatively, it will be possible to listen to the presentation by dialling 44 (0) 20 8515 2303. The presentation will be recorded and will be available for a period of one week by dialling 44 (0) 208 515 2499 and using the replay access number 641827#. The slide presentation will be available on the Investor Relations section of the website www.williamhillplc.co.uk

CHIEF EXECUTIVE'S REVIEW

In 2004, despite fluctuating sporting results, the Group continued to perform strongly whilst investing in its capabilities for the future. Once again, our ability to increase the Group's gross win faster than operating costs has allowed us to exploit the operating leverage in our business model and deliver strong growth in profits and earnings per share.

The most significant variation in sporting results occurred in football, where the first half of the year saw very favourable results for the bookmaker, particularly in the Euro 2004 series of matches where a number of favoured teams fell victim to underdogs, whilst in the second half we have seen a long run of favourites winning, both in the domestic leagues and key European matches.

We have also experienced some fluctuations in horseracing results, which also saw a lower level of gross win across the Group in the second half, but this trend was exacerbated by lower theoretical margins, which are the direct result of on course bookmakers hedging into betting exchanges.

Retail

The Retail division grew gross win by 8% to £548.1m and profit by 9% to £165.5m.

We largely completed our rollout of fixed odds betting terminals (FOBTs) by the end of 2004, finishing the year with 5,573, although we will continue to optimise numbers, siting and product. Average net profitability per terminal reduced during the second half, partly due to the impact of the voluntary code of conduct, but mainly due to the dilution effect of adding the third or fourth terminal into shops and our winter trading hours. During the year, we traded an average of 4,442 terminals (2003: 2,454) and achieved a full year average net profitability per terminal of £370 per week (2003: £380). We hope to improve profitability in 2005 through a combination of product innovation and improved contractual terms with our suppliers.

The number of Amusement With Prizes machines (AWPs) in the estate has been reduced through the year to accommodate more FOBTs, and the Group finished the year with 530 AWPs (2003: 2,454).

Over the counter gross win fell in the second half, partly due to adverse sporting results, partly due to low theoretical margins and partly due to substitution into self service machine betting via FOBTs. For the full year, over the counter business was flat against last year. During the year we recognised that we could improve our manual settlement procedures to speed up the recycling of winnings. Consequently, we have accelerated our roll out of electronic point of sale (EPOS) tills and the replacement of text systems and fully expect to have them deployed by the end of 2005.

During the year we acquired 10 licensed betting offices, opened 17 licensed betting offices and closed seven units bringing our total number of trading shops to 1,606 at the year end. In addition to the new licence activity, we extended or resited a further 39 shops and shopfitted a further 86 shops. Total property related capital expenditure on the estate for the year was £13.3m.

Telephone

Telephone gross win grew by 7% to £60.3m, but profit was flat at £22.1m. The channel continues to benefit from the increasing popularity of betting-in-running but was the worst hit by the profile of

results in the second half being the most vulnerable to higher staking customers who are less inclined to recycle winnings. It is also the channel most vulnerable to the impact of betting exchanges.

The main cost increases that resulted in a lower conversion of gross win to profit were higher levy charges due to an increase in gross win on horseracing, and higher IT recharges reflecting the development of back office account management and trading systems.

We ended the year with 184,000 active telephone customers (2003: 171,000).

Interactive

Strong underlying growth in poker, the online casino, and arcade products helped counteract the impact of adverse sporting results and the division finished the year with gross win of £106.1m, up 25%, and profit of £51.7m, up 39%.

2004 also saw the launch of our own TV station on Sky Channel 425. This was a deliberately low cost, low risk entry strategy into interactive digital television. The platform has made an encouraging start and we will be expanding our coverage of live sporting events, as well as introducing coverage of live poker tournaments, to attract more viewers and use the medium to promote the brand and other growth areas for the Group.

Towards the end of the year, we also introduced a new range of java based casino and slot products suitable for GPRS and 3G generation mobiles to complement our already successful WAP sportsbook and arcade offering.

The launch of these two initiatives in addition to our already successful internet sites provides UK domiciled customers with unrivalled access to our business and the brand with a distribution ubiquity few competitors can match.

We ended the year with 292,000 active Interactive customers (2003: 247,000).

Cost of content

In November 2004, the European Court of Justice (ECJ) delivered its judgement on the interpretation of the Database Directive, which had been referred by the Court of Appeal in relation to the dispute with the British Horseracing Board on the use of certain racing data. This judgement supported the Group's position, in contrast to the position adopted by the initial High Court ruling. The ECJ interpretation will be applied by the Court of Appeal and the case decided at a hearing which has been fixed for June 2005. In the meantime, the Group continues to contribute 10% of gross win on UK horseracing via the statutory levy.

The betting industry has contractual arrangements in place with 52 of the country's 59 racetracks for the supply of horseracing pictures into licensed betting offices. The duration of these contracts varies from between three and five years.

During the year the bookmaking industry agreed to an increase in the voluntary levy to support the greyhound industry. This three year agreement will see a phased increase in contributions from 0.4% of turnover on greyhound betting in 2003 to 0.6% of turnover in 2006. It is the intention of the British Greyhound Racing Fund that the majority of the increase will be directed at improved welfare for greyhounds. The Group paid £2.8m under the voluntary levy in 2004 (2003: £2.4m).

Despite the increase in greyhound funding, we believe that the ECJ ruling greatly reduces pressure for increases in the cost of content across all sports.

Operating costs

Full year expenses for the Group were £332.5m, an increase of 6% on the comparable period. The rate of cost increases slowed through the course of the year and whilst costs increased 8% in the first half against the comparable period, the rate of increase fell to 4% in the second half against the comparable period.

Much of the increase was due to higher staff costs that were up 10% over the comparable period reflecting extended opening hours in our shops, inflation based pay awards and higher pension costs. Property costs were up 5% over the comparable period reflecting increases in rent and rates, an increase in average shop size, and an increase in the size of the estate. The costs of providing pictures to our licenced betting offices were up 9% over the comparable period due to increases in trading hours, the size of the estate, and charges. Advertising and sponsorship costs, including the cost of free bets and casino bonus cash payments that are expensed in arriving at gross profit, were up 30% over the comparable period reflecting incremental spend on the Euro 2004 football championship and increased sponsorship and web advertising and promotions. Other increases relate to network and communication costs, up 33% over the comparable period, as we improve links between administrative centres and licensed betting offices, partly to support FOBT business, but also in preparation for EPOS rollout. In contrast, depreciation, bank charges (including charge backs) and AWP rentals decreased compared to the comparative period.

A number of the cost increases are driven by our ongoing investment in information technology as we strengthen development and support capabilities in preparation for the introduction of EPOS and new back end systems. All expenditure on information technology is subject to rigorous cost-benefit analysis, and tightly managed through formalised project and programme management systems.

Going forward we expect underlying costs to be contained to annual rates of growth of between 4% and 6%, although there will be a short term increase in one off costs in 2005 resulting from the introduction of the EPOS system and costs associated with the capital reorganisation.

Competition issues

The Office of Fair Trading has taken the administrative decision to discontinue its investigation into and close its case file on the formula used to calculate payouts on computer straight forecasts and tricast bets. Its review of the rules of racing led to a number of changes which were reflected in the British Horseracing Board's modernisation plans. These are now subject to further change following the ECJ's ruling and subsequent reviews of the future funding and governance of the sport.

William Hill is a major employer and pays significant taxes and therefore we believe that it is in the national interest to address the unfair advantage enjoyed by layers on betting exchanges who compete directly with traditional bookmakers without paying a comparable level of gross profit tax or horseracing levy. This inequitable taxation of layers on betting exchanges enables them to offer better prices than the traditional bookmaker. We continue to lobby aggressively for a 'level playing field', and were pleased to note that, in its recent review of gross profit tax, the National Audit Office reiterated the need to assess the potential duty at risk across the betting industry resulting from the tax

advantages enjoyed by layers on betting exchanges. This opinion follows the Chancellor's statement in 2004 that the taxation of betting exchanges would be subject to a full review.

Whilst the Gambling Bill has yet to complete its passage through both Houses of Parliament, it is evident that the potential opportunities and threats for the Group resulting from a rapid expansion of the gaming sector are receding. Potential synergies between the betting and gaming sectors are reduced by the proposed structure of the legislation. This reduces the likelihood of any cross sector merger or significant acquisition activity for the Group at the current time, and hence our need for flexibility in the potential use of capital. Accordingly, we are intending to return a significant amount of surplus capital to shareholders.

Regulatory development

The Gambling Bill will be put before the House of Lords during February and March 2005. Assuming it passes into law, we are advised that it is unlikely to be fully implemented until the Gambling Commission is fully resourced and operational, which is unlikely to be before the end of 2006, or early 2007.

Proposed regulations concerning remote gaming and the new licensing regime for betting operators are the principal areas of the Bill that will impact on William Hill. We have been lobbying through our trade associations, the Association of Remote Gambling Operators (ARGO) and the Association of British Bookmakers (ABB), to ensure that the new measures are effective in accomplishing the government's regulatory objectives, without imposing undue compliance costs.

CAPITAL REORGANISATION

Background to the Proposed Return of Capital

William Hill was listed on the London Stock Exchange in June 2002 and at that time the Group put in place a capital structure and financing arrangements to provide the optimum capital structure for William Hill as a public company, consistent with the Board's strategy. These financing arrangements were designed to support a strategy focused on maximising organic growth opportunities but also provided the flexibility to pursue selectively value-enhancing acquisitions and enable the Group to adopt a progressive dividend policy.

Since listing, the Group has pursued a strategy aimed at delivering sustainable earnings growth and value for its shareholders. The key elements of this strategy have been to continue to enhance traditional earnings and maximise organic growth opportunities, profitably exploit new platforms across all betting channels, and capitalise on opportunities arising from regulatory, fiscal and technological change. Although the Group has reviewed a number of potential investment and acquisition opportunities, in particular in the context of potential gambling deregulation in the UK, the Board has maintained strict financial discipline and avoided pursuing opportunities unless they were demonstrably value enhancing for shareholders. The Group has made a number of small acquisitions of licensed betting offices and greyhound stadia that have been funded out of operating cash flow.

In light of William Hill's strong financial performance and to help preserve an efficient capital structure and maximise returns to shareholders, the Board secured the authority at its last Annual General Meeting to buy back 10% of the Group's issued share capital. Since this time William Hill has bought back approximately 6.5% of its share capital.

However, the Board has concluded that William Hill could support a significantly higher amount of debt and to do so would be in the interest of shareholders. The Return of Capital will restore the Group's financial coverage ratios to levels broadly consistent with those established at the time of the listing. In view of the substantial quantum of capital which the Board believes should be returned, the Board has concluded that the optimal mechanism would be a B share scheme which offers pro rata participation to all shareholders with full choice between income and capital elections.

In order to facilitate the proposed Return of Capital, a new holding company will need to be introduced as part of a scheme of arrangement and reduction of capital that will require the approval of shareholders and the High Court. The objective of these steps is to create sufficient distributable reserves to facilitate the Return of Capital and future dividends and share buy backs.

Funding of Return of Capital

In order to fund the Return of Capital and take advantage of the current favourable conditions in credit markets, the Group has secured new bank facilities of £1.2bn with a consortium of banks. On 2 March 2005, £600m of the new facilities became available and will be used to repay the existing bank facilities in March 2005 at which time they will be cancelled.

Subject to the satisfaction of various conditions precedent, a further £600m of new facilities will become available once the scheme of arrangement and reduction of capital have been approved by shareholders and the High Court. All the new facilities have been provided on a committed and underwritten basis and have a five year term.

Pension plan

Subject to the Return of Capital being approved by shareholders, the Board has undertaken to make a special contribution of £40m to the Group's defined benefit pension scheme. The contribution will be spread over a period of three years and is designed to eliminate the deficit calculated on a continuing basis by the actuary as at September 2004. The Board and pension scheme trustee have consulted on this specific proposal and believe it represents an appropriate course of action that properly balances the legitimate interests of shareholders, and members and pensioners.

Future strategy and dividend policy

The Board intends to maintain an efficient and flexible capital structure after the return of capital and will use a combination of dividend payments and share buy backs to achieve this objective.

For 2005, the Board expects to maintain dividend cover on a per share basis broadly in line with the level in 2004. In addition, the Board will be seeking authority from shareholders for a renewal of the on market share buy back mandate.

Timetable of events

The Board will be posting a circular to shareholders in mid April 2005 setting out full details of its proposal to return capital and the timetable of events.

At this early stage, the Board anticipates that shareholders will be invited to vote on this and other proposals at the Annual General Meeting and Court meeting on 19 May 2005, with the High Court sanctioning the scheme of arrangement and reduction of capital in June 2005, and payments being received by shareholders in early July 2005.

William Hill PLC

Consolidated Profit and Loss Account

for the 52 weeks ended 28 December 2004

	Notes	**52 weeks ended 28 December 2004 £m**	52 weeks ended 30 December 2003 (restated) £m
Turnover	2	**8,287.7**	5,945.8
Cost of sales		**(7,726.3)**	(5,434.7)
Gross profit	2	**561.4**	511.1
Net operating expenses		**(332.5)**	(313.6)
Operating profit	2	**228.9**	197.5
Share of associate's operating profit		**3.1**	2.9
Profit on ordinary activities before finance charges		**232.0**	200.4
Net interest payable	3	**(25.2)**	(29.2)
Other finance charges		**(1.5)**	(1.7)
Profit on ordinary activities before tax		**205.3**	169.5
Tax on profit on ordinary activities	4	**(57.0)**	(45.2)
Profit on ordinary activities after tax for the financial period		**148.3**	124.3
Dividends proposed and paid	5	**(65.1)**	(52.2)
Retained profit for the financial period		**83.2**	72.1

Earnings per share (pence)			
Basic	6	**36.2**	29.7
Diluted	6	**35.5**	29.3

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses

for the 52 weeks ended 28 December 2004

	Notes	**52 weeks ended 28 December 2004 £m**	52 weeks ended 30 December 2003 (restated) £m
Profit for the financial period		**148.3**	124.3
Actuarial loss recognised in the pension scheme		**(10.7)**	(3.7)
Deferred tax attributable to actuarial loss		**3.2**	1.1
Currency translation differences on foreign currency net investments		**-**	0.1
Total recognised gains and losses relating to the period		**140.8**	121.8
Prior period adjustment	1	**(1.9)**	
Total recognised gains and losses since last annual report		**138.9**	

William Hill PLC

Consolidated Balance Sheet

as at 28 December 2004

	Notes	28 December 2004 £m	30 December 2003 (restated) £m
Fixed assets			
Intangible assets - goodwill		**736.2**	732.3
Tangible assets		**119.0**	101.0
Investments		**2.9**	0.8
		858.1	834.1
Current assets			
Stocks		**0.3**	0.4
Debtors: amounts recoverable within one year		**15.4**	15.7
Debtors: amounts recoverable after one year		**6.5**	6.2
Cash at bank and in hand		**60.5**	46.4
		82.7	68.7
Creditors: amounts falling due within one year		**(203.6)**	(187.1)
Net current liabilities		**(120.9)**	(118.4)
Total assets less current liabilities		**737.2**	715.7
Creditors: amounts falling due after more than one year		**(447.7)**	(366.6)
Net assets excluding pension liability		**289.5**	349.1
Pension liability		**(38.5)**	(31.7)
Net assets including pension liability		**251.0**	317.4
Capital and reserves			
Called-up share capital	7	**40.5**	42.2
Share premium account	7	**311.3**	311.3
Capital redemption reserve	7	**1.7**	-
Merger reserve	7	**(26.1)**	(26.1)
Other reserve	7	**-**	2.1
Own shares held	7	**(59.3)**	(5.0)
Profit and loss account	7	**(17.1)**	(7.1)
Equity shareholders' funds	8	**251.0**	317.4

William Hill PLC

Consolidated Cash Flow Statement

for the 52 weeks ended 28 December 2004

	Notes	**52 weeks ended 28 December 2004 £m**	52 weeks ended 30 December 2003 £m
Net cash inflow from operating activities	9	**247.3**	224.5
Returns on investments and servicing of finance	10	**(23.3)**	(22.4)
Taxation		**(57.4)**	(21.7)
Capital expenditure and financial investment	10	**(27.3)**	(18.5)
Acquisitions	10	**(3.8)**	(4.9)
Equity dividends paid		**(59.6)**	(38.8)
Net cash inflow before financing		**75.9**	118.2
Financing	10	**(61.8)**	(116.4)
Increase in cash in the period	11	**14.1**	1.8

Notes to the Financial Statements

for the 52 weeks ended 28 December 2004

1. Changes in accounting policies and restatement of comparatives

The Group has adopted Abstract 38 'Accounting for ESOP trusts' and the related amendments to Abstract 17 'Employee share schemes' issued by the Urgent Issues Task Force in December 2003.

The provisions of Abstract 38 change the presentation of an entity's own shares held in trust from requiring them to be recognised as assets (within investments), to requiring them to be deducted in arriving at shareholders' funds. As a result of the change in accounting policy in respect of Abstract 38, the comparatives have been restated as follows:

	30 December 2003 £m
Investments	
As previously reported	3.6
Reclassification of own shares held	(2.8)
As restated	0.8
Shareholders funds	
As previously reported	320.2
Reclassification of own shares held	(2.8)
As restated	317.4

The amount representing own shares held was £4.4m at 31 December 2002.

Amended Abstract 17 requires that the minimum expense recognised in respect of share awards and options should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares ('the intrinsic value'). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by a trust at fair value, by reference to the cost of shares that were available for the award.

The impact of adopting the amended Abstract 17 amounted to an additional charge of £1.0m against profit before tax in the 52 weeks ended 28 December 2004 (52 weeks ended 30 December 2003 – £1.3m). In addition to the £1.3m charged in 2003, £0.6m was charged in periods prior to this, giving a total prior period adjustment of £1.9m reported in the Statement of Total Recognised Gains and Losses.

2. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Turnover		
- Retail	**7,020.7**	4,751.8
- Telephone	**540.8**	570.5
- Interactive	**696.3**	592.6
- Other activities	**29.9**	30.9
	8,287.7	5,945.8
Gross win		
- Retail	**548.1**	505.6
- Telephone	**60.3**	56.5
- Interactive	**106.1**	84.9
- Other activities	**7.6**	7.3
	722.1	654.3
Operating profit		
- Retail	**165.5**	152.4
- Telephone	**22.1**	22.2
- Interactive	**51.7**	37.1
- Other activities	**(0.3)**	0.9
- Central costs	**(10.1)**	(15.1)
	228.9	197.5
Net assets/(liabilities)		
- Retail	**73.4**	59.5
- Telephone	**0.7**	(0.5)
- Interactive	**2.7**	1.4
- Other activities	**7.1**	6.9
- Corporate	**167.1**	250.1
	251.0	317.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

Turnover of £3.3m and a small operating loss of £0.1m has been consolidated into these results in respect of the acquisitions made by the Group in the period.

2. Segmental information (continued)

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Gross win	**722.1**	654.3
GPT, duty, levies, VAT and other cost of sales	**(160.7)**	(143.2)
Gross profit	**561.4**	511.1

3. Net interest payable and similar charges

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Interest receivable:		
Interest receivable	**1.9**	1.6
Interest payable and similar charges:		
Interest on bank loans and overdrafts	**(25.6)**	(28.7)
Interest on guaranteed unsecured loan notes 2005	**(0.2)**	(0.3)
Interest on high yield bonds	**-**	(0.3)
Share of associate's net interest payable	**-**	(0.1)
Amortisation of finance costs	**(1.3)**	(1.4)
Net interest payable	**(25.2)**	(29.2)

4. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
UK corporation tax at 30%	**57.4**	50.3
UK corporation tax – prior periods	**(1.7)**	(0.8)
Consortium relief receivable – prior periods	**-**	(1.1)
Overseas tax	**0.3**	(0.2)
Share of associated undertaking tax charge	**1.0**	0.8
Total current tax charge	**57.0**	49.0
Deferred tax – origination and reversal of timing differences	**-**	(3.8)
Total tax on profit on ordinary activities	**57.0**	45.2

4. Tax on profit on ordinary activities (continued)

	52 weeks ended 28 December 2004 %	52 weeks ended 30 December 2003 %
Effective tax rate	**27.8**	26.7

The effective tax rate is lower than the statutory tax rate of 30% mainly due to relief for brought forward losses for which deferred tax was not previously recognised and prior year adjustments.

5. Dividends proposed and paid

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Equity shares:		
- interim dividend paid	**22.0**	14.6
- final dividend proposed/paid	**43.1**	37.6
	65.1	52.2
Dividend per ordinary share (pence)	**16.5**	12.5

The interim dividend of 5.5p (52 weeks ended 30 December 2003 – 3.5p) was paid on 2 December 2004. The proposed final dividend of 11.0p (52 weeks ended 30 December 2003 – 9.0p) will be paid on 2 June 2005 to all shareholders on the register on 6 May 2005.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 28 December 2004, the trust held 2.8m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in Treasury. The Company estimates that 391.6m shares will qualify for the final dividend.

6. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Profit after tax for the financial period	**148.3**	124.3

	Number (m)	Number (m)
Basic weighted average number of shares	**410.1**	418.7
Dilutive potential ordinary shares:		
Employee share awards and options	**7.4**	5.3
Dilutive weighted average number of shares	**417.5**	424.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 52 weeks ended 28 December 2004 by 8.7m (52 weeks ended 30 December 2003 – 4.4m).

7. Capital and reserves

Group:

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Other reserves £m	Own shares held £m	Profit and loss account £m	Total £m
At 31 December 2003 (as previously reported)	42.2	311.3	-	(26.1)	2.1	-	(9.3)	320.2
Prior period adjustment (note 1)	-	-	-	-	-	(5.0)	2.2	(2.8)
As restated	42.2	311.3	-	(26.1)	2.1	(5.0)	(7.1)	317.4
Retained profit for the financial period	-	-	-	-	-	-	83.2	83.2
Actuarial loss recognised in the pension scheme	-	-	-	-	-	-	(10.7)	(10.7)
Deferred tax arising thereon	-	-	-	-	-	-	3.2	3.2
Shares repurchased and cancelled	(1.7)	-	1.7	-	-	-	(89.3)	(89.3)
Treasury shares purchased	-	-	-	-	-	(56.1)	-	(56.1)
Expense recognised in respect of share remuneration	-	-	-	-	-	-	3.3	3.3
Movements on reserves due to transfer of own shares to recipients	-	-	-	-	(2.1)	1.8	0.3	-
At 28 December 2004	**40.5**	**311.3**	**1.7**	**(26.1)**	**-**	**(59.3)**	**(17.1)**	**251.0**

Own shares held at 28 December 2004 amounting to £59.3m comprise 10.5m shares (nominal value - £1.1m) held in treasury purchased for £56.1m and 2.8m shares (nominal value - £0.3m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.2m. The shares held in treasury were purchased at a weighted average price of £5.32. At 28 December 2004 the total market value of own shares held was £74.5m.

8. Reconciliation of movements in equity shareholders' funds

	28 December 2004 £m	30 December 2003 (restated) £m
Profit for the financial period	**148.3**	124.3
Other recognised gains and losses relating to the period (net)	**(7.5)**	(2.5)
	140.8	121.8
Dividends	**(65.1)**	(52.2)
Own shares purchased during period	**(145.4)**	-
Expense recognised in respect of share remuneration	**3.3**	2.9
Net (reduction)/addition to equity shareholders' funds	**(66.4)**	72.5
Opening equity shareholders' funds (as previously reported)	**317.4**	249.3
Prior period adjustment - reclassification of opening balance of own shares held (note 1)	**-**	(4.4)
As restated	**317.4**	244.9
Closing equity shareholders' funds	**251.0**	317.4

9. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Operating profit	**228.9**	197.5
Depreciation	**16.2**	18.4
Profit on sale of fixed assets	**(0.6)**	-
Amortisation of EDIP and LTIP	**3.3**	2.9
Decrease/(increase) in debtors	**0.5**	(1.5)
Increase in creditors	**1.6**	7.2
Defined benefit pension cost less cash contributions	**(2.6)**	-
Net cash inflow from operating activities	**247.3**	224.5

None of the acquisitions made by the Group during the period generated significant cash flows during the period of their ownership by the Group.

10. Analysis of cash flows

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Returns on investments and servicing of finance:		
Interest received	**1.9**	1.6
Interest paid	**(25.2)**	(24.0)
Net cash outflow	**(23.3)**	(22.4)
Capital expenditure and financial investment:		
Purchase of fixed assets	**(28.2)**	(18.8)
Sale of tangible fixed assets	**0.9**	0.3
Net cash outflow	**(27.3)**	(18.5)
Acquisitions:		
Purchase of subsidiary undertaking	**(3.9)**	(5.7)
Net cash acquired with subsidiary undertaking	**0.1**	0.8
Net cash outflow	**(3.8)**	(4.9)
Financing:		
Purchase of own shares	**(145.5)**	-
Repayment of Guaranteed unsecured loan notes 2005	**(6.3)**	-
Loan facilities drawn down/(repaid)	**90.0**	(116.4)
Net cash outflow	**(61.8)**	(116.4)

Notes to the Financial Statements
for the 52 weeks ended 28 December 2004

11. Analysis and reconciliation of net debt

	31 December 2003 £m	Cash flow £m	Other non-cash items £m	**28 December 2004 £m**
Analysis of net debt				
Cash at bank and in hand	46.4	14.1	-	**60.5**
Debts due within one year	(45.9)	(3.8)	(0.1)	**(49.8)**
Debts due after more than one year	(366.6)	(79.9)	(1.2)	**(447.7)**
Total	(366.1)	(69.6)	(1.3)	**(437.0)**

Other non-cash items of £1.3m comprise amortised debt issue costs.

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Increase in cash in the period	**14.1**	1.8
Cash (inflow)/outflow from (increase)/decrease in net debt	**(83.7)**	116.4
Change in net debt resulting from cash flows	**(69.6)**	118.2
Loans acquired	-	(1.6)
Debt issue costs written off and amortised	**(1.3)**	(1.3)
	(70.9)	115.3
Opening net debt	**(366.1)**	(481.4)
Closing net debt	**(437.0)**	(366.1)

12. Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts for the 52 week period ended 28 December 2004 or the 52 week period ended 30 December 2003, but is derived from those accounts. Statutory accounts for the 52 week period ended 30 December 2003 have been delivered to the Registrar of Companies and those for the 52 week period ended 28 December 2004 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

The financial information within this preliminary announcement has been prepared on the basis of the accounting policies in the Group's statutory accounts for the 52 weeks ended 30 December 2003 (except as outlined in note 1). The preliminary results should therefore be read in conjunction with the 2003 report and accounts.

13. Introduction of International Financial Reporting Standards (IFRS)

The Group is preparing for the adoption of IFRS as its primary accounting basis for the 52 week period ending 26 December 2006. However, financial statements for the 52 week period ended 28 December 2004 prepared in accordance with IFRS have been prepared for illustrative purposes only and will be available from mid-April on the Group's corporate information web site www.williamhillplc.co.uk.

Monday, 5th September 2005

WILLIAM HILL PLC
ANNOUNCEMENT OF INTERIM RESULTS

William Hill PLC (the 'Group') today announces its results prepared under UK generally accepted accounting practice for the 26 weeks ended 28 June 2005.

Highlights include the following:

- Turnover up 30% to £5,054.5 million (2004: £3,886.6 million) and gross win up 0.3% to £383.4million (2004: £382.1million)
- Profit on ordinary activities before finance charges and exceptional charges down 6% at £123.9 million (2004: £132.5 million)
- Net cash inflow from operating activities fell 6% to £133.6 million (2004: £142.1 million), which represents 108% of operating profit before exceptional charges
- Basic adjusted earnings per share down 6% to 19.2 pence (2004: 20.4 pence)
- Interim dividend up 11% to 6.1 pence per share (2004: 5.5 pence per share) payable on 5 December 2005 to shareholders on the register on 4 November 2005
- Intention to return £200 million - £300 million to shareholders over the next 18 months via on market share buybacks
- The acquisition of Stanley Leisure plc's retail bookmaking operations ("Stanley Retail") was completed on 18 June 2005. Subject to the disposal of approximately 50 licensed betting offices ("LBO's") (in addition to 28 already sold to the Tote) to address competition concerns, the Office of Fair Trading ("OFT") has decided not to refer the acquisition to the Competition Commission. The integration of Stanley Retail into the Group is underway (save for those LBOs to be divested) and is on track to achieve the expected synergies.
- In the nine weeks ended 30 August 2005, gross win for the Group (excluding Stanley Retail) was up 5.5% as sporting results improved relative to those seen in the first five months of the year, and costs increased 2.5%

Commenting on the results, Charles Scott, Chairman, said:

"In common with other bookmakers, the Group's results in the period were adversely affected by sporting results compared to generally more favourable results and the Euro 2004 football tournament in the first half of 2004.

We continue to invest in technology across our operations and in our retail estate. Our programme to install electronic point of sale tills and new audiovisual text systems is proceeding in accordance with our expectations and is approaching two thirds completion.

The acquisition of Stanley Leisure's retail operations substantially enhances our market position and following OFT clearance we have started to integrate the business and are planning the development work required over the medium term to improve the quality and profitability of the Stanley Retail estate.

We remain confident about the Group's future prospects and are committed to returning value to shareholders. The Board has resolved to increase the interim dividend by 11% to 6.1p per share and intends to return a further £200 million to £300 million to shareholders via share buybacks over the next 18 months".

Enquiries:

David Harding, Chief Executive	Tel:	0208 918 3910
Tom Singer, Chief Operating Officer	Tel:	0208 918 3910
James Bradley, Deborah Spencer, Brunswick	Tel:	0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling +44 (0)1452 56 12 63. The presentation will be recorded and will be available for a period of one week by dialling 0800 953 1533 (from the UK) and +44 (0)1452 55 00 00 (from outside the UK) and using the replay access number 8860331#. The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

Despite unfavourable sporting results for bookmakers for the first five months of the period and the tough comparative that included more favourable results and Euro 2004, the Group has achieved a creditable result in the first half of 2005. Retail gross win fell slightly with a reduction in over the counter gross win and amusement with prizes ('AWP') gross win largely offset by an increase in fixed odds betting terminal ('FOBT') gross win; telephone gross win fell due to the unfavourable sporting results; and interactive gross win increased primarily due to the growth of poker. In the absence of income growth, tight cost control limited the fall in operating profit.

It should be noted that the results include a contribution of ten days trading from Stanley Retail.

TRADING PERFORMANCE

Retail Channel

Retail gross win fell 0.5% (1.3% excluding Stanley Retail) compared to the comparative period, with over the counter down by 10.9% (11.6% excluding Stanley Retail) and total gross win from FOBTs and AWPs increasing 35.2% (33.7% excluding Stanley Retail). There is likely to have been some substitution between over the counter business and FOBTs although the level of substitution cannot be quantified.

The over the counter business suffered from disappointing horse racing and football results in the period, whereas the comparative period included more favourable sporting results and the Euro 2004 football championship. However theoretical margins on horseracing appear to have stabilised and since May 2005 there are signs that results have started to improve. The Group continues to increase the number of betting opportunities available to its customers and has extended trading hours by a further half an hour per day in the winter months.

The average number of FOBTs in the William Hill estate increased to 5,710 during the period (first half 2004: 3,658) and following the acquisition of Stanley Retail which had 1,494 FOBTs at the time of acquisition we expect to have around 7500 FOBTS by the year-end. The average net profit per terminal per week in the William Hill estate was £400 for the period (first half 2004: £396). The average number of AWPs in the William Hill estate during the period has fallen to 468 (first half 2004: 2,020) and following the acquisition of Stanley Retail which had 524 AWPs at the time of acquisition, we are targeting just over 550 by the year-end. These targets equate to FOBT and AWP densities of 3.5 per shop and 0.3 per shop, respectively, in those jurisdictions where FOBTs and AWPs are allowed.

Costs in the combined estate in the period increased by 4.7% (2.9% excluding Stanley). Staff costs increased due to an inflation related pay award, property costs increased due to rent reviews and pictures and data costs increased due to a combination of additional meetings and an increase in SIS charges per fixture. Equipment hire costs fell due to new FOBT supplier terms effective from May and a reduced number of AWPs.

Seventy two development and shop fitting projects were completed in the period including 15 new licences and we are targeting a similar number of projects in the second half in the combined estate. We are expecting that this will increase significantly in 2006 as we start to improve the quality of the Stanley Retail estate.

At the end of the period, we had 2,182 LBOs in the United Kingdom, 52 in the Republic of Ireland, 9 in the Channel Islands and 2 in the Isle of Man. We have since sold 28 LBOs to the Tote and as noted below we expect to sell around a further 50 LBOs to meet OFT competition concerns.

Our plans for introducing new technology into the LBOs are progressing well with the the installation of an electronic point of sale (EPOS) system and a replacement text system into existing William Hill shops expected to be completed by the end of 2005 and the upgrading of the Stanley Retail estate on to the same technology platform expected by Spring 2006. The total cash investment in respect of these projects is estimated at £54 million. To date we have installed text systems in 1,150 LBOs and EPOS in 950 LBOs.

Telephone Channel

Telephone gross win fell 17.3% against the comparative period due to adverse sporting results coupled with the relative inability to stimulate recycling amongst higher staking telephone clientele. Total active accounts remained flat at 184,000 as at 28 June 2005 (29 December 2004: 184,000).

Costs in the channel were up 6.5% over the comparative period due to increases in bank charges and a higher allocation of central technology costs.

Interactive Channel

The Interactive channel grew gross win by 17.0% over the comparative period primarily due to a 151% increase in income from poker, growth in arcade games, the introduction of William Hill TV, and a solid performance from our casino offering. Sportsbook gross win was flat compared to the comparative period.

We expanded our range of in-running betting opportunities and launched a live betting console on our Sportsbook which enables the rapid update of in running betting prices. We enhanced our single account proposition and our internet and telephone customers can now bet on sports, poker, casino and arcade from a single account. Our Arcade offering expanded to 8 games by the end of period, and has since increased to 10 games, and our mobile service is supported by 12 handsets.

William Hill TV was launched in late 2004 and now broadcasts Australian horseracing, greyhound racing, Brazilian football, Major League baseball, a weekly poker show and virtual racing. We are planning to trial William Hill TV in the shop environment later this year.

We upgraded our poker product with the addition of lower limit tables, shared guaranteed tournament prize pools of £1 million per month and re-branded our software. Thirty William Hill clients qualified for the World Series of Poker finals in Las Vegas. We also announced

our own William Hill Grand Prix Tournament with a guaranteed prize pool of £450,000. The finals of the William Hill Grand Prix will be screened on William Hill TV in December 2005.

We added 19 new games to our download casinos, including 5 new games on our Boss Media European language casinos, and now offer in total over 130 games. We have paid out over £600,000 in shared progressive jackpots in the year to date.

Total active accounts increased to 316,000 as at 28 June 2004 (29 December 2004: 292,000).

Costs in the channel increased 12.1% over the comparative period due to increased marketing activities to support the growth of our poker business and to fund the costs of William Hill TV production and content.

Cost Control

Total Group costs were £183.1 million representing a 10.3% increase over the comparative period. Stripping out exceptional charges and those costs attributable to Stanley Retail, costs increased by 4.6% against the comparative period.

Exceptional Costs

Exceptional costs before tax of £9.5 million are reported in the period of which £2.7 million relates to the installation of EPOS and new text systems, £1.7 million relates to professional fees on due diligence for the acquisition of Stanley Retail, £2.8 million relates to the costs of the return of capital exercise aborted earlier in the year, and £2.3 million relates to unamortised finance fees written off on early repayment of borrowings.

By the year end, the Group expects to incur a further £15 million of exceptional costs in respect of the integration of Stanley Retail (excluding non cash asset write offs) and roll out of new technology in the William Hill estate.

STANLEY RETAIL ACQUISITION

The acquisition of Stanley Retail was completed on 18 June 2005 adding 624 LBOs to the existing William Hill estate.

Subject to William Hill providing satisfactory undertakings, the OFT has decided not to refer the acquisition to the Competition Commission. The undertakings will relate to the disposal of approximately 50 further LBOs in addition to the 28 LBOs that have already been sold to the Tote.

The headline price of the acquisition was £504 million, which after a working capital adjustment, professional fees and stamp duty resulted in total cash consideration of £508.3 million.

The book value of assets acquired of £252.1 million has been fair valued to £51.5 million. This primarily reflects the requirement of the relevant accounting standard to assess the fair value of the assets and liabilities of Stanley Retail using the Group's accounting policies and in particular to reflect in intangible assets, rather than tangible assets, the value of betting shop licences in accordance with the Group's accounting policies. In addition, 28 LBOs sold to the Tote for a total net consideration of £14.5 million are included as assets held for resale and their earnings are not included in these results. The future sale of a possible further 50 LBO's (which may include some William Hill LBOs) is not treated in the same manner and their results are consolidated as the specific LBOs to be sold have not yet been identified. On this basis, the goodwill arising on acquisition is £456.8 million and may be subject to amendment at the year end in respect of the expected sale of additional LBOs and other minor changes.

A dedicated multi-disciplinary team has been established to take control of Stanley Retail and set about the task of integrating the operation into the enlarged William Hill Group. In June and July 2005, the team's efforts were directed at taking control of the acquired business, managing the sale of 28 shops to the Tote and preparing a detailed integration plan that could be put into effect once the OFT cleared the transaction.

Post OFT clearance, the Group has started to integrate the two businesses (save in respect of those Stanley Retail LBOs to be divested). Key tasks include the harmonisation of products, prices, and betting rules; progressive re-branding of the shops; installation of the same version of electronic point of sale and audiovisual text systems currently being deployed in the William Hill estate; re-negotiation of contracts with key suppliers; and wind down of the Stanley Retail head office. The integration is expected to be substantially complete by the end of March 2006. We remain confident of achieving the £13 million of annual synergies that we expected to realise at the time of the acquisition.

COST OF CONTENT

In July 2005 the Court of Appeal agreed with the European Court of Justice ("ECJ") interpretation of the Database Directive which had previously been referred to the ECJ by the Court of Appeal in relation to the dispute with the British Horseracing Board (BHB) on the use of certain racing data. This judgement supported the Group's position. Subsequently, the BHB has decided not to challenge this judgement thus bringing to an end a dispute that commenced in 2001.

Had the BHB been successful, their database would have been the basis of a commercial deal between racing and betting that would have allowed the statutory levy scheme to end. As a result of the decision, the government has extended the Levy until 2009 and appointed a committee, under the chairmanship of Lord Donoghue, to find an alternative basis for a commercial arrangement. It is anticipated that this committee will report back to the government in late 2005.

The betting industry has contractual arrangements in place with 58 of the country's 59 race tracks for the supply of horseracing pictures into LBOs. These contracts expire between Spring 2007 and Summer 2009.

With regard to football, the Retail division continues to make a payment (£300 + VAT per LBO per annum) to the football authorities as part of an ongoing agreement. It should be noted that at the same time as delivering its judgement on the interpretation of the Database Directive in relation to horseracing, the ECJ took a similar line on three football related cases.

REGULATORY DEVELOPMENT

In April 2005 the new Gambling Act was enacted. We are advised that it is unlikely to be fully implemented before Autumn 2007 pending the setting up of the Gambling Commission.

Proposed deregulation including extended betting shop opening hours, the installation of higher payout gaming machines and the removal of the demand criteria will impact our estate. The new Act also opens up the possibility of a UK based remote gaming industry and over the next two years the government aims to establish both regulation and taxation regimes to enable this to occur. We will continue to work with our trade associations to assist the Gambling Commission to develop appropriate regulation.

DIVIDENDS AND CAPITAL STRUCTURE

The Company will pay an interim dividend of 6.1 pence per share (2004: 5.5 pence per share) on 5 December 2005 to shareholders on the register on 4 November 2005. The Board is proposing an 11% increase in the dividend notwithstanding the adverse impact of unfavourable sporting results on earnings in the period as it remains confident about the Group's future prospects.
Subsequent to receiving clearance from the OFT, the Board has given further consideration to the appropriate financing arrangements for the enlarged Group that achieves an efficient capital structure and preserves the flexibility to deal with the possibility of adverse developments in regulation and/or tax, or a downturn in trading. The Board will target a ratio of net debt to earnings before interest, depreciation and amortisation (EBITDA) of

approximately 3.5 times to be achieved over the medium term. As a result, in addition to its progressive dividend policy, the Group expects to be able to return £200 million - £300 million to shareholders over the next 18 months. The Board therefore intends to continue with the on market share buy back programme and will periodically update the market on progress and its future plans.

ADOPTION OF IFRS

The Group is well advanced in its plans to formally adopt International Financial Reporting Standards (IFRS).

The Group has prepared its financial statements for the 26 week period ended 28 June 2005 in accordance with UK generally accepted accounting practice (UK GAAP) and will adopt IFRS as the primary basis for reporting for the 52 week period ending 26 December 2006.

The Group does not expect the adoption of IFRS to have a material impact on the reporting of financial performance as compared to results prepared in accordance with UK GAAP. Furthermore, it expects no adverse impact on its tax affairs or banking arrangements resulting from the transition to reporting in accordance with IFRS.

An interim report for the 26 weeks ended 28 June 2005 prepared in accordance with IFRS will shortly be available on the Group's corporate web site *www.williamhillplc.co.uk*.

CURRENT TRADING

In the nine weeks ended 30 August 2005, gross win for the Group (excluding Stanley Retail) was up 5.5% with growth in all three channels and costs were up 2.5% against the comparative period.

This announcement contains certain statements that are or may be forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

William Hill PLC

Consolidated Profit and Loss Account
for the 26 weeks ended 28 June 2005

	Notes	Before exceptional items £m	Exceptional items (note 3) £m	26 weeks ended 28 June 2005 Total £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Turnover	2	**5,054.5**	**-**	**5,054.5**	3,886.6	8,287.7
Cost of sales		**(4,756.7)**	**-**	**(4,756.7)**	(3,589.7)	(7,726.3)
Gross profit	2	**297.8**	**-**	**297.8**	296.9	561.4
Net operating expenses		**(175.9)**	**(7.2)**	**(183.1)**	(166.0)	(330.4)
Operating profit	2	**121.9**	**(7.2)**	**114.7**	130.9	231.0
Share of associate's operating profit		**2.0**	**-**	**2.0**	1.6	3.1
Profit on ordinary activities before finance charges		**123.9**	**(7.2)**	**116.7**	132.5	234.1
Net interest payable	4	**(14.0)**	**(2.3)**	**(16.3)**	(11.9)	(25.2)
Other finance charges		**(0.7)**	**-**	**(0.7)**	(0.9)	(1.5)
Profit on ordinary activities before tax		**109.2**	**(9.5)**	**99.7**	119.7	207.4
Tax on profit on ordinary activities	5	**(33.9)**	**1.8**	**(32.1)**	(34.5)	(57.6)
Profit on ordinary activities after tax for the financial period		**75.3**	**(7.7)**	**67.6**	85.2	149.8
Dividends proposed and paid	6	**(23.8)**	**-**	**(23.8)**	(22.4)	(65.1)
Retained profit for the financial period		**51.5**	**(7.7)**	**43.8**	62.8	84.7

	Notes					
Earnings per share (pence)						
Basic - adjusted	7			**19.2**	20.4	36.5
Basic	7			**17.2**	20.4	36.5
Diluted	7			**16.9**	20.0	35.9

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses
for the 26 weeks ended 28 June 2005

	Notes	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Profit for the financial period		**67.6**	85.2	149.8
Actuarial loss recognised in the pension scheme		**(5.7)**	(0.6)	(10.7)
Deferred tax attributable to actuarial loss		**1.7**	0.2	3.2
Currency translation differences on foreign currency net investments		**(0.1)**	(0.1)	-
Total recognised gains and losses relating to the period		**63.5**	84.7	142.3
Prior period adjustment	1	**(0.6)**		
Total recognised gains and losses since last annual report		**62.9**		

William Hill PLC

Consolidated Balance Sheet
as at 28 June 2005

	Notes	28 June 2005 £m	29 June 2004 (restated) £m	28 December 2004 (restated) £m
Fixed assets				
Intangible assets - goodwill	13	**1,193.9**	732.3	736.2
Tangible assets		**178.3**	100.7	119.0
Investments		**4.3**	1.8	2.9
		1,376.5	834.8	858.1
Current assets				
Stocks		**0.3**	0.3	0.3
Debtors: amounts recoverable within one year		**19.2**	18.1	15.4
Debtors: amounts recoverable after one year		**1.6**	5.3	5.9
Assets held for resale	13	**14.5**	-	-
Cash at bank and in hand		**160.1**	60.0	60.5
		195.7	83.7	82.1
Creditors: amounts falling due within one year		**(162.2)**	(199.6)	(203.6)
Net current assets/(liabilities)		**33.5**	(115.9)	(121.5)
Total assets less current liabilities		**1,410.0**	718.9	736.6
Creditors: amounts falling due after more than one year		**(1,075.6)**	(342.3)	(447.7)
Net assets excluding pension liability		**334.4**	376.6	288.9
Pension liability		**(43.4)**	(30.5)	(38.5)
Net assets including pension liability	2	**291.0**	346.1	250.4
Capital and reserves				
Called-up share capital	8	**40.5**	42.2	40.5
Share premium account	8	**311.3**	311.3	311.3
Capital redemption reserve	8	**1.7**	-	1.7
Merger reserve	8	**(26.1)**	(26.1)	(26.1)
Own shares held	8	**(59.3)**	(37.0)	(59.3)
Profit and loss account	8	**22.9**	55.7	(17.7)
Equity shareholders' funds	8,9	**291.0**	346.1	250.4

William Hill PLC

Consolidated Cash Flow Statement
for the 26 weeks ended 28 June 2005

	Notes	**26 weeks ended 28 June 2005 £m**	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Net cash inflow from operating activities	10	**133.6**	142.1	247.3
Returns on investments and servicing of finance	11	**(13.9)**	(11.9)	(23.3)
Taxation		**(26.6)**	(27.9)	(57.4)
Capital expenditure and financial investment	11	**(24.7)**	(7.2)	(27.3)
Acquisitions	11	**(501.1)**	-	(3.8)
Equity dividend paid		**(43.1)**	(37.7)	(59.6)
Net cash (outflow)/inflow before financing		**(475.8)**	57.4	75.9
Financing	11	**575.4**	(43.8)	(61.8)
Increase in cash in the period	12	**99.6**	13.6	14.1

William Hill PLC

Notes to the accounts

for the 26 weeks ended 28 June 2005

1. Basis of preparation

The interim report comprises the unaudited results for the 26 weeks to 28 June 2005, comparative unaudited results for the 26 weeks ended 29 June 2004 and the audited results for the 52 weeks to 28 December 2004. The interim report has been prepared by the directors under the historical cost convention and on a basis consistent with applicable UK accounting standards. The interim report has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the 52 weeks ended 28 December 2004 with the exception of the change in policy outlined below. The interim report should therefore be read in conjunction with the 2004 report and accounts. The comparative results for the 52 weeks ended 28 December 2004 do not constitute statutory accounts.

As encouraged by the Accounting Standards Board, the Group has adopted FRS 20 'Share-based payment' in the 26 weeks to 28 June 2005, although it is not mandatory in this period.

FRS 20 changes the basis of charging the profit and loss account for share-based remuneration. Under the provisions of FRS 20, options granted are valued and charged to the profit and loss account on the basis of fair values as calculated by an option pricing model rather than on the basis of the intrinsic value of the share on which the option was granted, as was the case previously. In addition the costs of SAYE schemes are chargeable under FRS 20 whereas formerly they were exempt. The transitional arrangements of FRS 20 also mean that all options granted before 7 November 2002 do not attract a charge.

The effect of these changes is that in the 26 weeks ended 28 June 2005 the charge under FRS 20 is £0.5m less than the charge that would have been reported under UK GAAP prior to the introduction of FRS 20 (26 weeks ended 28 June 2004 – £1.3m; 52 weeks ended 28 December 2004 – £2.1m). In addition, there is a related increase in the tax charge and a reduction of deferred tax asset of £0.2m in the 26 weeks ended 28 June 2005 (26 weeks ended 28 June 2004 – £0.4m; 52 weeks ended 28 December 2004 – £0.6m). As the deferred tax adjustment is the only one that affects cumulative reserves, £0.6m is shown as the prior period adjustment in the statement of total recognised gains and losses.

The interim report for the 26 weeks ended 28 June 2005, which was approved by a committee of the board of directors on 4 September 2005, does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the 52 week period ended 28 December 2004 were extracted from the full accounts for William Hill PLC for the 52 weeks ended 28 December 2004, which have been filed with the Registrar of Companies. The auditors' report contained therein, was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

William Hill PLC

Notes to the accounts

for the 26 weeks ended 28 June 2005

2. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Turnover			
- Retail	**4,298.7**	3,266.1	7,020.7
- Telephone	**331.8**	274.5	540.8
- Interactive	**409.7**	331.4	696.3
- Other activities	**14.3**	14.6	29.9
	5,054.5	3,886.6	8,287.7
Gross win			
- Retail	**289.4**	290.8	548.1
- Telephone	**28.6**	34.6	60.3
- Interactive	**61.9**	52.9	106.1
- Other activities	**3.5**	3.8	7.6
	383.4	382.1	722.1
Operating profit			
- Retail	**89.0**	97.6	165.5
- Telephone	**7.8**	14.0	22.1
- Interactive	**31.7**	24.4	51.7
- Other activities	**(0.3)**	0.2	(0.3)
- Central costs	**(6.3)**	(5.3)	(8.0)
	121.9	130.9	231.0
Exceptional costs (note 3)	**(7.2)**	-	-
	114.7	130.9	231.0
Net assets/(liabilities)			
- Retail	**128.1**	55.3	73.4
- Telephone	**(1.9)**	(2.0)	0.7
- Interactive	**5.7**	(1.0)	2.7
- Other activities	**7.7**	7.2	7.1
- Corporate	**151.4**	286.6	166.5
	291.0	346.1	250.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

William Hill PLC

Notes to the accounts

for the 26 weeks ended 28 June 2005

2. Segmental information (continued)

Turnover of £65.0m and an operating loss of £0.4m have been consolidated into these results in respect of the Stanley Racing acquisition completed by the Group on 18 June 2005 as detailed in note 13.

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Gross win	**383.4**	382.1	722.1
GPT, duty, levies, VAT and other cost of sales	**(85.6)**	(85.2)	(160.7)
Gross profit	**297.8**	296.9	561.4

3. Exceptional costs

Exceptional operating costs are as follows:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Costs of implementation of EPOS and text systems [1]	**2.7**	-	-
Costs of integration of Stanley acquisition [2]	**1.7**	-	-
Costs of aborted return of capital scheme [3]	**2.8**	-	-
	7.2	-	-

[1] These costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

[2] These costs arose from the due diligence on and the integration of Stanley Racing's LBOs and comprise primarily external consultancy costs.

[3] These costs represent professional fees incurred in respect of an aborted return of capital scheme.

Exceptional interest costs are as follows:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Write off of previously capitalised bank facility fee	**2.2**	-	-
Breakage fee	**0.1**	-	-
	2.3	-	-

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.2m associated with the old facility were written off.

A tax credit of £1.8m was recognised in respect of the exceptional operating costs and interest costs in the 26 weeks ended 28 June 2005. This represented the reduction in corporation tax payable, which the Group expects to be able to make in respect of these exceptional items.

4. Net interest payable

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Interest receivable:			
Interest receivable	**1.4**	0.7	1.9
Interest payable and similar charges:			
Interest on bank loans and overdrafts	**(15.0)**	(11.7)	(25.6)
Interest on guaranteed unsecured loan notes 2005	**-**	(0.1)	(0.2)
Share of associate's net interest payable	**-**	(0.1)	-
Amortisation of finance costs	**(0.4)**	(0.7)	(1.3)
	(14.0)	(11.9)	(25.2)
Exceptional interest (note 3)	**(2.3)**	-	-
Net interest payable	**(16.3)**	(11.9)	(25.2)

5. Tax on profit on ordinary activities

The expected effective rate in respect of ordinary activities before exceptional costs is 31.0% (26 weeks ended 28 June 2004 – 28.8%; 52 weeks ended 28 December 2004 – 27.8%). The tax charge on ordinary activities after exceptional items has been calculated using an expected effective rate for the full year of 32.2%. This is higher than the statutory rate of 30% due to expenditure incurred for which the Group will not get tax relief. The prior periods' comparative tax rates were impacted by the utilisation of certain tax losses in those periods.

6. Dividends proposed and paid

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Equity shares:			
- interim dividend proposed/paid	**23.8**	22.4	22.0
- final dividend paid	**-**	-	43.1
	23.8	22.4	65.1
Dividend per ordinary share (pence)	**6.1**	5.5	16.5

The interim dividend of 6.1p (26 weeks ended 28 June 2004 – 5.5p) will be paid on 5 December 2005 to all shareholders on the register on 4 November 2005.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 28 June 2005, the trust held 2.8m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in Treasury. The Company estimates that 390.5m shares will qualify for the interim dividend.

William Hill PLC

Notes to the accounts
for the 26 weeks ended 28 June 2005

7. Earnings per share

The basic and diluted earnings per share are calculated based on the following data:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Profit after tax for the financial period	**67.6**	85.2	149.8
Exceptional items – operating expenses	**7.2**	-	-
Exceptional items – interest	**2.3**	-	-
Exceptional items – tax credit	**(1.8)**	-	-
Profit after tax for the financial period before exceptional items	**75.3**	85.2	149.8

	Number (m)	Number (m)	Number (m)
Basic weighted average number of shares	**392.1**	418.4	**410.1**
Dilutive potential ordinary shares:			
Employee share awards and options	**7.1**	7.5	**7.4**
Dilutive weighted average number of shares	**399.2**	425.9	**417.5**

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 26 weeks ended 28 June 2005 by 13.3m (26 weeks ended 28 June 2004 – 4.5m; 52 weeks ended 28 December 2004 – 8.7m).

An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

8. Reserves

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	Profit and loss account £m	Total £m
At 28 December 2004 (as previously reported)	40.5	311.3	1.7	(26.1)	(59.3)	(17.1)	251.0
Prior period adjustment (note 1)	-	-	-	-	-	(0.6)	(0.6)
As restated	40.5	311.3	1.7	(26.1)	(59.3)	(17.7)	250.4
Retained profit for the financial period	-	-	-	-	-	43.8	43.8
Actuarial loss recognised in the pension scheme	-	-	-	-	-	(5.7)	(5.7)
Deferred tax arising thereon	-	-	-	-	-	1.7	1.7
Expense recognised in respect of share remuneration	-	-	-	-	-	0.9	0.9
Currency translation differences	-	-	-	-	-	(0.1)	(0.1)
At 28 June 2005	**40.5**	**311.3**	**1.7**	**(26.1)**	**(59.3)**	**22.9**	**291.0**

8. Reserves (continued)

Own shares held at 28 June 2005 amounting to £59.3m comprise 10.5m shares (nominal value - £1.1m) held in treasury purchased for £56.1m and 2.8m shares (nominal value - £0.3m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.2m. The shares held in treasury were purchased at a weighted average price of £5.32. At 28 June 2005 the total market value of own shares held was £70.9m.

9. Reconciliation of movements in equity shareholders' funds

	28 June 2005 **£m**	29 June 2004 (restated) £m	28 December 2004 (restated) £m
Profit for the financial period	**67.6**	85.2	149.8
Other recognised gains and losses relating to the period (net)	**(4.1)**	(0.5)	(7.5)
	63.5	84.7	142.3
Dividends	**(23.8)**	(22.4)	(65.1)
Own shares purchased during period	**-**	(34.0)	(145.4)
Expense recognised in respect of share remuneration	**0.9**	0.4	1.2
Net addition to equity shareholders' funds	**40.6**	28.7	(67.0)
Opening shareholders funds (as previously reported)	**251.0**	317.4	317.4
Change in accounting policy	**(0.6)**	-	-
As restated	**250.4**	317.4	317.4
Closing equity shareholders' funds	**291.0**	346.1	250.4

10. Reconciliation of operating profit to net cash inflow from operating activities

	26 weeks ended 28 June 2005 **£m**	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Operating profit	**114.7**	130.9	231.0
Depreciation	**9.3**	7.9	16.2
Profit on sale of fixed assets	**(0.3)**	(0.4)	(0.6)
Expense recognised in respect of share remuneration	**0.9**	0.4	1.2
(Increase)/decrease in debtors	**(0.3)**	(2.3)	0.5
Increase in creditors	**8.7**	8.8	1.6
Cash contributions less than/(greater than) defined benefit pension cost	**0.6**	(3.2)	(2.6)
Net cash inflow from operating activities	**133.6**	142.1	247.3

11. Analysis of cash flows

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Returns on investments and servicing of finance:			
Interest received	**1.4**	0.7	1.9
Interest paid	**(15.3)**	(12.6)	(25.2)
Net cash outflow	**(13.9)**	(11.9)	(23.3)
Capital expenditure and financial investment:			
Purchase of fixed assets	**(25.1)**	(7.8)	(28.2)
Sale of tangible fixed assets	**0.4**	0.6	0.9
Net cash outflow	**(24.7)**	(7.2)	(27.3)
Acquisitions			
Purchase of subsidiary undertaking	**(509.2)**	-	(3.9)
Net cash acquired with subsidiary undertaking	**8.1**	-	0.1
Net cash outflow	**(501.1)**	-	(3.8)
Financing			
Loan facilities repaid	**(500.0)**	(15.0)	(145.5)
Own shares purchased during period	**-**	(28.8)	(6.3)
Loan facilities drawn down	**1,075.4**	-	90.0
Net cash inflow/(outflow)	**575.4**	(43.8)	(61.8)

12. Analysis and reconciliation of net debt

	29 December 2004 £m	Cash flow £m	Other non-cash items £m	**28 June 2005 £m**
Analysis of net debt				
Cash at bank and in hand	60.5	99.6	-	**160.1**
Debts due within one year	(49.8)	50.0	(0.2)	**-**
Debts due after more than one year	(447.7)	(625.5)	(2.4)	**(1,075.6)**
Total	(437.0)	(475.9)	(2.6)	**(915.5)**

Other non-cash items of £2.6m comprise written off and amortised debt issue costs.

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Increase in cash in the period	**99.6**	13.6	14.1
Cash (inflow)/outflow from (increase)/decrease in net debt	**(575.5)**	15.0	(83.7)
Change in net debt resulting from cash flows	**(475.9)**	28.6	(69.6)
Debt issue costs written off and amortised	**(2.6)**	(0.7)	(1.3)
	(478.5)	27.9	(70.9)
Opening net debt	**(437.0)**	(366.1)	(366.1)
Closing net debt	**(915.5)**	(338.2)	(437.0)

13. Acquisitions

Stanley Racing

On 18 June 2005, the Group acquired Stanley Leisure plc's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man (Stanley Racing) for total cash consideration of £508.3m including costs of £6.8m. The capitalised goodwill on this transaction was £456.8m representing licence value and goodwill. This goodwill is subject to an annual impairment review in accordance with FRS 10 and 11.

Stanley Racing earned a profit after taxation of £0.7m in the period from 2 May 2005 to 28 June 2005 (year ended 1 May 2005 - £17.3m), of which £1.1m arose in the period from 2 May 2005 to 18 June 2005. The summarised profit and loss account for the period from 2 May 2005 to 18 June 2005, shown on the basis of the accounting policies of Stanley Racing prior to the acquisition, was as follows:

	£m
Turnover	88.3
Profit on ordinary activities before tax	1.5
Tax on profit on ordinary activities	(0.4)
Profit on ordinary activities after tax	**1.1**

13. Acquisitions (continued)

The following table sets out the amalgamated book values of the acquired identifiable assets and liabilities of Stanley Racing and their provisional fair value to the Group:

	Book value £m	Fair value adjustments £m		Fair value to Group £m
Fixed assets				
Tangible assets	257.9	(212.0)	a,b,c	45.9
Current assets				
Stocks	0.2	(0.1)	d	0.1
Debtors and prepayments	3.0	(0.1)	b	2.9
Assets held for resale	-	14.5	b	14.5
Cash	8.1	(0.1)	b	8.0
Total assets	**269.2**	**(197.8)**		**71.4**
Creditors				
Creditors and accruals	(15.2)	(2.8)	b,e	(18.0)
Provisions				
Deferred tax	(1.9)	-		(1.9)
Total liabilities	**(17.1)**	**(2.8)**		**(19.9)**
Net assets	**252.1**	**(200.6)**		**51.5**
Less: cash consideration				**508.3**
Goodwill arising				**456.8**

The explanations for the provisional fair value adjustments are as follows:

a. Adjustment of £206.7m to property valuation reflecting the disaggregation of betting licence value which under Stanley Racing's accounting policy was included in tangible assets, while under the Group's accounting policy, they remain part of goodwill;

b. Adjustments to various assets and liabilities reflecting the disposal in July 2005 of 28 LBOs to the Tote for total net consideration of £14.5m;

c. Reduction of £6.6m to reflect the depreciated replacement cost of the assets and a £2.6m increase in values representing IS assets in use in Stanley Racing which were previously shown as having no net book value;

d. Adjustment of £0.1m to stock items reflecting the Group's policy in respect of certain consumables;

e. Adjustment for ante post and sleeper bets (£0.8m), dilapidations and vacant properties (£0.7m) and onerous contracts (£1.4m).

The cash consideration for the purchase of Stanley Racing comprised the headline figure of £504.0m, less adjustment for working capital of £2.5m (still subject to final agreement with Stanley Leisure plc) plus professional fees and stamp duty of £6.8m.

Although the Group is in the process of negotiating undertakings with the Office of Fair Trading to sell approximately a further 50 LBOs, no fair value adjustment has been included above for this item due to uncertainty as to which LBOs will be sold to meet this commitment.

13. Acquisitions (continued)

Other acquisition

The Group also purchased another LBO in the period for total cash consideration of £0.9m, principally representing goodwill and the value of the relevant licence. The other net assets acquired with this LBO were negligible.

Stanley Racing and other acquisition

Net cash outflows in respect of the acquisitions comprised:

	£m
Cash consideration	(509.2)
Cash at bank and in hand acquired	8.1
	(501.1)

Included in cash consideration of £509.2m is £6.8m in respect of professional fees and stamp duty.

INDEPENDENT REVIEW REPORT TO WILLIAM HILL PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 28 June 2005, which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 28 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London

5 September 2005

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	02 March 2006 07:04
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Final Results

RNS Number:1562Z
William Hill PLC
02 March 2006

WILLIAM HILL PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS

William Hill (the 'Group') today announces its results for the 52 weeks ended 27 December 2005 (the 'period').

Period highlights:

* Profit on ordinary activities before exceptional items and finance charges up 5% to £246.0m (2004: £234.1m)

* Adjusted basic earnings per share (before exceptional items) were 36.2 pence (2004: 36.5 pence). Basic earnings per share were 28.5 pence (2004: 36.5 pence)

* Interim dividend of 6.1 pence per share (paid on 5 December 2005) and proposed final dividend of 12.2 pence per share (payable on 6 June 2006 to shareholders on the register on 5 May 2006) giving a total dividend up 11% to 18.3 pence per share (2004: 16.5 pence per share)

* Integration of the Stanley Retail business into the existing William Hill estate will be complete by the end of the first quarter 2006. Annualised synergies and other benefits will exceed initial estimate of £13m and could exceed £20m over the medium term.

* Total returned to shareholders since flotation in June 2002 amounts to £446.0m (including dividends and share buy backs). £78.3m of shares purchased in 2005 out of proposed buy back programme of £200-300m announced in September 2005. Intention to renew mandate for a 10% share buy back.

* Successful installation of replacement text and EPOS systems in the William Hill LBOs

Current trading:

Trading in the first eight weeks of 2006 has been mixed, with some strong weeks, aided by more favourable football results and some poor weeks, particularly for horseracing which has been impacted by both unfavourable results and fixture cancellations. Online gaming continues to grow strongly. Costs remain under tight control.

After this relatively short trading period, and with the World Cup and the full year benefits of both the Stanley acquisition and EPOS rollout still to come, the Board remains confident in the prospects for the Group.

Commenting on these results, Charles Scott, Chairman, said:

'In 2005, our third full year as a public company, we took a number of key strategic steps, including the acquisition of Stanley Leisure plc's betting shops and the investment in EPOS and new text systems in our LBOs. Earnings per

share excluding exceptional items fell slightly but as a sign of the Board's confidence for the future, we are proposing to increase total dividends by 11%.'

Enquiries:

David Harding, Chief Executive (Tel: 020 8918 3910)

Tom Singer, Chief Operating Officer (Tel: 020 8918 3910)

James Bradley, Deborah Spencer, Brunswick (Tel: 020 7404 5959)

There will be a presentation to analysts at 10.30 am today at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2. Alternatively, it will be possible to listen to the presentation by dialling 44 (0) 1452 561 263. The presentation will be recorded and will be available for a period of one week by dialling 44 (0) 1452 550 000 and using the replay access number 5845021£. The slide presentation will be available on the Investor Relations section of the website www.williamhillplc.co.uk <http://www.williamhillplc.co.uk>.

CHIEF EXECUTIVE'S REVIEW

Profit on ordinary activities before taxation and exceptional items was £246.0m (2004: £234.1m) and included a contribution of £15.6m from our acquisition of Stanley Leisure plc's retail betting operations (Stanley Retail) in June 2005. Earnings per share excluding exceptional items were 36.2p, broadly level with 2004.

We continued to invest in our business across all three channels. We invested in the ongoing development of our estate, the replacement of our text systems and the installation of electronic point of sale (EPOS) terminals. In addition we commenced a three-year programme to update our core bookmaking systems. As this progresses our technology infrastructure will improve significantly with a common architecture across our business which will allow prices, results and products to be distributed easily, provide a consolidated risk management capability and give our customers a single account with which to gamble across all channels.

In 2005, the Group's sports betting activities, in common with other bookmakers, were adversely affected by sporting results compared to generally more favourable results in 2004. In addition, the Group continued to experience downward pressure on theoretical margins on horseracing, which we first reported on in 2004. This adverse trend was largely offset by particularly strong performances in the Fixed Odds Betting Terminals (FOBT) and poker businesses. Operating expenses were kept under tight control.

Acquisition of Stanley Retail

The acquisition of Stanley Retail was completed on 18 June 2005 adding 624 LBOs to the existing William Hill estate.

The headline price for the acquisition was £504m, which after a working capital adjustment, professional fees and stamp duty resulted in total cash consideration of £506.6m.

Subject to William Hill providing satisfactory undertakings, the OFT decided not to refer the acquisition to the Competition Commission. The undertakings related to the disposal of 77 LBOs (and potentially another two LBOs) out of the combined estate. 76 LBOs (64 Stanley Retail shops and 12 William Hill shops) have been sold to the Tote for net consideration of £34.4m. The LBOs sold to the Tote were on average less profitable than the rest of the estate.

A dedicated multi-disciplinary team was established to take control of Stanley Retail and set about the task of integrating the operation into the enlarged William Hill Group.

Post OFT clearance, the Group started to integrate the two businesses. Key tasks included the harmonisation of products, prices, and betting rules; progressive

rebranding of the shops; installation of the same version of electronic point of sale and audiovisual text systems recently deployed in the William Hill estate; renegotiation of contracts with key suppliers; and wind down of the Stanley Retail head office. We remain confident of achieving synergies and other benefits in excess of the £13m that we estimated at the time of the acquisition and we believe that these could exceed £20m over the medium term. Incremental benefits include a reduction in betting tax in the Republic of Ireland from 2% to 1% of turnover from 1 July 2006; the removal of pre-race data charges payable to the British Horseracing Board in certain jurisdictions following a judgment in the Republic of Ireland; and benefits arising from a management restructure relating to the combined retail estate.

Retail

The Retail division grew gross win by 13.7% to £623.4m (0.8% excluding Stanley Retail) and profit increased by 9.7% to £181.6m (0.3% excluding Stanley Retail).

Excluding Stanley Retail, gross win on over the counter (OTC) and amusement with prizes machines (AWPs) fell by 6.9% and 69.0%, respectively, but this was compensated for by an increase in FOBT gross win of 33.5%.

In the William Hill estate total gross win declined 1.3% and increased 3.3% in the first and second half years, respectively, against the comparative periods.

LBOs in the Stanley estate performed better year-on-year than those in the original William Hill estate in the period from their acquisition through to the year end. The pattern of a reduction in OTC and AWP gross win and an increase in FOBT gross win was also seen in Stanley Retail.

The average number of FOBTs in the William Hill estate increased to 5,892 in the period (2004: 4,442). We finished the year with 6,078 FOBTs (2004: 5,573) in the William Hill estate and 1,613 FOBTs in the Stanley estate. The average net profit per machine per week in the William Hill estate was £402 (2004: £373) for the year and in the Stanley Retail estate was £293 for the period since its acquisition. The improved profitability in the William Hill estate was mainly due to better contractual terms with our main FOBT supplier Leisure Link effective from May 2005.

The number of AWPs in the William Hill estate at the end of year was 276 (2004: 530) and the average number traded in the period fell from 1,392 in 2004 to 353 in 2005. In Stanley Retail, there were 335 AWPs at the end of the year.

Costs in the channel were up 17.0% (1.5% excluding Stanley Retail). Excluding Stanley Retail, there were savings in staff costs due to reduced overtime and premium payments under the new employment contracts with shop staff and productivity improvements resulting from the investment in EPOS. FOBT rentals fell due to more favourable contractual terms, which are exclusively royalty based, and AWP rentals fell due to the reduction in the number of machines in the estate. These savings were offset by increases in rent and rates due to increased shop numbers and rent reviews; energy costs; communications costs incurred to provide EPOS infrastructure; picture and data costs due to additional shop numbers, increased charges from SIS and the number of LBOs showing Sky Sports; and depreciation and maintenance charges as a result of introducing new text and EPOS systems.

We completed 138 development and shop fitting projects during the year including 31 new licences, 53 extensions and resites and 54 shopfittings. We spent £23m on estate development in the year.

At the end of the year we had 2,121 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 52 in the Republic of Ireland; a total of 2,184.

We completed the installation of a new text system and an EPOS system in the William Hill estate in the year with minimal disruption and extended the rollout of the same systems to the Stanley Retail estate. The total cash investment in respect of these projects is expected to be £53m.

Telephone

Telephone gross win fell by 11.4% to £53.4m and profit fell by 41.2% to £13.0m.

This channel is the most vulnerable to adverse sporting results and the decline in theoretical horseracing betting margins as its higher staking customers tend to back a higher proportion of favourites and are less likely to recycle winnings.

There was a fall in gross win against the comparative period in both the first and second half of 2005, although the fall in the second half was less pronounced than in the first half.

Costs in this channel were up 10.9% due to increases in bank charges and a higher allocation of central technology costs.

We ended the year with 174,000 active telephone customers (2004: 184,000).

Interactive

Interactive gross win increased 16.2% to £123.3m and profit grew 18.4% to £61.2m.

Growth in gross win was seen across all products with the strongest growth in poker, which increased 90%. Sportsbook gross win grew despite adverse sporting results, on the back of an increase in turnover and active accounts. Our arcade experienced strong growth and the casino showed a small increase in gross win.

In October 2004 we launched William Hill TV (WHTV) on Sky Channel 425. Gross win generated through the interactive games arcade remains low. However, we have seen an increase in stakes placed through the Interactive and Telephone sportsbooks on greyhound racing shown live on Channel 425. We have commenced a trial broadcast of Channel 425 content into our betting shops and we hope that this will increase shop gross win as well as draw shop punters to interactive television outside shop hours. We will evaluate the benefits of Channel 425 in mid 2006.

Gross win grew against the comparative periods in both the first and second half-years of 2005 and the growth achieved in the second half was just below that achieved in the first half. Betting grew at 4.6% in the first half and 15.6% in the second half and gaming (casino and poker) grew at 30.9% in the first half and 15.3% in the second half.

We continue to expand our range of in running betting opportunities and launched a live betting console on our sportsbook, which enables the rapid update of prices during play. We enhanced our single account proposition and internet and telephone customers can now bet on sports, poker, casino, and arcade from a single wallet. We launched 5 new arcade games that expanded our offering to 10 games. Our mobile sportsbook service is supported on the majority of WAP enabled handsets.

We upgraded our poker product through our partner Cryptologic and they now have the fifth largest poker room on the internet. As a result, our players compete for over $3.5m in guaranteed tournament prize pools each month. Players can also qualify for the World Series of Poker and European Poker Tour events. William Hill continues to build its poker brand and is the official sponsor of the European Poker Rankings. The finals of the William Hill Grand Prix attracted top players from around the world with a prize pool of £450,000. The finals are being broadcast on Sky television.

As part of our international strategy we launched a Greek language poker room to complement our Greek download and instant casinos.

We added 31 new games to our Boss and Cryptologic download casinos, including 6 Marvel Comic themed games targeted at the slot machine market and blackjack and roulette variants aimed at the European market. We now offer over 140 games and paid out over £750,000 in shared progressive jackpots in 2005.

Total active accounts increased to 341,000 as at 27 December 2005 (28 December 2004: 292,000).

Costs in the channel increased 20.7% due to increased marketing activities to support the growth of our poker business and to fund the costs of Channel 425 production and content.

Cost of content

In July 2005 the Court of Appeal agreed with the European Court of Justice (ECJ) interpretation of the Database Directive, which had previously been referred to the ECJ by the Court of Appeal in relation to our dispute with the BHB on the use of certain racing data. This judgment supported the Group's position. Subsequently, the BHB has decided not to challenge this judgment thus bringing to an end the dispute that commenced in 2001.

Had the BHB been successful, their database would have been the basis of a commercial deal between racing and betting that would have allowed the statutory levy scheme to end. As a result of the decision, the Government has extended the statutory levy until 2009 and appointed a committee, under the chairmanship of Lord Donoughue, to find an alternative basis for a commercial arrangement. The committee issued its draft report in December 2005. It is anticipated that discussion will take place between interested parties during 2006 in order to assess whether a viable alternative to the current statutory levy can be developed from the options identified by the committee.

The betting industry has contractual arrangements in place with the country's 59 racetracks for the supply of horseracing pictures into LBOs. These contracts expire between spring 2007 and summer 2009.

With regard to football, the Retail division continues to make payments to the football authorities as part of an ongoing agreement. It should be noted that at the same time as delivering its judgment on the interpretation of the Database Directive in relation to horseracing, the ECJ took a similar line on three football related cases. We are still in discussion with the football authorities concerning future arrangements for LBOs, as well as remote channels.

In November 2005 the BHB settled a long running dispute with Irish bookmakers over data rights. The settlement came during a hearing in Dublin's Commercial Court and allowed the BHB to keep the £30m it had collected from Irish bookmakers since March 2001. However the BHB accepted that no further payments under the previous contract would be made after 9 January 2006. Accordingly, from that date, William Hill has ceased to make any payment to the BHB in respect of horseracing betting in its LBOs in certain jurisdictions. Previously the company had paid 10% of gross win arising from betting on UK horseracing in LBOs outside of Great Britain.

Operating costs

Full year expenses for the Group were £418.2m an increase of 26.6% (5.5% excluding Stanley Retail and exceptional costs).

Excluding Stanley Retail and exceptional costs, staff costs, which represented roughly half of our total costs, fell 1.2% reflecting the introduction of our new staffing contract in the retail estate and improvement in productivity as a result of the rollout of EPOS. Property costs, which represented 16.0% of our total costs, were up 10.9% over the comparable period reflecting increases in rent and rates in part driven by an increase in average shop size and an increase in the number of shops, and higher energy costs. Depreciation and equipment maintenance costs increased 21.2% with the rollout of EPOS and text systems along with the supporting technology, although this was offset by staff costs savings. The cost of providing pictures and data to our LBOs was up 8.5% over the comparable period due to the size of the estate and price increases. Advertising and marketing costs, including the cost of casino bonus cash payments that are expensed in arriving at gross profit, were up 19.5% over the comparable period reflecting increased web advertising and promotions, in particular focusing on poker and WHTV.

Other cost increases relate to our investments in WHTV and our ongoing investment in information technology, EPOS capabilities and core bookmaking systems. All expenditure on information technology is subject to rigorous cost benefit analysis, and tightly managed through formalised project and programme management systems.

Exceptional costs of £26.9m were incurred in 2005 of which £19.0m (including £5.4m of non-cash charges) related to the integration of Stanley Retail within the William Hill estate, £3.0m related to the aborted return of capital exercise and £7.4m related to the installation of EPOS and text systems. A profit of

£2.5m was recorded on the disposal of 12 William Hill LBOs.

Regulatory development

In April 2005 the new Gambling Act was enacted. We are advised that it is unlikely to be fully implemented before Autumn 2007 pending the setting up of the Gambling Commission.

Proposed deregulation, including extended betting shop opening hours, the installation of higher payout gaming machines and the removal of the demand criteria, will impact our estate. The new Act also opens up the possibility of a UK based remote gaming industry and over the next two years the Government aims to establish both regulatory and taxation regimes to enable this to occur. We will continue to work with our trade associations to assist the Gambling Commission to develop appropriate regulation.

Capital structure

William Hill was listed on the London Stock Exchange in June 2002 and at that time the Group put in place a capital structure and financing arrangements to provide the optimum capital structure for William Hill as a public company, consistent with the Board's strategy. Since flotation, William Hill's strong financial performance has led the Board to conclude that William Hill could support a significantly higher amount of debt and to do so would be in the interest of shareholders. In March 2005 the Company announced a return of capital to shareholders of £453m and a £40m additional contribution to the Group's defined benefit pension scheme to address the actuarial deficit in the scheme.

In light of the acquisition of Stanley Retail, the Company decided not to proceed with the return of capital but secured new facilities of £1.2bn in order to fund the acquisition, refinance the facilities put in place at flotation and make a £47m additional contribution to the Group's defined benefit pension scheme over a five year period.

Subsequent to receiving clearance from the OFT on the Stanley Retail acquisition, the Board gave further consideration to the appropriate financing arrangements for the enlarged Group. In September 2005, the Board announced it will target a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. The Board also announced that consistent with this target, it expected to return £200m - £300m within an 18 month period. By the end of 2005, £78.3m had been returned by means of on-market share buy-backs.

Taxation

In its Pre-Budget Report on 5 December 2005, HM Treasury announced the conclusions it had reached on gambling taxation. HM Treasury concluded that current tax arrangements are generally working well at present and that maintaining stability in the overall structure of taxation is desirable in a period of transition. In these circumstances the Government decided to maintain the current tax regimes which are working well for betting, betting exchanges, lottery and bingo.

Gross profit tax

HM Treasury concluded that gross profit tax has been a success and the

Government has decided not to increase the rate of gross profit tax or make any changes to it at this time.

Betting exchanges

The Government concluded that the fairest way to tax betting exchanges is to tax commission earned by them. It also concluded that taxing layers on exchanges, purely on the basis that they lay bets, would not be fair or proportionate. On this basis it concluded that the current taxation arrangements remain appropriate.

As a result of the Government's decision we expect to see continued pressure on theoretical margins and to address, in part, this issue we recently started to

hedge directly into betting exchanges as a means of improving the effectiveness of our hedging activities. In addition, the Starting Price Regulatory Commission (SPRC) is undertaking an independent review of how starting prices are formed. The SPRC has appointed PricewaterhouseCoopers to conduct a full review of the process and is expected to announce its findings in the early summer.

FOBTs

FOBTs were classified as gaming machines for VAT purposes from 6 December 2005. From this date, income earned from these machines is subject to VAT rather than gross profits tax. This is in line with other types of gaming machine.

From the 2006 Budget, AMLD will be payable in addition to VAT and further discussions are taking place between the Government and the gambling industry prior to the rate being set.

Remote gaming

HM Treasury announced that in order to align taxation policy with the Gambling Act 2005, remote gaming will be brought into the gambling duty net, with the intention of announcing the rate in the 2006 Budget. HM Treasury has committed to further discussion with the industry and other stakeholders prior to announcing the rate.

Republic of Ireland

In December 2005 the Irish Government announced a reduction in the tax rate from 2% to 1% of turnover to apply from 1 July 2006.

Pension plan

The Board undertook during the year to make a special contribution of £47m to the Group's defined benefit scheme. The contribution will be spread over a period of five years and is designed to eliminate the deficit calculated on a continuing basis by the actuary as at September 2004. The first payment of £9.4m was made in October 2005. The Board and pension scheme Trustee have consulted on this specific proposal and believe it represents an appropriate course of action that properly balances the legitimate interests of shareholders, members and pensioners.

Future capital structure and dividend policy

The Board intends to maintain an efficient and flexible capital structure and will use a combination of dividend payments and share buy-backs to achieve this objective.

For 2006, the Board expects to maintain dividend cover on a per share basis broadly in line with the level in 2005. In addition, the Board will be seeking authority from shareholders for a renewal of the on-market share buy-back mandate.

This announcement contains certain statements that are or may be forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

William Hill PLC

Consolidated Profit and Loss Account
For the 52 weeks ended 27 December 2005

52 weeks
ended 52
weeks
Before Exceptional 27 December
ended
exceptional items 2005 28

	Notes	items £m	(note 3) £m	Total £m	December 2004 (restated) £m
Turnover					
Existing operations		9,812.3	-	9,812.3	8,287.7
Acquisitions		933.8	-	933.8	-
	2	10,746.1	-	10,746.1	8,287.7
Cost of sales		(10,114.9)	-	(10,114.9)	(7,726.3)
Gross profit	2	631.2	-	631.2	561.4
Net operating expenses		(388.8)	(29.4)	(418.2)	(330.4)
Operating profit					
Existing operations		226.8	(10.4)	216.4	231.0
Acquisitions		15.6	(19.0)	(3.4)	-
	2	242.4	(29.4)	213.0	231.0
Share of associate's operating profit		3.6	-	3.6	3.1
Profit on disposal of fixed assets		-	2.5	2.5	-
Profit on ordinary activities before finance charges		246.0	(26.9)	219.1	234.1
Net interest payable	4	(39.9)	(2.4)	(42.3)	(25.2)
Other finance charges		(1.1)	-	(1.1)	(1.5)
Profit on ordinary activities before tax		205.0	(29.3)	175.7	207.4
Tax on profit on ordinary activities	5	(63.7)	(0.6)	(64.3)	(57.6)
Profit on ordinary activities after tax for the financial period		141.3	(29.9)	111.4	149.8
Dividends proposed and paid	6	(69.6)	-	(69.6)	(65.1)
Retained profit for the financial period	8	71.7	(29.9)	41.8	84.7

	Notes	52 weeks ended 27 December 2005	52 weeks ended 28 December 2004
Earnings per share (pence)			
Basic	7	28.5	36.5
Basic - adjusted	7	36.2	36.5
Diluted	7	28.1	35.9

Consolidated Statement of Total Recognised Gains and Losses
for the 52 weeks ended 27 December 2005

	Notes	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Profit for the financial period		111.4	149.8
Actuarial gain/(loss) recognised in the pension scheme		2.0	(10.7)
Deferred tax attributable to actuarial gain/(loss)		(0.6)	3.2
Total recognised gains and losses relating to the period		112.8	142.3
Prior period adjustment	1	(0.6)	
Total recognised gains and losses since last annual report and financial statements		112.2	

William Hill PLC

Consolidated Balance Sheet
as at 27 December 2005

	Notes	27 December 2005 £m	28 December 2004 (restated) £m
Fixed assets			
Intangible assets - goodwill		1,177.1	736.2
Tangible assets		188.7	119.0
Investments		3.4	2.9

		1,369.2	858.1
Current assets			
Stocks		0.4	0.3
Debtors: amounts falling due within one year		20.4	15.4
Debtors: amounts falling due after one year		-	5.9
Cash at bank and in hand		76.6	60.5
		97.4	82.1
Creditors: amounts falling due within one year		(186.3)	(203.6)
Net current liabilities		(88.9)	(121.5)
Total assets less current liabilities		1,280.3	736.6
Creditors: amounts falling due after more than one year		(1,016.1)	(447.7)
Provisions for liabilities and charges		(12.5)	-
Net assets excluding pension liability		251.7	288.9
Pension liability		(31.8)	(38.5)
Net assets including pension liability		219.9	250.4
Capital and reserves			
Called up share capital	8	39.1	40.5
Share premium account	8	311.3	311.3
Capital redemption reserve	8	3.1	1.7
Merger reserve	8	(26.1)	(26.1)
Own shares held	8	(57.5)	(59.3)
Profit and loss account	8	(50.0)	(17.7)
Equity shareholders' funds	8,9	219.9	250.4

William Hill PLC

Consolidated Cash Flow Statement
for the 52 weeks ended 27 December 2005

	Notes	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Net cash inflow from operating activities	10	242.0	247.3
Dividend from associate		2.1	-
Returns on investments and servicing of finance	11	(33.4)	(23.3)
Taxation		(49.4)	(57.4)
Capital expenditure and financial investment	11	(53.8)	(27.3)
Acquisitions and disposals	11	(466.1)	(3.8)
Equity dividends paid		(66.6)	(59.6)
Net cash (outflow)/inflow before financing		(425.2)	75.9
Financing	11	441.3	(61.8)
Increase in cash in the period	12	16.1	14.1

William Hill PLC

Notes to the Financial Statements
for the 52 weeks ended 27 December 2005

1. Changes in accounting policies and restatement of comparatives

As encouraged by the Accounting Standards Board, the Group has adopted FRS 20 'Share-based Payment' in the 52 weeks to 27 December 2005, although it is not mandatory in this period.

FRS 20 changes the basis of charging the profit and loss account for share-based remuneration. Under the provisions of FRS 20, options granted are valued and charged to the profit and loss account on the basis of fair values as calculated by an option pricing model rather than on the basis of the intrinsic value of the share on which the option was granted, as was the case previously. In addition the costs of SAYE schemes are chargeable under FRS 20 whereas formerly they were exempt. The transitional arrangements of FRS 20 also mean that all options granted before 7 November 2002 do not attract a charge.

The effect of these changes is that in the 52 weeks ended 27 December 2005 the charge under FRS 20 is £1.3m more than the charge that would have been reported under UK GAAP prior to the introduction of FRS 20 (52 weeks ended 28 December 2004 - £2.1m less than under UK GAAP prior to FRS 20). In addition, there is a related increase in the tax charge and a reduction of deferred tax asset of £0.4m in the 52 weeks ended 27 December 2005 (52 weeks ended 28 December 2004 - £0.6m reduction in the tax charge and increase in the deferred tax asset). As

the deferred tax adjustment is the only one that affects cumulative reserves, £0.6m is shown as the prior period adjustment in the statement of total recognised gains and losses.

2. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Turnover		
- Retail	9,285.5	7,020.7
- Telephone	605.8	540.8
- Interactive	826.0	696.3
- Other activities	28.8	29.9
	10,746.1	8,287.7
Gross win		
- Retail	623.4	548.1
- Telephone	53.4	60.3
- Interactive	123.3	106.1
- Other activities	7.6	7.6
	807.7	722.1
Operating profit		
- Retail	181.6	165.5
- Telephone	13.0	22.1
- Interactive	61.2	51.7
- Other activities	(0.1)	(0.3)
- Central costs	(13.3)	(8.0)
	242.4	231.0
Exceptional items (1) (note 3)	(29.4)	-
	213.0	231.0
Net assets		
- Retail	127.7	73.4
- Telephone	1.8	0.7
- Interactive	2.8	2.7
- Other activities	7.2	7.1
- Corporate	80.4	166.5
	219.9	250.4

(1) £26.4m of exceptional items incurred relates to the Retail channel and £3.0m relates to central costs.

The Retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

2. Segmental information (continued)

The directors believe that gross win and operating profit are more important performance metrics than turnover.

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Gross win	807.7	722.1
GPT, duty, levies, VAT and other cost of sales	(176.5)	(160.7)
Gross profit	631.2	561.4

3. Exceptional items

Exceptional operating items are as follows:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Costs of implementation of EPOS and text systems (1)	7.4	-
Costs of integration of Stanley Retail acquisition (2)	19.0	-
Costs of aborted return of capital scheme (3)	3.0	-
	29.4	-

(1) Costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

(2) Costs arose from the due diligence on and the integration of Stanley Retail (as defined in note 13) and comprise primarily external consultancy costs, redundancy and related staff costs and asset impairments.

(3) Costs represent professional fees incurred in respect of an aborted plan to return capital.

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Profit on disposal of fixed assets	2.5	-

Gain made on the disposal of the 12 William Hill LBOs, as part of the sale of 76 LBOs undertaken after the Office of Fair Trading review of the purchase of Stanley Retail.

3. Exceptional items (continued)

Exceptional interest costs are as follows:

	52 weeks ended 27 December 2005	52 weeks ended 28 December 2004

	£m	£m
Write off of previously capitalised bank facility fee	2.3	-
Breakage fee	0.1	-
	2.4	-

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.3m associated with the old facility were written off.

A tax charge of £0.6m was recognised in respect of the exceptional items. This represents the net increase in corporation tax payable, which the Group expects to incur in respect of these exceptional items and comprises:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Capital gain on disposal of 76 LBOs (1)	7.1	-
Tax relief expected in respect of operating and interest costs	(6.5)	-
	0.6	-

(1) Due to the accounting rules governing the subsequent disposal of acquired operations, the profit and loss account bears the full tax charge relating to the capital gain on the disposal of 76 LBOs, while the gain on disposal is only recognised in the profit and loss account in respect of the sale of the 12 William Hill shops. The net proceeds of the remaining 64 Stanley Retail LBOs have been used to determine fair values and hence have been reflected through adjusted goodwill recognised as set out in note 13.

4. Net interest payable and similar charges

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Interest receivable:		
Interest receivable	2.5	1.9
Share of associate's net interest receivable	0.1	-
Interest payable and similar charges:		
Bank loans and overdrafts	(41.5)	(25.6)
Guaranteed unsecured loan notes 2005	-	(0.2)
Amortisation of finance costs	(1.0)	(1.3)
	(39.9)	(25.2)
Exceptional interest costs (note 3)	(2.4)	-
Net interest payable	(42.3)	(25.2)

5. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m

UK corporation tax at 30%	51.4	57.4
UK corporation tax - prior periods	-	(1.7)
Overseas tax	0.5	0.3
Share of associated undertaking tax charge	1.1	1.0
Total current tax charge	53.0	57.0
Deferred tax - origination and reversal of timing differences	11.3	0.6
Total tax on profit on ordinary activities	64.3	57.6

The effective tax rate in respect of ordinary activities before exceptional items was 31.1% (52 weeks ended 28 December 2004 - 27.8%). The effective tax rate in respect of ordinary activities after exceptional items was 36.6%. This is higher than the statutory rate of 30% due to:

* Chargeable gains arising on the sale of the Stanley Retail LBOs being treated as part of the tax charge whereas for accounting purposes the gains are dealt with in arriving at goodwill (note 3); and

* The Group incurred a number of expenses on which it will not get tax relief.

The relatively low tax rate in the prior period resulted from the utilisation of certain tax losses in that period.

6. Dividends proposed and paid

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Equity shares:		
- interim dividend paid	23.5	22.0
- final dividend proposed/paid	46.1	43.1
	69.6	65.1
Dividend per ordinary share (pence)	18.3	16.5

The interim dividend of 6.1p (52 weeks ended 28 December 2004 - 5.5p) was paid on 5 December 2005. The proposed final dividend of 12.2p (52 weeks ended 28 December 2004 - 11.0p) will, subject to shareholder approval, be paid on 6 June 2006 to all shareholders on the register on 5 May 2006.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 27 December 2005, the trust held 1.2m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in treasury. The Company estimates that 378.2m shares will qualify for the final dividend.

7. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Profit after tax for the financial period	111.4	149.8
Exceptional items - operating expenses	29.4	-
Exceptional items - profit on sale of fixed assets	(2.5)	-
Exceptional items - interest	2.4	-

Exceptional items - tax charge	0.6	-
Profit after tax for the financial period before exceptional items	141.3	149.8

	Number (m)	Number (m)
Basic weighted average number of shares	390.5	410.1
Dilutive potential ordinary shares:		
Employee share awards and options	5.5	7.4
Dilutive weighted average number of shares	396.0	417.5

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 12.7m in the 52 weeks ended 27 December 2005 (52 weeks ended 28 December 2004 - 8.7m).

An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

8. Capital and reserves

Group:	Share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	Profit and loss account £m	Total £m
At 28 December 2004 (as previously reported)	40.5	311.3	1.7	(26.1)	(59.3)	(17.1)	251.0
Prior period adjustment (note 1)	-	-	-	-	-	(0.6)	(0.6)
As restated	40.5	311.3	1.7	(26.1)	(59.3)	(17.7)	250.4
Retained profit for the financial period	-	-	-	-	-	41.8	41.8
Actuarial gain recognised in the pension scheme	-	-	-	-	-	2.0	2.0
Deferred tax arising thereon	-	-	-	-	-	(0.6)	(0.6)
Shares repurchased and cancelled	(1.4)	-	1.4	-	-	(78.3)	(78.3)
Expense recognised in respect of share remuneration	-	-	-	-	-	2.2	2.2
Movement on reserves due to transfer of own shares to recipients	-	-	-	-	1.8	0.6	2.4

At 27 December 2005 39.1 311.3 3.1 (26.1) (57.5)
(50.0) 219.9

8. Capital and reserves (continued)

Own shares held at 27 December 2005 amounting to £57.5m comprise 10.5m shares (nominal value - £1.1m) held in treasury purchased for £56.1m and 1.2m shares (nominal value - £0.1m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £1.4m. The shares held in treasury were purchased at a weighted average price of £5.32. At 27 December 2005 the total market value of own shares held in treasury and in the Trust was £63.8m.

9. Reconciliation of movements in equity shareholders' funds

	27 December 2005 £m	28 December 2004 (restated) £m
Profit for the financial period	111.4	149.8
Other recognised gains and losses relating to the period (net)	1.4	(7.5)
	112.8	142.3
Dividends paid and proposed	(69.6)	(65.1)
Own shares purchased during period	(78.3)	(145.4)
Expense recognised in respect of share remuneration	2.2	1.2
Movement on reserves due to transfer of shares to recipients	2.4	-
Net reduction to equity shareholders' funds	(30.5)	(67.0)
Opening equity shareholders' funds (as previously reported)	251.0	317.4
Prior period adjustment - deferred tax related to share remuneration (note 1)	(0.6)	-
As restated	250.4	317.4
Closing equity shareholders' funds	219.9	250.4

10. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Operating profit before operating exceptional items	242.4	231.0
Depreciation	27.0	16.2
Profit on sale of fixed assets	(0.2)	(0.6)
Amortisation of EDIP and LTIP	2.2	1.2
Exceptional costs	(22.2)	-
(Increase)/decrease in debtors	(1.6)	0.5
Increase in creditors	3.1	1.6
Defined benefit pension cost less cash contributions	(8.7)	(2.6)
Net cash inflow from operating activities	242.0	247.3

- Stanley Retail has generated a total net cash inflow since its acquisition of £4.3m, comprising an operating profit of £15.6m, offset by exceptional costs incurred of £19.0m and with depreciation and impairment provisions added back of £7.7m.

None of the other acquisitions detailed in note 13 generated significant cash flows during the period of their ownership by the Group.

11. Analysis of cash flows

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Returns on investments and servicing of finance:		
Interest received	2.6	1.9
Interest paid	(35.4)	(25.2)
Premium paid on interest rate collar	(0.6)	-
Net cash outflow	(33.4)	(23.3)
Capital expenditure and financial investment:		
Purchase of fixed assets	(54.5)	(28.2)
Sale of tangible fixed assets	0.7	0.9
Net cash outflow	(53.8)	(27.3)
Acquisitions and disposals:		
Purchase of subsidiary undertakings and sundry LBOs	(508.5)	(3.9)
Net cash acquired with subsidiary undertaking	8.0	0.1
Disposal of LBOs net of costs	34.4	-
Net cash outflow	(466.1)	(3.8)
Financing:		
Purchase of own shares	(76.8)	(145.5)
SAYE share redemptions	2.7	-
Repayment of Guaranteed unsecured loan notes 2005	-	(6.3)
Loan facilities drawn down	1,020.0	90.0
Loan facility repaid	(500.0)	-
New facility debt issue costs	(4.6)	-
Net cash inflow/(outflow)	441.3	(61.8)

12. Analysis and reconciliation of net debt

	29 December 2004 £m	Cash flow £m	Other non-cash items £m	27 December 2005 £m
Analysis of net debt				
Cash at bank and in hand	60.5	16.1	-	76.6
Debts due within one year	(49.8)	50.0	(0.2)	-
Debts due after more than one year	(447.7)	(565.4)	(3.0)	(1,016.1)
Total	(437.0)	(499.3)	(3.2)	(939.5)

Other non-cash items of £3.2m comprise amortised debt issue costs.

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Increase in cash in the period	16.1	14.1
Cash inflow from increase in net debt	(515.4)	(83.7)
Change in net debt resulting from cash flows	(499.3)	(69.6)
Debt issue costs written off and amortised	(3.2)	(1.3)
	(502.5)	(70.9)
Opening net debt	(437.0)	(366.1)
Closing net debt	(939.5)	(437.0)

13. Acquisition of investments

Stanley Retail

On 18 June 2005, the Group acquired Stanley Leisure plc's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man (Stanley Retail) for total cash consideration of £506.6m including costs of £6.6m. The capitalised goodwill on this transaction was £440.7m representing licence value and goodwill. This goodwill is subject to an annual impairment review in accordance with FRS 10 and FRS 11.

Stanley Retail earned a profit after taxation but before exceptional items of £15.2m in the period from 2 May 2005 to 27 December 2005 (year ended 1 May 2005 - £17.3m), of which £3.8m arose in the period from 2 May 2005 to 18 June 2005.

The summarised profit and loss account for the period from 2 May 2005 to 18 June 2005, shown on the basis of the accounting policies of Stanley Retail prior to the acquisition, was as follows:

	£m
Turnover	88.3
Profit on ordinary activities before tax	5.3
Tax on profit on ordinary activities	(1.5)
Profit on ordinary activities after tax	3.8

13. Acquisitions (continued)

The following table sets out the amalgamated book values of the acquired identifiable assets and liabilities of Stanley Retail and their provisional fair value to the Group:

	Book value £m	Fair value adjustments £m		Fair value to Group £m
Fixed assets				
Tangible assets	257.9	(214.0)	a,b,c	43.9
Current assets				
Stocks	0.2	(0.1)	d	0.1
Debtors and prepayments	3.2	(0.3)	b	2.9
Assets held for resale	-	31.1	b	31.1
Cash	8.1	(0.1)	b	8.0

Total assets	269.4	(183.4)		86.0
Creditors				
Creditors and accruals	(15.6)	(1.2)	b,e	(16.8)
Provisions				
Onerous contracts	-	(1.4)	e	(1.4)
Deferred tax	(1.9)	-		(1.9)
Total liabilities	(17.5)	(2.6)		(20.1)
Net assets	251.9	(186.0)		65.9
Less: cash consideration				506.6
Goodwill arising				440.7

The explanations for the fair value adjustments are as follows:

a. Adjustment of £206.1m to property valuation reflecting the disaggregation of betting licence value which under Stanley Retail's accounting policy was included in tangible assets, while under the Group's accounting policy, it remains part of goodwill;

b. Adjustments to various assets and liabilities reflecting the disposal in July 2005 of 28 LBOs to Tote Bookmakers Limited for total net consideration of £14.7m and the subsequent disposal in December 2005 of 36 LBOs also to Tote Bookmakers Limited for a total net consideration of £15.3m. In addition £1.1m has been included in this adjustment in respect of the profits earned by the disposed of Stanley Retail LBOs in their period of ownership by the Group;

c. Reduction of £7.8m to reflect the depreciated replacement cost of the assets and a £2.6m increase in values representing IS assets in use in Stanley Retail which were previously shown as having no net book value;

d. Adjustment of £0.1m to stock items reflecting the Group's policy in respect of certain consumables; and

e. Adjustment for ante post and sleeper bets (£0.8m), dilapidations and vacant properties (£0.7m) and onerous contracts (£1.4m).

The cash consideration for the purchase of Stanley Retail comprised the headline figure of £504.0m, less adjustment for working capital of £4.0m plus professional fees and stamp duty of £6.6m.

13. Acquisitions (continued)

Other acquisitions

The Group also purchased another two LBOs in the period for a total cash consideration of £1.9m, principally representing goodwill and the value of the relevant licences. The other net assets acquired with these LBOs were negligible.

Stanley Retail and other acquisitions

Net cash outflows in respect of the acquisitions comprised:

	£m
Cash consideration	(508.5)
Cash at bank and in hand acquired	8.0
	(500.5)

Included in cash consideration of £508.5m is £6.6m in respect of professional fees and stamp duty.

14. Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts for the 52 week period ended 27 December 2005 or the 52 week period ended 28 December 2004, but is derived from those accounts. Statutory accounts for the 52 week period ended 28 December 2004 have been delivered to the Registrar of Companies and those for the 52 week period ended 27 December 2005 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

The financial information within this ...truncated

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Tuesday, 1st August 2006

WILLIAM HILL PLC
ANNOUNCEMENT OF INTERIM RESULTS

William Hill PLC (the 'Group') today announces its results for the 26 weeks ended 27 June 2006 ('the period').

Highlights include the following:

- Gross win up 24.8% to £478.3m (2005: £383.4m)
- Profit on ordinary activities before finance charges and exceptional items up 29.8% at £160.0m (2005: £123.3m)
- Cash generated from operations before tax and interest up 45.1% to £193.9m (2005: £133.6m), which represents 121.2% of operating profit
- Basic earnings per share (EPS) pre exceptionals up 32.8% to 25.5 pence (2005: 19.2 pence) and basic EPS post exceptionals up 48.3% on the comparative period (2005: 17.2 pence)
- Interim dividend up 18.9% to 7.25 pence per share (2005: 6.1 pence per share) payable on 5 December 2006 to shareholders on the register on 3 November 2006
- The Group has purchased 29m shares for £167.2m via on-market share buy-backs between July 2005 and June 2006. The Group has arranged a new additional debt facility of £250m and a further £150m-£225m of share buy-backs is targeted for completion by the end of 2007. This would increase the total buy-back programme from the previously announced target of £200m - £300m, to circa £320m - £400m.
- The Group estimates that the World Cup generated a total gross win of £17.5m across all three channels and that £10.7m of this arose in the period ended 27 June 2006
- William Hill has signed a memorandum of understanding with the Spanish gaming group Codere. The parties plan to create a joint venture to develop a sports betting business in Spain, subject to the joint venture receiving the relevant licences once regulation is passed
- In the four weeks to 25 July 2006, the Group's gross win has increased by 13.3% in line with management expectations as the period includes the completion of the World Cup and some weak comparators for 2005. For the year as a whole, the Board remains comfortable with consensus expectations

Commenting on the results, Charles Scott, Chairman, said:

"The Group has seen strong profit growth in the period, with profit before finance charges and exceptional items 29.8% higher than last year. The Group has successfully integrated the Stanley Retail business and is on course to deliver the £20m of synergy and other benefits forecast at the end of 2005 for this acquisition.

We remain confident of the Group's future prospects and are committed to delivering value to shareholders. The Board has resolved to increase the interim dividend by 18.9% to 7.25p per share and remains committed to its programme of share buy-backs. Having already completed £167.2m share repurchases out of the proposed buy-back programme of £200m-£300m announced in September 2005, we are now increasing our target to £320m to £400m".

Enquiries:

David Harding, Chief Executive	Tel:	0208 918 3910
Tom Singer, Chief Operating Officer	Tel:	0208 918 3910
Simon Lane, Group Finance Director	Tel:	0208 918 3910
Fiona Antcliffe, Deborah Spencer, Brunswick	Tel:	0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling +44 (0) 1452 561 263. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 1452 550 000 and using the replay access number 3534469#.

The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

The Group has produced a strong profit performance in the first half of 2006, leveraging the benefits of the Stanley Retail acquisition, which was completed in June last year. Strong performances from FOBTs and poker and the group stages of the World Cup, have boosted year-on-year gross win growth while operating expenses have been kept under tight control. Consequently, profit on ordinary activities before taxation and exceptional items was up 22.9% to £133.5m (2005: £108.6m) and earnings per share were 25.5p, a rise of 32.8% (after adjusting for last year's exceptional items) compared to the first half of 2005.

We have continued to invest in our business across all channels. Within the Retail estate, we have continued the development of our existing estate and have completed the replacement of text systems and electronic point of sale (EPOS) terminals within the Stanley Retail estate. The whole Retail estate now operates on identical operating systems and procedures. We have made good progress on the three-year programme to update our core bookmaking systems, started last year. We remain confident that this investment in our technology infrastructure will significantly improve the efficiency of our operations and will give us the flexibility to introduce more quickly new betting opportunities across all of our channels.

Retail channel

The Retail channel grew gross win by 29.4% to £374.4m (3.7% excluding Stanley Retail) and pre-exceptional profit increased by 39.4% to £124.1m (8.9% excluding Stanley Retail).

Within the original William Hill estate, excluding Stanley Retail, total gross win increased by 3.7%. In this part of the estate, gross win from over the counter (OTC) and amusement with prizes machines (AWPs) fell by 1.3% and 45.2%, respectively, but this was more than compensated for by an increase in FOBT gross win of 17.1%.

LBOs in the Stanley Retail estate performed better year-on-year in the period than those in the original William Hill estate with total gross win growing by 4.5%. FOBT gross win grew by 26.9% and OTC gross win showed a small 1.1% increase. These more than offset a 37.6% drop in AWP gross win.

The average number of FOBTs in the original William Hill estate increased to 6,033 (FY 2005: 5,892) in the period and in the Stanley Retail estate the average number of FOBTs was 1,554 compared to 1,539 in the second half of last year. The average net profit per machine per week in the William Hill estate was £493 (FY 2005: £402) in the first half and in the Stanley Retail estate was £348 (second half of 2005: £287). The improved profitability in the William Hill estate was due to a combination of greater gross win per machine and better contractual terms with our main FOBT supplier Leisure Link, which were effective from May 2005. The Stanley Retail estate's improved profitability is driven by similar factors. However, the imposition of Amusement Machine Licence Duty in August 2006 will adversely affect average profitability of each terminal in the second half of the year.

The average number of AWPs traded in the period fell to 292 in 2006 (FY 2005: 353) within the William Hill estate. In the Stanley Retail estate, the average number traded also fell from 386 AWPs in the second half of last year to 336 in the first half of this year.

Non-exceptional costs in the channel were up 28.7% (4.2% excluding Stanley Retail). Excluding Stanley Retail, there were minimal increases in staff costs due to reduced overtime and premium payments under the new shop staff employment contracts and productivity improvements resulting from the investment in EPOS. FOBT rentals fell due to more favourable contractual terms, which are exclusively profit-share based, and AWP rentals fell due to the reduction in the number of machines in the estate. Savings were also made due to a higher portion of VAT expense being recoverable following the change in tax regime for FOBTs. These savings were offset by increased provisions for staff bonuses; increases in rent and rates due to increased shop numbers and rent reviews; higher energy costs reflecting general market conditions; a recharge for WHTV, which is being trialed in the LBOs; and depreciation and maintenance charges as a result of introducing new text and EPOS systems.

We completed 83 development and shop fitting projects during the first half including 14 new licences, 30 extensions and resites and 39 shop fittings. Overall, we spent £17.9m on estate development in the first half of the year.

At 27 June 2006, we had 2,135 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 52 in the Republic of Ireland; a total of 2,198.

We have introduced the capability to take a wider range of Tote Direct bets across the estate, which has been favourably received by our customers. We also completed the rollout of our new text system and an

EPOS system throughout the Stanley Retail estate during the period and the entire estate has been running on identical systems since the end of March.

Telephone channel

Telephone gross win grew by 4.5% to £29.9m but operating profit fell 17.9% to £6.4m.

The channel benefited from the World Cup and football betting in general as well as more normal horseracing results including a good result from the Grand National.

Costs in the channel were up 21.4% principally due to higher marketing spend, a higher allocation of Information System costs and an increase in staff bonus provisions.

We ended the half-year with 167,000 active telephone customers (27 December 2005: 174,000).

Interactive channel

Interactive gross win increased 14.2% to £70.7m and operating profit grew 13.2% to £35.9m.

Growth in gross win was seen across all major products. The strongest growth was in poker, which increased 44% during the period, although the rate of growth moderated during the World Cup. Both the casino and arcade have continued to experience strong growth, boosted by the introduction of new games and advertising.

We continue to expand our range of in-running betting opportunities on our sportsbook and we launched 6 new arcade games during the period that expanded our offering to 16 games.

We are engaged in a trial broadcast of Channel 854 (WH TV) content into our betting shops and we will finish evaluating the benefits of the Channel 854 shop broadcast in the second half of 2006.

Total active accounts increased to 395,000 as at 27 June 2006 (27 December 2005: 341,000).

Costs in the channel increased 13.5% mainly due to higher marketing spend and an increase in staff bonus provisions.

Operating expenses

Half-year expenses (net of operating income) for the Group were £221.2m, an increase of 25.8% (5.1% excluding Stanley Retail).

Excluding Stanley Retail, staff costs (which represented roughly half of our total costs) increased 6.9% in the period mainly reflecting provisions for profit based incentive schemes. Excluding these provisions from this period and the comparative period, staff costs have risen by only 0.4% reflecting an inflationary pay award partly offset by the new staffing contract introduced into the Retail estate last year and the improvement in productivity as a result of the rollout of EPOS. Property costs, which represented 16.0% of our total costs, were up 9.8% over the comparable period reflecting increases in rent and rates, in part driven by an increase in average shop size and an increase in the number of shops, as well as higher energy costs.

Depreciation and equipment maintenance costs increased 35.5% with the rollout of EPOS and text systems along with the supporting technology, although this was offset by staff costs savings. The cost of providing pictures and data to our LBOs was up 4.7% over the comparable period due to the size of the estate and price increases. Advertising and marketing costs, including the cost of casino bonus cash payments that are expensed in arriving at gross profit, were up 32.7% over the comparable period reflecting World Cup and other more general web-based advertising and promotions.

Other cost increases relate to our ongoing investment in information technology, EPOS capabilities and core bookmaking systems. All expenditure on information technology continues to be subject to rigorous cost benefit analysis and is tightly managed through formalised project and programme management systems.

Stanley acquisition

The integration of the Stanley Retail estate was completed by the end of March 2006 in accordance with the plans we drew up last year. Key tasks achieved in the period were the completion of the re-branding of the shops, installation throughout the Stanley estate of the same version of EPOS and audio-visual text systems already deployed in the William Hill estate and the closure of the Stanley Retail head office. We remain confident that the acquisition will deliver the synergies and other benefits of £20m we forecast at the end of last year. This compares with the original estimated synergies at the time of the acquisition of £13m.

Regulatory development

Following the passing by Parliament of the 2005 Gambling Act, the Gambling Commission has initiated its work in ensuring that its rules and regulations will be fit for purpose in preparation for when the Act becomes enforceable in 2007.

We will continue to work with our trade associations to assist the Gambling Commission to develop appropriate and proportionate regulations in this area and we look forward to the proposed deregulation that the Gambling Commission will eventually introduce, such as extended betting shop opening hours and the installation of higher payout gaming machines.

International activities

William Hill has signed a memorandum of understanding with the Spanish gaming group Codere. The parties plan to create a joint venture to develop a sports betting business in Spain, subject to the joint venture receiving the relevant licences once regulation is passed. Spain is one of the largest gambling markets in Europe, and several of Spain's regions are now developing legislation to regulate sports betting, allowing the establishment of land-based businesses. It is widely anticipated that the first of these regions will license sports betting in the next few months.

Codere is a Spanish company dedicated to the private gaming sector in Europe and Latin America. With more than 25 years experience, it operates slot machines, bingo halls, sports betting outlets, racetracks and casinos in Spain, Italy, Central and South America.

Dividends and capital structure

The Company will pay an interim dividend of 7.25 pence per share (2005: 6.1 pence per share) on 5 December 2006 to shareholders on the register on 3 November 2006. The 18.9% increase in the proposed interim dividend reflects the positive trading in the first half of 2006 and our confidence about the Group's future prospects.

Following the acquisition of Stanley Retail in June 2005 the Board considered the optimal capital structure and financing arrangements for William Hill as a public company. In September 2005, the Board announced it intended to maintain an efficient and flexible capital structure and would achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. The Board also announced that consistent with this target, it expected to return £200m – £300m within an 18 month period. By the end of June 2006, £167.2m had been returned by means of on-market share buy-backs.

The Board reconfirms its commitment to maintaining an efficient and flexible capital structure and its target net debt to EBITDA ratio of approximately 3.5 times to be achieved using a combination of dividend payments and share buy-backs. A new five-year bank facility of £250m has been arranged to underpin this objective. The net debt to EBITDA ratio at the period end was 3.1 times. The Board has targeted to return £150m-£225m in further share buy-backs by the end of 2007. This would increase the total buy-back programme from the previously announced target of £200m - £300m, to circa £320m - £400m.

Adoption of International Financial Reporting Standards (IFRS)

The Group has prepared its interim statements for the 26 week period ended 27 June 2006 using accounting policies consistent with IFRS.

The main impacts of the IFRS adoption are set out in note 11 of the financial information. As previously indicated, the impact on Group profitability is negligible and the adjustment to the balance sheet reflect primarily timing differences on the recognition of dividends and the presentation of goodwill, intangible assets and deferred tax balances.

In addition to these differences, there is a further presentational issue related to IFRS that impacts the financial information. Sportsbook bets have many of the characteristics of a derivative transaction as defined by IAS 39 'Financial Instruments: Recognition and Measurement' and consequently the Group has accounted for them under the provisions of that accounting standard. The main effect of this is that the amount recognised as revenue/turnover is now the profit and loss of trading those sportsbook bets rather than the amount originally staked. This is quite close to the gross win as previously disclosed by the Group except for a difference in respect of the treatment of VAT levied on FOBTs and AWPs. To prevent distortions in the year-on-year growth rates achieved by the Group, we have continued to disclose gross win in the above commentary as previously defined.

The following is a reconciliation for the three periods presented between gross win and revenue as disclosed in the attached financial information:

	26 weeks to 27 June 2006	**26 weeks to 28 June 2005**	**52 weeks to 27 Dec 2005**
	£m	**£m**	**£m**
Gross win	478.3	383.4	807.7
VAT on AWPs and FOBTs	(18.1)	(0.4)	(2.4)
Revenue	460.2	383.0	805.3

Current trading

In the four weeks to 25 July 2006, the Group's gross win has increased by 13.3% in line with management expectations as the period includes the completion of the World Cup and some weak comparators for 2005. For the year as a whole, the Board remains comfortable with consensus expectations.

The Group estimates that the World Cup generated a total gross win of £17.5m across all three channels, of which £10.7m was included in the first half of the year and £6.8m will be included in the second half. We estimate that roughly half of the gross win generated by this competition represented substitution of betting on other sports events.

William Hill PLC

Consolidated Income and Expense Statement
for the 26 weeks ended 27 June 2006

	Notes	**Unaudited 26 weeks ended 27 June 2006 £m**	Unaudited 26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Amounts wagered	2	**6,561.0**	5,054.5	10,746.1
Revenue	2	**460.2**	383.0	805.3
Cost of sales		**(80.7)**	(85.2)	(174.1)
Gross profit	2	**379.5**	297.8	631.2
Other operating income		**3.8**	3.0	5.9
Other operating expenses		**(225.0)**	(178.9)	(394.7)
Share of results of associate		**1.7**	1.4	2.6
Exceptional items	3	**-**	(7.2)	(26.9)
Operating profit	2	**160.0**	116.1	218.1
Investment income	4	**6.6**	5.6	11.1
Finance costs	5	**(33.1)**	(22.6)	(54.6)
Profit before tax	2	**133.5**	99.1	174.6
Tax	6	**(38.1)**	(31.5)	(61.5)
Profit for the period		**95.4**	67.6	113.1
Earnings per share (pence)				
Basic	8	**25.5**	17.2	29.0
Diluted	8	**25.1**	16.9	28.6

All amounts relate to continuing operations for the current financial period.

Consolidated Statement of Recognised Income and Expense
for the 26 weeks ended 27 June 2006

	Unaudited 26 weeks ended 27 June 2006 £m	Unaudited 26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Gain/(loss) on cash flow hedges	**9.5**	(1.3)	(0.5)
Actuarial gain/(loss) on defined benefit pension scheme	**9.0**	(5.7)	(1.6)
Exchange difference on translation of foreign operations	**-**	(0.1)	-
Tax on items taken directly to equity	**(5.8)**	2.2	0.2
Change in associate net assets due to share repurchase	**(1.6)**	-	-
Net income/(loss) recognised directly in equity	**11.1**	(4.9)	(1.9)
Transferred to income statement on cash flow hedges	**0.6**	0.4	1.4
Profit for the period	**95.4**	67.6	113.1
Total recognised income and expense for the period	**107.1**	63.1	112.6

William Hill PLC

Consolidated Balance Sheet

as at 27 June 2006

	Notes	**Unaudited 27 June 2006 £m**	Unaudited 28 June 2005 £m	27 December 2005 £m
Non-current assets				
Goodwill		**865.7**	876.4	865.7
Other intangible assets		**471.9**	477.7	467.0
Property, plant and equipment		**190.6**	162.6	174.5
Interest in associate		**3.5**	4.3	3.4
Deferred tax assets		**14.0**	25.5	17.5
		1,545.7	1,546.5	1,528.1
Current assets				
Inventories		**0.7**	0.3	0.4
Trade and other receivables		**34.4**	19.2	20.4
Assets held for resale		**-**	14.5	-
Cash and cash equivalents		**87.6**	160.1	76.6
		122.7	194.1	97.4
Total assets	2	**1,668.4**	1,740.6	1,625.5
Current liabilities				
Trade and other payables		**(108.6)**	(86.1)	(87.0)
Tax liabilities		**(80.6)**	(58.4)	(56.7)
Bank overdraft and loans		**(0.8)**	-	-
		(190.0)	(144.5)	(143.7)
Non current liabilities				
Bank loans due after more than one year		**(1,048.2)**	(1,075.6)	(1,016.1)
Retirement benefit obligations		**(41.2)**	(62.3)	(49.3)
Other provisions		**(1.7)**	-	(7.5)
Deferred tax liabilities		**(163.9)**	(161.8)	(160.3)
		(1,255.0)	(1,299.7)	(1,233.2)
Total liabilities	2	**(1,445.0)**	(1,444.2)	(1,376.9)
Net assets		**223.4**	296.4	248.6
Equity				
Called up share capital	9	**37.6**	40.5	39.1
Share premium account	9	**311.3**	311.3	311.3
Capital redemption reserve	9	**4.6**	1.7	3.1
Merger reserve	9	**(26.1)**	(26.1)	(26.1)
Own shares held	9	**(51.4)**	(59.3)	(57.5)
Hedging and translation reserves	9	**6.0**	(2.9)	(1.1)
Retained earnings	9	**(58.6)**	31.2	(20.2)
Total equity	9	**223.4**	296.4	248.6

William Hill PLC

Consolidated Cash Flow Statement

for the 26 weeks ended 27 June 2006

	Notes	**Unaudited 26 weeks ended 27 June 2006 £m**	Unaudited 26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Net cash from operating activities	10	**145.2**	91.7	156.6
Investing activities				
Dividend from associate		**-**	-	2.1
Interest received		**1.4**	1.4	2.6
Proceeds on disposal of property, plant and equipment		**2.3**	0.4	0.7
Purchases of property, plant and equipment		**(30.2)**	(23.1)	(52.0)
Purchases of betting licences		**(1.1)**	(0.9)	(1.9)
Expenditure on computer software		**(4.8)**	(2.0)	(2.5)
Acquisition of subsidiary		**-**	(500.2)	(498.6)
Disposal of LBOs net of costs		**-**	-	34.4
Net cash used in investing activities		**(32.4)**	(524.4)	(515.2)
Financing activities				
Purchase of own shares		**(88.9)**	-	(76.8)
SAYE share option redemptions		**0.1**	-	2.7
Dividends paid		**(45.4)**	(43.1)	(66.6)
Repayments of borrowings		**-**	(500.0)	(500.0)
New bank loans raised		**32.4**	1,080.0	1,020.0
New facility debt issue costs		**-**	(4.6)	(4.6)
Net cash used in financing activities		**(101.8)**	532.3	374.7
Net increase in cash and cash equivalents in the period		**11.0**	99.6	16.1
Cash and cash equivalents at start of period		**76.6**	60.5	60.5
Cash and cash equivalents at end of period		**87.6**	160.1	76.6

William Hill PLC

Notes to the Financial Information
for the 26 weeks ended 27 June 2006

1. Basis of accounting

William Hill PLC is a Company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London N22 7TP.

Prior to this accounting period, the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For periods commencing 28 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees, and as endorsed by the European Commission. As the financial statements for the 52 weeks ended 26 December 2006 will include comparatives for the 52 weeks ended 27 December 2005, the Group's date of transition to IFRS under IFRS 1 'First-time Adoption of International Financial Reporting Standards' is 29 December 2004 and the comparatives will be restated under the provisions of IFRS. Note 11 of this interim financial information sets out how the Group's previously reported performance and financial position are affected by the change to IFRS.

The interim financial information for the 26 weeks ended 27 June 2006, which have been approved by a committee of the board of directors on 31 July 2006, has been prepared on the basis of the accounting policies set out in pages 5 to 11 of the Group's pro-forma IFRS accounts for the 52 weeks ended 27 December 2005, which can be found on the Group's website *www.williamhillplc.co.uk.* This interim report should therefore be read in conjunction with the 2005 pro-forma information.

The accounting policies used in the preparation of the interim financial information have been consistently applied to all periods presented. The Group has not adopted all of the provisions of IAS 34 'Interim Financial Reporting' in this interim financial information.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. Under IFRS 1 the Group will be required to establish its IFRS accounting policies as at 26 December 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 29 December 2004. IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of whether an exception has been adopted by the Group.

Business combinations
The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003.

Employee benefits
The Group has recognised actuarial gains and losses in relation to employee benefit schemes at 29 December 2004. The Group has recognised actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004.

Share-based payments
The Group has elected to apply IFRS 2 'Share-based Payment' to all relevant share based payment transactions granted after 7 November 2002 but not fully vested at 29 December 2004.

Financial instruments
The Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 28 December 2005.

The interim report for the 26 weeks ended 27 June 2006 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the 52 week period ended 27 December 2005 have been filed with the Registrar of Companies. The auditors' report contained therein, was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Notes to the Financial Information
for the 26 weeks ended 27 June 2006

2. Segmental information

For management purposes, the Group is currently organised into three principal operating divisions – retail, telephone and interactive. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 26 weeks ended 27 June 2006:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	5,695.8	324.4	526.9	13.9	-	6,561.0
Payout	(5,339.5)	(294.5)	(456.2)	(10.6)	-	(6,100.8)
Revenue	**356.3**	**29.9**	**70.7**	**3.3**	**-**	**460.2**
GPT, duty, levies and other cost of sales	(58.9)	(7.6)	(13.8)	(0.4)	-	(80.7)
Gross profit	297.4	22.3	56.9	2.9	-	379.5
Depreciation	(11.8)	(0.7)	(1.1)	(0.1)	(0.5)	(14.2)
Other administrative expenses	(161.5)	(15.2)	(19.9)	(3.8)	(6.6)	(207.0)
Share of result of associate	-	-	-	-	1.7	1.7
Operating profit/(loss)	**124.1**	**6.4**	**35.9**	**(1.0)**	**(5.4)**	**160.0**
Investment income	-	-	-	-	6.6	6.6
Finance costs	-	-	-	-	(33.1)	(33.1)
Profit/(loss) before tax	**124.1**	**6.4**	**35.9**	**(1.0)**	**(31.9)**	**133.5**
Balance sheet information						
Total assets	1,339.4	88.4	123.6	12.3	104.7	1,668.4
Total liabilities	(63.8)	(6.6)	(25.5)	(0.5)	(1,348.6)	(1,445.0)
Investment in associate	-	-	-	-	3.5	3.5
Capital additions	26.3	0.3	7.8	-	1.1	35.5

2. **Segmental information (continued)**

Business segment information for the 26 weeks ended 28 June 2005:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	4,298.7	331.8	409.7	14.3	-	5,054.5
Payout	(4,009.7)	(303.2)	(347.8)	(10.8)	-	(4,671.5)
Revenue	**289.0**	**28.6**	**61.9**	**3.5**	**-**	**383.0**
GPT, duty, levies and other cost of sales	(65.3)	(7.7)	(11.7)	(0.5)	-	(85.2)
Gross profit	223.7	20.9	50.2	3.0	-	297.8
Depreciation	(8.0)	(0.3)	(0.5)	(0.1)	(0.4)	(9.3)
Other administrative expenses	(126.7)	(12.8)	(18.0)	(3.2)	(5.9)	(166.6)
Share of result of associate	-	-	-	-	1.4	1.4
Exceptional items	(4.4)	-	-	-	(2.8)	(7.2)
Operating profit/(loss)	**84.6**	**7.8**	**31.7**	**(0.3)**	**(7.7)**	**116.1**
Investment income	-	-	-	-	5.6	5.6
Finance costs	-	-	-	-	(22.6)	(22.6)
Profit/(loss) before tax	**84.6**	**7.8**	**31.7**	**(0.3)**	**(24.7)**	**99.1**
Balance sheet information						
Total assets	1,317.1	79.6	138.1	15.4	190.4	1,740.6
Total liabilities	(48.6)	(6.5)	(16.7)	(0.6)	(1,371.8)	(1,444.2)
Investment in associate	-	-	-	-	4.3	4.3
Capital additions	18.6	-	3.8	-	0.4	22.8

Business segment information for the 52 weeks ended 27 December 2005:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	9,285.5	605.8	826.0	28.8	-	10,746.1
Payout	(8,664.5)	(552.4)	(702.7)	(21.2)	-	(9,940.8)
Revenue	**621.0**	**53.4**	**123.3**	**7.6**	**-**	**805.3**
GPT, duty, levies and other cost of sales	(136.3)	(13.8)	(23.0)	(1.0)	-	(174.1)
Gross profit	484.7	39.6	100.3	6.6	-	631.2
Depreciation	(17.4)	(1.3)	(1.8)	(0.4)	(0.7)	(21.6)
Other administrative expenses	(283.1)	(25.3)	(37.3)	(6.3)	(15.2)	(367.2)
Share of result of associate	-	-	-	-	2.6	2.6
Exceptional items	(23.9) [a]	-	-	-	(3.0)	(26.9)
Operating profit/(loss)	**160.3**	**13.0**	**61.2**	**(0.1)**	**(16.3)**	**218.1**
Investment income	-	-	-	-	11.1	11.1
Finance costs	-	-	-	-	(54.6)	(54.6)
Profit/(loss) before tax	**160.3**	**13.0**	**61.2**	**(0.1)**	**(59.8)**	**174.6**

[a] Included in £23.9m of exceptional items relating to the Retail channel are asset impairments of £5.4m in respect of technology and fascia assets acquired as part of Stanley Retail but of limited subsequent value to the integrated Group.

2. Segmental information (continued)

Business segment information for the 52 weeks ended 27 December 2005 (continued):

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Balance sheet information						
Total assets	1,316.9	87.0	120.3	14.8	86.5	1,625.5
Total liabilities	(208.5)	(4.8)	(20.4)	(0.5)	(1,142.7)	(1,376.9)
Investment in associate	-	-	-	-	3.4	3.4
Capital additions	46.6	2.1	3.6	-	1.0	53.3

The *retail distribution channel comprises all* activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis. Included within total assets by segment are £681.0m, £80.4m, £97.2m and £7.1m (28 June 2005 - £691.7m, £80.4m, £97.2m and £7.1m; 27 December 2005 - £681.0m, £80.4m, £97.2m and £7.1m), which relates to goodwill allocated to the retail, telephone, interactive and stadia operations respectively.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segmental information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional items

Exceptional items are those items the Group considers relevant to an understanding of the Group's financial performance.

Exceptional operating costs are as follows:

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Costs of implementation of EPOS and text systems [1]	-	2.7	7.4
Costs of integration of Stanley acquisition [2]	-	1.7	19.0
Costs of aborted return of capital scheme [3]	-	2.8	3.0
Profit on sale of LBOs disposed [4]	-	-	(2.5)
	-	7.2	26.9

[1] Costs arose from the roll out of electronic point of sale and text systems across the LBO network and *primarily encompass training and consultancy costs.*

[2] Costs arose from the due diligence on and the integration of Stanley Retail and comprise primarily external consultancy costs, redundancy and related staff costs and asset impairments.

[3] Costs represent professional fees incurred in respect of an aborted plan to return capital.

[4] Gain made on the disposal of the 12 William Hill LBOs, as part of the sale of 76 LBOs undertaken after the Office of Fair Trading review of the purchase of Stanley Retail.

3. Exceptional items (continued)

Exceptional interest costs are as follows:

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Write off of previously capitalised bank facility fee	-	2.2	2.3
Breakage fee	-	0.1	0.1
	-	2.3	2.4

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs associated with the old facility were written off.

A tax credit of £1.8m was recognised in respect of the exceptional operating costs and interest costs in the 26 weeks ended 28 June 2005 and a tax charge of £0.6m was recognised in the 52 weeks ended 27 December 2005. These represented the corporation tax attributable to these exceptional items.

4. Investment income

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Interest on bank deposits	**1.4**	1.4	2.5
Expected return on pension scheme assets	**5.2**	4.2	8.6
	6.6	5.6	11.1

5. Finance costs

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Interest on bank loans and overdrafts	**27.2**	15.0	41.5
Amortisation of finance costs	**0.5**	0.4	1.0
	27.7	15.4	42.5
Interest on pension scheme liabilities	**5.4**	4.9	9.7
	33.1	20.3	52.2
Exceptional interest (note 3)	-	2.3	2.4
	33.1	22.6	54.6

6. Tax on profit on ordinary activities

The expected effective rate in respect of ordinary activities before exceptional costs and excluding associate income is 28.9% (26 weeks ended 28 June 2005 – 31.1%; 52 weeks ended 27 December 2005 – 30.3%). The tax charge on ordinary activities after taxation has been calculated by applying this rate to the interim profit (excluding associate income) of £131.8m. This is lower than the statutory rate of 30% due to adjustment in respect of prior periods.

7. Dividends proposed and paid

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Equity shares:			
- final dividend of 12.2p per share for the 52 weeks ended 27 December 2005 (11.0p per share for the 52 weeks ended 28 December 2004)	**45.4**	43.1	43.1
- interim dividend of 6.1p per share for the 26 weeks ended 28 June 2005	-	-	23.5
	45.4	43.1	66.6
Proposed interim dividend of 7.25p per share for the 26 weeks ended 27 June 2006	**26.2**	23.8	46.1

The proposed interim dividend was approved by a committee of the board of directors on 31 July 2006 and has not been included as a liability in this financial information. The proposed interim dividend of 7.25p will be paid on 5 December 2006 to all shareholders on the register on 3 November 2006.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 27 June 2006, the trust held 1.2m ordinary shares. In addition, the Company does not pay dividends on the 9.4m shares held in Treasury. The Company estimates that 361.9m shares will qualify for the interim dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	26 weeks ended 27 June 2006 Pence	26 weeks ended 28 June 2005 Pence	52 weeks ended 27 December 2005 Pence
Basic - adjusted	**25.5**	19.2	36.6
Basic	**25.5**	17.2	29.0
Diluted	**25.1**	16.9	28.6

8. Earnings per share (continued)

The basic and diluted earnings per share are calculated based on the following data:

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Profit after tax for the financial period	**95.4**	67.6	113.1
Exceptional items – operating expenses	-	7.2	26.9
Exceptional items – interest	-	2.3	2.4
Exceptional items – tax	-	(1.8)	0.6
Profit after tax for the financial period before exceptional items	**95.4**	75.3	143.0

	26 weeks ended 27 June 2006 Number (m)	26 weeks ended 28 June 2005 Number (m)	52 weeks ended 27 December 2005 Number (m)
Basic weighted average number of shares	**374.8**	392.1	390.5
Dilutive potential ordinary shares:			
Employee share awards and options	**5.6**	7.1	5.5
Dilutive weighted average number of shares	**380.4**	399.2	396.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 26 weeks ended 27 June 2006 by 11.2m (26 weeks ended 28 June 2005 – 13.3m; 52 weeks ended 27 December 2005 – 12.7m).

An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

9. Reserves

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	Hedging reserve £m	Retained earnings £m	Total £m
At 29 December 2004	40.5	311.3	1.7	(26.1)	(59.3)	(1.7)	9.9	276.3
Profit for the financial period	-	-	-	-	-	-	113.1	113.1
Dividends (note 7)							(66.6)	(66.6)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	0.6	(1.1)	(0.5)
Expense recognised in respect of share remuneration	-	-	-	-	-	-	2.2	2.2
Treasury shares purchased and cancelled	(1.4)	-	1.4	-	-	-	(78.3)	(78.3)
Transfer of own shares to recipients	-	-	-	-	1.8	-	0.6	2.4
At 27 December 2005	**39.1**	**311.3**	**3.1**	**(26.1)**	**(57.5)**	**(1.1)**	**(20.2)**	**248.6**
Profit for the financial period	-	-	-	-	-	-	95.4	95.4
Dividends (note 7)	-	-	-	-	-	-	(45.4)	(45.4)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	7.1	4.6	11.7
Expense recognised in respect of share remuneration	-	-	-	-	-	-	2.0	2.0
Treasury shares purchased and cancelled	(1.5)	-	1.5	-	-	-	(88.9)	(88.9)
Transfer of own shares to recipients	-	-	-	-	6.1	-	(6.1)	-
At 27 June 2006	**37.6**	**311.3**	**4.6**	**(26.1)**	**(51.4)**	**6.0**	**(58.6)**	**223.4**

Own shares held at 27 June 2006 amounting to £51.4m comprise 9.4m shares (nominal value - £0.9m) held in treasury purchased for £50.0m and 1.2m shares (nominal value - £0.1m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £1.4m. The shares held in treasury were purchased at a weighted average price of £5.32. At 27 June 2006 the total market value of own shares held was £63.2m.

10. Notes to the cash flow statement

	26 weeks ended 27 June 2006 £m	26 weeks ended 28 June 2005 £m	52 weeks ended 27 December 2005 £m
Operating profit	**160.0**	116.1	218.1
Adjustments for:			
Share of result of associate	**(1.7)**	(1.4)	(2.6)
Depreciation of property, plant and equipment	**13.2**	8.3	24.3
Depreciation of computer software	**1.0**	1.0	2.7
Gain on disposal of property, plant and equipment	**(3.5)**	(0.3)	(0.2)
Gain on disposal of LBOs	**-**	-	(2.5)
Cost charged in respect of share remuneration	**2.0**	0.9	2.2
Defined benefit pension cost less cash contributions	**0.7**	0.6	(8.7)
Movement in provisions	**(5.9)**	-	7.2
	165.8	125.2	240.5
Operating cash flows before movements in working capital:			
Increase in inventories	**(0.3)**	-	-
Increase in receivables	**(2.4)**	(0.3)	(1.6)
Increase in payables	**30.8**	8.7	3.1
Cash generated by operations	**193.9**	133.6	242.0
Income taxes paid	**(21.5)**	(26.6)	(49.4)
Interest paid	**(27.2)**	(15.3)	(36.0)
Net cash from operating activities	**145.2**	91.7	156.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity date of three months or less.

Analysis and reconciliation of net debt:

	28 December 2005 £m	Cash flow £m	Other non-cash items £m	**27 June 2006 £m**
Analysis of net debt				
Cash and cash equivalents at bank and in hand	76.6	11.0	-	**87.6**
Debt due within one year	-	(0.8)	-	**(0.8)**
Debts due after more than one year	(1,016.1)	(31.6)	(0.5)	**(1,048.2)**
Total	(939.5)	(21.4)	(0.5)	**(961.4)**

Other non-cash items of £0.5m comprise written off and amortised debt issue costs.

11. Explanation of transition to IFRSs

This is the first period that the Group has presented its financial information under IFRS. The following disclosures are required in the year of transition under the provisions of IFRS 1 and show the effects of the transition to IFRS on the Group's reported performance and financial position for the comparative periods and on the date of transition.

The last financial statements prepared under UK GAAP were for the 52 weeks ended 27 December 2005 and the date of transition to IFRS is therefore 29 December 2004.

Reconciliation of equity at 29 December 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	h	736.2	(2.9)	733.3
Other intangible assets	a,h	-	18.7	18.7
Property, plant and equipment	a	119.0	(14.8)	104.2
Interest in associate		2.9	-	2.9
Deferred tax assets	b,c,d,g	5.9	18.7	24.6
Total non-current assets		864.0	19.7	883.7
Inventories		0.3	-	0.3
Trade and other receivables		15.4	-	15.4
Cash and cash equivalents		60.5	-	60.5
Total current assets		76.2	-	76.2
Total assets		940.2	19.7	959.9
Trade and other payables	d,e,f	(106.9)	39.1	(67.8)
Tax liabilities		(46.9)	-	(46.9)
Bank overdraft and loans		(49.8)	-	(49.8)
Bank loans due after more than one year		(447.7)	-	(447.7)
Retired benefit obligations	b,g	(38.5)	(16.8)	(55.3)
Deferred tax liabilities	c,h,i	-	(16.1)	(16.1)
Total liabilities		(689.8)	6.2	(683.6)
Net assets		250.4	25.9	276.3
Equity				
Called up share capital		40.5	-	40.5
Share premium account		311.3	-	311.3
Capital redemption reserve		1.7	-	1.7
Merger reserve		(26.1)	-	(26.1)
Own shares		(59.3)	-	(59.3)
Hedging and other reserves	d	-	(1.7)	(1.7)
Retained earnings	e,f,g,i	(17.7)	27.6	9.9
Total equity		250.4	25.9	276.3

11. Explanation of transition to IFRS (continued)

Reconciliation of equity at 28 June 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	f,h	1,193.9	(317.5)	876.4
Other intangible assets	a,h	-	477.7	477.7
Property, plant and equipment	a	178.3	(15.7)	162.6
Interest in associate		4.3	-	4.3
Deferred tax assets	b,c,d,g	1.6	23.9	25.5
Total non-current assets		1,378.1	168.4	1,546.5
Inventories		0.3	-	0.3
Trade and other receivables		19.2	-	19.2
Assets held for resale		14.5	-	14.5
Cash and cash equivalents		160.1	-	160.1
Total current assets		194.1	-	194.1
Total assets		1,572.2	168.4	1,740.6
Trade and other payables	d,e,f	(103.8)	17.7	(86.1)
Tax liabilities		(58.4)	-	(58.4)
Bank loans due after more than one year		(1,075.6)	-	(1,075.6)
Retired benefit obligations	b,g	(43.4)	(18.9)	(62.3)
Deferred tax liabilities	c,h,i	-	(161.8)	(161.8)
Total liabilities		(1,281.2)	(163.0)	(1,444.2)
Net assets		291.0	5.4	296.4
Equity				
Called up share capital		40.5	-	40.5
Share premium account		311.3	-	311.3
Capital redemption reserve		1.7	-	1.7
Merger reserve		(26.1)	-	(26.1)
Own shares		(59.3)	-	(59.3)
Hedging and translation reserves	d	-	(2.9)	(2.9)
Retained earnings	e,f,g,i	22.9	8.3	31.2
Total equity		291.0	5.4	296.4

William Hill PLC

Notes to the Financial Information
for the 26 weeks ended 27 June 2006

11. Explanation of transition to IFRS (continued)

Reconciliation of equity at 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	f,h	1,177.1	(311.4)	865.7
Other intangible assets	a,h	-	467.0	467.0
Property, plant and equipment	a	188.7	(14.2)	174.5
Interest in associate		3.4	-	3.4
Deferred tax assets	b,c,d,g	-	17.5	17.5
Total non-current assets		1,369.2	158.9	1,528.1
Inventories		0.4	-	0.4
Trade and other receivables		20.4	-	20.4
Cash and cash equivalents		76.6	-	76.6
Total current assets		97.4	-	97.4
Total assets		1,466.6	158.9	1,625.5
Trade and other payables	d,e,f	(129.6)	42.6	(87.0)
Tax liabilities		(56.7)	-	(56.7)
Bank overdraft and loans		-	-	-
Bank loans due after more than one year		(1,016.1)	-	(1,016.1)
Retired benefit obligations	b,g	(31.8)	(17.5)	(49.3)
Other provisions		(7.5)	-	(7.5)
Deferred tax liabilities	c,h,i	(5.0)	(155.3)	(160.3)
Total liabilities		(1,246.7)	(130.2)	(1,376.9)
Net assets		219.9	28.7	248.6
Equity				
Called up share capital		39.1	-	39.1
Share premium account		311.3	-	311.3
Capital redemption reserve		3.1	-	3.1
Merger reserve		(26.1)	-	(26.1)
Own shares		(57.5)	-	(57.5)
Hedging and other reserves	d	-	(1.1)	(1.1)
Retained earnings	e,f,g,i	(50.0)	29.8	(20.2)
Total equity		219.9	28.7	248.6

11. Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

(a) Software classification - application software, which can be run independently from any specific hardware configuration, is typically included within other intangibles under IFRS rather than tangible assets as is the norm under UK GAAP. The effect of this is to reclassify software of £14.2m (28 June 2005 - £15.7m; 29 December 2004 - £14.8m) from tangible assets to intangible assets. Total net assets are not affected by this adjustment.

(b) Deferred tax associated with pension liabilities – under IFRS deferred tax relating to the pension scheme cannot be netted off against the pension liability as it is under UK GAAP. This has the effect of increasing the Group's deferred tax asset by £13.6m (28 June 2005 - £18.6m; 29 December 2004 - £16.5m) with a consequent increase in the net pension liability presented. Net assets are not affected by this adjustment.

(c) Deferred tax offset - due to more restrictive rules on the ability to offset deferred tax liabilities and assets, the deferred tax liabilities and assets are grossed up by £2.2m (28 June 2005 - £3.9m; 29 December 2004 - £1.3m).

(d) Financial instruments - all derivative instruments are required by IFRS to be carried on the balance sheet at fair value. Under IFRS, hedge accounting for derivatives is only allowed where detailed documentation in accordance with IAS 39 is in place. This allows the movements in fair values of the relevant derivative instrument (but not the related borrowings) to be recognised directly in reserves and therefore not impact earnings. This issue will have no impact on the Group's earnings as acceptable hedge accounting documentation has been in place since 30 December 2003. However the balance sheet does reflect a financial liability of £1.6m (28 June 2005 - £4.2m; 29 December 2004 - £2.5m) representing the fair value of the relevant derivatives, as well as a related deferred tax asset of £0.5m (28 June 2005 - £1.3m; 29 December 2004 - £0.8m) offset by corresponding entries in a new 'hedging reserve'.

(e) Dividends – under IFRS dividends payable may only be recorded as a liability of the Group when a legal or constructive liability has been incurred. This is likely to be when the dividend proposed by the Board is made public on the announcement of the Group's results. Currently under UK GAAP, dividends are recorded in the period to which they relate, even if only proposed after the period end. This has the effect of increasing the net assets of the Group by the amount of the proposed dividend of £46.1m (28 June 2005 - £23.8m; 29 December 2004 - £43.1m).

(f) Holiday pay - it is accepted practice under IFRS to provide for pay for holidays to which staff are entitled but which they have not yet taken. This has resulted in the recognition of an accrual for holiday pay of £1.9m, £0.4m of which arises from the Stanley acquisition and therefore affects goodwill calculation (28 June 2005 - £1.9m; 29 December 2004 - £1.5m).

(g) Pensions - a difference arises in the valuation of the pension scheme assets under IFRS, because pension assets must be valued using bid prices rather than using mid-market prices as is the convention under UK GAAP and there are also differences in measuring the value of life assurance schemes. This results in an increase in the pension scheme liability of £3.9m (28 June 2005 - £0.3m; 29 December 2004 - £0.3m) and a consequent adjustment to deferred tax assets of £1.2m (28 June 2005 - £0.1m; 29 December 2004 - £0.1m).

(h) Acquisitions - the Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before 30 December 2003. The Group has adopted IFRS 3 'Business combinations' in full for all acquisitions that have occurred after this date. This has resulted in the recognition of additional intangible fixed assets of £452.8m (28 June 2005 - £462.0m; 29 December 2004 - £3.9m) and related deferred tax liabilities of £141.0m (28 June 2005 - £144.1m; 29 December 2004 - £1.0m). Under UK GAAP the intangible fixed assets would have been recognised in goodwill and the deferred tax liability would not have arisen.

(i) Deferred tax on properties acquired via business combinations – under IFRS, a tax timing difference of £12.1m (28 June 2005 - £13.8m; 29 December 2004 - £13.8m) has been recognised in respect of properties previously acquired via acquisitions.

11. Explanation of transition to IFRS (continued)

Reconciliation of profit or loss for 26 weeks ended 28 June 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue	a	5,054.5	(4,671.5)	383.0
Cost of sales	a	(4,756.7)	4,671.5	(85.2)
Gross profit		297.8	-	297.8
Other operating income		3.0	-	3.0
Other operating expenses		(186.1)	-	(186.1)
Share of results of associate	b	2.0	(0.6)	1.4
Operating profit		116.7	(0.6)	116.1
Investment income		5.6	-	5.6
Finance costs		(22.6)	-	(22.6)
Profit before tax		99.7	(0.6)	99.1
Tax	c	(32.1)	0.6	(31.5)
Profit for the period		67.6	-	67.6

Reconciliation of profit or loss for 52 weeks ended 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue	a	10,746.1	(9,940.8)	805.3
Cost of sales	a	(10,114.9)	9,940.8	(174.1)
Gross profit		631.2	-	631.2
Other operating income		5.9	-	5.9
Other operating expenses		(421.6)	-	(421.6)
Share of results of associate	b	3.6	(1.0)	2.6
Operating profit		219.1	(1.0)	218.1
Investment income	b	11.2	(0.1)	11.1
Finance costs		(54.6)	-	(54.6)
Profit before tax		175.7	(1.1)	174.6
Tax	c	(64.3)	2.8	(61.5)
Profit for the period		111.4	1.7	113.1

11. Explanation of transition to IFRS (continued)

Notes to the reconciliation of profit or loss

(a) Revenue and cost of sales – under IFRS revenue represents gains and losses on betting activity for all revenue streams. This is different from UK GAAP where revenue from retail, telephone and internet sportsbook (including FOBTs, games on the online arcade and other numbers bets) represents total amounts wagered by customers. The effect of this change is to reduce both revenue and cost of sales by £9,940.8m (26 weeks ended 28 June 2005 - £4,671.5m). This has no impact on operating profit.

(b) Associate profit - under IFRS, the share of the associate's result included in the Group's operating profit is after a charge for interest and tax. These items were shown within the Group's interest and tax charges under UK GAAP. This has the effect of reducing operating profit by £1.0m (26 weeks ended 28 June 2005 - £0.6m), representing interest income of £0.1m (26 weeks ended 28 June 2005 - £nil) and the tax charge of the associate (see (c) below).

(c) Tax charge – the tax charge is £2.8m (26 weeks ended 28 June 2005 - £0.6m) lower under IFRS compared to UK GAAP reflecting a combination of:

- £1.1m reduction (26 weeks ended 28 June 2005 - £0.6m) arising from the different treatment of associate tax highlighted in (b) above; and
- £1.7m reduction (26 weeks ended 28 June 2005 - £nil) reflecting a deferred tax movement on properties acquired via business combinations, which are ignored under UK GAAP but provided for under IFRS.

Explanation of material adjustments to the cash flow statement for 2005 and 2004

There are no significant adjustments between the cash flow statements produced under IFRS as against UK GAAP.

INDEPENDENT REVIEW REPORT TO WILLIAM HILL PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 week period ended 27 June 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 27 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
1 August 2006

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Your attention is drawn to the circular to shareholders of William Hill PLC dated 31 May 2005 relating to the proposed acquisition by William Hill of Stanley's Retail Bookmaking (the "Circular"). **This document is supplemental to and should be read in conjunction with the Circular.**

A copy of this document can be found on the Company's website (www.williamhillplc.co.uk) and is available free of charge at the address of the registered office of William Hill PLC and the offices of Freshfields Bruckhaus Deringer, as set out in paragraph 9 of Part 6 of the Circular.

William HILL

William Hill PLC

(Incorporated and registered in England and Wales under the Companies Act, registered number 4212563)

Proposed acquisition of Stanley's Retail Bookmaking

The Directors, whose names are set out in paragraph 2(a) of Part 6 of the Circular, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Definitions of certain of the terms used in this document are provided in Part 8 of the Circular. Words and expressions defined in the Circular have the same meaning when used in this document, unless the context requires otherwise.

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its report contained in Part 2 hereof (and the references thereto) and the references to its name in the form and context in which they appear.

Citigroup has given and not withdrawn its written consent to the inclusion in this document of its report contained in Part 3 hereof (and the references thereto) and the references to its name in the form and context in which they appear.

Shareholders will find enclosed with this document a stamped and addressed envelope. This envelope should be used to return the Form of Proxy, once completed and signed, that was sent to you with the Circular. **As stated in the Circular, you should complete, sign and return your Form of Proxy for use at the EGM as soon as possible but in any event so as to be received by the Company's registrars, Capita Registrars, Proxy Department, the Registry, 34 Beckenham, Kent BR3 4TU, not later than 11.00 a.m. on 15 June 2005.**

PART 1
LETTER FROM THE CHAIRMAN OF WILLIAM HILL

William Hill PLC

(Incorporated in England and Wales with registered number 4212563)

Directors:
Charles Scott *(Chairman)*
David Harding *(Chief Executive)*
Tom Singer *(Chief Operating Officer)*
David Allvey *(Independent Non-executive Director)*
David Edmonds, CBE, D.Litt. *(Independent Non-executive Director)*
Barry Gibson *(Senior Independent Non-executive Director)*

Registered Office:
Greenside House
50 Station Road
Wood Green
London N22 7TP

3 June 2005

Dear Shareholder

PROPOSED £504 MILLION ACQUISITION OF STANLEY'S RETAIL BOOKMAKING IN GREAT BRITAIN, NORTHERN IRELAND, THE REPUBLIC OF IRELAND, JERSEY AND THE ISLE OF MAN - SUPPLEMENTAL INFORMATION

This document is supplemental to and should be read in conjunction with the circular to shareholders of William Hill PLC dated 31 May 2005 relating to the proposed acquisition by William Hill of Stanley's Retail Bookmaking (the "Circular"). The following statement was made in the Circular:

> *"In the year ended 2 May 2004, Stanley's Retail Bookmaking generated EBITDA (earnings before interest, tax, depreciation and amortisation) of £37.2 million, although profits are expected to be lower in the year ended 1 May 2005, after adjustment to reflect the application of William Hill's accounting policies and the transfer of certain assets between Stanley's Retail Bookmaking and the rest of the Stanley Leisure Group, due to the effect of unfavourable horseracing and football results."*

The estimate of the profits for Stanley's Retail Bookmaking for the year ended 1 May 2005 was based upon the results shown by the unaudited management accounts of Stanley's Retail Bookmaking for the 11 months ended 3 April 2005 and an estimate for the month ended 1 May 2005.

As required by the UK Listing Authority, we requested certain confirmations in relation to this estimate from PricewaterhouseCoopers LLP and our sponsor, Citigroup. The reports of PricewaterhouseCoopers LLP and Citigroup, providing the requisite confirmations, are set out in Parts 2 and 3 of this document, respectively.

In addition to the documents made available for inspection as set out in paragraph 9 of Part 6 of the Circular, copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), for a period of 14 days from the date of this document:

(a) the report of PricewaterhouseCoopers LLP set out in Part 2 of this document;

(b) the report of Citigroup set out in Part 3 of this document;

(c) the written consent of PricewaterhouseCoopers LLP that it has given and not withdrawn its written consent to the inclusion in this document of its report contained in Part 2 hereof (and the references thereto) and the references to its name in the form and context in which they appear;

(d) the written consent of Citigroup that it has given and not withdrawn its written consent to the inclusion in this document of its report contained in Part 3 hereof (and the references thereto) and the references to its name in the form and context in which they appear; and

(e) this document.

Yours sincerely

Charles Scott
Chairman

PART 2
PRICEWATERHOUSECOOPERS LLP REPORT

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 Barbirolli Square
Lower Mosely Square
Manchester M2 3PW
www.pwc.com/uk

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London EI4 5LB

3 June 2005

Dear Sirs

We have reviewed the basis of compilation and the accounting policies used in preparing the profit estimate (the "Profit Estimate") of Stanley's Retail Bookmaking (as defined in the circular to shareholders of William Hill PLC dated 31 May 2005 (the "Circular")) for the year ended 1 May 2005 set out in the paragraph headed "Current Trading for William Hill and Stanley's Retail Bookmaking and prospects of the Enlarged Group" in Part 1 of the Circular.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

It is our responsibility to form an opinion on the Profit Estimate and to report our opinion to the directors of William Hill PLC (the "Company") and to Citigroup Global Markets Limited. Our work in connection with the Profit Estimate has been undertaken solely for the purpose of reporting under paragraph 12.24 of the Listing Rules of the UK Listing Authority.

The Profit Estimate, for which the directors of the Company are solely responsible, takes account of the results shown by the unaudited management accounts of Stanley's Retail Bookmaking for the 11 months ended 3 April 2005 and an estimate for the month ended 1 May 2005.

In our opinion the Profit Estimate has been properly compiled on the basis stated and the basis of accounting is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 3
CITIGROUP REPORT

citigroup

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

3 June 2005

Dear Sirs

We refer to the profit estimate (the "Profit Estimate") set out in the paragraph headed "Current Trading for William Hill and Stanley's Retail Bookmaking and prospects of the Enlarged Group" in Part 1 of the circular to shareholders of William Hill PLC dated 31 May 2005 (the "Circular") for Stanley's Retail Bookmaking (as defined in the Circular) for the year ended 1 May 2005.

We have discussed the Profit Estimate and the basis on which it has been prepared with you as directors of William Hill PLC. We have also discussed the accounting policies and basis of calculations for the Profit Estimate with PricewaterhouseCoopers LLP and we have considered their letter of today's date addressed to both yourselves and ourselves on this matter.

On the basis of the foregoing and having regard to the above mentioned letter from PricewaterhouseCoopers LLP, we consider that the Profit Estimate, for which you as directors of William Hill PLC are solely responsible, has been made after due and careful enquiry by William Hill PLC.

We are writing to you in our capacity as sponsor as required under listing rule 2.19 of the UK Listing Authority's Listing Rules and this letter may be included in the circular to shareholders of William Hill PLC dated 3 June 2005 solely for the purposes of that listing rule.

Yours faithfully
For and on behalf of
Citigroup Global Markets Limited

Jan Skarbek
Managing Director

Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom
Tel +44 (0) 20 7986 4000 Fax +44 (0) 7986 2266

BOOKLIST CD

Secretariat CM

363a

RECEIVED 2005 AUG 15 P 12:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4212563

Company Name in full WILLIAM HILL PLC

Date of this return

The information in this return is made up to

Day	Month	Year
08	05	2004

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
08	05	2005

Registered Office

Show here the address **at the date of this return.**

GREENSIDE HOUSE

50 STATION ROAD, WOOD GREEN

*Any change of registered office **must** be notified on form 287.*

Post town: LONDON ✓

County / Region:

UK Postcode: N22 7TP

Principal business activities

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9271

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C

COMPANIES HOUSE 11/06/04

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for companies registered in England and Wales

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(Please photocopy this area to provide details of joint secretaries).

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the *registered or principal* office address ☐

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title: Mr

Forename(s): NIGEL EDWIN

Surname: BLYTHE-TINKER

Address ††: TOP FARM

HIGH STREET

Post town: TOSELAND

County / Region: CAMBS. — UK Postcode: P E 1 9 4 R L

Country

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a *Confidentiality Order* granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	1 3 / 0 3 / 1 9 4 5
Forename(s)	DAVID
Surname	ALLVEY
Address †† ☐	57 CINNABAR WHARF CENTRAL
	24 WAPPING HIGH STREET
Post town	LONDON
County / Region	
UK Postcode	E 1 W 1 N Q
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a *Confidentiality Order* granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	3 1 / 1 0 / 1 9 5 1
Forename(s)	JOHN MICHAEL BARRY
Surname	GIBSON
Address †† ☐	FOUR WINDS HOUSE
	ENSTONE ROAD, LITTLE TEW
Post town	CHIPPING NORTON
County / Region	OXFORDSHIRE
UK Postcode	O X 7 4 H Z
Country	England
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a *Confidentiality Order* granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 0 8 / 0 1 / 1 9 5 6

Forename(s): DAVID CHARLES IAN

Surname: HARDING

☐ **Address ††**: Flat 4

147 Gloucester Terrace

Post town: London

County / Region:

UK Postcode: W 2 6 D X

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a *Confidentiality Order* granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 2 2 / 0 2 / 1 9 4 9

Forename(s): CHARLES THOMAS

Surname: SCOTT

☐ **Address ††**: CHASE MANOR FARM

LICKFOLD ROAD, FERNHURST

Post town: HASLEMERE

County / Region: SURREY

UK Postcode: G U 2 7 3 J A

Country: England

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 13/05/1963

Forename(s): THOMAS DANIEL

Surname: SINGER

Address ††: ☐ 27 OBSERVATORY ROAD

Post town: EAST SHEEN

County / Region: LONDON

UK Postcode: SW14 7QB

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title:

Date of Birth (Day / Month / Year): __/__/____

Forename(s):

Surname:

Address ††: ☐

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
	421,811,111	£ 42,181,111
		£
		£
		£
Totals	421,811,111	£ 42,181,111

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 10/06/2004

† Please delete as appropriate.

† a director /s~~ecretary~~

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visiable to searchers of the public record.

Mr N E Blythe-Tinker
William Hill Organization Ltd, Greenside House, 50 Station Road Wood Green, London, N22 7TP
Tel 020 8918 3600
DX number
DX exchange

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 04212563

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

DATACARE SOFTWARE GROUP

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4212563

Company Name in full WILLIAM HILL PLC

Date of this return
The information in this return is made up to

Day	Month	Year
0 8	0 5	2 0 0 5

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
0 8	0 5	2 0 0 6

RECEIVED
2005 AUG 15 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registered Office
Show here the address **at the date of this return.**

Greenside House
50 Station Road, Wood Green

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: N22 7TP

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

9271

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

34 Beckenham Road

Beckenham

Post town

County/Region Kent UK Postcode BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County/Region UK Postcode

Company type

Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

●mpany Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title Ms

Forename(s) HELEN

Surname GRANTHAM

Address †† 53 SOUTHDOWN ROAD

Post town HARPENDEN

County/ Region HERTS UK Postcode AL5 1PQ

Country England

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	MR
Date of Birth (Day / Month / Year)	06/03/1944
Forename(s)	DAVID ALBERT
Surname	EDMONDS
☐ **Address ††**	61 COTTENHAM PARK ROAD WEST WIMBLEDON
Post town	LONDON
County / Region	
UK Postcode	SW20 0DR
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	13/03/1945
Forename(s)	DAVID PHILIP
Surname	ALLVEY
☐ **Address ††**	1019 POINT WEST, 116 CROMWELL ROAD SOUTH KENSINGTON
Post town	LONDON
County / Region	
UK Postcode	SW7 4XN
Country	England
Nationality	British
Business occupation	Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the *registered or principal* office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	31 / 10 / 1951
Forename(s)	JOHN MICHAEL BARRY
Surname	GIBSON
Address †† ☐	FOUR WINDS HOUSE
	ENSTONE ROAD, LITTLE TEW
Post town	CHIPPING NORTON
County / Region	OXFORDSHIRE
UK Postcode	OX7 4HZ
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	08 / 01 / 1956
Forename(s)	DAVID CHARLES IAN
Surname	HARDING
Address †† ☐	Greenside House
	50 Station Road, Wood Green
Post town	London
County / Region	
UK Postcode	N22 7TP
Country	England
Nationality	British
Business occupation	Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 2 2 / 0 2 / 1 9 4 9

Forename(s): CHARLES THOMAS

Surname: SCOTT

Address ††: ☐ 36 KENSINGTON HEIGHTS, 97 CAMDEN HILL ROAD

97 CAMDEN HILL ROAD

Post town: LONDON

County / Region:

UK Postcode: W8 7BD

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 1 3 / 0 5 / 1 9 6 3

Forename(s): THOMAS DANIEL

Surname: SINGER

Address ††: ☐ 27 OBSERVATORY ROAD

Post town: EAST SHEEN

County / Region: LONDON

UK Postcode: SW14 7QB

Country: England

Nationality: British

Business occupation: Company Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Ordinary 10p	394,336,111	£ 39,433,611
10p Treasury Shares	10,545,278	£ 1,054,527
		£
		£
Totals	404,881,389	£ 40,488,138

List of past and present shareholders

(See attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 07/06/2005

† a ~~director~~ /secretary

† Please delete as appropriate.

If you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A Macqueen

William Hill Organization Ltd, Greenside House, 50 Station Road

London N22 7TP Tel 020 8918 3600

DX number DX exchange

DATACARE SOFTWARE GROUP

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4212563

Company Name in full WILLIAM HILL PLC

RECEIVED
2006 AUG 15 P 2: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of this return

The information in this return is made up to

Day	Month	Year
0 8	0 5	2 0 0 6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
0 8	0 5	2 0 0 7

Registered Office

Show here the address **at the date of this return.**

Greenside House

50 Station Road, Wood Green

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: N 2 2 7 T P

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

9271

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

34 Beckenham Road

Beckenham

Post town

County/Region: Kent   UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County/Region   UK Postcode

Company type

Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Ms

Forename(s): HELEN

Surname: GRANTHAM

Address ††

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

53 Southdown Road

Post town: Harpenden

County/ Region: Hertfordshire   UK Postcode: AL5 1PQ

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 06/03/1944

Forename(s): DAVID ALBERT

Surname: EDMONDS

☐ **Address ††**: 61 COTTENHAM PARK ROAD

WEST WIMBLEDON, LONDON

Post town: LONDON

County / Region:

UK Postcode: SW20 0DR

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 23/02/1963

Forename(s): SIMON PAUL

Surname: LANE

☐ **Address ††**: RAVELSTON, MARTINSEND LANE

Post town: GREAT MISSENDEN

County / Region: BUCKINGHAMSHIRE

UK Postcode: HP16 9HR

Country: England

Nationality: British

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your *usual residential* address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	13/03/1945
Forename(s)	DAVID P
Surname	ALLVEY
Address †† ☐	1019 Point West 116 Cromwell Road, South Kensington
Post town	London
County / Region	
UK Postcode	SW7 4XN
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your *usual residential* address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	31/10/1951
Forename(s)	JOHN MICHAEL BARRY
Surname	GIBSON
Address †† ☐	OAKRIDGE HOUSE ENSTONE ROAD, LITTLE TEW
Post town	CHIPPING NORTON
County / Region	OXFORDSHIRE
UK Postcode	OX7 4HZ
Country	England
Nationality	British
Business occupation	Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title	Mr
Date of Birth (Day / Month / Year)	08 / 01 / 1956
Forename(s)	DAVID CHARLES IAN
Surname	HARDING
Address †† ☐	Greenside House
	50 Station Road, Wood Green
Post town	London
County / Region	
UK Postcode	N22 7TP
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title	Mr
Date of Birth (Day / Month / Year)	22 / 02 / 1949
Forename(s)	CHARLES THOMAS
Surname	SCOTT
Address †† ☐	CHASE MANOR FARM
	LICKFOLD ROAD, FERNHURST
Post town	HASLEMERE
County / Region	SURREY
UK Postcode	GU27 3JA
Country	England
Nationality	British
Business occupation	Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day / Month / Year)	13/05/1963
Forename(s)	THOMAS DANIEL
Surname	SINGER
Address †† ☐	27 OBSERVATORY ROAD
Post town	EAST SHEEN
County / Region	LONDON
UK Postcode	SW14 7QB
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	
Date of Birth (Day / Month / Year)	__/__/____
Forename(s)	
Surname	
Address †† ☐	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary 10p	374,740,999	£ 37,474,099.90
10p Treasury Shares	9,505,861	£ 950,586.10
		£
		£
Totals	384,246,860	£ 38,424,686

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 06/06/2006

† a director /~~secretary~~

Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Ms Helen Grantham
William Hill Organization Ltd, Greenside House, 50 Station Road
London N22 7TP Tel 020 8918 3600
DX number DX exchange

Unable to load image filter library
Status: 126 etariat
CM

Please complete in typescript, or in bold black capitals.

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4212563

Company Name in full WILLIAM HILL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	3 1	0 5	2 0 0 4	†Date of Birth			

Appointment form

Appointment as director ☐ as secretary ☑ Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Ms *Honours etc:

Forename(s): HELEN

Surname: GRANTHAM

Previous Forename(s): Helen Previous Surname(s): Grantham

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 53 Southdown Road

Post town: Harpenden Postcode: AL5 1PQ

County / Region: Country: England

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature H. Grantham **Date** 31.5.04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 3/6/04

(**a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Ms A Macqueen
William Hill Organization Ltd, Greenside House, 50 Station Road Wood Green, London, N22 7TP. Tel 020 8918 3600

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE U4/3 08/06/04

Form April 2002

DSG DATACARE

RECEIVED 2005 AUG 15 P 2:

Please complete in typescript, or in bold black capitals.

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4212563

Company Name in full WILLIAM HILL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 1	2 0 0 5	†Date of Birth	0 6	0 3	1 9 4 4

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): DAVID ALBERT

Surname: EDMONDS

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 61 COTTENHAM PARK ROAD, WEST WIMBLEDON, LONDON

Post town: Postcode: SW20 0DR

County / Region: Country:

†Nationality: British †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 22.12.04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22.12.04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Ms A Macqueen

William Hill Organization Ltd, Greenside House, 50 Station Road, N22 7TP

Tel 020 8918 3600

DX number DX exchange

[redacted]

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form ...

Company Number 4212563

† Directors only.

†Other directorships

- 4 CASTLEDOWN TERRACE, HASTINGS MANAGEMENT COMPANY LIMITED
- HAMMERSON PLC
- SOUTH & EAST LONDON EDUCATION & COMMUNITY TRUST LIMITED
- THE SOCIAL MARKET FOUNDATION
- WINCANTON PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

DATACARE

RECEIVED

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	4212563
Company Name in full	WILLIAM HILL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	20	03	2006	†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): SIMON PAUL

Surname: LANE

Previous Forename(s): SIMON PAUL Previous Surname(s): LANE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† **Usual residential address**: RAVELSTON, MARTINSEND LANE

Post town: GREAT MISSENDEN Postcode: HP16 9HR

County / Region: BUCKINGHAMSHIRE Country: England

†Nationality: †Business occupation:

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 20 · 3 · 06

* Voluntary details.
† Directors only.
**Delete as appropriate

A ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 28 · 3 · 06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

C Travis

Greenside House, 50 Station Road, London, N22 7TP

Tel 020 8918 3600

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 4212563

† Directors only.

†Other directorships

- Albert Fisher Group PLC (The), resigned on 29/08/2002
- Alliance Property Company Limited, resigned on 15/02/2002
- Alliance Property Holdings Limited, resigned on 15/02/2002
- Amalgamated Distilled Products Limited, resigned on 15/02/2002
- Amos Hinton & Sons Limited, resigned on 15/02/2002
- Anchor Developments Limited, resigned on 15/02/2002
- Argyle Securities Limited, resigned on 15/02/2002
- Argyll Foods Limited, resigned on 15/02/2002
- Argyll Group Limited, resigned on 14/09/2001
- Argyll Limited, resigned on 14/09/2001
- Argyll Stores (Holdings) Limited, resigned on 15/02/2002
- Ashmist Limited, resigned on 15/02/2002
- BI Collections Limited, resigned on 15/02/2002
- British and Foreign Foods Limited, resigned on 15/02/2002
- Center Parcs (Operating Company) Limited, resigned on 01/03/2006
- Center Parcs (UK) Group PLC, resigned on 01/03/2006
- Center Parcs Energy Services Limited, resigned on 01/03/2006
- Center Parcs Limited, resigned on 01/03/2006
- Chapel Spa Limited, resigned on 01/03/2006
- Cordon Bleu Freezer Food Centres Limited, resigned on 15/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4212563

† Directors only.

†Other directorships

Edwards Meats Limited, resigned on 14/09/2001
English Real Estates Limited, resigned on 15/02/2002
Evermere Limited, resigned on 15/02/2002
Federated Properties Limited, resigned on 15/02/2002
Fisher Foods Limited, resigned on 29/08/2002
G M Nominees Limited, resigned on 15/02/2002
Gordav (Portree) Limited, resigned on 15/02/2002
Home & Colonial Stores Limited (The), resigned on 15/02/2002
L T P Nominees Limited, resigned on 14/09/2001
Maypole Markets Limited, resigned on 14/09/2001
Moores Stores Limited, resigned on 15/02/2002
Moores-Wrights Group Limited, resigned on 15/02/2002
Morgan Edwards (Shrewsbury) Limited, resigned on 14/09/2001
North West Vintners (Retail) Limited, resigned on 15/02/2002
Old P B Limited, resigned on 15/02/2002
Oriel Foods Limited, resigned on 15/02/2002
Ornakarn Limited, resigned on 15/02/2002
Presto Discount Stores Limited, resigned on 14/09/2001
Presto Stores (LC) Limited, resigned on 15/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

Company Number 4212563

† Directors only.

†Other directorships

- Presto Stores Limited, resigned on 15/02/2002
- S K Assets Limited, resigned on 15/02/2002
- Safeway (Overseas) Limited, resigned on 15/02/2002
- Safeway Development Limited, resigned on 15/02/2002
- Safeway Food Stores Limited, resigned on 15/02/2002
- Safeway Pensions Trustees Company Limited, resigned on 15/02/2002
- Safeway Properties Limited, resigned on 15/02/2002
- Safeway Property (Aylesford) Limited, resigned on 14/09/2001
- Safeway S.C. Limited, resigned on 14/09/2001
- Safeway Stores (Card Services) Limited, resigned on 15/02/2002
- Safeway Stores (Fuel) Limited, resigned on 15/02/2002
- Southern Plant Hire (Wimbledon) Limited, resigned on 15/02/2002
- Stores Group Limited, resigned on 15/02/2002
- Velligrist Limited, resigned on 15/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Secretariat CM

288b

Terminating appointment as director or secretar

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4212563

Company Name in full WILLIAM HILL PLC

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 3

as director ☑ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): JOHN MICHAEL

Surname: BROWN

	Day	Month	Year
†Date of Birth	1 7	0 9	1 9 4 2

RECEIVED 2005 AUG 15 P 2:11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6/1/2004

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr N E Blythe-Tinker
William Hill Organization Ltd, Greenside House, 50 Station Road Wood
Green, London, N22 7TP. Tel 020 8918 3600
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

COMPANIES HOUSE 08/01/04

Secretariat CM

288b

Terminating appointment as director or secretar

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4212563

Company Name in full WILLIAM HILL PLC

	Day	Month	Year
Date of termination of appointment	31	05	2004

as director ☐ as secretary ☑ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): NIGEL EDWIN

Surname: BLYTHE-TINKER

	Day	Month	Year
†Date of Birth			

RECEIVED 2004 AUG 15 P 2: OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/6/04

* Voluntary details.
† Directors only.
**Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms A Macqueen
Greenside House, 50 Station Road Wood
Green, London, N22 7TP. Tel 020 8918 3600
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Secretariat CM

288b

Terminating appointment as director or secretai

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4212563

Company Name in full WILLIAM HILL PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 5	2 0 0 4

as director ☐ as secretary ☑

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): NIGEL EDWIN

Surname: BLYTHE-TINKER

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date**

(** serving director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms A Macqueen
William Hill Organization Ltd, Greenside House, 50 Station Road Wood Green, London, N22 7TP. Tel 020 8918 3600

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Secretariat CM

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4212563

Company Name in full William Hill PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 11 Month 06 Year 2004

Name *Style / Title: MR *Honours etc:

Forename(s): CHARLES THOMAS

Surname: SCOTT

† Date of birth — Day 22 Month 02 Year 1949

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 36 KENSINGTON HEIGHTS, 97 CAMDEN HILL ROAD,

Post town: LONDON

County / Region: Postcode: W8 7BD

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 10.6.04

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
** Delete as appropriate.

RECEIVED 2004 AUG 17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Ms A Macqueen
Greenside House, 50 Station Road, Wood Green, London, N22 7TP
Tel 020 8918 3600
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE

Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary (NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 04212563

Company Name in full WILLIAM HILL PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 11 Month 11 Year 2004

Name *Style / Title MR *Honours etc

Forename(s) DAVID CHARLES IAN

Surname HARDING

† Date of Birth — Day 08 Month 01 Year 1956

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)* GREENSIDE HOUSE, 50 STATION ROAD,

Post town WOOD GREEN

County / Region LONDON Postcode N22 7TP

Country UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 13.1.05

(~~**director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

A. MACQUEEN, GREENSIDE HOUSE
50 STATION ROAD, WOOD GREEN
LONDON N22 7TP Tel 020 8918 3600
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

DATACARE SOFTWARE GROUP

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	4212563
Company Name in full	WILLIAM HILL PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	2 4	0 5	2 0 0 5

Name

*Style / Title	MR	*Honours etc	
Forename(s)	DAVID P		
Surname	ALLVEY		

	Day	Month	Year
† Date of birth	1 3	0 3	1 9 4 5

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address †† *(enter new address)*

1019 POINT WEST, 116 CROMWELL ROAD, SOUTH KENSINGTON

Post town	LONDON		
County / Region		Postcode	SW7 4XN
Country	ENGLAND		

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3.6.05

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

ANDREA MACQUEEN

GREENSIDE HOUSE, 50 STATION ROAD, LONDON N22 7TP

Tel 020 8918 3600

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

RECEIVED 2004 AUG 16 P 2:11

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number	4212563
Company Name in full	William Hill PLC

Please do not write in the space below. For Inland Revenue use

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,150,000		
Date(s) shares delivered to the company	04.06.04		
For each share: Nominal value	10p		
Maximum price paid	545p		
Minimum price paid	539p		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 6,237,306.98

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 31,190.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/6/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. MACQUEEN
GREENSIDE HOUSE 50 STATION ROAD, WOOD GREEN
LONDON N22 7TP Tel 020 8918 3600
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use

Company Number	4212563
Company Name in full	William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	07.06.04		
For each share:			
Nominal value	10p		
Maximum price paid	542p		
Minimum price paid	536p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,712,123.05

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 13,565.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/6/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. MACQUEEN
GREENSIDE HOUSE 50 STATION ROAD
WOOD GREEN, LONDON N22 7TP 020 8918 3600
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number	4212563
Company Name in full	William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	150,000		
Date(s) shares delivered to the company	08.06.04		
For each share: Nominal value	10p		
Maximum price paid	543.5p		
Minimum price paid	541.5p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 815,154.64
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 4,080.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed H. Cranbrook **Date** 9.6.04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. MACQUEEN
GREENSIDE HOUSE, 50 STATION ROAD, WOOD GREEN
LONDON N22 7TP Tel 020 8918 3600
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

169(1B)

Companies House — for the record —

RECEIVED 2004 AUG 15 P 2:41

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number	4212563
Company Name in full	William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	300,000		
Date(s) shares delivered to the company	09.06.04		
For each share: Nominal value	10p		
Maximum price paid	548p		
Minimum price paid	543.25p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,642,962.02

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 8,215.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed H. Carson **Date** 9.6.04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. MACQUEEN
GREENSIDE HOUSE 50 STATION ROAD WOOD GREEN
LONDON N22 7TP Tel 020 8918 3600
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number	4212563
Company Name in full	William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,100,000		
Date(s) shares delivered to the company	15.06.04	16.06.04	
For each share: Nominal value	10p		
Maximum price paid	540p		
Minimum price paid	533p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 11,294,187.68

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 56,475.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15 · 6 · 04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

FIFTY THOUSAND POUNDS 30 6 04
TWO HUNDRED POUNDS 30 6 04
THIRTY POUNDS E 30 6 04

Company Number 4212563

Company Name in full William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	200,000		
Date(s) shares delivered to the company	17.06.04		
For each share: Nominal value	10p		
Maximum price paid	522.5p		
Minimum price paid	520p		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,045,561.97

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 5,230.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

RECEIVED 2004 AUG 15 P 2: OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Delete as appropriate

Signed [signature] **Date** 21 · 6 · 04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 4212563

Company Name in full William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,325,000		
Date(s) shares delivered to the company	25.06.04 to	30.06.04	
For each share: Nominal value	10p		
Maximum price paid	536p		
Minimum price paid	529p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 7,092,716.74

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 35,465.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 30.6.04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

169(1B)

Companies House
— for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly ... This return must be delivered ... within a period of 28 days beginning with the date on which ... shares ... which ... to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Company Number 4212563

Company Name in full William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	550,000		
Date(s) shares delivered to the company	01.07.04		
For each share:			
Nominal value	10p		
Maximum price paid	539p		
Minimum price paid	534.5p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,957,084.55

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 14,790.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 6.7.04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

RECEIVED 2004 AUG 15 P 2: ... OFFICE OF INTERNATIONAL ...

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use

Please complete legibly in black type or bold block lettering

Company Number 4212563

Company Name in full William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,100,000		
Date(s) shares delivered to the company	09.07.04	13.07.04	
For each share:			
Nominal value	10p		
Maximum price paid	537p		
Minimum price paid	528p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,860,143.76
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 29,305.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 12.7.04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

169(1B)

Companies House — for the record

CHWP000

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number 4212563

Company Name in full William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	800,000		
Date(s) shares delivered to the company	16.07.04	20.07.04	21.07.04
For each share: Nominal value	10p		
Maximum price paid	533p		
Minimum price paid	527p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,250,348.15

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 21,255.00

£212

510

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed H. Cawdron **Date** 19.7.04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

FIFTY THOUSAND POUNDS 13 8 04 A

FIVE THOUSAND POUNDS 13 8 04

FIVE THOUSAND POUNDS 13 8 04

ONE THOUSAND POUNDS 13 8 04 B

TWO HUNDRED POUNDS 13 8 04 J

TWO HUNDRED POUNDS 13 8 04 J

SEVENTY FIVE POUNDS 13 8 04

Please complete legibly in black type or bold block lettering

Company Number 4212563

Company Name in full William Hill PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,370,278		
Date(s) shares delivered to the company	23.07.04 to	28.07.04	

For each share:			
Nominal value	10p		
Maximum price paid	525p		
Minimum price paid	501p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 12,294,483.12

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 61,475.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 28.7.04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2004 AUG 15 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only



FIVE THOUSAND POUNDS
11 8 04



ONE HUNDRED POUNDS
11 8 04



FIFTY POUNDS
11 8 04



TEN POUNDS
11 8 04
AH

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

e
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	204,722		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	28.07.04		
Maximum prices paid § for each share	504p		
Minimum prices paid § for each share	501p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,031,728.78
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 5,160.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 28-7-04

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section

Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Please do not write in the space below. For Inland Revenue use only.



FIFTEEN THOUSAND POUNDS
16 8 04 A
ONE THOUSAND POUNDS
16 8 04 B
FIFTY POUNDS
L
16 8 04
TEN POUNDS
16 8 04 AH

[illegible]e
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	625,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	30.07.04 to	04.08.04	
Maximum prices paid § for each share	516p		
Minimum prices paid § for each share	504p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,211,563.04
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 16,060.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 3.8.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 198

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,035,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	05.08.04 to	11.08.04	
Maximum prices paid § for each share	520p		
Minimum prices paid § for each share	510p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,328,012.72
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 26,645.00

RECEIVED 2004 AUG 15 P 2:11

TR DM 19/8 (POS)

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 9.8.04

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	525,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	12.08.04 to	18.08.04	
Maximum prices paid § for each share	512p		
Minimum prices paid § for each share	502.50p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,662,316.14
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 13,315.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [illegible] Designation ‡ Secretary Date 17.8.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	300,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	19.08.04 to	24.08.04	
Maximum prices paid § for each share	534p		
Minimum prices paid § for each share	510p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,561,908.31
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 7,810.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 23.8.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

[redacted]

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	850,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	26.08.04 to	02.09.04	
Maximum prices paid § for each share	549.75p		
Minimum prices paid § for each share	535p		

[redacted]

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,644,793.42
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 23,225.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 31-8-04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

2014 Yo.S £5170

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2005 AUG 15 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	190,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	03.09.04		
Maximum prices paid § for each share	544p		
Minimum prices paid § for each share	542p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,033,598.33
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 5,170.00

Signed [signature] Designation ‡ Secretary Date 6-9-04

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,200,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	09.09.04 to	10.09.04	
Maximum prices paid § for each share	530p		
Minimum prices paid § for each share	518p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,314,428.88
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 31,575.00

TR/POS 24/9/0

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 14.9.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

FIFTEEN THOUSAND POUNDS · FIVE THOUSAND POUNDS · ONE THOUSAND POUNDS · ONE THOUSAND POUNDS · FIVE THOUSAND POUNDS · ONE THOUSAND POUNDS · ONE THOUSAND POUNDS · TWO HUNDRED POUNDS · FIFTY POUNDS · TWENTY FIVE POUNDS (30 9 04)

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4212563

Please do not write in the space below. For Inland Revenue use only

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,100,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	16.09.04 to	21.09.04	
Maximum prices paid § for each share	536p		
Minimum prices paid § for each share	529p		

RECEIVED
2005 AUG 15 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,854,757.71
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 29,275.00

TriPos

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 21.9.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchas[ing] its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Plea[se do n]ot write in th[e space b]elow. For I[nland Re]ven[ue] use o[nly]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	27.09.04 to	29.09.04	
Maximum prices paid § for each share	550p		
Minimum prices paid § for each share	530p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,408,543.66
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 27,045.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 28.9.04

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4212563

Name of company

* insert full name of company

* William Hill Plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	30.09.04 to	06.10.04	
Maximum prices paid § for each share	535p		
Minimum prices paid § for each share	531.5p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,337,163.43
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 26,690.00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2006 AUG 15 P 2:12

RECEIVED

TR(POS)
ODH
17/10

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 06/10/04

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section | Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	08.10.04 to	11.10.04	
Maximum prices paid § for each share	534p		
Minimum prices paid § for each share	529.5p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,314,947.40
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 26,575.00

TR/POS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

2005 AUG 15 P 2:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	14.10.04 to	20.10.04	
Maximum prices paid § for each share	527.50p		
Minimum prices paid § for each share	520.00p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ ~~5,239,841.27~~
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 26,200.00

In POS 8/11

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed M. Canham Designation ‡ Secretary Date 19.10.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	22.10.04 to	27.10.04	
Maximum prices paid § for each share	513.30p		
Minimum prices paid § for each share	500.00p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,026,998.74
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 25,135.00

POS MW

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed H. Graham Designation ‡ Secretary Date 25.10.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2005 AUG 15 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	05.11.04 to	09.11.04	
Maximum prices paid § for each share	507p		
Minimum prices paid § for each share	495p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,038,000.22
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 25,190.00

POS pw.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 10.11.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

£25,570 13/12

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	18.11.04 to	24.11.04	
Maximum prices paid § for each share	514p		
Minimum prices paid § for each share	508p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,113,652.45
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 25,570.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed H. Ganham Designation ‡ Secretary Date 24.11.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	2,500,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	01.12.04		
Maximum prices paid § for each share	520p		
Minimum prices paid § for each share	512p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 12,873,784.57
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 64,370.00

OFFICE OF INLAND REVENUE CORPORATE FINANCE 2004 AUG 15 P 2: RECEIVED

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 29. 11. 04

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section

Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	100,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	03.12.04		
Maximum prices paid § for each share	519p		
Minimum prices paid § for each share	519p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 520,349.40
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 2,605.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 7.12.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
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G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED 13 DEC 2004

2005 AUG 15 P 2:12

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	300,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	09.12.04		
Maximum prices paid § for each share	525.50p		
Minimum prices paid § for each share	517.50p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,558,355.60
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 7,795.00

TR/POS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 13.12.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	16.12.04 to	22.12.04	
Maximum prices paid § *for each share*	550.00p		
Minimum prices paid § for each share	538.50p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,463,272.21
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 27,320.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed H. Cameron Designation ‡ Secretary Date 21.12.04

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2005 AUG 15 P 2:12

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 19

For [illegible] use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* WILLIAM HILL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	50,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	12.07.05		
Maximum prices paid § for each share	548p		
Minimum prices paid § for each share	548p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 274,000.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 1,370.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed H. G[signature] Designation ‡ Secretary Date 12.7.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Ac[illegible]

Pl[illegible] in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	350,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	20.07.05		
Maximum prices paid § for each share	549.50p		
Minimum prices paid § for each share	549.50p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,923,250.00
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 9,620.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 20/07/05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	650,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	21.07.05 &	22.07.05	
Maximum prices paid § for each share	549p		
Minimum prices paid § for each share	542p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,546,550.15
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 17,735.00

TR(POS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed H-Gaunt... Designation ‡ Secretary Date 29/07/05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act [illegible]

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	2,900,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	09.09.05 to	14.09.05	
Maximum prices paid § for each share	598.50p		
Minimum prices paid § for each share	563.00p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 16,797,171.40
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 83,990.00

+ 2 (105)

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 14/09/05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	650,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	19.09.05 to	20.09.05	
Maximum prices paid § for each share	600p		
Minimum prices paid § for each share	595.50p		

RECEIVED 2005 AUG 15 P 2:12

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,888,639.90
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 19,445.00

TR(POS)

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed H. Corbin Designation ‡ Secretary Date 19.9.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	720,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	22.09.05 to	28.09.05	
Maximum prices paid § for each share	598p		
Minimum prices paid § for each share	565p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,244,775.50
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 21,225.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 27/09/05

Presentor's name address and reference (if any) :

For official Use (10/03)

General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purch[illegible] its own shares

169

CHWP000 20 OCT 2005

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1[illegible]

Please [illegible] write in the s[illegible] below For Inla[illegible] use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	2,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	05.10.05 to	11.10.05	
Maximum prices paid § for each share	583p		
Minimum prices paid § for each share	575p		

RECEIVED 2006 AUG 15 P 2:12 OFFICE OF INTERNATIONAL CORPORATE FINANCE

The aggregate amount paid by the company for the shares to which this return relates was:	£ 11,569,359.58
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 57,850.00

TNFOS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 10-10-2005

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

£40880

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	1,470,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	14.10.05 to	18.10.05	
Maximum prices paid § for each share	569.50p		
Minimum prices paid § for each share	535.00p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,175,171.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 40,880.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COO Date 19.10.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in the space below. For Inland Revenue use only

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	2,852,398		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	15.12.05 to	28.12.05	
Maximum prices paid § for each share	526p		
Minimum prices paid § for each share	515p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 14,854,621.40
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 74,275.00

Signed

Designation ‡ C.O.O. DIRECTOR

Date 3/1/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

G

CHWP000

COMPANIES FORM No. 169
Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	873,713		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	09.01.06 to	18.01.06	
Maximum prices paid § for each share	568p		
Minimum prices paid § for each share	554p		

§ A private company is not required to give this information

RECEIVED
2006 AUG 15 P 2:12

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,905,924.35
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 24,530.00

TWPOS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR C.O.O. Date 18/1/2006

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	975,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	19.01.06 to	01.02.06	
Maximum prices paid § for each share	574.50p		
Minimum prices paid § for each share	564.50p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,567,854.07
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 27,840.00

Pos.

Signed [signature] Designation ‡ Secretary Date 07/02/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2006 AUG 15 P 2: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	225,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	02.02.06 to	06.02.06	
Maximum prices paid § for each share	574.50p		
Minimum prices paid § for each share	566.00p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,287,582.05
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 6,440.00

Pos.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ C.O.O. Date 16/2/06.

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

Pos £38145

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	1,327,500		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	16.03.06	22.03.06	
Maximum prices paid § for each share	578.00p		
Minimum prices paid § for each share	558.00p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,628,825.16
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 38,145.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ C.O.O. Date 22.3.06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section
Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	645,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	03.04.06 to	05.04.06	
Maximum prices paid § for each share	599.75p		
Minimum prices paid § for each share	579.50p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,797,358.05
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 18,990.00

£18,990 Pos

RECEIVED 2006 AUG 15 P 2:13 CORPORATE ...

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ C.O.O. Date 5.4.06

Presenter's name address and reference (if any) :

For official Use (02/06)

General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Pos £15[illegible]

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (For official use)
(Address overleaf)

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	505,198		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	18.04.06 to	20.04.06	
Maximum prices paid § for each share	599.50p		
Minimum prices paid § for each share	593.00p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,027,934.88
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 15,140.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ C.O.O. Date 20/4/06

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section
Post room

Companies House — for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 4212563

Company Name in full WILLIAM HILL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares sold or transferred	7,946		
Nominal value of each share	10P		
Date(s) shares were sold or transferred	21.04.06		

OFFICE OF INTERNAL ... CORPORATE FIN... 2006 AUG 15 P 2:... RECEIVED

**Delete as appropriate

Signed [signature] **Date** 25.4.06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C TRAVIS
GREENSIDE HOUSE, 50 STATION ROAD
WOOD GREEN, LONDON N22 7TP Tel 020 8918 3600
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,548,709		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	28.04.06 to	04.05.06	
Maximum prices paid § for each share	637.00p		
Minimum prices paid § for each share	618.00p		

§ A private company is not required to give this information

10-05-06

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,017,610.66
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 50,090.00

Signed [signature] Designation ‡ F.D. Date 4/5/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

For official Use (04/06)
General Section
Post room

$31,055
TR
5/6/05

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED

2006 AUG 15 P 2:13

OFFICE OF INTERNATIONAL
CORPORATE FIN...

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	980,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	16.05.06 to	17.05.06	
Maximum prices paid § for each share	639p		
Minimum prices paid § for each share	627p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,210,489.29
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 31,055.00

Signed [signature] Designation ‡ F.D. Date 19/5/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

For official Use (04/06)
General Section
Post room

£49,915 POS 8/6/06

COMPANIES FORM No. 169

Return by a company purchasing its own shares

G 169

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in the space below. For Inland Revenue use only

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

Name of company

* insert full name of company

* William Hill PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,625,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	25.05.06 to	01.06.06	
Maximum prices paid § for each share	626p		
Minimum prices paid § for each share	582p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,982,922.07
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 49,915.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ C.o.c. Date 31/5/2006

Presenter's name address and reference (if any) :

For official Use (04/06)
General Section | Post room

G 169

COMPANIES FORM No. 169

Return by a company purchasing its own shares

18 JUL 2006

CHWP000

02118

£13,815

TK

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4212563

* insert full name of company

Name of company

William Hill PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	450,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	03.07.06 to	05.07.06	
Maximum prices paid § for each share	628.00p		
Minimum prices paid § for each share	596.00p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,762,492.81
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 13,815.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ FD. Date 5/7/06

Presenter's name address and reference (if any) :

For official Use (04/06)
General Section
Post room

William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2006 AUG 15 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 January 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

December 1st, 3rd, 7th, 14th, 16th, 17th, 20th, 22nd, 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

H. Grantham

Helen Grantham
Company Secretary & General Counsel

Encs.

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:8438F
William Hill PLC
01 December 2004

1 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30 November it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 519.00 pence per share. The highest price and lowest price paid for these shares were 519.00 pence and 519.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,636,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSURRBRSBRAOAA
For more information and to contact AFX: www.afxnews.com and
www.afxpress.com
MMMM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Adoption of IFRS

RNS Number:9698F
William Hill PLC
03 December 2004

WILLIAM HILL PLC

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the EU determined that all listed companies should prepare their consolidated financial statements in accordance with a common set of accounting standards for financial years beginning on or after 1 January 2005. This initiative is intended to aid comparisons in company performance and is part of a wider effort to create an efficient capital market throughout the EU. The EU legislated that the common set of accounting standards that companies should report under are those standards (known collectively as International Financial Reporting Standards ('IFRS')) set by the International Accounting Standards Board, subject to their formal adoption by the European Commission.
This announcement outlines the likely impact of IFRS on the preparation of consolidated results for William Hill PLC ('William Hill' or 'the Group') and the timetable for adoption by the Group of the new financial reporting regime.

KEY POINTS

- The Group will continue to report in accordance with UK generally accepted accounting principles ('UK GAAP') for the 52 week period ending 27 December 2005, although supplementary information prepared in accordance with IFRS will also be provided

- The Group will adopt IFRS as the primary basis for reporting for the 52 week period ending 26 December 2006

- The Group does not expect the adoption of IFRS to have a material impact on the reporting of financial performance as compared to

results prepared in accordance with UK GAAP

- The Group anticipates no adverse impact to its tax affairs or banking arrangements resulting from the transition to reporting in accordance with IFRS

TIMETABLE FOR ADOPTION OF IFRS

William Hill will be required to prepare its consolidated financial statements in accordance with IFRS for accounting periods starting on or after 1 January 2005.
The Group's normal accounting reference period is calculated based on a 52 week trading period rather than the calendar year and, therefore, the first accounting reference period for which the adoption of IFRS will be mandatory is the 52 week period ending 26 December 2006. Consequently, the Group will continue to report under UK GAAP for the 52 week period ending 27 December 2005 but will provide supplementary information prepared in accordance with IFRS and a reconciliation between the UK GAAP and IFRS information. Earlier adoption of IFRS as the primary basis of reporting is not permissible under the relevant Statutory Instrument.

IMPACT OF IFRS ON THE GROUP'S FINANCIAL RESULTS

We detail below the principal areas in which the adoption of IFRS is expected to impact earnings and the presentation of results.
Based on preliminary work, the Group does not expect any of the following adjustments, either individually or in the aggregate, to impact materially the earnings of the Group. However, in order to comply with the new accounting guidance, the presentation of information within the financial statements will be different to that set out in the financial statements prepared under UK GAAP. The Group is expecting to amend its recognition and/or presentation of revenues and/or costs in each of the following areas:

- Share based payments
- Holiday pay
- Deferred tax
- Pensions
- Associates
- Dividends

In addition, the Group expects to amend its balance sheet presentation in respect of the costs of buying or creating software and as regards hedge accounting for interest rate derivatives.
The Group will also take advantage of the exemption included in IFRS 1

'First-time adoption of IFRS' not to revisit its acquisition accounting in respect of historic transactions. The Group has chosen to take advantage of this exemption for transactions completed prior to 30 December 2003.

TIMETABLE FOR FUTURE DISCLOSURES IN RESPECT OF IFRS

The bases under which the Group expects to prepare future results statements are as follows:

- Report and accounts for the 52 weeks ending 28 December 2004 (sent to shareholders in April 2005) will be prepared in accordance with UK GAAP and will include supplementary information prepared in accordance with IFRS and a reconciliation between results under the two bases

- Interim results for the 26 weeks ended 28 June 2005 (scheduled to be announced on 2 August 2005) will be produced in accordance with UK GAAP and will include supplementary information prepared in accordance with IFRS and a reconciliation between results under the two bases

- Report and accounts for the 52 weeks ending 27 December 2005 will be produced in accordance with UK GAAP and will include supplementary information prepared in accordance with IFRS and a reconciliation between results under the two bases

- Interim results for the 26 weeks ended 27 June 2006 will be produced in accordance with IFRS and will include supplementary information prepared in accordance with UK GAAP

Enquiries:

Tom Singer, Group Finance Director 020 8918 3910

END
MSCQKBKPABDDPBK

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:0798G
William Hill PLC
07 December 2004

7 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 December it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 518.85 pence per share. The highest price and lowest price paid for these shares were 525.25 pence and 517.75 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNVNRSKRURAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:3492G
William Hill PLC
14 December 2004

14 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 December it purchased 125,000 of its ordinary shares of 10 pence each at an average price of 540.00 pence per share. The highest price and lowest price paid for these shares were 540.00 pence and 540.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,211,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUOVNRSNRUAAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:4626G
William Hill PLC
16 December 2004

16 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 December it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 550.00 pence per share. The highest price and lowest price paid for these shares were 550.00 pence and 550.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,011,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUVRBRSARUAAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:5253G
William Hill PLC
17 December 2004

17 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 December it purchased 375,000 of its ordinary shares of 10 pence each at an average price of 547.50 pence per share. The highest price and lowest price paid for these shares were 548.00 pence and 547.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 394,636,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNRBRSSRUAAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:5855G
William Hill PLC
20 December 2004

20 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 17 December it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 541.375 pence per share. The highest price and lowest price paid for these shares were 545.00 pence and 538.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 394,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUBRBRSWRUAAA

274,460	FIL	JP MORGAN, BOURNEMOUTH Total
328,000	FIL	NATIONAL ASTL BK MELBOURNE Total
139,400	FIL	NORTHERN TRUST LONDON Total
79,572	FIL	STATE STR BK AND TR CO LNDN (S Total)
22,868,924	FISL	JP MORGAN, BOURNEMOUTH Total
10,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,698,890	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
750,900	FMRCO	STATE STREET BANK AND TR CO Total
112,800	FMTC	BANK OF NEW YORK Total
486,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
161,000	FMTC	JP MORGAN CHASE BANK Total
4,100	FMTC	MORGAN STANLEY AND CO INC Total
234,100	FMTC	NORTHERN TRUST CO Total
605,280	FMTC	STATE STREET BANK AND TR CO Total
2,845,798	FPM	BANK OF NEW YORK BRUSSELS Total
101,700	FPM	BANK OF NEW YORK EUROPE LDN Total
181,200	FPM	BANKERS TRUST LONDON Total
10,600	FPM	CHASE MANHATTAN LONDON Total
80,200	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
330,700	FPM	CITIBANK LONDON Total
104,700	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
478,900	FPM	JP MORGAN, BOURNEMOUTH Total
722,900	FPM	MELLON BANK Total
90,600	FPM	MIDLAND SECURITIES SERVICES Total
25,300	FPM	NORDEA BANK AB Total
3,600,851	FPM	NORTHERN TRUST LONDON Total
1,523,967	FPM	STATE STR BK AND TR CO LNDON (S Total)
56,118,397		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

23rd December 2004

12. Total holding following this notification

56,118,397

13. Total percentage holding of issued class following this notification

14.06%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

29th December 2004

....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGMZZGLGGDZM

William HILL
Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

5 July 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

By Courier

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- 2003 Annual Report & Accounts
- UK Listing Authority announcements dated:

  4 March, 5 March, 9 March, 12 March, 29 March, 31 March
  7 April, 7 April, 8 April, 14 April, 20 April, 22 April, 26 April
  12 May, 17 May, 18 May, 20 May
  2 June, 3 June, 4 June, 7 June, 10 June, 11 June, 14 June, 15 June, 23 June, 24 June, 25 June, 28 June, 29 June 2004

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Helen Grantham
Company Secretary

Encs.

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Final Results

RNS Number:1220W
William Hill PLC
04 March 2004

Thursday, 4 March 2004

WILLIAM HILL PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS

William Hill (the 'Group') today announces its results for the 52 weeks ended 30 December 2003.

Highlights include the following:

*Turnover up 77% to £5,945.8m (2002 - £3,365.3m) and gross win up 24% to £654.3m (2002 - £527.7m)

*Excellent rates of growth in gross win and operating profit in all three channels - retail, telephone and interactive

*Profit on ordinary activities before finance charges and tax up 43% to £201.7m (2002 - £141.4m before exceptional costs)

*Profit on ordinary activities after tax up 114% to £125.6m (2002 - £58.6m before exceptional costs)

*Basic earnings per share up 78% to 30.0 pence (2002 - 16.9 pence before exceptional costs)

*Interim dividend of 3.5 pence per share and proposed final dividend of 9.0 pence per share (payable 3 June 2004) giving a total dividend up 44% to 12.5 pence per share (2002 - 8.7 pence per share)

*As part of an ongoing review of the options for returning capital to shareholders in the most efficient manner, it is proposed to seek authority from shareholders at the forthcoming Annual General Meeting to repurchase up to 10% of the issued share capital

*Encouraging start to the current trading year with Group gross win up 17% in the eight weeks ended 24 February 2004 over the corresponding period (which did not benefit materially from FOBTs) and double digit growth in all channels

Commenting on these results, Charles Scott, Chairman, said:

" William Hill has continued to deliver significant profit growth in 2003 and is taking steps to return value to shareholders via an increase in dividends and by seeking authority from shareholders for a share buy back."

Enquiries:
David Harding, Chief Executive (Tel: 0208 918 3910)
Tom Singer, Group Finance Director (Tel: 0208 918 3910)
James Bradley, Ben Brewerton, Brunswick (Tel: 0207 404 5959)

There will be a presentation to analysts at 9.00am today at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2. Alternatively, it will be possible to listen to the presentation by dialling +44 (0) 1452 561 263. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 1452 550 000 and using the replay access number 1016181 £. The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

Each of our three channels has made strong progress in developing its business over the year and is well placed to meet the regulatory and competitive challenges ahead.

Importantly, the business is now very broadly based, having benefited from channel, product and market diversification in recent years.

This is perhaps best illustrated by the growth in remote channels, which has been achieved without cannibalisation of the high street retail business. In 2000, only 14% of the Group's gross win and less than 11% of Group operating profit derived from these channels. In 2003, 22% of gross win and 30% of operating profit came from the remote telephone and interactive businesses in which William Hill enjoys a very strong market position.

Notwithstanding the success of our telephone and interactive businesses, the most significant event to impact this year's performance was the accelerated rollout of fixed odds betting terminals (FOBTs) into the retail estate. These self service terminals give customers access to a variety of numbers betting products.

The Gaming Board of Great Britain (GBGB) initially challenged the legality of these terminals, claiming that they believed them to be gaming machines. After extensive discussions, the GBGB and the Department of Culture, Media and Sport (DCMS) have determined that, with the signing of a Code of Conduct governing the deployment of these terminals, it is no longer in the public interest to pursue the legal challenge.

We naturally welcome this agreement and believe it paves the way for a constructive working relationship, based extensively on self-regulatory codes of conduct, with the future Gambling Commission.

Retail

Turnover was £4,751.8m (up 93%) due to the roll out of FOBTs, that generate significant turnover albeit at low margin, and growth in the traditional over the counter business.

Gross win from FOBTs and Amusement With Prizes machines (AWPs) was £100.5m, up £59.0m, due to the aggressive roll out of FOBTs from April 2003 and despite the loss of some £8.1m of income from AWPs. Some of the growth in this income will also represent substitution from traditional over the counter business albeit not capable of separate quantification. Notwithstanding this substitution effect, gross win on traditional over the counter business grew by 7.4% to £405.1m, driven by a combination of extended opening hours, product innovation and estate development.

At the end of the year we had 3239 FOBTs deployed across the estate, and 2454 AWPs, giving an average density of 3.6 FOBTs/AWPs per licensed betting office

(LBO). The average number of FOBTs through the year was 2,400 and for AWPs was 2,700, and the average profitability (after all rental and revenue share costs) for FOBTs was £380 per terminal per week.

Horse racing gross win grew in absolute terms for the first time in four years, and the share represented by bets on greyhound racing remained steady at 21% of total gross win. Virtual racing (horseracing and greyhounds) products grew significantly following their introduction in May 2002. Gross win on football business was flat excluding the impact of the World Cup in 2002.

We finished the year with 1,586 LBOs, a net increase of seven units over the year. During the year, we opened 13 new LBOs, resited 28 shops to improved locations and extended a further 14 units. The average shop size of all of these developments was considerably above the estate average, with over 1000 square feet of customer area (estate average c.600 square feet). A further 70 shops benefited from more minor facelift improvements.

Costs incurred by the retail channel increased by £21.6m (10%) compared to the corresponding period driven by a combination of increased activity, such as extended trading and the increase in the number of betting opportunities, and normal inflationary pressure. Of the total increase, £10.3m related to increases in staff costs, of which £4.4m related to the costs associated with extended opening, £3.2m reflected inflation-related pay increases, and £2.5m related to management bonuses. A further £5.7m related to increases in property costs, including £2.2m for the installation of FOBTs. Machine rentals (for FOBTs and AWPs) and the cost of the related communications network increased by £2.5m. The cost of pictures and audio supplied by SIS increased by £1.7m as a consequence of the new agreement reached in May 2002 and the additional horseracing and other products provided during the year.

Work continued throughout the year on defining our requirements for an electronic bet capture and settlement (EPOS) till system and for replacement of text systems that deliver audio-visual information to customers in LBOs. We fully expect to be in a position to award key contracts in support of these programmes during the first half of 2004. Based on our work to date, we expect our technology programme to cost £40m to £50m over the next three years, and to result in operating costs of £3m in 2004.

Telephone

Telephone is our most mature channel, and is also the business that faces most competition, from a combination of increased call centre capacity amongst traditional competitors, but also from new entrants, including betting exchanges, into remote gambling.

Against this background an 11% increase in gross win to £56.5m is a very creditable achievement. Growth in football gross win has been strong with the most significant new product contributing to this increase being "betting in running" on major televised football events.

Horseracing is still the main sport for betting via the telephone, and our continuing dominance of this channel reflects the strength of our brand amongst more sophisticated, higher staking racing clientele.

Tight cost control meant that all of this increase dropped through to the bottom line and the division generated operating profit of £22.2m (up 28%).

Interactive

The interactive channel includes our online sportsbook and arcade, casino and poker sites, and wireless Internet (WAP) and interactive television businesses.

Gross win from these operations grew by 55% to £84.9m. The fixed cost nature of this business meant that a high proportion of the increase fed through to the bottom line and operating profit increased 81% to £37.1m.

In the early part of the year, the sportsbook and arcade business was relatively flat as we shifted our marketing focus from the Far East to selected European markets, and as the first half of 2002 included the World Cup. During the second half of the year, this part of the business generated significant gross win growth as new markets were penetrated and new arcade games proved popular with customers.

The change in market focus has also resulted in a change to the underlying sports products. Football, which was by far the dominant product in the Far East, now represents only 31% of channel gross win, and the increase in UK business has resulted in growth in horse racing, now 36% of channel gross win.

Different overseas markets demonstrate different propensities to bet on other sports which is why 19% of online gross win is from non core sports, significantly more than either telephone or retail. The progressive launch of four arcade products throughout the year helped numbers betting to grow to 7% of channel gross win.

The online casino benefited from the introduction in January 2003 of person to person poker and later in the year dedicated language sites which significantly boosted growth. Despite very significant competition (estimates range from 1400

to over 3000 online gaming sites), the evidence is that customers prefer to conduct their online business with the strongest brand names, so we remain confident of our ability to retain market share.

Mobile Internet and interactive television continue to be small parts of this business. Both are to some extent constrained by the immaturity of the underlying technology, and also by the aspirations of service providers. During 2004, we expect some relaxation in these factors and anticipate that these elements of our interactive offering will grow at a faster rate.

Costs increased by £8.4m (39%) as the businesses promoted its enhanced offering and provided incentives to customers that in turn led to growth in gross win. Marketing and promotional costs increased by £4.4m and the costs of managing and processing client funds increased by £2.6m.

The majority of income was earned from UK domiciled clients, a situation which was exacerbated by the rapid slow down in revenues from Far Eastern markets following the outlawing of internet gambling by Hong Kong and subsequent banning of gambling transactions by many credit card issuers.

Protectionism is also rife in some European markets, notably Holland, Germany and Italy. In the wake of the Gambelli decision in the European Court of Justice, we are strongly lobbying the European Commission to ensure enforcement of unrestricted cross border trading. We have voluntarily stopped taking sportsbook bets from these jurisdictions, just as we do not accept sportsbook bets from US domiciled customers. We remain of the view that we are operating legally in the UK and that the responsibility for complying with other countries' laws rests with the customer.

We will continue to make country specific judgements regarding accepting online business balancing the size of the opportunity against the potential costs associated with defending our position.

Cost of content

The commercial arrangement with the British Horseracing Board (BHB) for the use of data came into force in 2002 and is mirrored in the horseracing levy. Due to uncertainty surrounding the future governance of British horse racing given the ongoing Office of Fair Trading (OFT) review, the government has announced that the levy will continue for at least one more year until September 2006. We do not anticipate any attempt to increase the cost of data during this period.

The betting industry has commercial arrangements in place with all 59 British race tracks for the provision of horse racing pictures in LBOs. 49 of these

tracks have a contract in place until December 2004. The industry is in active individual negotiations with a number of these tracks with a view to agreeing a new arrangement. To date, a number of new contracts have been signed resulting in some two-thirds of the current fixture list being covered until at least the end of 2007. The new contracts place greater emphasis on the provision of betting friendly racing. We are therefore confident of our ability to continue to provide coverage of horse racing without material cost increases.

Our agreement with the football leagues for football betting runs for LBOs until the end of the 2005/6 season, and for remote channels until the end of the 2003/4 season. Any attempt to increase payments to the football leagues beyond normal economics will of course be strongly contested, and we do not anticipate material increases.

The betting industry, via Bookmakers' Afternoon Greyhound Services Limited, has agreements in place for afternoon greyhound meetings (that comprises 95% of bets taken on greyhound racing) through to December 2005. Whilst there remains some pressure for an increase in the voluntary levy for the greyhound industry, we do not anticipate a major increase in our overall costs.

Competition issues

The OFT continues its "root and branch" review of the rules of racing. With the exception of an investigation into the compilation and dissemination of computer forecast formulae, the focus of the OFT is not on bookmakers. As regards the investigation into forecast formulae, the Association of British Bookmakers (ABB) is responding fully with ongoing investigations and we do not envisage any outcomes materially detrimental to the Group.

On the high street, we continue to compete with the other large national multiples, as well as with various smaller local independents. There has been some evidence of an increase in competition for new licences as some magistrates have relaxed their interpretation of the 'demand criteria' in anticipation of regulatory modernisation. However, we continue to enjoy success in contesting applications for new licences by competitors, and to win new licences ourselves.

In our telephone and interactive businesses we face a range of competition from traditional domestic fixed odds bookmakers, global online gaming providers, and providers of niche betting services such as spread betting and betting exchanges. Whilst it is impossible to measure accurately market share in these businesses, the level of growth we have experienced, despite such competition, gives us confidence that we are more than holding our own.

Regarding exchanges, we are disappointed that neither DCMS nor Customs & Excise

have changed their stance regarding the licensing and taxing of layers, but we continue to lobby and are hopeful that the current process of pre-legislative scrutiny in connection with the draft Gambling Bill will result in a more constructive indication of future government policy in this area.

Regulatory development

Clauses of the draft Gambling Bill are currently being reviewed by the all party scrutiny committee under the chairmanship of John Greenway. We continue to lobby as regards the timing and content of this legislation.

Business development

We have now fully integrated our two greyhound stadia, Sunderland and Brough Park, and are very pleased with the performance of both. Between them they contributed £1.6m to trading profit, despite the latter only being under Group ownership since March 2003.

We have also fully integrated the H&K LBO chain, which is also delivering profitable growth in line with our aspirations at the time of its acquisition. We remain interested in acquiring LBOs that meet our strict return on investment targets.

We keep an open mind as to the potential for horizontal diversification into other forms of gambling, or further vertical integration, and continue to evaluate opportunities as they arise.

Share buy back

We are committed to maintaining the efficiency of the Group's balance sheet, and to maximising value creation for shareholders. Accordingly, we maintain under constant review our options for returning surplus capital to shareholders in the most efficient manner. In this context, the Group intends to seek authority from shareholders at the forthcoming Annual General Meeting to buy back up to 10% of the issued share capital.

Current trading

The current year has got off to an encouraging start.

In the eight weeks ended 24 February 2004, the Group's gross win was up 17% against the corresponding period with all three channels achieving double digit rates of growth. Roughly half of the total increase is attributable to the net movement in gross win derived from FOBTs and AWPs. The FOBT roll out accelerated

from April 2003 and will become less of a factor in driving gross win growth later this year.

The Group's operating expenses were up 13% over the corresponding period primarily as a result of normal inflationary pressures across the Group, and within the Retail business higher staff costs consistent with the strategy of extended trading in the LBOs.

Each of the three channels is well positioned relative to the competition and has a clear strategy designed to deliver sustainable profit growth in the current year.

William Hill PLC
Consolidated Profit and Loss Account
for the 52 weeks ended 30 December 2003

	Notes	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Turnover	1	5,945.8	3,365.3
Cost of sales		(5,434.7)	(2,949.3)
Gross profit	1	511.1	416.0
Net operating expenses		(312.3)	(297.1)
Operating profit before operating exceptional items	1	198.8	139.0
Operating exceptional items		-	(20.1)
Operating profit	1	198.8	118.9
Share of associate's operating profit		2.9	2.4
Profit on ordinary activities before finance charges		201.7	121.3
Net interest payable	2	(29.2)	(89.6)
Other finance (charges)/income		(1.7)	0.7
Profit on ordinary activities before tax		170.8	32.4
Tax on profit on ordinary activities	3	(45.2)	(11.2)
Profit on ordinary activities after tax			

for the financial period		125.6	21.2
Dividends proposed and paid	4	(52.2)	(36.3)
Retained profit/(loss) for the financial period		73.4	(15.1)
Earnings per share (pence)			
Basic	5	30.0	6.1
Adjusted (basic)	5	30.0	16.9
Diluted	5	29.6	6.1

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses
for the 52 weeks ended 30 December 2003

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Profit for the financial period	125.6	21.2
Actuarial loss recognised in the pension scheme	(3.7)	(36.6)
Deferred tax attributable to actuarial loss	1.1	11.0
Currency translation differences on foreign currency net investments	0.1	0.1
Total recognised gains and losses relating to the period	123.1	(4.3)

William Hill PLC
Consolidated Balance Sheet
as at 30 December 2003

	Notes	30 December 2003 £m	31 December 2002 £m

Fixed assets			
Intangible assets - goodwill		732.3	728.9
Tangible assets		101.0	99.0
Investments		3.6	4.4
		836.9	832.3
Current assets			
Stocks		0.4	0.3
Debtors: amounts recoverable within one year		15.7	14.1
Debtors: amounts recoverable after one year		6.2	3.0
Cash at bank and in hand		46.4	44.6
		68.7	62.0
Creditors: amounts falling due within one year		(187.1)	(145.5)
Net current liabilities		(118.4)	(83.5)
Total assets less current liabilities		718.5	748.8
Creditors: amounts falling due after more than one year		(366.6)	(470.3)
Share of net liabilities of associate		-	(1.2)
Net assets excluding pension liability		351.9	277.3
Pension liability		(31.7)	(28.0)
Net assets including pension liability		320.2	249.3
Capital and reserves			
Called-up share capital		42.2	42.2
Share premium account		311.3	311.3
Merger reserve		(26.1)	(26.1)
Other reserves		2.1	2.1
Profit and loss account		(9.3)	(80.2)
Equity shareholders' funds	6	320.2	249.3

William Hill PLC
Consolidated Cash Flow Statement
for the 52 weeks ended 30 December 2003

	Notes	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Net cash inflow from operating activities	7	224.5	137.3
Dividends from associate		-	5.7
Returns on investments and servicing of finance	8	(22.4)	(48.4)
Taxation		(21.7)	(9.5)
Capital expenditure and financial investment	8	(18.5)	(20.4)
Acquisitions	8	(4.9)	(20.8)
Equity dividends paid		(38.8)	(12.1)
Net cash inflow before financing		118.2	31.8
Financing	8	(116.4)	(92.0)
Increase/(decrease) in cash in the period	9	1.8	(60.2)

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

1. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m

Turnover		
- Retail	4,751.8	2,460.4
- Telephone	570.5	489.1
- Interactive	592.6	389.3
- Other activities	30.9	26.5
	5,945.8	3,365.3
Gross win		
- Retail	505.6	418.9
- Telephone	56.5	50.9
- Interactive	84.9	54.9
- Other activities	7.3	3.0
	654.3	527.7
Operating profit		
- Retail	152.4	111.9
- Telephone	22.2	17.3
- Interactive	37.1	20.5
- Other activities	0.9	0.8
- Central costs	(13.8)	(11.5)
	198.8	139.0
- Exceptional costs incurred on the flotation of the Company	-	(20.1)
	198.8	118.9
Net assets/(liabilities)		
- Retail	59.5	63.3
- Telephone	(0.5)	1.4
- Interactive	1.4	(0.7)
- Other activities	6.9	4.1
- Corporate	252.9	181.2
	320.2	249.3

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

Turnover and operating profit amounting to £2.3m and £0.5m respectively have been consolidated into these results in respect of Team Greyhounds (Brough Park) Limited which was acquired by the Group on 3 March 2003.

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

1. Segmental information (continued)

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Gross win	654.3	527.7
GPT, duty, levies, VAT and other cost of sales	(143.2)	(111.7)
Gross profit	511.1	416.0

2. Net interest payable and similar charges

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m

Interest receivable:		
Interest receivable	1.6	2.7
Share of associate's net interest receivable	-	0.2
Interest payable and similar charges:		
Interest on bank loans and overdrafts	(28.7)	(26.2)
Interest on guaranteed unsecured loan notes 2005	(0.3)	(0.1)
Interest on high yield bonds	(0.3)	(7.9)
Interest on unsecured loan notes 2009	-	(27.1)
Share of associate's net interest payable	(0.1)	-
Amortisation of finance costs	(1.4)	(2.2)
	(29.2)	(60.6)
Exceptional interest costs incurred on the refinancing of the Group	-	(29.0)
Net interest payable	(29.2)	(89.6)

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

3. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
UK corporation tax at 30%	50.3	11.9
UK corporation tax - prior periods	(0.8)	-
Consortium relief receivable - prior periods	(1.1)	(1.5)
Overseas tax	(0.2)	-
Share of associated undertaking tax charge	0.8	0.5
Total current tax charge	49.0	10.9
Deferred tax - origination and reversal of timing differences	(3.8)	0.3
Total tax on profit on ordinary activities	45.2	11.2

The effective tax rate in respect of ordinary activities before exceptional items was 26.5% (52 weeks ended 31 December 2002 - 28.1%). The tax charge is lower than the statutory tax rate of 30% mainly due to a deferred tax credit and adjustments in respect of prior years.

4.Dividends proposed and paid

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Equity shares:		
- interim dividend paid	14.6	12.1
- final dividend proposed/paid	37.6	24.2
	52.2	36.3
Dividend per ordinary share (pence)	12.5	8.7

The interim dividend of 3.5p (52 weeks ended 31 December 2002 - 2.9p) was paid on 4 December 2003. The proposed final dividend of 9.0p (52 weeks ended 31 December 2002 - 5.8p) will be paid on 3 June 2004 to all shareholders on the register on 7 May 2004.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust, which holds 4.4m ordinary shares representing 1% of the Company's called-up ordinary share capital, has agreed to waive all dividends due to it.

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

5. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m

Profit after tax for the financial period	125.6	21.2
Exceptional items - operating items	-	20.1
Exceptional items - interest	-	29.0
Exceptional items - taxation	-	(11.7)
Profit after tax for the financial period before exceptional items	125.6	58.6

	Number (m)	Number (m)
Basic weighted average number of shares	418.7	347.6
Dilutive potential ordinary shares:		
Employee share awards and options	5.3	1.7
Dilutive weighted average number of shares	424.0	349.3

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust, as required by FRS 14 'Earnings per share'. The effect of this is to reduce the average number of shares in the 52 weeks ended 30 December 2003 by 4.4m (52 weeks ended 31 December 2002 - 5.4m). An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

6. Reconciliation of movements in equity shareholders' funds

	30 December 2003 £m	31 December 2002 £m
Profit for the financial period	125.6	21.2
Other recognised gains and losses relating to the period (net)	(2.5)	(25.5)
	123.1	(4.3)
Dividends	(52.2)	(36.3)
Issue of share capital including share premium	-	340.0

Redemption of preference shares	-	(1.0)
Share issue costs	-	(12.7)
Shares to be issued	-	2.1
Profit on sale of shares realised by Employee Benefit Trust	-	2.2
Net addition to equity shareholders' funds	70.9	290.0
Opening equity shareholders' funds/(deficit)	249.3	(40.7)
Closing equity shareholders' funds	320.2	249.3

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

7. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Operating profit	198.8	118.9
Depreciation	18.4	16.7
Profit on sale of fixed assets	-	(0.1)
Amortisation of EDIP and LTIP	1.6	0.7
Increase in debtors	(1.5)	(2.6)
Increase in creditors	7.2	0.8
Cost of shares to be issued	-	2.1
Defined benefit pension cost less cash contributions	-	0.8
Net cash inflow from operating activities	224.5	137.3

The Brough Park acquisition contributed £0.6m to net cash inflow from operating activities in the period between 3 March 2003 (date of acquisition) and 30 December 2003. No other significant cash flows were created by this acquisition in this period.

William Hill PLC

Notes to the Financial Statement
for the 52 weeks ended 30 December 2003

8. Analysis of cash flows

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Returns on investments and servicing of finance:		
Interest received	1.6	2.7
Interest paid	(24.0)	(36.9)
Exceptional interest cash outflow	-	(14.2)
Net cash outflow	(22.4)	(48.4)
Capital expenditure and financial investment:		
Purchase of fixed assets	(18.8)	(20.8)
Sale of tangible fixed assets	0.3	0.4
Net cash outflow	(18.5)	(20.4)
Acquisitions:		
Purchase of subsidiary undertaking	(5.7)	(21.7)
Net cash acquired with subsidiary undertaking	0.8	0.9
Net cash outflow	(4.9)	(20.8)
Financing:		
Issue of ordinary shares	-	340.0
Expenses of issue of ordinary shares	-	(12.7)
Redemption of preference shares	-	(1.0)
Sale proceeds of Employee Benefit Trust share sale	-	5.2
New borrowings net of finance costs	-	519.0
Loan facilities repaid	(116.4)	(942.5)
Net cash outflow	(116.4)	(9

82-34679

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William Hill PLC - Sale of Shares

RNS Number:1745W
William Hill PLC
05 March 2004

4th March 2004

WILLIAM HILL PLC ('the Company')

ANNOUNCEMENT

This is to advise that Mr T D Singer, Group Finance Director, exercised options today over 498,477 ordinary shares in the Company and has sold 485,000 of those shares at £4.86 pence per share.

Mr Singer continues to hold an interest in options over shares, which have yet to vest, under the Company's Executive Directors' Incentive Plan and also has an interest in 7,532 ordinary shares in the Company.

Nigel Blythe-Tinker

Group Company Secretary

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82-34679

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William Hill PLC - Fidelity Investments Holding

RNS Number:3217W
William Hill PLC
09 March 2004

Tuesday 9th March 2004

Amendment £13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5.These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			
	7,291,590	FMRCO	Chase Nominees Limited
	15,716,343	FMRCO	HSBC
	904,800	FMRCO	State Street Nominees Limited
	757,600	FMRCO	State Street Bank & Trust Company

498,486	FMRCO	Mellon Bank
20,500	FMRCO	JP Morgan Chase
122,800	FMTC	State Street Nominees Ltd
677,000	FMTC	Lloyds Bank Nominees Limited
205,100	FMTC	JP Morgan Chase
120,600	FMTC	Northern Trust
415,700	FMTC	State Street Bank & Trust
101,800	FMTC	Morgan Stanley & Co
4,800	FMTC	Bank of New York
144,400	FMTC	Sumitomo T&B
46,100	FMTC	Chase Nominees Ltd
15,357,369	FISL	Chase Manhattan Bank London
1,593,076	FISL	Chase Nominees Ltd
172,800	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
163,874	FPM	Chase Nominees Ltd
565,800	FPM	Bank of New York London
299,200	FPM	HSBC
234,600	FPM	Citibank
214,100	FPM	Northern Trust
45,200	FPM	Deutsche Bank
41,500	FPM	Citibank
2,495,725	FIL	Chase Manhattan Bank London
722,348	FIL	State Street Bank & Trust
4,209,998	FIL	Bank of New York London
2,180,612	FIL	Northern Trust
465,400	FIL	JP Morgan
551,659	FIL	Deutsche Bank
562,730	FIL	Nortrust Nominees Ltd
250,400	FIL	Chase Nominees Ltd
485,800	FIL	State Street Nominees Ltd
305,100	FIL	Morgan Stanley
101,800	FIL	Citibank
55,500	FIL	Mellon Nominees Ltd
380,500	FIL	Bank of New York Brussels
92,240	FIL	HSBC Client Holdings Nominee (UK) Limited
17,100	FIL	National Australia Bank
8,600	FIL	PICG
156,300	FIL	Chase Manhattan Bank AG Frankfurt
68,047	FIL	Brown Brothers Harriman
17,400	FIL	KAS Associates
10,800	FIL	State Street Hong Kong

Total Ordinary

Shares:	59,486,797
Current ownership percentage:	14.10%
Shares in issue:	421,811,100
Change in holdings since last filing:	(+1,097,950) ordinary shares

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END
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William Hill PLC - Holding(s) in Company

RNS Number:4679W
William Hill PLC
12 March 2004

12 March 2004

Notifications under Sections 198 to 202 - UK Companies Act

As of 09 March 2004, MFS Investment Management ('MFS') no longer has a notifiable interest in the ordinary shares of William Hill PLC. MFS has decreased its percentage of interest in William Hill PLC to 2.95%.

The percentage held is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the percentage notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the percentage described in this letter:

* MFS Investment Management (MFS)
* MFS Institutional Advisors, Inc. (MFSI)
* MFS International Ltd. (MIL)
* MFS Investment Management K.K. (MIM KK Japan)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising, changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.

Kind regards,

Mark A. Mitchelson
Assistant Vice President
Compliance Manager
MFS Investment Management

500 Boylston Street
Boston, MA. 02116
USA

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William Hill PLC - Notice of Interest - MFS

RNS Number:0449X
William Hill PLC
29 March 2004

William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP
United Kingdom

26 March 2004

Notifications under Sections 198 to 202 - UK Companies Act

As of 23 March 2004, MFS Investment Management ('MFS'), through the legal entities listed below, has a notifiable interest in the ordinary shares of William Hill PLC of 3.05%.

The notifiable percentage is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the holdings notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the holdings included under this letter:

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS Investment Management K.K. (MIM KK Japan)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising,

changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.

Kind regards,

Mark A. Mitchelson
Assistant Vice President
Compliance Manager
MFS Investment Management
500 Boylston Street
Boston, MA. 02116
USA

William Hill PLC Ordinary Shares
Holdings as of 23/03/04

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	6,964,199	1.65%
MFS Institutional Advisors, Inc. (MFSI)	4,510,761	1.07%
MFS International Ltd. (MIL)	1,034,640	0.25%
MFS Investment Management K.K. (MIM KK)	341,200	0.08%
Total Holding	12,850,800	3.05%

Entity	Shares Held	Custodian	Nominee Name
MFS	277,100	Bank of New York (Belgium)	THE BANK OF NEW YORK (NOMINEES) LTD
MFS	124,360	Chase Manhattan	Chase Nominees Limited
MFS	700	Chase Manhattan	Deepmarker & Co
MFS	961,920	Chase Manhattan	US RESIDENTS EQUITY LENDING ACCOUNT
MFS	24,250	PNC Bank	Citibank

MFS	37,100	State Street Bank and Trust	WPPDCRAFT & Co
MFS	67,490	State Street Bank and Trust	Dockview & Co.
MFS	55,000	State Street Bank and Trust	Teakettle & Co.
MFS	60,580	State Street Bank and Trust	Team Play & Co
MFS	2,269	State Street Bank and Trust	Horizonbrook & Co
MFS	3,000	State Street Bank and Trust	Deepsea & Co
MFS	828,170	State Street Bank and Trust	Seaskipper & Co
MFS	14,510	State Street Bank and Trust	Port Tiller & Co
MFS	3,800	State Street Bank and Trust	Bigchain & Co.
MFS	741,810	State Street Bank and Trust	Bigcabin & Co

Entity	Shares Held	Custodian	Nominee Name
MFS	500	State Street Bank and Trust	Bigclaim & Co
MFS	2,056,730	State Street Bank and Trust	IFTCO
MFS	319,700	State Street Bank and Trust	Ulysses & Co
MFS	759,500	State Street Bank and Trust	Watership & Co
MFS	603,510	State Street Bank and Trust	State Street Nominees Ltd.
MFS	22,200	State Street Bank and Trust	Warmwater & Co
MFSI	127,900	Bank of New York (Belgium)	THE BANK OF NEW YORK (NOMINEES) LTD
MFSI	189,903	BNP Paribas Securities Services - Sydney	Vidacos Nominees Ltd.
MFSI	308,680	Brown Brothers Harriman	BBHISL Nominees Ltd.
MFSI	205,300	Chase Manhattan	JPMCB LONDON
MFSI	330,600	CIBC Mellon	Mellon Nominees (UK) limited
MFSI	287,760	Deutsche Morgan London	Morgan Nominees Limited
MFSI	185,200	National Australia Bank	National Nominees Limited
MFSI	722,890	Northern Trust	Nortrust Nominees

			Limited A/C SLEND
MFSI	370,960	Northern Trust	Nortrust Nominees Limited
MFSI	158,410	Royal Trust	Roy Nominee Limited
MFSI	1,350,558	State Street Bank and Trust	State Street Nominees Ltd.
MFSI	23,700	State Street Bank and Trust	State Street Bank & Trust Company
MFSI	201,900	State Street Bank and Trust	Prambreak & Co.
MFSI	47,000	Wells Fargo Securities	Bank of New York
MIL	69,790	Chase Manhattan	JPMCB LONDON
MIL	15,980	Industrial Bank of Japan	Roy Nominees Ltd.
MIL	85,000	Mellon Bank	Mac & Co
MIL	133,940	Northern Trust	Nortrust Nominees Limited A/C SLEND
MIL	72,050	State Street Bank and Trust	Carpet & Co
MIL	154,390	State Street Bank and Trust	Coach & Co

Entity	Shares Held	Custodian	Nominee Name
MIL	172,650	State Street Bank and Trust	Seine & Co
MIL	330,840	State Street Bank and Trust	Sextant & Co
MIM KK	244,780	Brown Brothers Harriman	BBHISL Nominees Ltd.
MIM KK	96,420	State Street Bank and Trust	JTSB-MATB-TOK-3 02343227 / AKJ4

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William Hill PLC - Fidelity - notice of interest

RNS Number:1843X
William Hill PLC
31 March 2004

Wednesday 30th March 2004

Amendment £14

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional

clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary			

Shares)

6,938,990	FMRCO	Chase Nominees Limited
15,716,343	FMRCO	HSBC
923,300	FMRCO	State Street Nominees Limited
1,141,100	FMRCO	State Street Bank & Trust Company
498,486	FMRCO	Mellon Bank
20,500	FMRCO	JP Morgan Chase
122,800	FMTC	State Street Nominees Ltd
677,000	FMTC	Lloyds Bank Nominees Limited
205,100	FMTC	JP Morgan Chase
120,600	FMTC	Northern Trust
401,200	FMTC	State Street Bank & Trust
101,800	FMTC	Morgan Stanley & Co
4,800	FMTC	Bank of New York
144,400	FMTC	Sumitomo T&B
46,100	FMTC	Chase Nominees Ltd
14,749,591	FISL	Chase Manhattan Bank London
1,844,500	FISL	Chase Nominees Ltd
172,800	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
147,374	FPM	Chase Nominees Ltd
548,300	FPM	Bank of New York London
277,000	FPM	HSBC
234,600	FPM	Citibank
209,400	FPM	Northern Trust
42,700	FPM	Deutsche Bank
41,500	FPM	Citibank
2,590,845	FIL	Chase Manhattan Bank London
628,337	FIL	State Street Bank & Trust
4,241,298	FIL	Bank of New York London
2,158,512	FIL	Northern Trust
468,400	FIL	JP Morgan
527,759	FIL	Deutsche Bank
562,730	FIL	Nortrust Nominees Ltd
174,900	FIL	Chase Nominees Ltd
485,800	FIL	State Street Nominees Ltd
245,700	FIL	Morgan Stanley
101,800	FIL	Citibank
55,500	FIL	Mellon Nominees Ltd
380,500	FIL	Bank of New York Brussels
160,105	FIL	HSBC Client Holdings Nominee (UK) Limited
17,100	FIL	National Australia Bank
8,600	FIL	PICG
156,300	FIL	Chase Manhattan Bank AG Frankfurt

68,047	FIL	Brown Brothers Harriman
17,400	FIL	KAS Associates
4,300	FIL	State Street Hong Kong

Total Ordinary Shares:	59,051,817
Current ownership percentage:	13.9996%
Shares in issue:	421,811,100
Change in holdings since last filing:	(680,731) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLQFLFXZXBFBBV

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Directors R&A & Notice of AGM

RNS Number:4234X
William Hill PLC
07 April 2004

Wednesday, 7th April 2004

William Hill PLC
Directors Report and Accounts, Notice of AGM and share buy back proposal

A copy of the directors report and accounts for the 52 weeks ended 30 December 2003 and the Notice of Annual General Meeting have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000.

The Notice of AGM contains a resolution seeking a general authorisation from shareholders to make market purchases of up to 10% of William Hill PLC's issued share capital subject to certain conditions detailed in the resolution.

The Annual General Meeting will be held at 11am on Monday 17th May 2004 at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA.

Enquiries:

Nigel Blythe-Tinker, Group Company Secretary	Tel: 020 8918 3875
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 0207 404 5959

END
DOCQQLFBZZBBBBZ

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:4859X
William Hill PLC
07 April 2004

William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP
United Kingdom

1 April 2004

Notifications under Sections 198 to 202 - UK Companies Act

As of 31 March 2004, MFS Investment Management ('MFS') no longer has a notifiable interest in the ordinary shares of William Hill PLC. MFS has decreased its percentage of interest in William Hill PLC to 2.99%.

The percentage held is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the percentage notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the percentages described in this letter:

- MFS Investment Management (MFS)
- MFS Institutional Advisors, Inc. (MFSI)
- MFS International Ltd. (MIL)
- MFS Investment Management K.K. (MIM KK Japan)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising,

changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.
Kind regards,

Douglas F. Fies
Vice President
Compliance Officer
MFS Investment Management
500 Boylston Street
Boston, MA. 02116
USA

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLKGGGDNNFGDZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Interest in William Hill

RNS Number:5289X
William Hill PLC
08 April 2004

Barclays PLC
Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

7 April 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP

Dear Sir

COMPANIES ACT 1985 ('The Act') - Part VI

I hereby inform you that as at 6 April 2004 Barclays PLC, through the legal entitles listed on the attached schedule, has a notifiable interest in the capital of your Company of 11.88%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 421,811,111 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully,

Geoff Smith

Manager, Secretarial Services

Legal Entity Report - All SEDOL : 3169889

William Hill

As at 6 April 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 50,114,894 ORD GBPO.10 representing 11.88% of the issued share capital of 421,811,111 units.

Legal Entity	Holding	Percentage Held
Woolwich Unit Trust Managers Ltd	3,604,148	0.8544
Barclays Private Bank Ltd	15,556	0.0037
Barclays Global Investors Ltd	15,383,343	3,6470
Barclays Global Investors Japan Trust & Banking	1,121,637	0.2659
Gerrard Ltd	4,535	0.0011
Barclays Global Fund Advisors	439,519	0.1042
Barclays Global Investors , N.A.	8,137,981	1.9293
Barclays Global Investors Ltd	19,311,593	4.5783
Barclays Global Investors Japan Ltd	352,106	0.0835
Barclays Life Assurance Co Ltd	1,413,979	0.3352
Barclays Global Investors Australia Ltd	330,497	0.0784
Group Holding	50,114,894	11.8810

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
ABBEY2TTL-830763-VIDACOS NOMIN	ABBEY2TT	703,348
ABBEYUTTL-6010782807-VIDACOS N	ABBEYUTT	89,145
ABPEURUKQ-872482-MELLON NOMINE	ABPEURUK	1,286,000
ABUEURTTL-8003168-MORGAN NOMIN	ABUEURTT	527,843
ACEEQTTTL-501577191-BT GLOBENE	ACEEOTTT	59,333
ALEXITTTL-28166-CHASE NOMINEES	ALEXITTT	1,309,379
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	221,749
AP1FNDTTL-6003111113-CITIBANK	AP1FNDTT	39,587
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	376,904
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	14,499,747
AXATRKTTL-845315-MIDLAND BANK	AXATRKTT	8,427
B2350FTTL-19499-CHASE MANHATTA	B2350FTT	40,884
Bank of Ireland	BNX009IE	117,759
BDUKEQTTL-N3YZ-STATE STREET	BDUKEOTT	23,922
BEUREQTTL-N3B2-STATE STREET	BEUREOTT	43,950
BINTEQTTL-N3B3-STATE STREET	BINTEOTT	6,577
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	161,809
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	273,952
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	117,564
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	568,276
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	292,378
BLFEDRTTL-28269-CHASE NOMINEES	BLFEDRTT	40,514
BLFEPDTTL-28270-CHASE NOMINEES	BLFEPDTT	226,632
BLFEPDUKQ-28270-CHASE NOMINEES	BLFEPDUK	117,711
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	3,988,622
BNP PARIBAS	601165	135,035

Registered Holders Report SEDOL : 3169889
William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
BRKSPFTTL-813168-MIDLAND BANK	BRKSPFTT	317,949

BUCAPTUEA-19503-CHASE MANHATTA	BUCAPTUE	127,640
BUCAPTUKQ-19503-CHASE MANHATTA	BUCAPTUK	51,752
BUDISTUKA-19514-CHASE MANHATTA	BUDISTUK	50,407
BUEXINTTL-19520-CHASE MANHATTA	BUEXINTT	1,007,644
BUFIVE350-19508-CHASE MANHATTA	BUFIVE35	277,475
BUGENRTTL-19507-CHASE MANHATTA	BUGENRTT	138,271
BUGENRUEA-19507-CHASE MANHATTA	BUGENRUE	295,962
BUINCMTTL-19505-CHASE MANHATTA	BUINCMTT	61,168
BUINVFTTL-19518-CHASE MANHATTA	BUINVFTT	101,831
BUKEQUTTL-N3B6-STATE STREET	BUKEOUTT	224,678
BUSPCSUKQ-19519-CHASE MANHATTA	BUSPCSUK	887,842
BUTRSFTTL-19512-CHASE MANHATTA	BUTRSFTT	14,218
BUWRLDTTL-19513-CHASE MANHATTA	BUWRLDTT	14,851
BZIGBPTTL-1472368-BANK OF IREL	BZIGBPTT	232,715
CAAPENTTL-CVS21-NORTHERN TRUST	CAAPENTT	352,467
CEULIPTTL-367748-BANK OF NEW Y	CEULIPTT	1,232,371
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	224,571
CHRSTHUKX-16621-CHASE MANHATTA	CHRSTHUK	64,688
CLTWORTTL-392177-BANK OF NEW Y	CLTWORTT	110,631
COLEMXTTL-6010064440-CITIBANK	COLEMXTT	30,342
CONFOREUR-16267-CHASE MANHATTA	CONFOREU	9,462
COUEUKTTL-392067-BANK OF NEW Y	COUEUKTT	1,447,814
DENTSTUKA-16644-CHASE MANHATTA	DENTSTUK	179,282
DUNSWRUKA-16612-CHASE MANHATTA	DUNSWRUK	96,635
DYFEDXUKA-772823-MIDLAND BANK	DYFEDXUK	778,487

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
FEFBTBTTL-25270-CHASE NOMINEES	FEFBTBTT	161,648
FFP350TTL-221476-BNY (OCS) NOM	FFP350TT	99,202
FFPONGTTL-221428-BANK OF NEW Y	FFPONGTT	191,156
FKRUSSTTL-501562755-BANKERS TR	FKRUSSTT	670,684
FRNUKQTTL-501575013-BANKERS TR	FRNUKOTT	154,966
GMITRNTTL-25772-CHASE MANHATTA	GMITRNTT	207,887
IFT250TTL-4224361	IFT250TT	50,425
INDIGOTTL-19198-CHASE MANHATTA	INDIGOTT	5,408

INVESTORS BANK AND TRUST CO	428169	51,726
INVESTORS BANK AND TRUST CO	500227	1,986,168
INVESTORS BANK AND TRUST CO	502872	626,752
INVESTORS BANK AND TRUST CO	508068	105,455
INVESTORS BANK AND TRUST CO	527191	2,702,788
INVESTORS BANK AND TRUST CO	536747	656,775
INVESTORS BANK AND TRUST CO	552942	443,443
INVESTORS BANK AND TRUST CO	555879	4,349
INVESTORS BANK AND TRUST CO	583293	370,996
INVESTORS BANK AND TRUST CO	590421	47,165
INVESTORS BANK AND TRUST CO	595966	387,657
INVESTORS BANK AND TRUST CO	601744	4,631
INVESTORS BANK AND TRUST CO	911140	12,448
JP MORGAN CHASE BANK	540186	250,618
JP MORGAN CHASE BANK	555465	89,879
JP MORGAN CHASE BANK	599123	12,299
JP Morgan Chase Bank	BTC034IE	4,368
JP Morgan Chase Bank	BTC045IE	49,948

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 51,160,048 ORD GBP0.10 representing 12.13% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
JP Morgan Chase Bank	BTGF01IE	171,670
JP Morgan Chase Bank	BTGF04IE	35,344
JP Morgan Chase Bank	BTGF05IE	173,820
JP Morgan Chase Bank	BTGF07IE	161,648
JP Morgan Chase Bank	BTK001IE	52,762
JP Morgan Chase Bank	BTS004IE	45,623
JP Morgan Chase Bank	BTS005IE	11,462
JP Morgan Chase Bank	BTS011IE	17,976
JP Morgan Chase Bank	BTS015IE	55,252
JP Morgan Chase Bank	BTS024IE	4,428
JP Morgan Chase Bank	BTS028IE	195,761
JP Morgan Chase Bank	BTS031IE	20,758
JP Morgan Chase Bank	BTS033IE	2,782
JP Morgan Chase Bank	BTS036IE	89,754

JP Morgan Chase Bank	BTS037IE	28,281
MARKIPTTL-814537-MIDLAND BANK	MARKIPTT	35,107
Master Trust Bank	BNNP06IE	62,096
Mellon Trust - Boston	591668	74,773
MELLON TRUST OF NEW ENGLAND	604652	167,523
Mitsubishi Trust International	BNN018IE	2,083
Mitsubishi Trust International	BNN024IE	8,583
Mitsubishi Trust International	BNN033IE	12,087
Mitsubishi Trust International	BNN046IE	48,095
MULTEQTTL-N3YL-STATE STREET	MULTEOTT	12,857
NORTHERN TRUST BANK-BGI SEPA	581610	229,714
NORTHERN TRUST BANK-BGI SEPA	584069	102,374

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
NORTHERN TRUST BANK -BGI SEPA	604162	35,301
NUFFOUTTL-TNF01-NORTHERN NOMIN	NUFFOUTT	115,207
NUFGENUKA-16901-CHASE MANHATTA	NUFGENUK	41,779
PFSEURTTL-370607.S1-UBS	PFSEURTT	10,491
PGUKALTTL-613363-CITIBANK NA	PGUKALTT	554,117
POWYSFTTL-16649-CHASE MANHATTA	POWYSFTT	17,223
PPPMEDUKQ-8002238-DEUTSCHE BAN	PPPMEDUK	59,010
PSTLFEEUR-16256-CHASE MANHATTA	PSTLFEEU	89,754
PTMA11TTL-27717-CHASE NOMINEES	PTMA11TT	248,255
R C Greig Nominees Limited a/c	CM1	2,985
R C Greig Nominees Limited GP1	GP1	1,550
ROYLIVTTL-LIV02-NORTRUST NOMIN	ROYLIVTT	313,397
SCTPEOTLC-SC006-NORTRUST NOMIN	SCTPEOTL	138,821
SGOEURTTL-NE5WO-STATE STREET N	SGOEURTT	15,730
SGOMANTTL-HKNA-STATE STREET	SGOMANTT	8,655
SIWESTTTL-8002041-DEUTSCHE BAN	SIWESTTT	8,476
SMLENTEUR-16268-CHASE MANHATTA	SMLENTEU	11,751
State Street	BNX012IE	9,304
State Street	BNX019IE	65,100
STATE STREET BANK & TRUST - US	713101	395,912

STATE STREET BNK AND TRUST CO	604983	24,216
STHWRKUKQ-16669-CHASE MANHATTA	STHWRKUK	28,475
Sumitomo TB	BNN029IE	12,779
Sumitomo TB	BNN031IE	4,435
Sumitomo TB	BNN036IE	9,485
TORFAEUKQ-003002-MELLON NOMINE	TORFAEUK	40,457

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBPO.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
TPGEQUTTL-6948890986-CITIBANK	TPGEOUTT	292,830
TRIBUNTTL-18243-CHASE MANHATTA	TRIBUNTT	53,346
TRICOLTTL-034 954 100008 NORTR	TRICOLTT	49,600
UNIAEQTTL-USF12-NORTHERN TRUST	UNIAEOTT	652,097
UNLVERUKQ-USF06-NORTHERN TRUST	UNLVERUK	89,348
WELLCOTTL-JD12-STATE STREET	WELLCOTT	210,064
WINUKPTTL-6010640794-VIDACOS N	WINUKPIT	112,603
WOOIMFTTL-214074-BANK OF NEW Y	WOOIMFTT	33,601
WOOUSFTTL-214075-BANK OF NEW Y	WOOLISFTT	1,573,230
ZEBAN NOMINEES LIMITED		15,556
Group Holding		50,114,894

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIPMFTMMBMBPI

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Barclays notice of interest

RNS Number:6217X
William Hill PLC
14 April 2004

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

9 February 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP

Dear Sir

COMPANIES ACT 1985 ('The Act') - Part VI

I hereby inform you that as at 7 April 2004 Barclays PLC, through the legal entitles listed on the attached schedule, has a notifiable interest in the capital of your Company of 12.01%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 421,811,111 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully,

Geoff Smith
Manager, Secretarial Services
Enc.

Legal Entity Report - All SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 50,663,605 ORD GBPO.10 representing 12.01% of the issued share capital of 421,811,111 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Trust & Banking	1,121,637	0.2659
Woolwich Unit Trust Managers Ltd	3,604,148	0.8544
Barclays Global Investors Ltd	19,311,593	4.5783
Barclays Private Bank Ltd	15,556	0.0037
Gerrard Ltd	4,535	0.0011
Barclays Global Investors Australia Ltd	330,497	0.0784
Barclays Capital Securities Ltd	147,575	0.0350
Barclays Global Fund Advisors	439,519	0.1042
Barclays Global Investors Ltd	15,798,395	3.7457
Barclays Life Assurance Co Ltd	1,413,979	0.3352
Barclays Global Investors , N.A.	8,124,065	1.9260
Barclays Global Investors Japan Ltd	352,106	0.0835
Group Holding	50,663,605	12.0111

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBPO.10 representing 12.01% of the

issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
ABBEY2TTL-830763	ABBEY2TT	703,348
ABBEYUTTL-6010782807-VIDACOS N	ABBEYUTT	89,145
ABPEURUKQ-872482-MELLON NOMINE	ABPEURUK	1,286,000
ABUEURTTL-8003168-MORGAN NOMIN	ABUEURTT	527,843
ACEEQTTTL-501577191-BT GLOBENE	ACEEOTTT	59,333
ALEXITTTL-28166-CHASE NOMINEES	ALEXITTT	1,309,379
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	221,749
AP1FNDTTL-6003111113-CITIBANK	AP1FNDTT	39,587
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	376,904
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	14,499,747
AXATRKTTL-845315-MIDLAND BANK	AXATRKTT	8,427
B2350FTTL-19499-CHASE MANHATTA	B2350FTT	40,884
Bank of Ireland	BNX009IE	117,759
BARCLAYS CAPITAL NOMINEES LIMI		147,575
BDUKEQTTL-N3YZ-STATE STREET	BDUKEOTT	23,922
BEUREQTTL-N3B2-STATE STREET	BEUREOTT	43,950
BINTEQTTL-N3B3-STATE STREET	BINTEOTT	6,577
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	161,809
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	273,952
BLEOFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	117,564
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	568,276
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	292,378
BLFEDRTTL-28269-CHASE NOMINEES	BLFEDRTT	40,514
BLFEPDTTL-28270-CHASE NOMINEES	BLFEPDTT	226,632
BLFEPDUKQ-28270-CHASE NOMINEES	BLFEPDUK	117,711
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	3,988,622

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
BNP PARIBAS	601165	135,035
BRKSPFTTL-813168-MIDLAND BANK	BRKSPFTT	317,949
BSTCKMTTL-19495-CHASE MANHATTA	BSTCKMTT	15,737

BUCAPTUEA-19503-CHASE MANHATTA	BUCAPTUE	127,640
BUCAPTUKQ-19503-CHASE MANHATTA	BUCAPTUK	50,407
BUEXINTTL-19520-CHASE MANHATTA	BUEXINTT	1,007,644
BUFINTUKQ-19506-CHASE MANHATTA	BUFINTUK	18,499
BUFIVE350-19508-CHASE MANHATTA	BUFIVE35	277,475
BUGENRTTL-19507-CHASE MANHATTA	BUGENRTT	138,271
BUGENRUEA-19507-CHASE MANHATTA	BUGENRUE	295,962
BUINCMTTL-19505-CHASE MANHATTA	BUINCMTT	61,168
BUINVFTTL-19518-CHASE MANHATTA	BUINVFTT	101,831
BUKEQUTTL-N3B6-STATE STREET	BUKEOUTT	224,678
BUSPCSUKQ-19519-CHASE MANHATTA	BUSPCSUK	887,842
BUTRSFTTL-19512-CHASE MANHATTA	BUTRSFTT	14,218
BUWRLDTTL-19513-CHASE MANHATTA	BUWRLDTT	14,851
BZIGBPTTL-1472368-BANK OF IREL	BZIGBPTT	224,825
CAAPENTTL-CVS21-NORTHERN TRUST	CAAPENTT	352,467
CEULIPTTL-367748-BANK OF NEW Y	CEULIPTT	1,232,371
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	224,571
CHRSTHUKX-16621-CHASE MANHATTA	CHRSTHUK	64,688
CLTWORTTL-392177-BANK OF NEW Y	CLTWORTT	110,631
COLEMXTTL-6010064440-CITIBANK	COLEMXTT	30,342
CONFOREUR-16267-CHASE MANHATTA	CONFOREU	9,462
COUEUKTTL-392067-BANK OF NEW Y	COUEUKTT	1,447,814

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBPO.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
DENTSTUKA-16644-CHASE MANHATTA	DENTSTUK	179,282
DLF100TTL-16612-CHASE MANHATTA	DLF100TT	36,700
DUNSWRUKA-16612-CHASE MANHATTA	DUNSWRUK	96,635
DYFEDXUKA-772823-MIDLAND BANK	DYFEDXUK	778,487
FEFBTBTTL-25270-CHASE NOMINEES	FEFBTBTT	161,648
FFP350TTL-221476-BNY (OCS) NOM	FFP350TT	99,202
FFPONGTTL-221428-BANK OF NEW Y	FFPONGTT	191,156
FKRUSSTTL-501562755-BANKERS TR	FKRUSSTT	670,684
FRNUKQTTL-501575013-BANKERS TR	FRNUKOTT	154,966
GMITRNTTL-25772-CHASE MANHATTA	GMITRNTT	207,887
IFT100TTL-2173520-BANK OF IREL	IFT100TT	248,660
INDIGOTTL-19198-CHASE MANHATTA	INDIGOTT	5,408

INVESTORS BANK AND TRUST CO	428169	51,726
INVESTORS BANK AND TRUST CO	500227	1,972,204
INVESTORS BANK AND TRUST CO	502872	626,800
INVESTORS BANK AND TRUST CO	508068	105,455
INVESTORS BANK AND TRUST CO	527191	2,702,788
INVESTORS BANK AND TRUST CO	536747	656,775
INVESTORS BANK AND TRUST CO	552942	443,443
INVESTORS BANK AND TRUST CO	555879	4,349
INVESTORS BANK AND TRUST CO	583293	370,996
INVESTORS BANK AND TRUST CO	590421	47,165
INVESTORS BANK AND TRUST CO	595966	387,657
INVESTORS BANK AND TRUST CO	601744	4,631
INVESTORS BANK AND TRUST CO	911140	12,448
INVESTORS BANK AND TRUST CO	540186	250,618

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
JP MORGAN CHASE BANK	555465	79,879
JP MORGAN CHASE BANK	599123	12,299
JP Morgan Chase Bank	BTC034IE	4,368
JP Morgan Chase Bank	BTC045IE	49,948
JP Morgan Chase Bank	BTGF01IE	171,670
JP Morgan Chase Bank	BTGF04IE	35,344
JP Morgan Chase Bank	BTGF05IE	173,820
JP Morgan Chase Bank	BTGF07IE	161,648
JP Morgan Chase Bank	BTK001IE	52,762
JP Morgan Chase Bank	BTS004IE	45,623
JP Morgan Chase Bank	BTS005IE	11,462
JP Morgan Chase Bank	BTS011IE	17,976
JP Morgan Chase Bank	BTS015IE	55,252
JP Morgan Chase Bank	BTS024IE	4,428
JP Morgan Chase Bank	BTS028IE	195,761
JP Morgan Chase Bank	BTS031IE	20,758
JP Morgan Chase Bank	BTS033IE	2,782
JP Morgan Chase Bank	BTS036IE	89,754
JP Morgan Chase Bank	BTS037IE	28,281
MARKIPTTL-814537-MIDLAND BANK	MARKIPTT	35,107

Master Trust Bank	BNNP06IE	62,096
Mellon Trust - Boston	591668	74,773
MELLON TRUST BANK OF NEW ENGLAND	604652	167,523
Mitsubishi Trust International	BNN018IE	2,083
Mitsubishi Trust International	BNN024IE	8,583
Mitsubishi Trust International	BNN033IE	12,087

Registered Holders Report SEDOL : 3169889
William Hill

As at 07April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
Mitsubishi Trust International	BNNO46IE	48,095
MS100FTTL-814628-MIDLAND BANK	MS100FFT	120,739
MULTEQTTL-N3YL-STATE STREET	MULTEOTT	12,857
NORTHERN TRUST BANK-BGI SEPA	581610	239,714
NORTHERN TRUST BANK-BGI SEPA	584069	102,374
NORTHERN TRUST BANK - BGI SEPA	604162	35,301
NUFFOUTTL-TNF01-NORTHERN NOMIN	NUFFOUTT	115,207
NUFGENUKA-16901-CHASE MANHATTA	NUFGENUK	41,779
PFSEURTTL-370607.S1-UBS	PFSEURTT	10,491
PGUKALTTL-613363-CITIBANK NA	PGUKALTT	554,117
POWYSFTTL-16649-CHASE MANHATTA	POWYSFTT	17,223
PPPMEDUKQ-8002238-DEUTSCHE BAN	PPPMEDUK	59,010
PSTLFEEUR-16256-CHASE MANHATTA	PSTLFEEU	89,754
PTMA11TTL-27717-CHASE NOMINEES	PTMA11TT	248,255
R C Greig Nominees Limited a/c	CM1	2,985
R C Greig Nominees Limited GP1	GP1	1,550
RM100FTTL-8001756-DEUTSCHE BAN	RM100FTT	27,105
ROYLIVTTL-LIV02-NORTRUST NOMIN	ROYLIVTT	313,397
SCTPEQTLC-SCO06-NORTRUST NOMIN	SCTPEOTL	138,821
SGOEURTTL-NE5WO-STATE STREET N	SGOEURTT	15,730
SGOMANTTL-HKNA-STATE STREET	SGOMANTT	8,655
SIWESTTTL-8002041-DEUTSCHE BAN	SIWESTTT	8,476
SMLENTEUR-16268-CHASE MANHATTA	SMLENTEU	11,751
SOVFTSTTL-SVD01-NORTHERN TRUST	SOVFTSTT	5,927
State Street	BNX012IE	9,604
State Street	BNX019IE	65,100

Registered Holders Report SEDOL : 3169889

William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
STATE STREET BANK & TRUST - US	713101	395,912
STATE STREET BANK AND TRUST CO	604983	24,216
STHWRKUKQ-16669-CHASE MANHATTA	STHWRKUK	28,475
Sumitomo TB	BNN029IE	12,779
Sumitomo TB	BNN031IE	4,435
Sumitomo TB	BNN036IE	9,485
TORFAEUKQ-003002-MELLON NOMINE	TORFAEUK	40,457
TPGEQUTTL-6948890986-CITIBANK	TPGEOUTT	292,830
TRIBUNTTL-18243-CHASE MANHATTA	TRIBUNTT	53,346
TRICOLTTL-034 954 100008 NORTR	TRICOLTT	49,600
UNIAEQTTL-USF12-NORTHERN TRUST	UNIAEOTT	652,097
UNLVERUKQ-USF06-NORTHERN TRUST	UNLVERUK	89,348
WELLCOTTL-JD12-STATE STREET	WELLCOTT	210,064
WINUKPTTL-6010640794-VIDACOS N	WINUKPIT	112,603
WOOIMFTTL-214074-BANK OF NEW Y	WOOIMFTT	33,601
WOOUSFTTL-214075-BANK OF NEW Y	WOOLISFTT	1,573,230
ZEBAN NOMINEES LIMITED		15,556
Group Holding		50,663,605

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLSFSFMLSLSEIL

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Alphameric PLC-Supply of EPOS

RNS Number:7745X
William Hill PLC
20 April 2004

20th April, 2004

William Hill PLC

William Hill announces that it has signed Head of Terms with Alphameric Red Onion Limited for the supply of EPOS and Text Display equipment in its 1588 betting shops.

The total cost of the project, to be incurred over a three year period, is expected to be in the region of £40 million to £50 million, including payments made to Alphameric PLC. Installation is expected to commence later this year subject to the satisfactory conclusion of a pilot study.

David Harding, Chief Executive of William Hill, commented:

'We are pleased to appoint Alphameric Red Onion, the leading provider of betting shop technology, to supply our betting shops with their EPOS and Text Display solutions as part of our overall technology development programme.

We look forward to a successful partnership leading to the rollout of these systems within three years'.

Enquiries:

David Harding	William Hill PLC	0208 918 3910
Ben Brewerton	Brunswick	0207 404 5959

Notes to Editors:

William Hill

William Hill PLC is listed on the London Stock Exchange. For further information visit the William Hill's corporate website: http://www.williamhillplc.co.uk/

Founded in 1934, William Hill is one of the best-known names in the UK betting industry. It is one of the leading providers of fixed odd bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement with Prizes machines and Fixed Odd Betting Terminals in licensed betting offices and operating an online casino. It is a market leader in all major betting channels in the UK with an established international presence through its online business. William Hill has nearly 1588 betting shops across the UK, most of which are open seven days a week.

Alphameric Red Onion

Alphameric Red Onion, a subsidiary company of Alphameric PLC the fully listed technology company, is the UK-based solutions specialist, providing software and technology to bookmakers.

Alphameric's expertise is based on an in-depth understanding of the licensed betting office sector combined with a practical approach to technology-based solutions. Alphameric's offerings encompass Electronic Point of Sale ('EPoS') which enables bookmakers to electronically take, settle and pay bets, central software systems to distribute betting opportunities and manage estate wide risk and display systems to communicate betting opportunities to bookmakers clients.

For further information please visit www.alphameric.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCVKLFFZZBFBBX

Stock Exchange Announcement

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William Hill PLC - MFS - Notice of Interest

RNS Number:8881X
William Hill PLC
22 April 2004

21 April 2004,

William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP
United Kingdom

Notifications under Sections 198 to 202 - UK Companies Act

As of 19 April 2004, MFS Investment Management ('MFS'), through the legal entities listed below, has a notifiable interest in the ordinary shares of William Hill PLC of 3.09%.

The notifiable percentage is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the holdings notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the holdings included under this letter:

* MFS Investment Management (MFS)
* MFS Institutional Advisors, Inc. (MFSI)
* MFS International Ltd. (MIL)
* MFS Investment Management K.K. (MIM KK)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising, changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.

Kind regards,

Mark A. Mitchelson
Assistant Vice President
Compliance Manager
MFS Investment Management
500 Boylston Street
Boston, MA. 02116
USA

William Hill PLC Ordinary Shares
Holdings as of 19/04/04

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	7,753,859	1.84%
MFS Institutional Advisors, Inc. (MFSI)	3,833,251	0.91%
MFS International Ltd. (MIL)	1,134,390	0.27%
MFS Investment Management K.K. (MIM KK)	330,930	0.08%
Total Holding	13,052,430	3.09%

Entity	Shares Held	Custodian	Nominee Name
MFS	277,100	Bank of New York (Belgium)	THE BANK OF NEW YORK (NOMINEES) LTD
MFS	124,360	Chase Manhattan	Chase Nominees Limited
MFS	776,380	Chase Manhattan	US RESIDENTS EQUITY LENDING ACCOUNT
MFS	26,860	PNC Bank	Citibank

MFS	500	State Street Bank and Trust	Bigclaim & Co
MFS	2,269	State Street Bank and Trust	Horizonbrook & Co
MFS	3,400	State Street Bank and Trust	Deepsea & Co
MFS	3,800	State Street Bank and Trust	Bigchain & Co.
MFS	18,050	State Street Bank and Trust	Port Tiller & Co
MFS	22,200	State Street Bank and Trust	Warmwater & Co
MFS	26,300	State Street Bank and Trust	Compassbird & Co
MFS	30,000	State Street Bank and Trust	Inlet Chart & Co
MFS	37,100	State Street Bank and Trust	WPPDCRAFT & Co
MFS	58,580	State Street Bank and Trust	Team Play & Co
MFS	76,700	State Street Bank and Trust	State Street Bank and Trust
MFS	85,000	State Street Bank and Trust	Teakettle & Co.
MFS	99,800	State Street Bank and Trust	Northledge & Co.
MFS	102,490	State Street Bank and Trust	Dockview & Co.
MFS	258,000	State Street Bank and Trust	Beam & Co.
MFS	317,900	State Street Bank and Trust	Disburse & Co
MFS	319,700	State Street Bank and Trust	Ulysses & Co
MFS	603,510	State Street Bank and Trust	State Street Nominees Ltd.
MFS	741,810	State Street Bank and Trust	Bigcabin & Co
MFS	759,500	State Street Bank and Trust	Watership & Co
MFS	840,420	State Street Bank and Trust	Seaskipper & Co
MFS	2,142,130	State Street Bank and Trust	IFTCO
MFSI	70,070	Bank of New York (Belgium)	
MFSI	189,903	BNP Paribas Securities Services - Sydney	Vidacos Nominees Ltd.
MFSI	330,600	CIBC Mellon	
MFSI	338,460	Deutsche Morgan London	Morgan Nominees Limited
MFSI	9,300	Investors Bank & Trust	
MFSI	370,960	Northern Trust	Nortrust Nominees Limited
MFSI	731,390	Northern Trust	
MFSI	158,410	Royal Trust	Roy Nominee Limited
MFSI	201,900	State Street Bank and Trust	Prambreak & Co.
MFSI	23,700	State Street Bank and Trust	
MFSI	1,363,358	State Street Bank and Trust	State Street Nominees Ltd.
MFSI	45,200	Wells Fargo Securities	Bank of New York
MIL	69,790	Chase Manhattan	JPMCB LONDON
MIL	15,980	Industrial Bank of Japan	Roy Nominees Ltd.
MIL	85,000	Mellon Bank	Mac & Co
MIL	143,840	Northern Trust	
MIL	192,190	State Street Bank and Trust	Coach & Co
MIL	49,100	State Street Bank and Trust	Grandisland & Co
MIL	75,000	State Street Bank and Trust	Path & Co.
MIL	172,650	State Street Bank and Trust	Seine & Co
MIL	330,840	State Street Bank and Trust	Sextant & Co

MIM KK	234,510	Brown Brothers Harriman	BBHISL Nominees Ltd.
MIM KK	96,420	State Street Bank and Trust	

END

HOLUUAARSRRSUAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Fidelity - Notice of interest

RNS Number:9930X
William Hill PLC
26 April 2004

26th April 2003

Amendment £15

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional

clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4.The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5.These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			

7,509,216	FMRCO	Chase Nominees Limited
14,848,442	FMRCO	HSBC
958,200	FMRCO	State Street Nominees Limited
757,600	FMRCO	State Street Bank & Trust Company
498,486	FMRCO	Mellon Bank
18,145	FMRCO	JP Morgan Chase
109,800	FMTC	State Street Nominees Ltd
517,000	FMTC	Lloyds Bank Nominees Limited
150,100	FMTC	JP Morgan Chase
87,600	FMTC	Northern Trust
517,600	FMTC	State Street Bank & Trust
69,800	FMTC	Morgan Stanley & Co
3,500	FMTC	Bank of New York
113,145	FMTC	Sumitomo T&B
33,600	FMTC	Chase Nominees Ltd
12,987,769	FISL	Chase Manhattan Bank London
1,706,804	FISL	Chase Nominees Ltd
172,800	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
548,300	FPM	Bank of New York London
77,200	FPM	HSBC
234,600	FPM	Citibank
209,400	FPM	Northern Trust
42,700	FPM	Deutsche Bank
30,500	FPM	Citibank
2,282,134	FIL	Chase Manhattan Bank London
619,337	FIL	State Street Bank & Trust
4,090,098	FIL	Bank of New York London
1,956,109	FIL	Northern Trust
435,300	FIL	J P Morgan
254,964	FIL	Deutsche Bank
541,730	FIL	Nortrust Nominees Ltd
120,500	FIL	Chase Nominees Ltd
485,800	FIL	State Street Nominees Ltd
245,700	FIL	Morgan Stanley
89,800	FIL	Citibank
39,500	FIL	Mellon Nominees Ltd
334,800	FIL	Bank of New York Brussels
160,105	FIL	HSBC Client Holdings Nominee (UK) Limited
12,400	FIL	National Australia Bank
6,300	FIL	PICG
115,000	FIL	Chase Manhattan Bank AG Frankfurt
88,947	FIL	Brown Brothers Harriman
11,700	FIL	KAS Associates

15,100	FIL	State Street Hong Kong

Total Ordinary Shares: 54,337,231

Current ownership percentage: 12.88%

Shares in issue: 421,811,100

Change in holdings since last filing: (4,714,588) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLLQLFLZZBLBBX

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notice of interest

RNS Number:5951Y
William Hill PLC
12 May 2004

Tuesday 11th May 2004

Amendment £16

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional

clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			
	6,775,290	FMRCO	Chase Nominees Limited

13,816,349	FMRCO	HSBC
996,800	FMRCO	State Street Nominees Limited
757,600	FMRCO	State Street Bank & Trust Company
498,486	FMRCO	Mellon Bank
3,500	FMRCO	JP Morgan Chase
109,800	FMTC	State Street Nominees Ltd
517,000	FMTC	Lloyds Bank Nominees Limited
140,500	FMTC	JP Morgan Chase
87,600	FMTC	Northern Trust
303,900	FMTC	State Street Bank & Trust
68,800	FMTC	Morgan Stanley & Co
3,500	FMTC	Bank of New York
33,600	FMTC	Chase Nominees Ltd
12,987,769	FISL	Chase Manhattan Bank London
1,813,669	FISL	Chase Nominees Ltd
138,000	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
548,300	FPM	Bank of New York London
77,200	FPM	HSBC
234,600	FPM	Citibank
209,400	FPM	Northern Trust
42,700	FPM	Deutsche Bank
30,500	FPM	Citibank
2,003,011	FIL	Chase Manhattan Bank London
610,137	FIL	State Street Bank & Trust
3,537,998	FIL	Bank of New York London
1,886,609	FIL	Northern Trust
435,300	FIL	JP Morgan
247,982	FIL	Deutsche Bank
541,730	FIL	Nortrust Nominees Ltd
120,500	FIL	Chase Nominees Ltd
426,400	FIL	State Street Nominees Ltd
245,700	FIL	Morgan Stanley
89,800	FIL	Citibank
141,300	FIL	Mellon Nominees Ltd
309,900	FIL	Bank of New York Brussels
3,678,945	FIL	HSBC Client Holdings Nominee (UK) Limited
12,400	FIL	National Australia Bank
6,300	FIL	PICG
115,000	FIL	Chase Manhattan Bank AG Frankfurt
88,947	FIL	Brown Brothers Harriman
11,700	FIL	KAS Associates
15,100	FIL	State Street Hong Kong

```
Total Ordinary
Shares:             55,349,916

Current
ownership
percentage:             13.12%

Shares in issue:   421,811,100
Change in
holdings since
last filing:        (1,012,685)
                 ordinary shares
```

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFESEFIFLIS

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Trading Statement

RNS Number:6855Y
William Hill PLC
17 May 2004

Monday 17th May 2004,

WILLIAM HILL PLC

TRADING STATEMENT

William Hill PLC will provide the following trading update at its Annual General Meeting to be held later today.

In the 19 weeks ended 11 May 2004, trading has been strong in all channels, helped by favourable sporting results, particularly for horse racing.

Gross win for the Group is up by 22% over the corresponding period with all three channels, including the over-the-counter business, growing by double-digit rates of growth.

In the 6 weeks following the introduction of the Code of Conduct governing the deployment of fixed odds betting terminals (FOBTs), the average net weekly profit per terminal was £400 (average for 2003 of £380) with extended opening and improved contractual terms with suppliers offsetting the negative impact of the Code of Conduct.

As at the end of week 19, the Group had installed 3500 FOBTs and is targeting 4000 FOBTs and 1750 amusement with prizes machines (AWPs) by the end of June 2004 (June 2003: 2,525 FOBTs and 2,708 AWPs). The number of FOBTs and AWPs is not expected to vary significantly between June 2004 and the end of this year. However, as the Group moves through the second half of this year, the comparator will become tougher due to the fact that FOBTs were rolled out in significant numbers with effect from April 2003.

Operating expenses for the Group are up by 12% over the corresponding period due principally to the higher staff costs associated with extended trading in the shops, and general inflation.

The Group remains confident about its prospects for the remainder of the year.

Enquiries:

David Harding, Chief Executive	020 8918 3910
Tom Singer, Group Finance Director	020 8918 3910
James Bradley, Ben Brewerton, Brunswick	020 7404 5959

END
TSTSFSFSLSLSEFI

Stock Exchange Announcement

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William Hill PLC - Share buy back Resolution

RNS Number:8078Y
William Hill PLC
18 May 2004

Wednesday, 18th May 2004

William Hill PLC
Outcome of share buy back resolution

Further to an announcement made by William Hill PLC on 7 April 2004 entitled ' Directors Report and Accounts, Notice of AGM and share buy back proposal', a resolution seeking a general authorisation from shareholders to make market purchases of up to 10% of William Hill PLC's issued share capital, subject to certain conditions detailed in the resolution, was passed at yesterday's Annual General Meeting.

A copy of the Notice of Annual General Meeting, containing the resolutions passed by William Hill PLC at yesterday's Annual General Meeting, has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000.

Enquiries:

Nigel Blythe-Tinker, Group Company Secretary — Tel: 020 8918 3875

Ben Brewerton/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

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William Hill PLC - Launch of Television Service

RNS Number:8781Y
William Hill PLC
20 May 2004

Thursday, 20 May 2004

WILLIAM HILL PLC

LAUNCH OF WILLIAM HILL TELEVISION SERVICE

William Hill PLC ('William Hill') has signed an agreement with Digital Interactive Television Group Limited (DITG) to launch a William Hill branded television channel on the Sky digital platform.

The channel is targeted for launch in late 2004 and will eventually offer a variety of editorial programming covering sporting events and betting opportunities, simple random number generated betting opportunities, an interactive service allowing sports bets to be placed with William Hill, and potentially, live sports broadcasts. The up front investment associated with the development and initial launch of the service is not expected to be material to William Hill.

This initiative will allow William Hill to develop further its already successful interactive business via a growing platform that currently reaches over 7million homes in the UK. It also holds out the prospect of making the channel available on other platforms including digital cable networks and via broadcast in licensed betting offices subject to obtaining the necessary regulatory approval and/or acceptable commercial terms.

Commenting on the planned launch of the channel, David Harding, Chief Executive of William Hill, said:

'This initiative places William Hill at the forefront of the UK betting industry

in exploiting interactive television, which is gaining growing acceptance as a transactional platform. Our well known and trusted brand, ability to cross-promote the service to customers in other parts of our business, and choice of partner in DITG, a proven operator in this field, should provide us with significant advantages in pursuing this new profit stream'.

Enquiries:

William Hill
David Harding, Chief Executive 0208 918 3910
Tom Singer, Group Finance Director 0208 918 3910

Brunswick
Ben Brewerton 0207 404 5959

Digital Interactive Television Group Limited (DITG)
Damian Cope, Managing Director, Betting & Gaming 0207 942 7942

END
MSCILFEREDIALIS

82-34679

Stock Exchange Announcement

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William Hill PLC - Purchase of own shares

RNS Number:2997Z
William Hill PLC
02 June 2004

2 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1 June 2004 it purchased 1,150,000 of its ordinary shares of 10 pence each at an average price of 541.40 pence per share. The highest and lowest prices paid for these shares were 545 pence and 539 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 1,150,000 of its ordinary shares in Treasury and has a total of 420,661,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Purchase of own shares

RNS Number:3550Z
William Hill PLC
03 June 2004

3 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2 June 2004 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 541.45 pence per share. The highest and lowest prices paid for these shares were 542 pence and 536 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 1,650,000 of its ordinary shares in Treasury and has a total of 420,161,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Purchase of own shares

RNS Number:4040Z
William Hill PLC
04 June 2004

4 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3 June 2004 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 542.46 pence per share. The highest and lowest prices paid for these shares were 543.5 pence and 541.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 1,800,000 of its ordinary shares in Treasury and has a total of 420,011,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS

END
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The company news service from the London Stock Exchange

82-34679

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:4536Z
William Hill PLC
07 June 2004

7 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4 June 2004 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 546.67 pence per share. The highest and lowest prices paid for these shares were 548 pence and 543.25 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 2,100,000 of its ordinary shares in Treasury and has a total of 419,711,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUAGQUPCGMC

82-34679

Stock Exchange Announcement

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William Hill PLC - Director Shareholding

RNS Number:6116Z
William Hill PLC
10 June 2004

10 June 2004

WILLIAM HILL PLC ('the Company')
ANNOUNCEMENT

This is to advise that David Harding, Chief Executive, notified the Company yesterday that he had exercised options yesterday over 996,954 ordinary shares of 10 pence each in the Company and had sold 946,954 of those shares at 555 pence per share, leaving him with an interest in 50,000 ordinary shares in the Company.

Following this sale, the Company's executive directors retain an interest in the Company's share schemes as follows:

Director	Executive Director Incentive Plan (No. of shares)	Long-term Incentive Plan (No. of shares)	SAYE (No. of shares)
David Harding	855,556	81,508	-
Tom Singer	427,778	48,090	5,277

Helen Grantham
Company Secretary

This information is provided by RNS
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END
RDSZGGGVLLRGDZM

82-34679

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Share

RNS Number:6573Z
William Hill PLC
11 June 2004

11 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 10 June 2004 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 540 pence per share. The highest and lowest prices paid for these shares were 540 pence and 540 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 2,200,000 of its ordinary shares in Treasury and has a total of 419,611,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
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William Hill PLC - Purchase of Own Shares

RNS Number:7044Z
William Hill PLC
14 June 2004

14 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11 June 2004 it purchased 2,000,000 of its ordinary shares of 10 pence each at an average price of 536.60 pence per share. The highest and lowest prices paid for these shares were 540 pence and 533 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 4,200,000 of its ordinary shares in Treasury and has a total of 417,611,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Purchase of Own Shares

RNS Number:7539Z
William Hill PLC
15 June 2004

15 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14 June 2004 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 521.8 pence per share. The highest and lowest prices paid for these shares were 522.5 pence and 520.0 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 4,400,000 of its ordinary shares in Treasury and has a total of 417,411,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

82-34679

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:0347A
William Hill PLC
23 June 2004

23 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 June 2004 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 534.89 pence per share. The highest and lowest prices paid for these shares were 535 pence and 534 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 4,600,000 of its ordinary shares in Treasury and has a total of 417,211,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:0821A
William Hill PLC
24 June 2004

24 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 June 2004 it purchased 450,000 of its ordinary shares of 10 pence each at an average price of 534.1 pence per share. The highest and lowest prices paid for these shares were 535.25 pence and 532.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 5,050,000 of its ordinary shares in Treasury and has a total of 416,761,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUCGQUPCGMW

82-34679

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:1323A
William Hill PLC
25 June 2004

25 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24 June 2004 it purchased 275,000 of its ordinary shares of 10 pence each at an average price of 531.5 pence per share. The highest and lowest prices paid for these shares were 533 pence and 529 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 5,325,000 of its ordinary shares in Treasury and has a total of 416,486,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUWGQUPCGMC

82-34679

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:1807A
William Hill PLC
28 June 2004

28 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25 June 2004 it purchased 400,000 of its ordinary shares of 10 pence each at an average price of 536 pence per share. The highest and lowest prices paid for these shares were 536 pence and 536 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 5,725,000 of its ordinary shares in Treasury and has a total of 416,086,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:2304A
William Hill PLC
29 June 2004

29 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 28 June 2004 it purchased 550,000 of its ordinary shares of 10 pence each at an average price of 536.6 pence per share. The highest and lowest prices paid for these shares were 539 pence and 534.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 6,275,000 of its ordinary shares in Treasury and has a total of 415,536,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS

SEC

William HILL

RECEIVED

2006 AUG 15 P 2:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

2 August 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

July: 6th,6th, 7th, 9th, 14th, 16th, 19th, 20th, 21st, 22nd, 22nd, 23rd, 26th, 28th, 29th & 30th 2004

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Helen Grantham
Company Secretary

Encs.

82-34679

Stock Exchange Announcement

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William Hill PLC - Re-purchase of shares

RNS Number:5155A
William Hill PLC
06 July 2004

6 July 2004

WILLIAM HILL PLC

Repurchase of Shares in Close Period

William Hill PLC ('William Hill' or the 'Company') announces that the Company has entered into an irrevocable arrangement with its broker, Citigroup, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in William Hill during the close period commencing on 6 July 2004. It is intended that these shares are to be held in Treasury or cancelled. This arrangement is in accordance with Chapter 15 of the Listing Rules and William Hill's general authority to repurchase shares.

Queries:

David Harding,	Chief Executive	020 8918 3910
Tom Singer,	Group Finance Director	020 8918 3910

This information is provided by RNS
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END
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William Hill PLC - Trading Statement

RNS Number:5161A
William Hill PLC
06 July 2004

6 July 2004

WILLIAM HILL PLC

PRE CLOSE PERIOD TRADING STATEMENT

William Hill, one of the UK's leading providers of fixed odds bookmaking services, continues to experience strong trading in all channels.

The Group expects to announce results for the 26 week period ended 29 June 2004 consistent with current market estimates for the out turn for the full year.

Results for the 26 week period ended 29 June 2004 will be announced on 6 September 2004.

Enquiries:

David Harding,	Chief Executive	Tel: 0208 918 3910
Tom Singer,	Group Finance Director	Tel: 0208 918 3910
James Bradley/Ben Brewerton		Tel: 0207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
TSTSSDFWISLSESW

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5662A
William Hill PLC
07 July 2004

7 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 July 2004 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 533.8 pence per share. The highest and lowest prices paid for these shares were 537 pence and 530.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 6,775,000 of its ordinary shares in Treasury and has a total of 415,036,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:6604A
William Hill PLC
09 July 2004

9 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 8 July 2004 it purchased 600,000 of its ordinary shares of 10 pence each at an average price of 530 pence per share. The highest and lowest prices paid for these shares were 532 pence and 528 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 7,375,000 of its ordinary shares in Treasury and has a total of 414,436,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUURGMUPCGMR

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:8123A
William Hill PLC
14 July 2004

14 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 July 2004 it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 528.9 pence per share. The highest and lowest prices paid for these shares were 530.5 pence and 527 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 7,725,000 of its ordinary shares in Treasury and has a total of 414,086,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director   Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

END
POSGUUQUMUPCGMW

Stock Exchange Announcement

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William Hill PLC - Transaction in Own Shares

RNS Number:9128A
William Hill PLC
16 July 2004

16 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 July 2004 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 533 pence per share. The highest and lowest prices paid for these shares were 533 pence and 533 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 7,925,000 of its ordinary shares in Treasury and has a total of 413,886,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUVOWRSSRBAAR

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:9560A
William Hill PLC
19 July 2004

19 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 July 2004 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 530 pence per share. The highest and lowest prices paid for these shares were 530 pence and 530 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 8,175,000 of its ordinary shares in Treasury and has a total of 413,636,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSGUUBUMUPCGMQ

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:0046B
William Hill PLC
20 July 2004

20 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19 July 2004 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 525 pence per share. The highest and lowest prices paid for these shares were 525 pence and 525 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 8,275,000 of its ordinary shares in Treasury and has a total of 413,536,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
MSCGUUWGMUPCGMB

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:0522B
William Hill PLC
21 July 2004

21 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20 July 2004 it purchased 1,000,000 of its ordinary shares of 10 pence each at an average price of 521 pence per share. The highest and lowest prices paid for these shares were 521 pence and 521 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 9,275,000 of its ordinary shares in Treasury and has a total of 412,536,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
James Bradley/ William Cullum, Brunswick Tel: 020 7404 5959

END
POSPUUBGMUPCGMU

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1014B
William Hill PLC
22 July 2004

22 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21 July 2004 it purchased 1,000,000 of its ordinary shares of 10 pence each at an average price of 515 pence per share. The highest and lowest prices paid for these shares were 515 pence and 515 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 10,275,000 of its ordinary shares in Treasury and has a total of 411,536,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
James Bradley/ William Cullum, Brunswick Tel: 020 7404 5959

William Hill PLC - Stock Exchange ...

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notification of Interests

RNS Number:1358B
William Hill PLC
22 July 2004

Thursday 22nd July 2004

Amendment £17

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

YRNS Number:1436B
William Hill PLC
23 July 2004

23 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 July 2004 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 511 pence per share. The highest and lowest prices paid for these shares were 511.5 pence and 510.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 10,425,000 of its ordinary shares in Treasury and has a total of 411,386,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
James Bradley/ William Cullum, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCPUUUGMUPCGMP

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1920B
William Hill PLC
26 July 2004

26 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 July 2004 it purchased 325,000 of its ordinary shares of 10 pence each at an average price of 503 pence per share. The highest price and lowest prices paid for these shares were 504 pence and 501 pence respectively. It is intended that 120,278 of these shares are to be held in Treasury and 204,722 of these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 411,061,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director   Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:2854B
William Hill PLC
28 July 2004

28 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that 27 July 2004 it purchased 50,000 of its ordinary shares of 10 pence each at an average price of 504 pence per share. The highest price and lowest prices paid for these shares were 504 pence and 504 pence respectively. It is intended that these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 411,011,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum / Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUAGMUPCGMM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of own shares

RNS Number:3374B
William Hill PLC
29 July 2004

29 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that 28 July 2004 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 510.90 pence per share. The highest price and lowest prices paid for these shares were 511.50 pence and 510.50 pence respectively. It is intended that these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 410,861,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum / Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUMUMUPCGMR

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3984B
William Hill PLC
30 July 2004

30 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that 29 July 2004 it purchased 125,000 of its ordinary shares of 10 pence each at an average price of 511.40 pence per share. The highest price and lowest prices paid for these shares were 511.50 pence and 511.00 pence respectively. It is intended that these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 410,736,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUCGMUPCGMB

US SEC.

William HILL

RECEIVED

2006 AUG 15 P 2: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

6 September 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  August 2nd, 3rd, 4th, 5th, 6th, 9th, 10th, 12th, 16th, 17th, 19th, 20th, 24th, 25th, 26th, 27th, 31st
  September 1st, 6th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

H. Grantham

Helen Grantham
Company Secretary

Encs.

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:4745B
William Hill PLC
02 Aug 2004

2 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that 30 July 2004 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 516.00 pence per share. The highest price and lowest prices paid for these shares were 516.00 pence and 516.00 pence respectively. It is intended that these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 410,436,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSWUUWGMUPCGMU

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5310B
William Hill PLC
03 August 2004

3 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 515.00 pence per share. The highest price and lowest prices paid for these shares were 515.00 pence and 515.00 pence respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 410,336,111 (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUURCRUPCGMP

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5926B
William Hill PLC
04 August 2004

4 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3 August it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 515.25 pence per share. The highest price and lowest price paid for these shares were 515.50 pence and 515.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 410,186,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUGWRUPCGMW

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:6401B
William Hill PLC
05 August 2004

5 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 511.50 pence per share. The highest price and lowest price paid for these shares were 511.50 pence and 511.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 410,086,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUMURUPCGMC

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notice of Interest

RNS Number:6786B
William Hill PLC
05 August 2004

Thursday 5th August 2004

Amendment £18

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

82-34679

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance, Duly authorised under Powers of Attorney dated July 9, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			
	6,404,690	FMRCO	Chase Nominees Limited
	12,355,079	FMRCO	HSBC
	1,119,400	FMRCO	State Street Nominees Limited
	387,000	FMRCO	State Street Bank & Trust Company

368,786	FMRCO	Mellon Bank
3,800	FMTC	BT Globenet Nominees Limited
112,900	FMTC	State Street Nominees Ltd
427,500	FMTC	Lloyds Bank Nominees Limited
117,400	FMTC	JP Morgan Chase
186,900	FMTC	Northern Trust
228,000	FMTC	State Street Bank & Trust
57,200	FMTC	Morgan Stanley & Co
42,100	FMTC	Bank of New York
28,600	FMTC	Chase Nominees Limited
13,216,768	FISL	Chase Manhattan Bank London
1,549,468	FISL	Chase Nominees Limited
138,000	FPM	Mellon Nominees Limited
423,167	FPM	Bankers Trust
519,300	FPM	Bank of New York London
60,100	FPM	HSBC
200,800	FPM	Citibank
42,700	FPM	Deutsche Bank
25,300	FPM	Citibank
2,085,505	FIL	Chase Manhattan Bank London
84,000	FIL	State Street Bank & Trust
3,062,198	FIL	Bank of New York London
2,069,309	FIL	Northern Trust
346,900	FIL	JP Morgan
142,000	FIL	Deutsche Bank
421,930	FIL	Nortrust Nominees Ltd
100,600	FIL	Chase Nominees Limited
374,900	FIL	State Street Nominees Ltd
190,500	FIL	Morgan Stanley
83,400	FIL	Citibank
133,300	FIL	Mellon Nominees Limited
283,100	FIL	Bank of New York, Brussels
1,471,767	FIL	HSBC Client Holdings Nominee (UK) Limited
9,200	FIL	National Australia Bank
5,300	FIL	PICG
96,900	FIL	Chase Manhattan Bank AG Frankfurt
97,747	FIL	Brown Brothers Harriman
12,700	FIL	State Street Hong Kong

Total Ordinary Shares: 49,086,214

Current ownership percentage: 11.94%

Shares in issue: 411,061,111

Change in holdings since last filing: (4,854,700) Ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFVSTEIEIIS

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:6939B
William Hill PLC
06 August 2004

6 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5 August it purchased 335,000 of its ordinary shares of 10 pence each at an average price of 517.10 pence per share. The highest price and lowest price paid for these shares were 520.00 pence and 512.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 409,751,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUPGRUPCGMA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:7425B
William Hill PLC
09 August 2004

9 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 August it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 510.40 pence per share. The highest price and lowest price paid for these shares were 511.00 pence and 510.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 409,401,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUMURUPCGMQ

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:7883B
William Hill PLC
10 August 2004

10 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9 August it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 504.25 pence per share. The highest price and lowest price paid for these shares were 509.00 pence and 502.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 409,051,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUURARUPCGQB

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notice of Interim Results

RNS Number:8134B
William Hill PLC
10 August 2004

For immediate release   10th August 2004

WILLIAM HILL
Notification of Interim Results

William Hill PLC, one of the UK's leading providers of fixed-odds bookmaking services, will announce its interim results for the twenty-six week period ended 29th June 2004 on Monday, 6th September, 2004.

An analyst briefing will take place at 8.45am for a 9am start at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2.

Contacts

Brunswick Group   020 7404 5959
William Cullum
Deborah Spencer

This information is provided by RNS
The company news service from the London Stock Exchange

END
NORURVARSWRWAAR

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:8827B
William Hill PLC
12 August 2004

12 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 510.10 pence per share. The highest price and lowest price paid for these shares were 512.00 pence and 507.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,951,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
MSCGUUMURUPCGMG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:9726B
William Hill PLC
16 August 2004

16 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 August it purchased 75,000 of its ordinary shares of 10 pence each at an average price of 510.25 pence per share. The highest price and lowest price paid for these shares were 510.50 pence and 510.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,876,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUGURUPCGMW

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:0220C
William Hill PLC
17 August 2004

17 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 510.20 pence per share. The highest price and lowest price paid for these shares were 510.50 pence and 510.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,776,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUCURUPCGMQ

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1125C
William Hill PLC
19 August 2004

19 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 515.50 pence per share. The highest price and lowest price paid for these shares were 516.00 pence and 515.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,676,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUPURUPCGMR

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1551C
William Hill PLC
20 August 2004

20 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 533.15 pence per share. The highest price and lowest price paid for these shares were 534.00 pence and 532.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,576,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
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William Hill PLC - Purchase of Own Shares

RNS Number:2377C
William Hill PLC
24 August 2004

24 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 August it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 546.50 pence per share. The highest price and lowest price paid for these shares were 546.50 pence and 546.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,426,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
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END
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William Hill PLC - Purchase of Own Shares

RNS Number:2784C
William Hill PLC
25 August 2004

25 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24 August it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 544.80 pence per share. The highest price and lowest price paid for these shares were 545.00 pence and 544.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,276,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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82-34679

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William Hill PLC - Purchase of Own Shares

RNS Number:3201C
William Hill PLC
26 August 2004

26 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 548.50 pence per share. The highest price and lowest price paid for these shares were 549.75 pence and 547.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,176,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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82-34679

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William Hill PLC - Purchase of Own Shares

RNS Number:3623C
William Hill PLC
27 August 2004

27 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26 August it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 546.75 pence per share. The highest price and lowest price paid for these shares were 549.50 pence and 544.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 407,826,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Purchase of Own shares

RNS Number:4068C
William Hill PLC
31 August 2004

31 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 27 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 536.75 pence per share. The highest price and lowest price paid for these shares were 540.00 pence and 535.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 407,726,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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William Hill PLC - Purchase of Own Shares

RNS Number:4632C
William Hill PLC
01 September 2004

1 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 31 August it purchased 190,000 of its ordinary shares of 10 pence each at an average price of 543.00 pence per share. The highest price and lowest price paid for these shares were 544.00 pence and 542.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 407,536,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSWUUPURUPCGMG

82-34679

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William Hill PLC - Interim Results

RNS Number:6223C
William Hill PLC
06 September 2004

Monday, 6th September 2004

WILLIAM HILL PLC
ANNOUNCEMENT OF INTERIM RESULTS

William Hill PLC (the 'Group') today announces its results for the 26 weeks ended 29 June 2004.

Highlights include the following:

* Turnover up 42% to £3,886.6m (2003: £2,741.7m) and gross win up 18% to £382.1m (2003: £324.0m)

* Double digit growth in gross win in each of the three channels compared to the comparable period

* Profit on ordinary activities before finance charges up 29% to £131.2m (2003: £101.4m)

* Net cash inflow from operating activities up 33% to £142.1m (2003: £107.2m) which represents 110% of operating profit

* Basic earnings per share up 36% to 20.1 pence (2003: 14.8 pence)

* Interim dividend up 57% to 5.5 pence per share (2003: 3.5 pence per share) payable on 2 December 2004 to shareholders on the register on 5 November 2004

* In the eight weeks ended 24 August 2004, the Group's gross win was up

- 8% as normal variations in UK horse racing results led to a lower rate of growth than earlier in the year when results were particularly favourable to bookmakers

Commenting on the results, Charles Scott, Chairman, said:

'The Group has continued to achieve good levels of growth in gross win and profitability in each of its channels throughout the period. We are also investing in new technology, new channels to market, and new betting products to secure our competitive position and underpin our growth prospects for the future.

The Board remains confident in the outlook for the Group and consistent with its commitment to return value to shareholders proposes a significant increase in the interim dividend as well as continuing with the share buy back programme approved at the recent Annual General Meeting'

Enquiries:

David Harding, Chief Executive	Tel: 0208 918 3910
Tom Singer, Group Finance Director	Tel: 0208 918 3910
James Bradley, William Cullum, Brunswick	Tel: 0207 404 5959

There will be a presentation to analysts at 9.00 am today at The Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling 020 8901 6901. The presentation will be recorded and will be available for a period of one week by dialling 020 8515 2499 (from the UK) and +44 (0) 20 8515 2499 (from outside the UK) and using the replay access number 606158£. The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk

CHIEF EXECUTIVE'S REVIEW

The Group continues to increase gross win by expanding the number of products and betting opportunities, exploiting new channels to market, and improving the quality of its offering to customers. At the same time, close attention is paid to costs to ensure that any above inflation increase is justified in terms of incremental activity levels or reflects investment in future business development opportunities.

TRADING PERFORMANCE

Retail channel

The Retail division delivered growth in gross win of 15% in the period, with over the counter up by 8% and net income from fixed odds betting terminals (FOBTs) and amusement with prizes machines (AWPs) increasing 45%.

The over the counter business benefited from favourable horse racing results in the first quarter, an increase in the number of betting opportunities, extended trading hours, and the Euro 2004 football championship.

The average number of FOBTs in the retail estate increased to 3,658 during the period (first half 2003: 1,942) and we are now targeting 5,200 by the year end. Despite the roll out of a greater number of terminals, the average profit per terminal per week has averaged £400 since the introduction of the Code of Conduct in April. The average number of AWPs during the period has fallen to 2,020 (first half 2003: 2,869) and we are now targeting 800 by the year end. These targets equate to FOBT and AWP densities of 3.3 per shop and 0.5 per shop, respectively.

Costs in the Retail division increased by 9.3% primarily due to the need to employ staff for additional hours as a result of extended trading, a rise in picture costs consistent with increased betting opportunities, and the installation of additional FOBTs and maintenance of the associated ISDN network.

We continue to invest in the estate that includes 1,587 licensed betting offices (December 2003: 1,586). We have carried out 40 retail projects in the year to date and have 17 new licences in progress that are likely to open by the year end or early next year.

Our plans for introducing new technology into the shops remain on track with the introduction of a replacement text system scheduled for completion by December 2005 and an electronic point of sale (EPOS) system by early 2006. The total investment in respect of these two projects is estimated at £45m. Our work to date suggests that the business case in respect of EPOS is improving and therefore we are exploring how its roll out might be accelerated.

Telephone channel

The Telephone channel grew gross win by 22% over the comparable period as it benefited from favourable horse racing results in the first quarter, the growing popularity of betting in running, and good turnover and results in Euro 2004. This performance was achieved despite the absence of non-terrestrial televised horse racing for two months in the period. Total active accounts increased to 184,000 as at 29 June 2004 (30 December 2003: 171,000).

Costs in the channel were up 8.6% over the comparable period due to higher

internal re-charges for technology support.

Interactive channel

The Interactive channel grew gross win by 37% over the comparable period with all four elements of our offering - Sportsbook, Arcade, Casino and Poker - growing strongly.

The Sportsbook benefited from favourable horse racing and football results. Again, the performance was achieved despite the above mentioned loss of some televised horse racing during the period. The Arcade offering expanded to six games in the period and delivered a promising level of incremental gross win which bodes well for the launch of William Hill TV later this year. The casino continues to benefit from the expansion of currency and language options in Autumn 2003, and the poker product more than doubled its gross win against the comparable period in which it was launched.

Total active accounts increased to 278,000 as at 29 June 2004 (30 December 2003: 247,000).

Costs in the channel increased 15% over the comparable period due to higher technology costs and bank charges.

Cost control

Total Group expenses were £167.3m representing an 8% increase over the comparable period. Stripping out the non like for like costs in respect of the additional staff associated with extended trading hours, additional FOBTs and increased coverage of horse racing in licensed betting offices gives an underlying rate of increase closer to 4%.

REGULATORY MODERNISATION

The government is consulting widely over the proposed introduction of the Gambling Bill but its content and timing remain subject to uncertainty. The Board continues to monitor the situation to assess how the new legislation might affect the competitive landscape.

RETURN OF CAPITAL

At the Annual General Meeting on 17 May 2004, shareholders gave authority to the Board to buy back up to a maximum of 10% of the issued share capital. As at close of business on 3 September 2004, 14.3m shares had been purchased, corresponding to 3.4% of the issued share capital at the date authority was

given, of which 10.5m shares are being held in treasury and 3.8m shares have been cancelled.

The interim dividend has been raised by 57% to 5.5 pence per share.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As previously reported, the Group has an ongoing project to review the impact on its financial statements of adopting International Financial Reporting Standards (IFRS) in 2005. The project is sponsored by the Group Finance Director and is overseen by the Audit Committee.

The review continues to progress well in identifying and quantifying the potential impact of IFRS on accounting policies and disclosures as well as wider business issues such as treasury and taxation.

Although the review is not yet completed, the work carried out to date suggests that the overall impact on the Group's earnings will not be significant.

CURRENT TRADING

In the eight weeks ended 24 August 2004, the Group's gross win was up 8% as normal variations in UK horse racing results led to a lower rate of growth than earlier in the year when results were particularly favourable to bookmakers.

The roll out of FOBTs continues and the estate had 5,041 terminals and 931 AWPs as at 31 August 2004. Since 1 April 2004, the net profit per terminal per week has averaged £400 with extended opening hours and improved contractual terms offsetting the effect of the Code of Conduct and the deployment of additional terminals.

Costs in the eight week period were up 6% compared to 8% for the six months to 29 June 2004 as the costs of extended trading hours and additional FOBTs are increasingly reflected in the comparative period.

William Hill PLC
Consolidated Profit and Loss Account
for the 26 weeks ended 29 June 2004

	26 weeks ended 29 June 2004	26 weeks ended 1 July 2003 (restated)	52 weeks ended 0 December 2003 (restated)

	Notes	£m	£m	£m
Turnover	2	3,886.6	2,741.7	5,945.8
Cost of sales		(3,589.7)	(2,487.2)	(5,434.7)
Gross profit	2	296.9	254.5	511.1
Net operating expenses		(167.3)	(154.4)	(313.6)
Operating profit	2	129.6	100.1	197.5
Share of associate's operating profit		1.6	1.3	2.9
Profit on ordinary activities before finance charges		131.2	101.4	200.4
Net interest payable	3	(11.9)	(15.4)	(29.2)
Other finance charges		(0.9)	(0.9)	(1.7)
Profit on ordinary activities before tax		118.4	85.1	169.5
Tax on profit on ordinary activities	4	(34.1)	(23.1)	(45.2)
Profit on ordinary activities after tax for the financial period		84.3	62.0	124.3
Dividends proposed and paid	5	(22.4)	(14.6)	(52.2)
Retained profit for the financial period		61.9	47.4	72.1
Earnings per share (pence)				
Basic	6	20.1	14.8	29.7
Diluted	6	19.8	14.7	29.3

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses
for the 26 weeks ended 29 June 2004

	Notes	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
Profit for the financial period		84.3	62.0	124.3
Actuarial loss recognised in the pension scheme		(0.6)	(11.9)	(3.7)
Deferred tax attributable to actuarial loss		0.2	3.8	1.1
Currency translation differences on foreign currency net investments		(0.1)	0.2	0.1
Total recognised gains and losses relating to the period		83.8	54.1	121.8
Prior period adjustment	1	(1.9)		
Total recognised gains and losses since last annual report		81.9		

William Hill PLC
Consolidated Balance Sheet
as at 29 June 2004

	Notes	29 June 2004 £m	1 July 2003 (restated) £m	30 December 2003 (restated) £m
Fixed assets				
Intangible assets - goodwill		732.3	732.3	732.3
Tangible assets		100.7	101.5	101.0
Investments		1.8	-	0.8
		834.8	833.8	834.1
Current assets				
Stocks		0.3	0.3	0.4
Debtors: amounts recoverable within				

one year		18.1	18.4	15.7
Debtors: amounts recoverable after one year		5.7	5.5	6.2
Cash at bank and in hand		60.0	38.8	46.4
		84.1	63.0	68.7
Creditors: amounts falling due within one year		(199.6)	(152.9)	(187.1)
Net current liabilities		(115.5)	(89.9)	(118.4)
Total assets less current liabilities		719.3	743.9	715.7
Creditors: amounts falling due after more than one year		(342.3)	(420.9)	(366.6)
Share of net liabilities of associate		-	(0.2)	-
Net assets excluding pension liability		377.0	322.8	349.1
Pension liability		(30.5)	(36.8)	(31.7)
Net assets including pension liability		346.5	286.0	317.4
Capital and reserves				
Called-up share capital	7	42.2	42.2	42.2
Share premium account	7	311.3	311.3	311.3
Merger reserve	7	(26.1)	(26.1)	(26.1)
Other reserve	7	-	2.1	2.1
Own shares held	7	(37.0)	(5.0)	(5.0)
Profit and loss account	7	56.1	(38.5)	(7.1)
Equity shareholders' funds	8	346.5	286.0	317.4

William Hill PLC

Consolidated Cash Flow Statement
for the 26 weeks ended 29 June 2004

	26 weeks	26 weeks	52 weeks

	Notes	ended 29 June 2004 £m	ended 1 July 2003 £m	ended 30 December 2003 £m
Net cash inflow from operating activities	9	142.1	107.2	224.5
Returns on investments and servicing of finance	10	(11.9)	(14.9)	(22.4)
Taxation		(27.9)	0.2	(21.7)
Capital expenditure and financial investment	10	(7.2)	(9.9)	(18.5)
Acquisitions	10	-	(4.9)	(4.9)
Equity dividend paid		(37.7)	(24.2)	(38.8)
Net cash inflow before financing		57.4	53.5	118.2
Financing	10	(43.8)	(59.3)	(116.4)
Increase/(decrease) in cash in the period	11	13.6	(5.8)	1.8

William Hill PLC

Notes to the accounts
for the 26 weeks ended 29 June 2004

1. Basis of preparation

The interim report comprises the unaudited results for the 26 weeks to 29 June 2004, comparative unaudited results for the 26 weeks ended 1 July 2003 and the audited results for the 52 weeks to 30 December 2003. The interim report has been prepared by the directors under the historical cost convention and on a basis consistent with applicable accounting standards. The interim report has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the 52 weeks ended 30 December 2003 with the exception of the change in policy outlined below. The interim report should therefore be read in conjunction with the 2003 report and accounts.

The Group has adopted Abstract 38 'Accounting for ESOP trusts' and the related amendments to Abstract 17 'Employee share schemes' issued by the Urgent Issues Task Force in December 2003.

The provisions of Abstract 38 change the presentation of an entity's own shares held in trust from requiring them to be recognised as assets (within

investments), to requiring them to be deducted in arriving at shareholders' funds. The amount representing own shares held was £4.4m at 31 December 2002, £3.7m at 1 July 2003 and £2.8m at 30 December 2003.

Amended Abstract 17 requires that the minimum expense recognised in respect of share awards and options should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares ('the intrinsic value'). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by a trust at fair value, by reference to the cost of shares that were available for the award. The impact of adopting the amended Abstract 17 amounted to an additional charge of £0.6m against profit before tax in the 26 weeks ended 29 June 2004 (26 weeks ended 1 July 2003 - £0.5m; 52 weeks ended 30 December 2003 - £1.3m). In addition, £0.6m was charged in periods prior to 1 January 2003.

The interim report for the 26 weeks ended 29 June 2004, which was approved by the board of directors on 3 September 2004, does not constitute statutory

accounts within the meaning of section 240 of the Companies Act 1985. The results for the 52 week period ended 30 December 2003 were extracted from the full accounts for William Hill PLC for the 52 weeks ended 30 December 2003, which have been filed with the Registrar of Companies. The auditors' report contained therein, was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

2. Segmental information

The Group's turnover, profits and operating net assets arise primarily from customers in the United Kingdom and therefore segmental information by geographical location is not presented.
Segmental information by distribution channel is shown below:

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
Turnover			
- Retail	3,266.1	2,163.9	4,751.8
- Telephone	274.5	278.1	570.5
- Interactive	331.4	284.8	592.6

- Other activities	14.6	14.9	30.9
	3,886.6	2,741.7	5,945.8
Gross win			
- Retail	290.8	253.7	505.6
- Telephone	34.6	28.3	56.5
- Interactive	52.9	38.6	84.9
- Other activities	3.8	3.4	7.3
	382.1	324.0	654.3
Operating profit			
- Retail	97.1	80.6	152.4
- Telephone	13.8	10.4	22.2
- Interactive	24.2	16.1	37.1
- Other activities	-	0.5	0.9
- Central costs	(5.5)	(7.5)	(15.1)
	129.6	100.1	197.5
Net assets/(liabilities)			
- Retail	55.3	61.7	59.5
- Telephone	(2.0)	0.6	(0.5)
- Interactive	(1.0)	1.0	1.4
- Other activities	7.2	7.8	6.9
- Corporate	287.0	214.9	250.1
	346.5	286.0	317.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary

basis.

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales such as casino and FOBT royalties to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
Gross win	382.1	324.0	654.3
GPT, duty, levies, VAT and other cost of sales	(85.2)	(69.5)	(143.2)
Gross profit	296.9	254.5	511.1

3. Net interest payable

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
Interest receivable:			
Interest receivable	0.7	1.2	1.6
Interest payable and similar charges:			
Interest on bank loans and overdrafts	(11.7)	(15.4)	(28.7)
Interest on guaranteed unsecured loan notes 2005	(0.1)	(0.2)	(0.3)
Interest on high yield bonds	-	(0.3)	(0.3)
Share of associate's net interest payable	(0.1)	-	(0.1)
Amortisation of finance costs	(0.7)	(0.7)	(1.4)
Net interest payable	(11.9)	(15.4)	(29.2)

4. Tax on profit on ordinary activities

The tax charge on ordinary activities has been calculated using an expected effective rate for the full year of 28.8% (26 weeks ended 1 July 2003 - 27.1%; 52 weeks ended 30 December 2003 - 26.7%). This is lower than the statutory rate of 30% due to the utilisation of prior period tax losses.

5.Dividends proposed and paid

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
Equity shares:			
- interim dividend proposed/paid	22.4	14.6	14.6
- final dividend paid	-	-	37.6
	22.4	14.6	52.2
Dividend per ordinary share (pence)	5.5	3.5	12.5

The interim dividend of 5.5p (26 weeks ended 1 July 2003 - 3.5p) will be paid on 2 December 2004 to all shareholders on the register on 5 November 2004. Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 29 June 2004, the trust held 2.9m ordinary shares. In addition, the Company has not provided for dividends on the 14.3m shares held in Treasury or repurchased and subsequently cancelled as at 3 September 2004. The Company estimates that 404.7m shares will qualify for the interim dividend.

6.Earnings per share

The basic and diluted earnings per share are calculated based on the following data:

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
Profit after tax for the financial period	84.3	62.0	124.3

	Number (m)	Number (m)	Number (m)
Basic weighted average number of shares	418.4	418.4	418.7
Dilutive potential ordinary shares:			
Employee share awards and options	7.5	4.3	5.3
Dilutive weighted average number of shares	425.9	422.7	424.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the

average number of shares in the 26 weeks ended 29 June 2004 by 4.5m (26 weeks ended 1 July 2003 - 4.4m; 52 weeks ended 30 December 2003 - 4.4m).

7. Reserves

	Share capital £m	Share premium account £m	Merger reserve £m	Other reserves £m	Own shares held £m	Profit and loss account £m	Total £ m
At 31 December 2003 (as previously reported)	42.2	311.3	(26.1)	2.1	-	(9.3)	320.2
Prior period adjustment (note 1)	-	-	-	-	(5.0)	2.2	(2.8)
As restated	42.2	311.3	(26.1)	2.1	(5.0)	(7.1)	317.4
Retained profit for the financial period	-	-	-	-	-	61.9	61.9

Actuarial loss recognised in the pension scheme	-	-	-	-	-	(0.6)	(0.6)
Deferred tax arising thereon	-	-	-	-	-	0.2	0.2
Treasury shares purchased	-	-	-	-	(33.7)	(0.3)	(34.0)
Expense recognised in respect of share remuneration	-	-	-	-	-	1.7	1.7
Movements on reserves due to transfer of own shares to recipients	-	-	-	(2.1)	1.7	0.4	-
Currency translation differences on foreign currency net investments	-	-	-	-	-	(0.1)	(0.1)
At 29 June 2004	42.2	311.3	(26.1)	-	(37.0)	56.1	346.5

Own shares held at 29 June 2003 amounting to £37.0m comprise 6.3m shares held in treasury purchased for £33.7m (excluding costs of £0.3m) and 2.9m shares held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.3m. The shares held in treasury were purchased at a weighted average price of £5.35. As at 29 June 2004, the Company had paid £28.8m (see note 10) and owed £4.9m in respect of repurchased shares.

Profit and loss reserve:

	29 June 2004	1 July 2003 (restated)	30 December 2003 (restated)
	£m	£m	£m
Profit and loss account excluding pension liability	86.6	(1.7)	24.6
Pension liability	(30.5)	(36.8)	(31.7)
Profit and loss account including pension liability	56.1	(38.5)	(7.1)

8. Reconciliation of movements in equity shareholders' funds

	29 June 2004 £m	1 July 2003 (restated) £m	30 December 2003 (restated) £m
Profit for the financial period	84.3	62.0	124.3
Other recognised gains and losses relating to the period (net)	(0.5)	(7.9)	(2.5)
	83.8	54.1	121.8
Dividends	(22.4)	(14.6)	(52.2)
Own shares purchased during period	(34.0)	-	-
Expense recognised in respect of share remuneration	1.7	1.6	2.9
Net addition to equity shareholders' funds	29.1	41.1	72.5
Opening equity shareholders' funds (as previously reported)	317.4	249.3	249.3
Prior period adjustment - reclassification of opening balance of own shares held (note 1)	-	(4.4)	(4.4)
As restated	317.4	244.9	244.9
Closing equity shareholders' funds	346.5	286.0	317.4

9. Reconciliation of operating profit to net cash inflow from operating activities

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
Operating profit	129.6	100.1	197.5
Depreciation	7.9	9.5	18.4
Profit on sale of fixed assets	(0.4)	-	-
Expense recognised in respect of share remuneration	1.7	1.6	2.9
Increase in debtors	(2.3)	(4.3)	(1.5)
Increase in creditors	8.8	0.5	7.2
Cash contributions in excess of defined benefit pension cost	(3.2)	(0.2)	-
Net cash inflow from operating activities	142.1	107.2	224.5

10.Analysis of cash flows

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
Returns on investments and servicing of finance:			
Interest received	0.7	1.1	1.6
Interest paid	(12.6)	(16.0)	(24.0)
Net cash outflow	(11.9)	(14.9)	(22.4)

Capital expenditure and financial

investment:			
Purchase of fixed assets	(7.8)	(10.1)	(18.8)
Sale of tangible fixed assets	0.6	0.2	0.3
Net cash outflow	(7.2)	(9.9)	(18.5)
Acquisitions			
Purchase of subsidiary undertaking	-	(5.7)	(5.7)
Net cash acquired with subsidiary undertaking	-	0.8	0.8
Net cash outflow	-	(4.9)	(4.9)
Financing			
Loan facilities repaid	(15.0)	(59.3)	(116.4)
Own shares purchased during period	(28.8)	-	-
Net cash outflow	(43.8)	(59.3)	(116.4)

11.Analysis and reconciliation of net debt

	31 December 2003 £m	Cash flow £m	Other non-cash items £m	29 June 2004 £m
Analysis of net debt				
Cash at bank and in hand	46.4	13.6	-	60.0
Debts due within one year	(45.9)	(10.0)	-	(55.9)
Debts due after more than one year	(366.6)	25.0	(0.7)	(342.3)
Total	(366.1)	28.6	(0.7)	(338.2)

Other non-cash items of £0.7m comprise amortised debt issue costs.

	26 weeks ended 29 June	26 weeks ended 1 July	52 weeks ended 30 December

	2004 £m	2003 £m	2003 £m
Increase/(decrease) in cash in the period	13.6	(5.8)	1.8
Cash outflow from decrease in net debt	15.0	59.3	116.4
Change in net debt resulting from cash flows	28.6	53.5	118.2
Loans acquired	-	(1.6)	(1.6)
Debt issue costs written off and amortised	(0.7)	(0.7)	(1.3)
	27.9	51.2	115.3
Opening net debt	(366.1)	(481.4)	(481.4)
Closing net debt	(338.2)	(430.2)	(366.1)

INDEPENDENT REVIEW REPORT TO WILLIAM HILL PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 29 June 2004, which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting

polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 29 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London

3 September 2004

END
IR UOOBRSVRKRAR

William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

12 October 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

September 7th, 8th, 14th, 14th 15th, 16th, 17th, 17th, 23rd, 24th, 27th, 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Andrea Macqueen
Deputy Company Secretary

Encs.

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:6654C
William Hill PLC
07 September 2004

7 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 September it purchased 1,000,000 of its ordinary shares of 10 pence each at an average price of 525.53 pence per share. The highest price and lowest price paid for these shares were 530.00 pence and 518.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 406,536,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUAGBUPCGMQ

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:7155C
William Hill PLC
08 September 2004

8 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7 September it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 526.00 pence per share. The highest price and lowest price paid for these shares were 527.00 pence and 525.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 406,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUCPBUPCGMM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:9155C
William Hill PLC
14 September 2004

14 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 September it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 534.75 pence per share. The highest price and lowest price paid for these shares were 536.00 pence and 532.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 406,136,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSGUUPCBUPCGMW

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Disclosure of Interest

RNS Number:9618C
William Hill PLC
14 September 2004

14 September 2004

Deutsche Bank AG London

13 September 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Dear Sir

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 406,336,111 shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 12,302,630 ordinary shares of William Hill PLC, amounting to 3.03%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

If you require any further information concerning this notification, please contact Cheryl Slater or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

For DEUSTCHE BANK AG LONDON

AUTHORISED SIGNATORY

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUURCBUPCGQC

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:9649C
William Hill PLC
15 September 2004

15 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14 September it purchased 600,000 of its ordinary shares of 10 pence each at an average price of 529.00 pence per share. The highest price and lowest price paid for these shares were 529.00 pence and 529.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 405,536,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUAGBUPCGMC

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own shares

RNS Number:0078D
William Hill PLC
16 September 2004

16 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 September it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 533.00 pence per share. The highest price and lowest price paid for these shares were 533.00 pence and 533.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 405,386,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUMUBUPCGMA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:0541D
William Hill PLC
17 September 2004

17 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 September it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 533.80 pence per share. The highest price and lowest price paid for these shares were 535.00 pence and 533.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 405,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUUGBUPCGMQ

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notice of Interest

RNS Number:1140D
William Hill PLC
20 September 2004

20 September 2004

Deutsche Bank AG London

17 September 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Dear Sir

Disclosure of interests in shares

Further to our letter of 13 September, and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 406,336,111 shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of William Hill PLC.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

If you require any further information concerning this notification, please contact Cheryl Slater or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

For DEUSTCHE BANK AG LONDON

AUTHORISED SIGNATORY

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFVIARIIFIS

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:2409D
William Hill PLC
23 September 2004

23 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 September it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 545.00 pence per share. The highest price and lowest price paid for these shares were 550.00 pence and 540.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 404,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUGGBUPCGMP

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:2893D
William Hill PLC
24 September 2004

24 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 September it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 534.60 pence per share. The highest price and lowest price paid for these shares were 538.00 pence and 530.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 404,486,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUBABUPCGQW

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3379D
William Hill PLC
27 September 2004

27 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24 September it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 534.50 pence per share. The highest price and lowest price paid for these shares were 534.50 pence and 534.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 404,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUWUBUPCGMC

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3916D
William Hill PLC
28 September 2004

28 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 27 September it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 532.50 pence per share. The highest price and lowest price paid for these shares were 532.50 pence and 532.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 403,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUAUBUPCGMM

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2004 AUG 15 P 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 November 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

October 1st, 4th, 6th, 7th, 12th, 13th, 14th, 18th, 18th, 19th, 19th, 20th, 21st, 22nd, 22nd, 25th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

H. Grantham

Helen Grantham
Company Secretary & General Counsel

Encs.

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5595D
William Hill PLC
01 October 2004

1 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30 September it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 534.55 pence per share. The highest price and lowest price paid for these shares were 535.00 pence and 534.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 403,486,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSWUUAUBUPCGMU

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:6257D
William Hill PLC
04 October 2004

4 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 531.50 pence per share. The highest price and lowest price paid for these shares were 531.50 pence and 531.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 403,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUGAUUUPCGMG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:7489D
William Hill PLC
06 October 2004

6 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 532.69 pence per share. The highest price and lowest price paid for these shares were 534.00 pence and 532.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 402,986,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director   Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUGPUUUPCGMA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:8061D
William Hill PLC
07 October 2004

7 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 October it purchased 750,000 of its ordinary shares of 10 pence each at an average price of 529.83 pence per share. The highest price and lowest price paid for these shares were 531.00 pence and 529.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 402,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUGPUUUPCGMQ

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:9576D
William Hill PLC
12 October 2004

12 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11 October it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 527.50 pence per share. The highest price and lowest price paid for these shares were 527.50 pence and 527.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 402,036,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGPUUUPCGMG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of own shares

RNS Number:0111E
William Hill PLC
13 October 2004

13 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12 October it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 521.60 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 401,886,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGMUUUPCGMP

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of own shares

RNS Number:0579E
William Hill PLC
14 October 2004

14 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 October it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 522.89 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 521.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 401,686,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSGUGWUUUPCGMW

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1580E
William Hill PLC
18 October 2004

18 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 October it purchased 450,000 of its ordinary shares of 10 pence each at an average price of 521.55 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 520.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 401,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSGUGAUUUPCGMA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:1968E
William Hill PLC
18 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(74,862); A/c 1472368 (179,449); A/c 2173520 (267,607);

Bank of New York:
A/c 214074 (32,818); A/c 214075 (1,431,840); A/c 221428 (191,156); A/c 367748 (1,045,317); A/c 392067 (1,469,485); A/c 392177 (109,158)

Barclays Capital Nominees Limited:
(132,261)

Barclays Nominees Monument R97:
(888)

BNP Paribas:
(165,466)

BNY (OCS Nominees Ltd:
A/c 221476 (100,746)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (227,370); A/c 16649 (17,742); A/c 16669 (28,475); A/c 18243 (53,878);
A/c 19518 (89,730); A/c 19519 (875,670);
A/c 19520 (1,054,118); A/c 20947 (14,418,532); A/c 21359 (353,349); A/c 25270 (166,430); A/c 25772 (188,604); A/c 27792 (12,695);
A/c 27793 (35,192); A/c 27795 (46,210); A/c 27797 (61,168); A/c 27798 (18,004);
A/c 27799 (138,271); A/c 27800 (175,038)
A/c 27802 (14,218); A/c 28269 (41,448); A/c 28270 (201,348); A/c 28270 (117,711)

CIBC Mellon Global Securities:
(42,809)

Citibank:
A/c 6003111113 (39,587); A/c 6010064440 (30,342); A/c 6010613363 (545,781); A/c 6010640794 (112,603); A/c 6010782807 (96,690);

Deutsche (Bankers Trust):
A/c 501575013 (143,201)

Deutsche Bank London:
A/c 8002041 (6,776); A/c 8003168 (858,698)

HSBC:
A/c 813168 (317,949); A/c 814537 (35,107); A/c 845315 (9,585);

HSBC Nominees:
A/c 824628 (116,089)

Investors Bank and Trust Co:
(102,054); (541,620); (4,967); (11,422); (99,630); (446,891); (38,935); (1,997,584); (1,084,553); (3,500,366); (4,631); (590,358); (570,422);

JP Morgan (BGI Custody):

A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (106,738);
A/c 16341 (284,170); A/c 16341 (518,429);
A/c 16344 (161,809); A/c 16345 (273,952); A/c 16400 (4,088,677); A/c 16612
(96,635); A/c 16621 (59,684); A/c 16644 (179,282);
A/c 16901 (46,842); A/c 18409 (221,749); A/c 19198 (5,408); A/c 19514 (44,451);
A/c 27795 (121,127)' A/c 27799 (285,354);
A/c 27803 (13,655); A/c 28166 (1,238,868); A/c 29514 (284,269);

JPM Frankfurt:
A/c 27717 (275,573);

JPMorgan Chase Bank:
(291,404); (28,727); (225,880); (172,748); (166,430); (4,427); (204,751);
(64,812); (304,768); (50,832); (20,130); (18,772); (44,230);
(11,462); (42,779); (96,446); (204,453); (50,919); (4,428); (2,782); (57,569);
(12,866);

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (34,337)

Mellon Bank:
ABGFZ872482 (1,289,343); TGGF0003002 (40,941);

Mellon Trust - Boston & SF:
(69,506); (164,240);

Mellon Trust of New England:
(232,856);

Midland Bank (HSBC Bank PLC):
A/c 772823 (771,404)

Mitsubishi Trust International:
(46,405); (2,549);

Northern Trust:
A/c BOT12 (2,200): A/c CVS21 (330,976); A/c LIV02 (313,397); A/c SC006
(136,722); A/c TNF01 (117,796); A/c TRG01 (47,353);
A/c USF06 (84,971); A/c USF12 (652,097);

Northern Trust Bank - BGI SEPA:
(302,954); (206,108); (54,516);

R C Greig Nominees Limited:
A/c BL1 (2,540); A/c CM1 (2,985); GP1 (17,351); A/c SA1 (3,250);

State Street:
(9,428); (6,674); A/c 2RJ2 (59,010); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B2 (39,234); A/c N3B3 (6,577); A/c N3B6 (203,073);
A/c N3YL (12,857); A/c N3YZ (19,128); A/c NE5W (14,287); A/c VE4J (263,080);

State Street Boston:
(392,996); (36,096);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (10,491);

Vidacos Nominees Ltd:
A/c 6010830763 (635,616);

Zeban Nominees Limited:
(15,556)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

06 OCTOBER 2004

11. Date company informed

18 OCTOBER 2004

12. Total holding following this notification

52,425,228

13. Total percentage holding of issued class following this notification

13.01%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

18 OCTOBER 2004

END

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:2110E
William Hill PLC
19 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   William Hill PLC

2. Name of shareholder having a major interest

   Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Deutsche Bank AG

5. Number of shares / amount of stock acquired

   Not stated

6. Percentage of issued class

   Not stated

7. Number of shares / amount of stock disposed

   Not stated

8. Percentage of issued class

   Not stated

9. Class of security

   Ordinary 10p shares

10. Date of transaction

   Not stated

11. Date company informed

   19 October 2004

12. Total holding following this notification

   12,409,414

13. Total percentage holding of issued class following this notification

   3.09%

14. Any additional information

   None

15. Name of contact and telephone number for queries

   Andrea Macqueen 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

   Andrea Macqueen, Deputy Secretary

Date of notification

   19 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGGMMGLLZGDZG

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Director Shareholding

RNS Number:2438E
William Hill PLC
19 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

William Hill PLC

2. Name of director

Tom Singer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Own name

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclays Nominee Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please

indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7. Number of shares / amount of stock acquired

5000

8. Percentage of issued class

de minimus

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10p each

12. Price per share

500.83p

13. Date of transaction

19 October 2004

14. Date company informed

19 October 2004

15. Total holding following this notification

26009

16. Total percentage holding of issued class following this notification

0.0065%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Helen Grantham (tel. 020 8918 3769)

25. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of Notification

19 October 2004

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSFGMMGVLVGDZM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:2481E
William Hill PLC
20 October 2004

20 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 506.12 pence per share. The highest price and lowest price paid for these shares were 513.30 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,986,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGMGUUPCGMB

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3027E
William Hill PLC
21 October 2004

21 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 500.00 pence per share. The highest price and lowest price paid for these shares were 500.00 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUGPGUUPCGMU

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3597E
William Hill PLC
22 October 2004

22 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 501.00 pence per share. The highest price and lowest price paid for these shares were 501.00 pence and 501.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,486,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUGWUUUPCGMG

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:3720E
William Hill PLC
22 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

Ordinary 10p shares

10. Date of transaction

21 October 2004

11. Date company informed

21 October 2004

12. Total holding following this notification

18,643,181

13. Total percentage holding of issued class following this notification

4.65%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen, Deputy Secretary

Date of notification

22 October 2004

END
HOLFGMZGLZDGDZG

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:4041E
William Hill PLC
25 October 2004

25 October 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 October it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 500.85 pence per share. The highest price and lowest price paid for these shares were 501.50 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 400,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUGUUUUPCGMP

William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

Sent by "International Signed for"

1 December 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

November 3rd, 4th, 5th, 15th, 16th, 17th, 19th, 22nd, 25th, 26th, 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

H. Grantham

Helen Grantham
Company Secretary & General Counsel

Encs.

RECEIVED
2005 AUG 15 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:7781E
William Hill PLC
03 November 2004

3 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2 November it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 505.00 pence per share. The highest price and lowest price paid for these shares were 507.00 pence and 503.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 399,886,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUURBRSARARAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:7897E
William Hill PLC
03 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

02 November 2004

12. Total holding following this notification

15,074,407

13. Total percentage holding of issued class following this notification

3.76%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen, Deputy Secretary

Date of notification

03 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGGMGMLFRGDZG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:8359E
William Hill PLC
4 November 2004

4 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3 November it purchased 550,000 of its ordinary shares of 10 pence each at an average price of 503.50 pence per share. The highest price and lowest price paid for these shares were 505.00 pence and 500.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 399,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:8883E
William Hill PLC
05 November 2004

5 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4 November it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 495.00 pence per share. The highest price and lowest price paid for these shares were 495.00 pence and 495.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 399,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSRBRSURARAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:2206F
William Hill PLC
15 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares held	Management Company	Nominee / Registered Name
367,300	FIL	Bank of New York Brussels Total
3,537,598	FIL	Bank of New York London Total
67,247	FIL	Brown Brothers Harriman Total
80,200	FIL	Chase Manhattan Bank AG Frankfurt Total
1,759,881	FIL	Chase Manhattan Bank London Total
100,600	FIL	Chase Nominees Ltd Total
65,400	FIL	Citibank Total
135,972	FIL	Deutsche Bank Total

9,200	FIL	Dexia Privatbank (Schweiz) Total
169,605	FIL	HSBC Client Holdings Nominee (UK) Limited Total
623,105	FIL	JP Morgan Total
110,200	FIL	Master Trust Bank of Japan Total
170,000	FIL	Mellon Nominees Ltd Total
298,100	FIL	Morgan Stanley Total
2,352,209	FIL	Northern Trust Total
569,930	FIL	Nortrust Nominees Ltd Total
43,600	FIL	Nortrust Nominees Ltd Total
115,400	FIL	State Street Bank & Trust Total
12,700	FIL	State Street Hong Kong Total
600,800	FIL	State Street Nominees Ltd Total
14,613,206	FISL	Chase Manhattan Bank London Total
926,200	FISL	Chase Nominees Ltd Total
851,112	FISL	JP Morgan Total
5,114,590	FMRCO	Chase Nominees Limited Total
11,236,249	FMRCO	HSBC Total
1,104,700	FMRCO	JP Morgan Chase Total
333,186	FMRCO	Mellon Bank Total
107,700	FMRCO	Northern Trust Total
63,400	FMRCO	State Street Bank & Trust Total
337,700	FMRCO	State Street Bank & Trust Company Total
12,400	FMRCO	State Street, Nominees Limited Total
49,600	FMTC	Bank of New York Total
117,400	FMTC	JP Morgan Chase Total
427,500	FMTC	Lloyds Bank Nominees Limited Total
57,200	FMTC	Morgan Stanley & Co Total
237,200	FMTC	Northern Trust Total
196,400	FMTC	State Street Bank & Trust Total
49,100	FMTC	State Street Nominees Ltd Total
560,900	FPM	Bank of New York London Total
305,767	FPM	Banks Trust Total
282,600	FPM	Citibank Total
42,700	FPM	Deutsche Bank Total
90,600	FPM	HSBC Total
205,800	FPM	Mellon Nominees Ltd Total
48,512,257		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

Not stated

8. Percentage of issued class

Not stated

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

12 November 2004

12. Total holding following this notification

48,512,257

13. Total percentage holding of issued class following this notification

12.15%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen, Deputy Secretary

Date of notification

15 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGMMMGKVGDZM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:2539F
William Hill PLC
16 November 2004

16 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 November it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 508.65 pence per share. The highest price and lowest price paid for these shares were 509.00 pence and 508.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 399,036,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVRBRSRRAAAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:3094F
William Hill PLC
17 November 2004

17 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 November it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 510.28 pence per share. The highest price and lowest price paid for these shares were 512.00 pence and 508.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 398,836,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:4136F
William Hill PLC
19 November 2004

19 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18 November it purchased 400,000 of its ordinary shares of 10 pence each at an average price of 509.84 pence per share. The highest price and lowest price paid for these shares were 511.50 pence and 508.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 398,436,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUWVNRSVRAAAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:4605F
William Hill PLC
22 November 2004

22 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19 November it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 513.50 pence per share. The highest price and lowest price paid for these shares were 514.00 pence and 513.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 398,236,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:6347F
William Hill PLC
25 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

24 November 2004

12. Total holding following this notification

No longer has a notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

25 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGMZMLKMGDZG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:6440F
William Hill PLC
25 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares held	Management Company	Nominee / Registered Name
12,700	FIA(K)L	State Street Hong Kong Total
933,400	FII	Bank of New York Europe LDN Total
807,024	FII	JP Morgan, Bournemouth Total
110,200	FIJ	Master Trust Bank of Japan Total
35,600	FIL	Bank of New York, Brussels Total
253,852	FIL	Brown Bros Harrimn Ltd Lux Total
253,160	FIL	JP Morgan, Bournemouth Total

328,000	FIL	National Astl Bk Melbourne Total
139,400	FIL	Northern Trust London Total
76,872	FIL	State Str Bk and TR Co Lndn (S Total)
20,108,900	FISL	JP Morgan, Bournemouth Total
11,236,249	FMRCO	Brown Brothers Harriman and Co Total
6,219,290	FMRCO	JP Morgan Chase Bank Total
333,186	FMRCO	Mellon Bank NA Total
107,700	FMRCO	Northern Trust London Total
350,100	FMRCO	State Street Bank and Tr Co Total
106,800	FMTC	Bank of New York Total
427,500	FMTC	Brown Brothers Harriman and Co Total
181,000	FMTC	JP Morgan Chase Bank Total
237,200	FMTC	Northern Trust Co Total
274,400	FMTC	State Street Bank and TR Co Total
2,828,298	FPM	Bank of New York Brussels Total
97,200	FPM	Bank of New York Europe LDN Total
161,200	FPM	Bankers Trust London Total
10,600	FPM	Chase Manhattan London Total
80,200	FPM	Chase Manhattan Bk AG Frankfrt (S Total)
322,700	FPM	Citibank London Total
104,700	FPM	Clydesdale Bank plc Total
9,200	FPM	Dexia Privatbank Total
478,900	FPM	JP Morgan, Bournemouth Total
722,900	FPM	Mellon Bank Total
90,600	FPM	Midland Securities Services Total
25,300	FPM	Nordea Bank AB Total
3,289,039	FPM	Northern Trust London Total
1,251,467	FPM	State Str Bk and TR Co Lndn (S Total)
52,004,837		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

3,492,580

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated
11. Date company informed

24 November 2004

12. Total holding following this notification

52,004,837

13. Total percentage holding of issued class following this notification

13.03%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 020 8918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen, Deputy Secretary

Date of notification

25 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise

from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLMGMZMMKDGDZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:6907F
William Hill PLC
26 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

10p Ordinary Shares

10. Date of transaction

Not advised

11. Date company informed

25 November 2004

12. Total holding following this notification

12,119,722

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham 020 8918 3600

16. Name and signature of authorised company official responsible for making this notification

Claire Travis

Date of notification

26 November2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLFGMZMGVRGDZM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:7280F
William Hill PLC
29 November 2004

29 November 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26 November it purchased 2,500,000 of its ordinary shares of 10 pence each at an average price of 514.252 pence per share. The highest price and lowest price paid for these shares were 520.00 pence and 512.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,736,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNRBRSSRAUAA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:7442F
William Hill PLC
29 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

26 November 2004

12. Total holding following this notification

No longer has a notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

29 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGMZMLLNGDZG

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Re Contract

RNS Number:7553F
William Hill PLC
29 November 2004

WILLIAM HILL PLC

AWARD OF CONTRACT OVER FIXED ODDS BETTING TERMINALS

William Hill PLC ('William Hill') has signed a new agreement with Leisure Link Group Limited ('Leisure Link') as part of its strategy to reduce the number of suppliers of fixed odds betting terminals. The agreement covers the supply of additional terminals for a period of three years.

Leisure Link currently supplies 2,000 terminals to William Hill and the new contract provides for this number to increase to 80 per cent of terminals in the estate, equating to roughly 4,400 terminals, by mid 2005. The award of this contract allows William Hill to secure significantly improved commercial terms as well as deepen its relationship with a leading provider of fixed odds betting terminals in the UK.

Commenting on the contract, David Harding, Chief Executive, said:

'After careful evaluation we have decided to source terminals from no more than two suppliers to obtain better commercial terms and access to the best performing terminals. Terminals provided by Leisure Link are already amongst some of the best performing in our estate and Leisure Link have demonstrated their commitment to work with us to introduce innovative new products in the future.'

Enquiries:

David Harding, Chief Executive 020 8918 3910

Tom Singer, Group Finance Director 020 8918 3910

This information is provided by RNS
The company news service from the London Stock Exchange

END
CNTDGMZMMLMGDZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:1855H
William Hill PLC
10 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
933,400	FII	BANK OF NEW YORK EUROPE LDN Total
936,968	FII	JP MORGAN, BOURNEMOUTH Total
119,300	FIJ	MASTER TRUST BANK OF JAPAN Total
35,600	FIL	BANK OF NEW YORK BRUSSELS Total
2,600	FIL	BNP PARIBAS, PARIS (C) Total
302,952	FIL	BROWN BROS HARRIMN LTD LUX Total
274,460	FIL	JP MORGAN, BOURNEMOUTH Total

328,000	FIL	NATIONAL ASTL BK MELBOURNE Total
139,400	FIL	NORTHERN TRUST LONDON Total
79,572	FIL	STATE STR BK AND TR CO LNDN (S Total)
22,829,424	FISL	JP MORGAN, BOURNEMOUTH Total
9,492,548	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,897,990	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
682,100	FMRCO	STATE STREET BANK AND TR CO Total
117,200	FMTC	BANK OF NEW YORK Total
486,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
161,000	FMTC	JP MORGAN CHASE BANK Total
4,100	FMTC	MORGAN STANLEY AND CO INC Total
234,100	FMTC	NORTHERN TRUST CO Total
593,427	FMTC	STATE STREET BANK AND TR CO Total
2,848,598	FPM	BANK OF NEW YORK BRUSSELS Total
101,700	FPM	BANK OF NEW YORK EUROPE LDN Total
181,200	FPM	BANKERS TRUST LONDON Total
10,600	FPM	CHASE MANHATTAN LONDON Total
80,200	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
330,700	FPM	CITIBANK LONDON Total
104,700	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
478,900	FPM	JP MORGAN, BOURNEMOUTH Total
722,900	FPM	MELLON BANK Total
90,600	FPM	MIDLAND SECURITIES SERVICES Total
25,300	FPM	NORDEA BANK AB Total
3,607,251	FPM	NORTHERN TRUST LONDON Total
1,695,167	FPM	STATE STR BK AND TR CO LNDON (S Total)
55,391,244		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

7th January 2005

12. Total holding following this notification

55,391,244

13. Total percentage holding of issued class following this notification

13.87%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

10th January 2005

....

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Trading Statement

RNS Number:1674H
William Hill PLC
10 January 2005

10 January 2005

WILLIAM HILL PLC

CLOSE PERIOD TRADING STATEMENT

William Hill (the 'Group') expects to announce profits before interest and taxation in the region of £232m for the 52 weeks ended 28 December 2004 (52 weeks ended 30 December 2003: £201.7m).

The Group expects basic earnings per share for the 52 weeks ended 28 December 2004 to be in the region of 36 pence which represents a 20% increase over the comparative period.

Performance in the first half of 2004 benefited from favourable results for UK horseracing and football including the Euro 2004 football championship.

In contrast, performance in the second half of 2004 has been adversely affected by less favourable horseracing results and significantly poorer results in respect of domestic and international football since the start of the current season. This trend, which is consistent with normal variations in sporting results, continued to prevail in the closing weeks of the year.

The growth of random number generated events as a proportion of overall betting opportunities has increased the Group's revenue resilience in periods of less good sporting results. Roughly a third of the Group's gross win is now derived from 5,500 fixed odds betting terminals in the retail estate, online casino, poker and arcade sites, and virtual and traditional numbers products.

The Group is in good shape operationally with costs firmly under control, major investment programmes in electronic point of sale and replacement text systems on track, and a number of business development initiatives planned for 2005.

Preliminary results for the 52 weeks ended 28 December 2004 will be released on 2 March 2005.

Enquiries:

David Harding, Chief Executive 020 8918 3910

Tom Singer, Group Finance Director 020 8918 3910

END
TSTSFESMSSISELF

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:5023H
William Hill PLC
18 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

HSBC Bank plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

12 January 2005

11. Date company informed

18 January 2005

12. Total holding following this notification

13,236,897

13. Total percentage holding of issued class following this notification

3.36%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

18 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
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William Hill PLC - Holding(s) in Company

RNS Number:5025H
William Hill PLC
18 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

HSBC Bank plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

13 January 2005

11. Date company informed

18 January 2005

12. Total holding following this notification

No longer has notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

18 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLMGGMMDRMGKZM

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:9300H
William Hill PLC
28 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(63,055); A/c 1472368 (172,618); A/c 2173520 (260,018); A/c 4239730 (77,198); A/c 4239749 (172,165); A/c 4240060 (54,184)

Bank of New York:
A/c 214074 (54,538); A/c 214075 (1,341,157); A/c 221428 (180,733); A/c 367748 (1,040,873); A/c 392067 (1,200,601); A/c 392177 (115,865); A/c 768198 (83,543)

Barclays Capital Nominees Limited:
(22,598)

Barclays Nominees Monument R97:
(888)

Barclayshare Nominees Ltd:
(18,623)

BNP Paribas:
(194,150)

BNY (OCS) Nominees Ltd:
A/c 221476 (108,108)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (224,054); A/c 16669 (57,781); A/c 18243 (53,878); A/c 19518 (93,967);
A/c 19519 (599,073);
A/c 19520 (936,195); A/c 20947 (13,059,226); A/c 21359 (368,301); A/c 25772 (180,519); A/c 27792 (12,695);
A/c 27793 (35,192); A/c 27795 (43,230); A/c 27797 (61,168); A/c 27798 (16,510);
A/c 27799 (114,906); A/c 27800 (190,218)
A/c 27802 (9,058); A/c 27804 (10,873); A/c 28270 (146,354); A/c 28270 (251,069);
A/c 35506 (3,519); A/c 35950 (152,180)

CIBC Mellon Global Securities:
(72,733)

Citibank:
A/c 6003111113 (39,587); A/c 6010064440 (30,342); A/c 6010613363 (512,951); A/c 6010640794 (100,296); A/c 6010782807 (108,991);

Deutsche Bank London:
A/c 8002041 (9,294); A/c 8003168 (858,698)

EXPORT
A/c Export (14,642)

HSBC:
A/c 813168 (286,909); A/c 814537 (35,107); A/c 845315 (9,585);

HSBC Nominees:
A/c 824628 (101,988)

Investors Bank and Trust Co:
(11,422); (98,532); (4,967); (861,080); (96,707); (4,631); (2,099,867);
(563,820); (565,019); (1,267,546); (538,171); (36,747); (38,935); (3,869,322)

JP Morgan (BGI Custody):
A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (143,128);
A/c 16341 (429,755); A/c 16341 (232,108);
A/c 16344 (148,798); A/c 16345 (250,629); A/c 16400 (4,355,338); A/c 16612
(103,442); A/c 16621 (65,193); A/c 16644 (187,446);
A/c 16901 (43,354); A/c 18409 (205,264); A/c 19198 (5,408); A/c 19514 (45,938);
A/c 20946 (17,521); A/c 27795 (103,640); A/c 27799 (266,747);
A/c 27803 (21,996); A/c 28166 (1,238,868); A/c 29514 (314,874);

JPM Frankfurt:
A/c 27717 (301,969);

JPMorgan Chase Bank:
(201,163); (4,427); (25,362); (248,143); (194,639); (291,529); (188,825);
(66,067); (368,244); (18,772); (11,462); (42,779); (96,446);
(49,854); (212,809); (52,200); (44,230); (4,428); (2,782); (12,166);

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (34,196)

Mellon Bank:
ABGFZ872482 (1,277,040); TGGF0003002 (42,076);

Mellon Trust - Boston & SF:
(202,273); (60,546);

Mellon Trust of New England:
(251,263);

Midland Bank (HSBC Bank PLC):

A/c 772823 (703,022)

Mitsubishi Trust International:
(46,405); (2,549);

Nordea Bank
A/c 213922 (69,054)

Northern Trust:
A/c BCP04 (27,958); A/c BOT12 (2,200): A/c CVS21 (315,453); A/c SC006 (128,613);
A/c TNF01 (124,028); A/c TRG01 (102,352);
A/c USF06 (84,971); A/c USF12 (596,032);

Northern Trust Bank - BGI SEPA:
(235,885); (327,684); (66,555);

R C Greig Nominees Limited:
A/c BL1 (9,390); A/c CM1 (2,985); GP1 (25,216); A/c SA1 (8,480);

State Street:
(14,642); (7,360); A/c 2RJ2 (54,361); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B3 (12,716); A/c N3B6 (108,670);
A/c N3YL (12,857); A/c N3YZ (17,701); A/c NE5W (14,287); A/c X346 (24,613);

State Street Boston:
(350,277); (34,823);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (10,491);

Wells Fargo Seattle - Wire Ban:
(6,890);

Zeban Nominees Limited:
(21,356)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

25 January 2005

11. Date company informed

28 January 2005

12. Total holding following this notification

50,735,738

13. Total percentage holding of issued class following this notification

12.87%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

28 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Holding(s) in Company

RNS Number:9308H
William Hill PLC
28 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

10p Ordinary Shares

10. Date of transaction

Not advised

11. Date company informed

27 January 2005

12. Total holding following this notification

12,453,919

13. Total percentage holding of issued class following this notification

3.10%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham 020 8918 3600

16. Name and signature of authorised company official responsible for making this notification

Claire Travis

Date of notification

28 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGGGZMZRKGKZM

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William Hill PLC - Notification of Results

RNS Number:5891I
William Hill PLC
14 February 2005

14th February 2005

WILLIAM HILL
Notification of Preliminary Results

William Hill PLC will announce Preliminary results for the 52 weeks ended 28 December 2004 on 2 March 2005.

An analyst briefing will take place at 8.45am for a 9am start at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2.

Contacts

William Cullum 020 7404 5959
Deborah Spencer

END
NOREASALFSDSEFE

Stock Exchange Announcement

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William Hill PLC - Final Results

RNS Number:2056J
William Hill PLC
02 March 2005

Wednesday, 2 March 2005

WILLIAM HILL PLC
PRELIMINARY ANNOUNCEMENT OF RESULTS

William Hill (the 'Group') today announces its results for the 52 weeks ended 28 December 2004 (the 'period') and a proposed return of surplus capital to shareholders by way of a capital reorganisation (the 'Return of Capital').

Results highlights:

* Profit on ordinary activities before finance charges up 16% to £232.0m (2003: £200.4m)

* Basic earnings per share up 22% to 36.2 pence (2003: 29.7 pence)

* Interim dividend of 5.5 pence per share (paid on 2 December 2004) and proposed final dividend of 11.0 pence per share (payable on 2 June 2005 to shareholders on the register on 6 May 2005) giving a total dividend up 32% to 16.5 pence per share (2003: 12.5 pence per share)

Return of capital:

* In addition to the final dividend, we propose to return capital of £453m (equating to 115 pence per share or c.20% of market capitalisation) via a B share scheme with full choice between income and capital elections subject to shareholder and court approval

* Total returned to shareholders since flotation in June 2002 will amount to £752m (including dividends, share buy backs and proposed Return of Capital)

* Intention to maintain an efficient capital structure through a combination of dividends and share buy backs

* New £1.2bn bank facilities with a five year term

* Special contribution of £40m over three years to eliminate pension fund deficit

* Full details of these proposals will be contained in a circular to be posted to shareholders in mid April 2005 and will require shareholder approval at the Annual General Meeting on 19 May 2005

Current trading:

* Satisfactory start to the current trading year with Group gross win in the eight week period ended 22 February 2005 up 4% against the comparative period despite tough comparators

Commenting on these results and the proposed Return of Capital, Charles Scott, Chairman, said:

'The Group's focus on profitable organic growth has delivered another excellent set of results with profit, earnings per share and dividends all showing strong double digit rates of increase over the comparable period.

We have announced the Return of Capital in light of William Hill's strong financial performance since the time of flotation and in order to re-establish an efficient capital structure as well as maximise returns to shareholders.

The Gambling Bill now appears less likely to offer opportunities for expansion of the UK casino industry, and synergies between casino and betting operators, than were originally anticipated. Consequently, the Board is not inclined to commit significant capital to potential acquisitions outside of its core bookmaking and gaming businesses at the current time. However, our proposed capital structure will still give us the ability to finance bolt on acquisitions.

The Group continues to focus successfully on channels and markets which offer good growth prospects and to maintain sound financial disciplines with a view to maximising shareholder value.'

Enquiries:

David Harding, Chief Executive (Tel: 020 8918 3910)
Tom Singer, Group Finance Director (Tel: 020 8918 3910)
James Bradley, William Cullum, Brunswick (Tel: 020 7404 5959)

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2. Alternatively, it will be possible to listen to the presentation by dialling 44 (0) 20 8515 2303. The presentation will be recorded and will be available for a period of one week by dialling 44 (0) 208 515 2499 and using the replay access number 641827£. The slide presentation will be available on the Investor Relations section of the website www.williamhillplc.co.uk

CHIEF EXECUTIVE'S REVIEW

In 2004, despite fluctuating sporting results, the Group continued to perform strongly whilst investing in its capabilities for the future. Once again, our ability to increase the Group's gross win faster than operating costs has allowed us to exploit the operating leverage in our business model and deliver strong growth in profits and earnings per share.

The most significant variation in sporting results occurred in football, where the first half of the year saw very favourable results for the bookmaker, particularly in the Euro 2004 series of matches where a number of favoured teams fell victim to underdogs, whilst in the second half we have seen a long run of favourites winning, both in the domestic leagues and key European matches.

We have also experienced some fluctuations in horseracing results, which also saw a lower level of gross win across the Group in the second half, but this trend was exacerbated by lower theoretical margins, which are the direct result of on course bookmakers hedging into betting exchanges.

Retail

The Retail division grew gross win by 8% to £548.1m and profit by 9% to £165.5m.

We largely completed our rollout of fixed odds betting terminals (FOBTs) by the end of 2004, finishing the year with 5,573, although we will continue to optimise numbers, siting and product. Average net profitability per terminal reduced during the second half, partly due to the impact of the voluntary code of conduct, but mainly due to the dilution effect of adding the third or fourth terminal into shops and our winter trading hours. During the year, we traded an

average of 4,442 terminals (2003: 2,454) and achieved a full year average net profitability per terminal of £370 per week (2003: £380). We hope to improve profitability in 2005 through a combination of product innovation and improved contractual terms with our suppliers.

The number of Amusement With Prizes machines (AWPs) in the estate has been reduced through the year to accommodate more FOBTs, and the Group finished the year with 530 AWPs (2003: 2,454).

Over the counter gross win fell in the second half, partly due to adverse sporting results, partly due to low theoretical margins and partly due to substitution into self service machine betting via FOBTs. For the full year, over the counter business was flat against last year. During the year we recognised that we could improve our manual settlement procedures to speed up the recycling of winnings. Consequently, we have accelerated our roll out of electronic point of sale (EPOS) tills and the replacement of text systems and fully expect to have them deployed by the end of 2005.

During the year we acquired 10 licensed betting offices, opened 17 licensed betting offices and closed seven units bringing our total number of trading shops to 1,606 at the year end. In addition to the new licence activity, we extended or resited a further 39 shops and shopfitted a further 86 shops. Total property related capital expenditure on the estate for the year was £13.3m.

Telephone

Telephone gross win grew by 7% to £60.3m, but profit was flat at £22.1m. The channel continues to benefit from the increasing popularity of betting-in-running but was the worst hit by the profile of results in the second half being the most vulnerable to higher staking customers who are less inclined to recycle winnings. It is also the channel most vulnerable to the impact of betting exchanges.

The main cost increases that resulted in a lower conversion of gross win to profit were higher levy charges due to an increase in gross win on horseracing, and higher IT recharges reflecting the development of back office account management and trading systems.

We ended the year with 184,000 active telephone customers (2003: 171,000).

Interactive

Strong underlying growth in poker, the online casino, and arcade products helped counteract the impact of adverse sporting results and the division finished the

year with gross win of £106.1m, up 25%, and profit of £51.7m, up 39%.

2004 also saw the launch of our own TV station on Sky Channel 425. This was a deliberately low cost, low risk entry strategy into interactive digital television. The platform has made an encouraging start and we will be expanding our coverage of live sporting events, as well as introducing coverage of live poker tournaments, to attract more viewers and use the medium to promote the brand and other growth areas for the Group.

Towards the end of the year, we also introduced a new range of java based casino and slot products suitable for GPRS and 3G generation mobiles to complement our already successful WAP sportsbook and arcade offering.

The launch of these two initiatives in addition to our already successful internet sites provides UK domiciled customers with unrivalled access to our business and the brand with a distribution ubiquity few competitors can match.

We ended the year with 292,000 active Interactive customers (2003: 247,000).

Cost of content

In November 2004, the European Court of Justice (ECJ) delivered its judgement on the interpretation of the Database Directive, which had been referred by the Court of Appeal in relation to the dispute with the British Horseracing Board on the use of certain racing data. This judgement supported the Group's position, in contrast to the position adopted by the initial High Court ruling. The ECJ interpretation will be applied by the Court of Appeal and the case decided at a hearing which has been fixed for June 2005. In the meantime, the Group continues to contribute 10% of gross win on UK horseracing via the statutory levy.

The betting industry has contractual arrangements in place with 52 of the country's 59 racetracks for the supply of horseracing pictures into licensed betting offices. The duration of these contracts varies from between three and five years.

During the year the bookmaking industry agreed to an increase in the voluntary levy to support the greyhound industry. This three year agreement will see a phased increase in contributions from 0.4% of turnover on greyhound betting in 2003 to 0.6% of turnover in 2006. It is the intention of the British Greyhound Racing Fund that the majority of the increase will be directed at improved welfare for greyhounds. The Group paid £2.8m under the voluntary levy in 2004 (2003: £2.4m).

Despite the increase in greyhound funding, we believe that the ECJ ruling

greatly reduces pressure for increases in the cost of content across all sports.

Operating costs

Full year expenses for the Group were £332.5m, an increase of 6% on the comparable period. The rate of cost increases slowed through the course of the year and whilst costs increased 8% in the first half against the comparable period, the rate of increase fell to 4% in the second half against the comparable period.

Much of the increase was due to higher staff costs that were up 10% over the comparable period reflecting extended opening hours in our shops, inflation based pay awards and higher pension costs. Property costs were up 5% over the comparable period reflecting increases in rent and rates, an increase in average shop size, and an increase in the size of the estate. The costs of providing pictures to our licenced betting offices were up 9% over the comparable period due to increases in trading hours, the size of the estate, and charges. Advertising and sponsorship costs, including the cost of free bets and casino bonus cash payments that are expensed in arriving at gross profit, were up 30% over the comparable period reflecting incremental spend on the Euro 2004 football championship and increased sponsorship and web advertising and promotions. Other increases relate to network and communication costs, up 33% over the comparable period, as we improve links between administrative centres and licensed betting offices, partly to support FOBT business, but also in preparation for EPOS rollout. In contrast, depreciation, bank charges (including charge backs) and AWP rentals decreased compared to the comparative period.

A number of the cost increases are driven by our ongoing investment in information technology as we strengthen development and support capabilities in preparation for the introduction of EPOS and new back end systems. All expenditure on information technology is subject to rigorous cost-benefit analysis, and tightly managed through formalised project and programme management systems.

Going forward we expect underlying costs to be contained to annual rates of growth of between 4% and 6%, although there will be a short term increase in one off costs in 2005 resulting from the introduction of the EPOS system and costs associated with the capital reorganisation.

Competition issues

The Office of Fair Trading has taken the administrative decision to discontinue its investigation into and close its case file on the formula used to calculate

payouts on computer straight forecasts and tricast bets. Its review of the rules of racing led to a number of changes which were reflected in the British Horseracing Board's modernisation plans. These are now subject to further change following the ECJ's ruling and subsequent reviews of the future funding and governance of the sport.

William Hill is a major employer and pays significant taxes and therefore we believe that it is in the national interest to address the unfair advantage enjoyed by layers on betting exchanges who compete directly with traditional bookmakers without paying a comparable level of gross profit tax or horseracing levy. This inequitable taxation of layers on betting exchanges enables them to offer better prices than the traditional bookmaker. We continue to lobby aggressively for a 'level playing field', and were pleased to note that, in its recent review of gross profit tax, the National Audit Office reiterated the need to assess the potential duty at risk across the betting industry resulting from the tax advantages enjoyed by layers on betting exchanges. This opinion follows the Chancellor's statement in 2004 that the taxation of betting exchanges would be subject to a full review.

Whilst the Gambling Bill has yet to complete its passage through both Houses of Parliament, it is evident that the potential opportunities and threats for the Group resulting from a rapid expansion of the gaming sector are receding. Potential synergies between the betting and gaming sectors are reduced by the proposed structure of the legislation. This reduces the likelihood of any cross sector merger or significant acquisition activity for the Group at the current time, and hence our need for flexibility in the potential use of capital. Accordingly, we are intending to return a significant amount of surplus capital to shareholders.

Regulatory development

The Gambling Bill will be put before the House of Lords during February and March 2005. Assuming it passes into law, we are advised that it is unlikely to be fully implemented until the Gambling Commission is fully resourced and operational, which is unlikely to be before the end of 2006, or early 2007.

Proposed regulations concerning remote gaming and the new licensing regime for betting operators are the principal areas of the Bill that will impact on William Hill. We have been lobbying through our trade associations, the Association of Remote Gambling Operators (ARGO) and the Association of British Bookmakers (ABB), to ensure that the new measures are effective in accomplishing the government's regulatory objectives, without imposing undue compliance costs.

CAPITAL REORGANISATION

Background to the Proposed Return of Capital

William Hill was listed on the London Stock Exchange in June 2002 and at that time the Group put in place a capital structure and financing arrangements to provide the optimum capital structure for William Hill as a public company, consistent with the Board's strategy. These financing arrangements were designed to support a strategy focused on maximising organic growth opportunities but also provided the flexibility to pursue selectively value-enhancing acquisitions and enable the Group to adopt a progressive dividend policy.

Since listing, the Group has pursued a strategy aimed at delivering sustainable earnings growth and value for its shareholders. The key elements of this strategy have been to continue to enhance traditional earnings and maximise organic growth opportunities, profitably exploit new platforms across all betting channels, and capitalise on opportunities arising from regulatory, fiscal and technological change. Although the Group has reviewed a number of potential investment and acquisition opportunities, in particular in the context of potential gambling deregulation in the UK, the Board has maintained strict financial discipline and avoided pursuing opportunities unless they were demonstrably value enhancing for shareholders. The Group has made a number of small acquisitions of licensed betting offices and greyhound stadia that have been funded out of operating cash flow.

In light of William Hill's strong financial performance and to help preserve an efficient capital structure and maximise returns to shareholders, the Board secured the authority at its last Annual General Meeting to buy back 10% of the Group's issued share capital. Since this time William Hill has bought back approximately 6.5% of its share capital.

However, the Board has concluded that William Hill could support a significantly higher amount of debt and to do so would be in the interest of shareholders. The Return of Capital will restore the Group's financial coverage ratios to levels broadly consistent with those established at the time of the listing. In view of the substantial quantum of capital which the Board believes should be returned, the Board has concluded that the optimal mechanism would be a B share scheme which offers pro rata participation to all shareholders with full choice between income and capital elections.

In order to facilitate the proposed Return of Capital, a new holding company will need to be introduced as part of a scheme of arrangement and reduction of capital that will require the approval of shareholders and the High Court. The objective of these steps is to create sufficient distributable reserves to facilitate the Return of Capital and future dividends and share buy backs.

Funding of Return of Capital

In order to fund the Return of Capital and take advantage of the current favourable conditions in credit markets, the Group has secured new bank facilities of £1.2bn with a consortium of banks. On 2 March 2005, £600m of the new facilities became available and will be used to repay the existing bank facilities in March 2005 at which time they will be cancelled.

Subject to the satisfaction of various conditions precedent, a further £600m of new facilities will become available once the scheme of arrangement and reduction of capital have been approved by shareholders and the High Court. All the new facilities have been provided on a committed and underwritten basis and have a five year term.

Pension plan

Subject to the Return of Capital being approved by shareholders, the Board has undertaken to make a special contribution of £40m to the Group's defined benefit pension scheme. The contribution will be spread over a period of three years and is designed to eliminate the deficit calculated on a continuing basis by the actuary as at September 2004. The Board and pension scheme trustee have consulted on this specific proposal and believe it represents an appropriate course of action that properly balances the legitimate interests of shareholders, and members and pensioners.

Future strategy and dividend policy

The Board intends to maintain an efficient and flexible capital structure after the return of capital and will use a combination of dividend payments and share buy backs to achieve this objective.

For 2005, the Board expects to maintain dividend cover on a per share basis broadly in line with the level in 2004. In addition, the Board will be seeking authority from shareholders for a renewal of the on market share buy back mandate.

Timetable of events

The Board will be posting a circular to shareholders in mid April 2005 setting out full details of its proposal to return capital and the timetable of events.

At this early stage, the Board anticipates that shareholders will be invited to

vote on this and other proposals at the Annual General Meeting and Court meeting on 19 May 2005, with the High Court sanctioning the scheme of arrangement and reduction of capital in June 2005, and payments being received by shareholders in early July 2005.

	Notes	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Turnover	2	8,287.7	5,945.8
Cost of sales		(7,726.3)	(5,434.7)
Gross profit	2	561.4	511.1
Net operating expenses		(332.5)	(313.6)
Operating profit	2	228.9	197.5
Share of associate's operating profit		3.1	2.9
Profit on ordinary activities before finance charges		232.0	200.4
Net interest payable	3	(25.2)	(29.2)
Other finance charges		(1.5)	(1.7)
Profit on ordinary activities before tax		205.3	169.5
Tax on profit on ordinary activities	4	(57.0)	(45.2)
Profit on ordinary activities after tax for the financial period		148.3	124.3
Dividends proposed and paid	5	(65.1)	(52.2)
Retained profit for the financial period		83.2	72.1
Earnings per share (pence)			
Basic	6	36.2	29.7
Diluted	6	35.5	29.3

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses
for the 52 weeks ended 28 December 2004

	Notes	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Profit for the financial period		148.3	124.3
Actuarial loss recognised in the pension scheme		(10.7)	(3.7)
Deferred tax attributable to actuarial loss		3.2	1.1
Currency translation differences on foreign currency net investments		-	0.1
Total recognised gains and losses relating to the period		140.8	121.8
Prior period adjustment	1	(1.9)	
Total recognised gains and losses since last annual report		138.9	

	Notes	28 December 2004 £m	30 December 2003 (restated) £m
Fixed assets			
Intangible assets - goodwill		736.2	732.3
Tangible assets		119.0	101.0
Investments		2.9	0.8
		858.1	834.1
Current assets			
Stocks		0.3	0.4
Debtors: amounts recoverable within one year		15.4	15.7
Debtors: amounts recoverable after one year		6.5	6.2
Cash at bank and in hand		60.5	46.4
		82.7	68.7
Creditors: amounts falling due within one year		(203.6)	(187.1)
Net current liabilities		(120.9)	(118.4)

	Notes		
Total assets less current liabilities		737.2	715.7
Creditors: amounts falling due after more than one year		(447.7)	(366.6)
Net assets excluding pension liability		289.5	349.1
Pension liability		(38.5)	(31.7)
Net assets including pension liability		251.0	317.4
Capital and reserves			
Called-up share capital	7	40.5	42.2
Share premium account	7	311.3	311.3
Capital redemption reserve	7	1.7	-
Merger reserve	7	(26.1)	(26.1)
Other reserve	7	-	2.1
Own shares held	7	(59.3)	(5.0)
Profit and loss account	7	(17.1)	(7.1)
Equity shareholders' funds	8	251.0	317.4

	Notes	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Net cash inflow from operating activities	9	247.3	224.5
Returns on investments and servicing of finance	10	(23.3)	(22.4)
Taxation		(57.4)	(21.7)
Capital expenditure and financial investment	10	(27.3)	(18.5)
Acquisitions	10	(3.8)	(4.9)
Equity dividends paid		(59.6)	(38.8)
Net cash inflow before financing		75.9	118.2
Financing	10	(61.8)	(116.4)
Increase in cash in the period	11	14.1	1.8

1. Changes in accounting policies and restatement of comparatives

The Group has adopted Abstract 38 'Accounting for ESOP trusts' and the related amendments to Abstract 17 'Employee share schemes' issued by the Urgent Issues Task Force in December 2003.

The provisions of Abstract 38 change the presentation of an entity's own shares held in trust from requiring them to be recognised as assets (within investments), to requiring them to be deducted in arriving at shareholders' funds. As a result of the change in accounting policy in respect of Abstract 38, the comparatives have been restated as follows:

	30 December 2003 £m
Investments	
As previously reported	3.6
Reclassification of own shares held	(2.8)
As restated	0.8
Shareholders funds	
As previously reported	320.2
Reclassification of own shares held	(2.8)
As restated	317.4

The amount representing own shares held was £4.4m at 31 December 2002. Amended Abstract 17 requires that the minimum expense recognised in respect of share awards and options should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares ('the intrinsic value'). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by a trust at fair value, by reference to the cost of shares that were available for the award.

The impact of adopting the amended Abstract 17 amounted to an additional charge of £1.0m against profit before tax in the 52 weeks ended 28 December 2004 (52 weeks ended 30 December 2003 - £1.3m). In addition to the £1.3m charged in 2003, £0.6m was charged in periods prior to this, giving a total prior period adjustment of £1.9m reported in the Statement of Total Recognised Gains and Losses.

2. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Turnover		
- Retail	7,020.7	4,751.8
- Telephone	540.8	570.5
- Interactive	696.3	592.6
- Other activities	29.9	30.9
	8,287.7	5,945.8
Gross win		
- Retail	548.1	505.6
- Telephone	60.3	56.5
- Interactive	106.1	84.9
- Other activities	7.6	7.3
	722.1	654.3
Operating profit		
- Retail	165.5	152.4
- Telephone	22.1	22.2
- Interactive	51.7	37.1
- Other activities	(0.3)	0.9
- Central costs	(10.1)	(15.1)
	228.9	197.5
Net assets/(liabilities)		
- Retail	73.4	59.5
- Telephone	0.7	(0.5)
- Interactive	2.7	1.4

- Other activities	7.1	6.9
- Corporate	167.1	250.1
	251.0	317.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

Turnover of £3.3m and a small operating loss of £0.1m has been consolidated into these results in respect of the acquisitions made by the Group in the period.

2. Segmental information (continued)

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Gross win	722.1	654.3
GPT, duty, levies, VAT and other cost of sales	(160.7)	(143.2)
Gross profit	561.4	511.1

3. Net interest payable and similar charges

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Interest receivable:		
Interest receivable	1.9	1.6
Interest payable and similar charges:		
Interest on bank loans and overdrafts	(25.6)	(28.7)
Interest on guaranteed unsecured loan notes 2005	(0.2)	(0.3)
Interest on high yield bonds	-	(0.3)
Share of associate's net interest payable	-	(0.1)
Amortisation of finance costs	(1.3)	(1.4)
Net interest payable	(25.2)	(29.2)

4. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
UK corporation tax at 30%	57.4	50.3
UK corporation tax - prior periods	(1.7)	(0.8)
Consortium relief receivable - prior periods	-	(1.1)
Overseas tax	0.3	(0.2)
Share of associated undertaking tax charge	1.0	0.8
Total current tax charge	57.0	49.0
Deferred tax - origination and reversal of timing differences	-	(3.8)
Total tax on profit on ordinary activities	57.0	45.2

4. Tax on profit on ordinary activities (continued)

	52 weeks ended 28 December	52 weeks ended 30 December

	2004 £m	2003 £m
Effective tax rate	27.8	26.7

The effective tax rate is lower than the statutory tax rate of 30% mainly due to relief for brought forward losses for which deferred tax was not previously recognised and prior year adjustments.

5. Dividends proposed and paid

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Equity shares:		
- interim dividend paid	22.0	14.6
- final dividend proposed/paid	43.1	37.6
	65.1	52.2
Dividend per ordinary share (pence)	16.5	12.5

The interim dividend of 5.5p (52 weeks ended 30 December 2003 - 3.5p) was paid on 2 December 2004. The proposed final dividend of 11.0p (52 weeks ended 30 December 2003 - 9.0p) will be paid on 2 June 2005 to all shareholders on the register on 6 May 2005.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 28 December 2004, the trust held 2.8m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in Treasury. The Company estimates that 391.6m shares will qualify for the final dividend.

6. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

52 weeks ended 52 weeks ended

	28 December 2004 £m	30 December 2003 (restated) £m
Profit after tax for the financial period	148.3	124.3

	Number (m)	Number (m)
Basic weighted average number of shares	410.1	418.7
Dilutive potential ordinary shares:		
Employee share awards and options	7.4	5.3
Dilutive weighted average number of shares	417.5	424.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 52 weeks ended 28 December 2004 by 8.7m (52 weeks ended 30 December 2003 - 4.4m).

7. Capital and reserves

Group:

	Share capital £m	Share premium account £m	Capital redemp -tion reserve £m	Merger reserve £m	Other reserves £m	Own shares held £m	Profit and loss account £m	Total £m
At 31 December 2003 (as previously reported)	42.2	311.3	-	(26.1)	2.1	-	(9.3)	320.2
Prior period adjustment (note 1)	-	-	-	-	-	(5.0)	2.2	(2.8)
As restated	42.2	311.3	-	(26.1)	2.1	(5.0)	(7.1)	317.4
Retained profit for the financial period	-	-	-	-	-	-	83.2	83.2

Actuarial loss recognised in the pension scheme	-	-	-	-	-	-	(10.7)	(10.7)
Deferred tax arising thereon	-	-	-	-	-	-	3.2	3.2
Shares repurchased and cancelled	(1.7)	-	1.7	-	-	-	(89.3)	(89.3)
Treasury shares purchased	-	-	-	-	-	(56.1)	-	(56.1)
Expense recognised in respect of share remuneration	-	-	-	-	-	-	3.3	3.3
Movements on reserves due to transfer of own shares to recipients	-	-	-	-	(2.1)	1.8	0.3	-
At 28 December 2004	40.5	311.3	1.7	(26.1)	-	(59.3)	(17.1)	251.0

Own shares held at 28 December 2004 amounting to £59.3m comprise 10.5m shares (nominal value - £1.1m) held in treasury purchased for £56.1m and 2.8m shares (nominal value - £0.3m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.2m. The shares held in treasury were purchased at a weighted average price of £5.32. At 28 December 2004 the total market value of own shares held was £74.5m.

8. Reconciliation of movements in equity shareholders' funds

	28 December 2004 £m	30 December 2003 (restated) £m
Profit for the financial period	148.3	124.3
Other recognised gains and losses relating to the period (net)	(7.5)	(2.5)
	140.8	121.8
Dividends	(65.1)	(52.2)
Own shares purchased during period	(145.4)	-

Expense recognised in respect of share remuneration	3.3	2.9
Net (reduction)/addition to equity shareholders' funds	(66.4)	72.5
Opening equity shareholders' funds (as previously reported)	317.4	249.3
Prior period adjustment - reclassification of opening balance of own shares held (note 1)	-	(4.4)
As restated	317.4	244.9
Closing equity shareholders' funds	251.0	317.4

9. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 (restated) £m
Operating profit	228.9	197.5
Depreciation	16.2	18.4
Profit on sale of fixed assets	(0.6)	-
Amortisation of EDIP and LTIP	3.3	2.9
Decrease/(increase) in debtors	0.5	(1.5)
Increase in creditors	1.6	7.2
Defined benefit pension cost less cash contributions	(2.6)	-
Net cash inflow from operating activities	247.3	224.5

None of the acquisitions made by the Group during the period generated significant cash flows during the period of their ownership by the Group.

10. Analysis of cash flows

52 weeks ended 52 weeks ended

	28 December 2004 £m	30 December 2003 £m
Returns on investments and servicing of finance:		
Interest received	1.9	1.6
Interest paid	(25.2)	(24.0)
Net cash outflow	(23.3)	(22.4)
Capital expenditure and financial investment:		
Purchase of fixed assets	(28.2)	(18.8)
Sale of tangible fixed assets	0.9	0.3
Net cash outflow	(27.3)	(18.5)
Acquisitions:		
Purchase of subsidiary undertaking	(3.9)	(5.7)
Net cash acquired with subsidiary undertaking	0.1	0.8
Net cash outflow	(3.8)	(4.9)
Financing:		
Purchase of own shares	(145.5)	-
Repayment of Guaranteed unsecured loan notes 2005	(6.3)	-
Loan facilities drawn down/(repaid)	90.0	(116.4)
Net cash outflow	(61.8)	(116.4)

11. Analysis and reconciliation of net debt

	31 December 2003 £m	Cash flow £m	Other non-cash items £m	28 December 2004 £m

Analysis of net debt				
Cash at bank and in hand	46.4	14.1	-	60.5
Debts due within one year	(45.9)	(3.8)	(0.1)	(49.8)
Debts due after more than one year	(366.6)	(79.9)	(1.2)	(447.7)
Total	(366.1)	(69.6)	(1.3)	(437.0)

Other non-cash items of £1.3m comprise amortised debt issue costs.

	52 weeks ended 28 December 2004 £m	52 weeks ended 30 December 2003 £m
Increase in cash in the period	14.1	1.8
Cash (inflow)/outflow from (increase)/decrease in net debt	(83.7)	116.4
Change in net debt resulting from cash flows	(69.6)	118.2
Loans acquired	-	(1.6)
Debt issue costs written off and amortised	(1.3)	(1.3)
	(70.9)	115.3
Opening net debt	(366.1)	(481.4)
Closing net debt	(437.0)	(366.1)

12. Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts for the 52 week period ended 28 December 2004 or the 52 week period ended 30 December 2003, but is derived from those accounts. Statutory accounts for the 52 week period ended 30 December 2003 have been

delivered to the Registrar of Companies and those for the 52 week period ended 28 December 2004 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

The financial information within this preliminary announcement has been

prepared on the basis of the accounting policies in the Group's statutory accounts for the 52 weeks ended 30 December 2003 (except as outlined in note 1). The preliminary results should therefore be read in conjunction with the 2003 report and accounts.

13. Introduction of International Financial Reporting Standards (IFRS)

The Group is preparing for the adoption of IFRS as its primary accounting basis for the 52 week period ending 26 December 2006. However, financial statements for the 52 week period ended 28 December 2004 prepared in accordance with IFRS have been prepared for illustrative purposes only and will be available from mid-April on the Group's corporate information web site www.williamhillplc.co.uk.

END
FR EAKDFESPSEFE

RECEIVED
2006 AUG 15 P 2:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:3684J
William Hill PLC
04 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

4 March 2005

12. Total holding following this notification

No longer has a notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

4 March 2005

END
HOLDGGGFKDRGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:4166J
William Hill PLC
07 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

10p Ordinary Shares

10. Date of transaction

Not advised

11. Date company informed

7 March 2005

12. Total holding following this notification

12,514,069

13. Total percentage holding of issued class following this notification

3.12%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen
Deputy Company Secretary
Tel: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen
Deputy Company Secretary

Date of notification

7 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLMGGGFDNKGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:4174J
William Hill PLC
07 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(56,711); A/c 1472368 (180,263); A/c 2173520 (262,506); A/c 4239730 (24,956); A/c 4239749 (248,193); A/c 4240051 (8,388); A/c 4240060 (54,184)

Bank of New York:
A/c 214074 (54,538); A/c 214075 (1,341,157); A/c 221428 (180,733); A/c 367748 (1,004,189); A/c 392067 (1,121,397); A/c 392177 (114,071); A/c 768198 (83,543)

Barclays Nominees Monument R97:
(444)

Barclays Trust Co E99
(444)

Barclayshare Nominees Ltd:
(18,623)

BNP Paribas:
(108,511)

BNY (OCS) Nominees Ltd:
A/c 221476 (100,188)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (224,054); A/c 16669 (57,781); A/c 18243 (53,878); A/c 19518 (81,099);
A/c 19519 (599,073); A/c 19520 (492,921); A/c 20947 (12,707,160); A/c 21359 (362,261);
A/c 25772 (178,507); A/c 27793 (27,149); A/c 27795 (41,942); A/c 27797 (60,348);
A/c 27799 (111,781); A/c 27800 (190,218); A/c 28270 (146,354); A/c 28270 (248,111);
A/c 35506 (3,519); A/c 35950 (152,180)

CIBC Mellon Global Securities:
(54,492)

Citibank:
A/c 6003111113 (39,587); A/c 6010064440 (30,342); A/c 6010613363 (426,871); A/c 6010640794 (100,296); A/c 6010782807 (108,991);

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

EXPORT
A/c Export (14,642)

HSBC:
A/c 813168 (270,266); A/c 814537 (35,107); A/c 845315 (9,847);

HSBC Nominees:
A/c 824628 (101,988)

Investors Bank and Trust Co:
(94,549); (4,631); (581,521); (349,530); (2,028,440); (22,677); (370,028);
(25,261); (888,971); (2,599,915); (98,532); (11,422); (929,575); 5,279

JP Morgan (BGI Custody):
A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (133,125);
A/c 16341 (232,108); A/c 16341 (424,659); A/c 16344 (148,798); A/c 16345
(248,363);
A/c 16400 (4,302,048); A/c 16612 (91,366); A/c 16621 (63,815); A/c 16644
(153,392); A/c 16901 (43,354); A/c 18409 (198,119); A/c 19198 (5,408); A/c 19514
(37,172);
A/c 27795 (105,289); A/c 27799 (264,024); A/c 27803 (19,691); A/c 28166
(1,238,868); A/c 29514 (298,082);

JPM Frankfurt:
A/c 27717 (263,708);

JPMorgan Chase Bank:
(66,985); (278,275); (42,779); (51,412); (215,455); (52,200); (4,428); (2,782);
(44,230); (96,446); (11,462); (18,772); (188,825); (1,186); (242,132); (24,750);
(174,686); (191,715); (282,055); (4,427); (12,166);

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (34,196)

Mellon Bank:
ABGFZ872482 (1,195,070); A/c TGGF0003002 (42,076);

Mellon Trust - Boston & SF:
(57,898); (137,670);

Mellon Trust of New England:
(171,940);

Midland Bank (HSBC Bank PLC):

A/c 772823 (695,898)

Mitsubishi Trust International:
(46,405); (2,549);

Nordea Bank
A/c 213922 (73,304)

Northern Trust:
A/c BCP04 (27,958); A/c BOT12 (2,200): A/c CVS21 (312,423); A/c SC006 (128,613); A/c TNF01 (113,461); A/c TRG01 (92,479); A/c USF06 (84,971); A/c USF12 (556,094);

Northern Trust Bank - BGI SEPA:
(185,737); (219,752); (45,393);

R C Greig Nominees Limited:
A/c BL1 (9,390); A/c CM1 (2,985); GP1 (28,666); A/c SA1 (10,550);

State Street:
(7,360); (14,642); A/c 2RJ2 (54,361); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B3 (12,716); A/c N3B6 (78,078); A/c N3YL (12,857); A/c N3YZ (16,766); A/c NE5W (13,468); A/c X346 (24,613);

State Street Boston:
(343,998); (34,044);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (10,491);

Wells Fargo Seattle - Wire Ban:
(6,890);

Zeban Nominees Limited:
(21,356)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

28 February 2005

11. Date company informed

7 March 2005

12. Total holding following this notification

46,833,921

13. Total percentage holding of issued class following this notification

11.88%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

7 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLZGGGFDNGGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:3887K
William Hill PLC
31 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

30 March 2005

12. Total holding following this notification

No longer has a notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

31 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLGGGFFGMVGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:6199K
William Hill PLC
05 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
936,700	FII	BANK OF NEW YORK EUROPE LDN Total
1,061,268	FII	JP MORGAN, BOURNEMOUTH Total
126,300	FIJ	MASTER TRUST BANK OF JAPAN Total
35,600	FIL	BANK OF NEW YORK BRUSSELS Total
6,600	FIL	BNP PARIBAS, PARIS (C) Total
384,852	FIL	BROWN BROS HARRIMN LTD LUX Total
265,360	FIL	JP MORGAN, BOURNEMOUTH Total

346,000	FIL	NATIONAL ASTL BK MELBOURNE Total
143,800	FIL	NORTHERN TRUST LONDON Total
79,572	FIL	STATE STR BK AND TR CO LNDN (S Total)
26,386,987	FISL	JP MORGAN, BOURNEMOUTH Total
8,492,649	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,287,943	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
360,700	FMRCO	STATE STREET BANK AND TR CO Total
150,700	FMTC	BANK OF NEW YORK Total
486,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
159,000	FMTC	JP MORGAN CHASE BANK Total
4,100	FMTC	MORGAN STANLEY AND CO INC Total
231,500	FMTC	NORTHERN TRUST CO Total
517,327	FMTC	STATE STREET BANK AND TR CO Total
2,566,998	FPM	BANK OF NEW YORK BRUSSELS Total
112,500	FPM	BANK OF NEW YORK EUROPE LDN Total
179,300	FPM	BANKERS TRUST LONDON Total
12,100	FPM	CHASE MANHATTAN LONDON Total
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
350,100	FPM	CITIBANK LONDON Total
102,900	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
468,900	FPM	JP MORGAN, BOURNEMOUTH Total
45,700	FPM	JP MORGAN CHASE BANK Total
726,700	FPM	MELLON BANK Total
90,600	FPM	MIDLAND SECURITIES SERVICES Total
25,300	FPM	NORDEA BANK AB Total
3,703,451	FPM	NORTHERN TRUST LONDON Total
1,038,700	FPM	STATE STR BK AND TR CO LNDON (S Total)
55,429,293		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

4th April 2005

12. Total holding following this notification

55,429,293

13. Total percentage holding of issued class following this notification

14.06%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

5th April 2005

....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLGGGGDGKLGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Potential Acquistion

RNS Number:1566L
William Hill PLC
18 April 2005

FOR IMMEDIATE RELEASE

18 APRIL 2005

William Hill PLC ('William Hill' or the 'Company')

Potential Acquisition of Stanley Leisure plc's Retail Bookmaking Operations in the UK and Ireland

William Hill announced today that it is in exclusive discussions with Stanley Leisure plc ('Stanley Leisure') and is undertaking due diligence in relation to a possible acquisition of Stanley Leisure's retail bookmaking activities in the UK and Ireland (the 'Potential Acquisition').

In the absence of significant acquisition opportunities, a proposed return of capital of £453 million was announced with William Hill's preliminary results on 2 March 2005, subject to shareholder approval at the AGM on 19 May 2005.

Since the announcement of the proposed return of capital, the opportunity to acquire Stanley Leisure's retail bookmaking activities in the UK and Ireland has arisen. Although there can be no certainty at this stage that a transaction will be agreed, the board of William Hill believes that the Potential Acquisition represents a particularly attractive opportunity for William Hill and should be evaluated before proceeding with the return of capital exercise.

If a transaction on acceptable terms cannot be reached with Stanley Leisure, it is William Hill's intention to proceed with the previously announced return of capital.

In light of these recent developments, William Hill is postponing the posting of its listing particulars and circular prepared in connection with the return of capital exercise pending the conclusion of its review of the Potential Acquisition that is likely to extend until early May.

A further announcement will be made in due course.

Enquiries:

William Hill PLC	(020) 8918 3910
David Harding	
Tom Singer	
Citigroup (Financial Adviser to William Hill)	(020) 7986 4000
David Wormsley	
Jan Skarbek	
Citigroup (Corporate Broker to William Hill)	(020) 7986 4000
David James	
Andrew Seaton	
Brunswick Group Limited	(020) 7404 5959
James Bradley	
William Cullum	

Citigroup Global Markets Limited ('Citigroup') is acting for William Hill and no -one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than William Hill for providing the protections afforded to clients of Citigroup or for providing advice in relation to these matters.

END

ACQGRGDSLGBGGUI

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Potential Acquisition

RNS Number:1565L
William Hill PLC
18 April 2005

FOR IMMEDIATE RELEASE

18 APRIL 2005

Stanley Leisure plc ('Stanley Leisure')
William Hill PLC ('William Hill')

Potential Acquisition of Stanley Leisure's Retail Bookmaking Operations in the UK and Ireland

Stanley Leisure and William Hill announce that they are in exclusive discussions, and William Hill is conducting an associated due diligence exercise, in relation to the possible acquisition of Stanley Leisure's retail bookmaking activities in the UK and Ireland for a price in excess of £500 million.

There is no certainty at this stage that the full terms of a transaction will be agreed. No further announcement is expected until the outcome of the discussions has been determined.

Enquiries:

Citigroup (Financial Adviser to William Hill) (020) 7986 4000
David Wormsley
Jan Skarbek

JPMorgan Cazenove (Financial Adviser to Stanley Leisure) Duncan Hunter David Clasen	(020) 7588 2828
Brunswick Group Limited James Bradley William Cullum	(020) 7404 5959
gcg Hudson Sandler Michael Sandler Noemie de Andia	(020) 7796 4133

JPMorgan Cazenove Limited ('JPMorgan Cazenove'), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Stanley Leisure and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Stanley Leisure for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

Citigroup Global Markets Limited ('Citigroup') is acting for William Hill and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than William Hill for providing the protections afforded to clients of Citigroup or for providing advice in relation to these matters.

END

ACQGGGMDNRDGKZG

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:3498L
William Hill PLC
21 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(56,711); A/c 1472368 (187,133); A/c 2173520 (262,739); A/c 4239749 (253,567); A/c 4240060 (59,815)

Bank of New York:
A/c 214074 (45,379); A/C 214075 (1,341,157); A/c 221428 (180,733); A/c 367748 (987,151); A/c 392067 (1,096,550); A/c 392177 (91,582); A/c 768198 (83,543)

Barclays Capital Nominees Limited
(1,573,629)

Barclays Nominees Monument R97:
(444)

Barclays Trust Co as Exec/Adm
(1,333)

Barclays Trust Co E99
(444)

Barclayshare Nominees Ltd:
(18,623)

BNP Paribas:
(81,663)

BNY (OCS) Nominees Ltd:
A/c 221476 (96,826)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (224,054); A/c 16669 (57,781); A/c 18243 (53,878); A/c 19518 (68,363); A/c 19519 (596,802); A/c 19520 (139,336); A/c 20947 (12,531,755); A/c 21359 (362,261);
A/c 25772 (178,507); A/c 27793 (27,149); A/c 27795 (40,623); A/c 27797 (57,615); A/c 27799 (111,781); A/c 27800 (176,916); A/c 28270 (146,354); A/c 28270 (248,111);
A/c 35506 (4,831); A/c 35950 (148,459)

CIBC Mellon Global Securities:
(57,307)

Citibank:
A/c 6010064440 (30,342); A/c 6010613363 (377,416); A/c 6010640794 (100,296); A/c 6010782807 (104,123)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

EXPORT
A/c Export (14,642)

HSBC:
A/c 813168 (260,786); A/c 814537 (35,107); A/c 845315 (9,847);

HSBC Nominees:
A/c 824628 (97,473)

Investors Bank and Trust Co:
(988,285); (5,644); (86,940); (11,422); (94,549); (537,661); (21,902);
(456,206); (4,631); (2,018,362); (792,163); (2,276,329); (371,205); (22,677)

JP Morgan (BGI Custody):
A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (133,125);
A/c 16338 (22,181); 16341 (232,108); A/c 16341 (424,659); A/c 16344 (148,798);
A/c 16345 (248,363); A/c 16400 (4,270,369); A/c 16612 (78,612); A/c 16621
(53,085); A/c 16644 (141,998); A/c 16901 (38,820); A/c 18409 (293,813);
A/c 19198 (5,408); A/c 19514 (28,346); A/c 27795 (99,004); A/c 27799 (264,024);
A/c 27803 (12,984); A/c 28166 (1,238,868); A/c 29514 (285,999);

JPM Frankfurt:
A/c 27717 (211,434);

JPMorgan Chase Bank:
(167,491); (233,235); (162,243); (4,427); (273,330); (26,713); (221,074);
(70,950); (563); (246,282); (66,985); (18,772); (11,462); (44,779); (96,446);
(87,044); (53,297); (54,183); (215,455); (44,230); (4,428); (2,782); (12,166)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (33,307)

Mellon Bank:
ABGFZ872482 (1,116,114); A/c TGGF0003002 (42,076);

Mellon Trust - Boston & SF:
(122,546); (54,970);

Mellon Trust of New England:
(152,053);

Midland Bank (HSBC Bank PLC):
A/c 772823 (695,898)

Mitsubishi Trust International:
(46,405); (2,549);

Nordea Bank
A/c 213922 (73,304)

Northern Trust:
A/c BCP04 (27,958); A/c BOT12 (2,200): A/c CVS21 (312,423); A/c SC006 (126,852); A/c TNF01 (103,952); A/c TRG01 (77,695); A/c USF06 (84,971); A/c USF12 (546,382);

Northern Trust Bank - BGI SEPA:
(164,097); (40,532); (195,098);

R C Greig Nominees Limited:
A/c BL1 (12,390); A/c CM1 (7,685); GP1 (31,436); A/c SA1 (13,270);

State Street:
(7,360); (14,642); A/c 2RJ2 (54,361); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B3 (13,795); A/c N3B6 (48,201); A/c N3YL (12,857); A/c N3YZ (10,232); A/c NE5W (13,468); A/c X346 (24,613);

State Street Boston:
(283,623); (34,044);

Sumitomo TB:
(24,034);

The Northern Trust Co
(73,342)

UBS:
A/c 370607.S1 (10,491);

Wells Fargo Seattle - Wire Ban:
(6,890);

Zeban Nominees Limited:

(21,885)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

15 April 2005

11. Date company informed

18 April 2005

12. Total holding following this notification

47,203,666

13. Total percentage holding of issued class following this notification

11.97%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

20 April 2005

END
HOLZGGZDMMVGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:4150L
William Hill PLC
22 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(56,711); A/c 1472368 (187,133); A/c 2173520 (262,739); A/c 4239749 (253,567); A/c 4240060 (69,815)

Bank of New York:
A/c 214074 (45,379); A/C 214075 (1,341,157); A/c 221428 (180,733); A/c 367748 (987,151); A/c 392067 (1,096,550); A/c 392177 (91,582); A/c 768198 (83,543)

Barclays Capital Nominees Limited
(2,406,763)

Barclays Nominees Monument R97:
(444)

Barclays Trust Co as Exec/Adm
(1,333)

Barclayshare Nominees Ltd:
(18,623)

BNP Paribas:
(81,663)

BNY (OCS) Nominees Ltd:
A/c 221476 (96,826)

BT Globenet Nominees Ltd:
A/c 501577191 (68,277)

Chase Nominees Ltd:
A/c 16376 (224,054); A/c 16669 (57,781); A/c 18243 (53,878); A/c 19518 (68,363);
A/c 19519 (596,802); A/c 19520 (139,336); A/c 20947 (12,531,755); A/c 21359
(362,261);
A/c 25772 (178,507); A/c 27793 (27,149); A/c 27795 (39,401); A/c 27797 (57,615);
A/c 27799 (111,781); A/c 27800 (176,916); A/c 28270 (146,354); A/c 28270
(248,111);
A/c 35506 (4,831); A/c 35950 (148,459)

CIBC Mellon Global Securities:
(47,307)

Citibank:
A/c 6010064440 (30,342); A/c 6010613363 (377,416); A/c 6010640794 (100,296); A/c
6010782807 (104,123)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

EXPORT
A/c Export (14,642)

HSBC:
A/c 813168 (260,786); A/c 814537 (35,107); A/c 845315 (9,847);

HSBC Nominees:
A/c 824628 (97,473)

Investors Bank and Trust Co:
(988,285); (5,644); (86,940); (11,422); (537,661); (371,205); (21,902); (456,206); (4,631); (2,018,362); (94,549); (2,276,329); (802,943); (22,677)

JP Morgan (BGI Custody):
A/c 16256 (96,446); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (133,125); A/c 16338 (22,181); 16341 (232,108); A/c 16341 (424,659); A/c 16344 (148,798); A /c 16345 (248,363); A/c 16400 (4,270,369); A/c 16612 (78,612); A/c 16621 (53,085); A/c 16644 (141,998); A/c 16901 (38,820); A/c 18409 (293,813); A/c 19198 (5,408); A/c 19514 (28,346); A/c 27795 (99,004); A/c 27799 (264,024); A/c 27803 (12,984); A/c 28166 (1,238,868); A/c 29514 (285,999);

JPM Frankfurt:
A/c 27717 (211,434);

JPMorgan Chase Bank:
(167,491); (233,235); (563); (162,243); (4,427); (273,330); (26,713); (221,074); (70,950); (563); (246,282); (66,985); (18,772); (11,462); (44,779); (96,446); (87,044); (53,297); (54,183); (215,455); (44,230); (4,428); (2,782); (12,166)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(59,844);

Mellon:
A/c DIRF0100002 (33,307)

Mellon Bank:
ABGFZ872482 (1,116,114); A/c TGGF0003002 (42,076);

Mellon Trust - Boston & SF:
(122,546); (54,970);

Mellon Trust of New England:
(152,053);

Midland Bank (HSBC Bank PLC):
A/c 772823 (695,898)

Mitsubishi Trust International:
(46,405); (2,549);

Nordea Bank
A/c 213922 (73,304)

Northern Trust:
A/c BCP04 (27,958); A/c BOT12 (2,200): A/c CVS21 (312,423); A/c SC006 (126,852); A/c TNF01 (103,952); A/c TRG01 (77,695); A/c USF06 (84,971); A/c USF12 (546,382);

Northern Trust Bank - BGI SEPA:
(164,097); (40,532); (195,098);

R C Greig Nominees Limited:
A/c BL1 (12,390); A/c CM1 (7,685); GP1 (31,436); A/c SA1 (13,770);

State Street:
(7,360); (14,642); A/c 2RJ2 (54,361); A/c HKNA (8,655); A/c JD12 (199,189); A/c N3B3 (13,795); A/c N3B6 (48,201); A/c N3YL (12,857); A/c N3YZ (10,232); A/c NE5W (13,468); A/c X346 (24,613);

State Street Boston:
(283,623); (34,044);

Sumitomo TB:
(24,034);

The Northern Trust Co
(73,342)

UBS:
A/c 370607.S1 (10,491);

Wells Fargo Seattle - Wire Ban:
(6,890);

Zeban Nominees Limited:
(21,885)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

Not advised

11. Date company informed

22 April 2005

12. Total holding following this notification

48,077,952

13. Total percentage holding of issued class following this notification

12.19%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

22 April 2005

END
HOLKGGZDZZNGKZM

Stock Exchange Announcement

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William Hill PLC - Annual Report and Accounts

RNS Number:5175L
William Hill PLC
26 April 2005

Regulatory Announcement

William Hill plc - Annual Report & Accounts

William Hill plc
26 April 2005

FOR IMMEDIATE RELEASE

William Hill plc Shareholder Documentation

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

- Annual Report & Accounts 2004
- Notice of Annual General Meeting 2005
- Proxy form relating to the Annual General Meeting

The Annual General Meeting will be held at 11am on Thursday, 19th May 2005 at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen

Street, London WC2B 5DA

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSPKAKPKBKDNQB

Stock Exchange Announcement

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Stanley Leisure PLC - Retail betting operations

RNS Number:3251M
Stanley Leisure PLC
16 May 2005

FOR IMMEDIATE RELEASE

16 May 2005

STANLEY LEISURE plc

SALE OF RETAIL BOOKMAKING OPERATIONS

Stanley Leisure agrees the sale of its retail bookmaking operations to William Hill for £504 million

Stanley Leisure plc ('Stanley') announces that it has today agreed to sell its retail bookmaking operations ('Retail Bookmaking') to William Hill PLC ('William Hill') for cash consideration of £504 million (the 'Transaction').

* Sale price for Retail Bookmaking represents a multiple of 13.5 times EBITDA for the year ended 2 May 2004

* Completion of the Transaction expected in June 2005

* Review of appropriate capital structure in light of capital expenditure requirements and potential investment opportunities expected to lead to a substantial return of funds to shareholders

* Following the passing of the Gambling Act 2005, excellent growth prospects for Stanley's gaming business based on: the increase in the number

of gaming machines allowed in casinos; the lifting of the 24-hour membership rule; and the relaxation of the restrictions on casino advertising

Bob Wiper, Chief Executive of Stanley, commented: 'We are delighted to announce the sale of our retail betting operations on terms which unlock substantial value for our shareholders. In particular, we believe that the price, which reflects the significant synergies available to William Hill, is a very attractive one. Going forward, we shall be focusing on our market-leading gaming assets where we see a number of opportunities for organic growth and value-enhancing investment.'

This summary should be read in conjunction with the full text of the following announcement.

A conference call for analysts and investors will be held today at 11.00am (UK time). Please contact Bernadette Ocampo at gcg Hudson Sandler on 020 7796 4133 or email bernadette.ocampo@hsgcg.com to obtain the conference call details.

Contacts:

Stanley Leisure plc	020 7796 4133 on 16 May 2005 and 0151 237 6000 thereafter
Bob Wiper - Chief Executive Officer	
Colin Child - Finance Director	
JPMorgan Cazenove	020 7588 2828
Duncan Hunter	
Edward Banks	
David Clasen	
gcg Hudson Sandler	020 7796 4133
Michael Sandler	

Noemie de Andia

JPMorgan Cazenove Limited ('JPMorgan Cazenove'), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Stanley and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Stanley for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

16 May 2005

STANLEY LEISURE plc

SALE OF RETAIL BOOKMAKING OPERATIONS

Stanley Leisure agrees the sale of its retail bookmaking operations to William Hill for £504 million

Stanley Leisure plc ('Stanley') announces that it has today agreed to sell its retail bookmaking operations ('Retail Bookmaking') to William Hill PLC ('William Hill') for cash consideration of £504 million (the 'Transaction').

STANLEY'S RETAIL BOOKMAKING OPERATIONS

Retail Bookmaking operates licensed betting offices ('LBOs') throughout Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man, trading under the StanleyBet and Stanley Racing brands. The estate comprises 624 LBOs, making Stanley the UK's fourth largest LBO operator.

Retail Bookmaking's turnover for the six months ended 31 October 2004 was £797.7 million and EBITDA for the same period was £17.1 million. As at 31 October 2004, Retail Bookmaking had net assets of £247.2 million.

For the twelve months ended 2 May 2004, Retail Bookmaking's turnover was £1,365.7 million and EBITDA was £37.3 million.

The operations subject to the Transaction comprise Stanley's retail betting assets in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man. Stanley's International, internet and telebetting operations are not included in the Transaction and the Board has begun a strategic review of these businesses.

BACKGROUND TO AND REASONS FOR THE PROPOSED TRANSACTION

Stanley Leisure was founded in 1958 and floated on the London Stock Exchange in 1986. At the time of the flotation, the Company owned 117 LBOs. Since then, as well as continuing to expand organically, Stanley has significantly expanded its estate through acquisitions.

Over the last year, the estate has, on a net basis, remained unchanged at 624 LBOs and the Board has formed the view that future opportunities for additional consolidation on terms that would be attractive to Stanley's shareholders are limited.

Accordingly, Stanley has more recently focused on growing its retail bookmaking operations organically by expanding the products on offer, refurbishing and relocating existing shops and extending shop opening hours and through the roll-out of fixed odds betting terminals ('FOBTs'). Stanley's FOBT roll-out is now substantially complete, with a total of 1,364 FOBTs deployed throughout its estate.

In this context, and in the light of William Hill's continuing interest, the Board has taken the decision to crystallise the value inherent in Retail Bookmaking by means of the sale announced today.

The Board believes the agreed price, which represents a multiple of 13.5 times EBITDA for the year ended 2 May 2004, is an attractive one which fully values Retail Bookmaking.

PRINCIPAL TERMS OF THE PROPOSED TRANSACTION

Under the terms of the share purchase agreement (the 'Agreement') dated 16 May

2005 between William Hill Organization Limited (the 'Buyer'), Stanley and Stanley Overseas Holdings Limited, the Buyer has conditionally agreed to acquire the entire issued share capital of various companies that comprise Retail Bookmaking. The total consideration payable to Stanley on completion will be £504 million on a cash free and debt free basis, subject to an adjustment to reflect the working capital of Retail Bookmaking at completion, which is expected to be a small negative position.

The Buyer is assuming the UK competition risk in relation to the Transaction. The Agreement is conditional on shareholder approval by both Stanley and William Hill shareholders. Completion of the Transaction is expected in June 2005. In the event that either party's shareholder approval is not obtained by 17 June 2005, such party shall be required to pay to the other an amount of £9.2 million.

Under the terms of the Agreement, Stanley has given warranties and indemnities in respect of certain financial, property, licensing, pensions, employee, taxation and other matters, subject to agreed limitations on liability. Stanley has also agreed to various undertakings in relation to the carrying on of the Retail Bookmaking business prior to completion of the Transaction.

To allow the Buyer a period of time to undertake the UK competition clearance procedures and to effect the integration of Retail Bookmaking into the William Hill group following competition approval, Stanley and the Buyer have entered into transitional services and licence agreements. These agreements require Stanley to provide Retail Bookmaking with various services and the right to use certain brand names for an interim period after completion of the Transaction. The William Hill group will also be required to provide certain services to Stanley.

Stanley's costs associated with the Transaction, comprising taxes payable and professional fees, are expected to amount to approximately £12 million in aggregate.

IRREVOCABLE UNDERTAKINGS

Irrevocable undertakings to vote in favour of the Transaction at the extraordinary general meeting to be called to approve the Transaction (the 'EGM ') have been given by Stanley's Chairman Lord Steinberg and by Genting in

respect of their beneficial holdings of 10.8 per cent. and 20.1 per cent. of Stanley's issued share capital respectively.

The irrevocable undertaking provided by Genting will cease to be binding if the directors of Stanley withdraw their recommendation in support of the Transaction or if a higher offer is received by Stanley for Retail Bookmaking or if any person (other than Genting) announces an intention to make an offer for the entire issued share capital of Stanley which is not subject to a pre-condition other than the pre-condition that the resolution to approve the Transaction at the EGM is not passed by Stanley's shareholders.

RETURN OF CAPITAL TO STANLEY SHAREHOLDERS

It is the Board's practice to ensure that Stanley maintains an efficient Group balance sheet. Accordingly, the Board has initiated a review of the appropriate capital structure for the Group following the Transaction in the light of its expected capital expenditure requirements and potential investment opportunities. Subject to the outcome of this review, the Board expects to make a substantial return of capital to shareholders. The Group's existing banking facilities are being amended to allow for such a return and a further announcement will be made immediately following completion of the Transaction.

Prior to any such return of capital, the net proceeds from the Transaction will be used to repay existing indebtedness with the balance placed on deposit.

CURRENT TRADING

On 5 January 2005, Stanley announced that it expected Group profits for the year ended 1 May 2005 to be broadly in line with the previous financial year.

Since then, the Group's London and provincial casinos, including Star City, have continued to perform in line with the revised expectations. Some of the unpaid gaming debts incurred earlier in the year have now been collected and the Group remains confident of collecting materially all of them in due course.

However, unfavourable horseracing and football results have continued throughout the second half of the Group's financial year. Whilst machine income has continued to grow, this has not been sufficient to offset the effect of these

sporting results and consequently the board now expects profits for the Group as a whole to be marginally below the previous year.

PROSPECTS FOR THE CONTINUING GROUP

Following the disposal of Retail Bookmaking, the Board will focus on Stanley's Gaming Division. Stanley is the UK's largest casino operator with 41 casinos and the Board believes that this business has excellent growth prospects. In particular, in light of the Gambling Act 2005, the Board expects significant growth to arise from the increase in the number of gaming machines allowed in casinos, the lifting of the 24-hour membership rule and the relaxation of the restrictions on casino advertising. Furthermore, Stanley is in a strong position to develop a significant number of the 17 additional casinos envisaged by the Gambling Act.

Contacts:

Stanley Leisure plc	020 7796 4133 on 16 May 2005 and 0151 237 6000 thereafter
Bob Wiper - Chief Executive Officer	
Colin Child - Finance Director	
JPMorgan Cazenove	020 7588 2828
Duncan Hunter	
Edward Banks	
David Clasen	
gcg Hudson Sandler	020 7796 4133
Michael Sandler	
Noemie de Andia	

JPMorgan Cazenove Limited, which is authorised and regulated in the United

Kingdom by the Financial Services Authority, is acting for Stanley and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Stanley for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISIIFVRERIRLIE

Stock Exchange Announcement

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Office of Fair Trade - Merger Update

RNS Number:3508M
Office of Fair Trading
16 May 2005

INVITATION TO COMMENT

ANTICIPATED ACQUISITION BY WILLIAM HILL PLC OF STANLEY LEISURE PLC

The Office of Fair Trading is considering whether arrangements are in progress or in contemplation which, if carried into effect, will result in the creation of a relevant merger situation under the merger provisions of the Enterprise Act 2002. Should it be found to be a relevant merger situation, the OFT will further consider whether the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services that warrants reference to the Competition Commission for investigation and report.

Affected Sector: Betting.

Please send written representations about any competition or public interest issues to:

Ms Ingrid Nitsche
Office of Fair Trading
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX
FAX: 020-7211-8916

to arrive by 30 May 2005.

END

This information is provided by RNS
The company news service from the London Stock Exchange

MERSFWFLMSISEFI

Stock Exchange Announcement

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William Hill PLC - Result of AGM

RNS Number:5495M
William Hill PLC
19 May 2005

19 May 2005

William Hill PLC
AGM Resolutions

William Hill PLC (the 'Company') confirms that all resolutions proposed at the Annual General Meeting held on Thursday 19 May 2005 at 11.00 at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA and set out in the notice of meeting dated 25 April 2005 were duly passed.

The Company has submitted two copies of the resolutions passed at the meeting (other than resolutions concerning ordinary business) to the UK Listing Authority and these documents will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. 0207 7676 1000

All resolutions proposed at the AGM were carried on a show of hands. The proxy figures for the resolutions will shortly be displayed on the Company's corporate website - www.williamhillplc.co.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RAGEAPSNFDASEFE

Stock Exchange Announcement

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William Hill PLC - Director Shareholding

RNS Number:7626M
William Hill PLC
25 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

William Hill PLC

2. Name of director

Tom Singer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of option under the William Hill PLC Savings Related Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

25 May 2005

18. Period during which or date on which exercisable

1 August 2008 to 1 February 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

2073 ordinary shares of 10p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

457p

22. Total number of shares or debentures over which options held following this notification

427,778 (Executive Director Incentive Plan)
48,090 (Long-Term Incentive Plan)
7,350 (SAYE)

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Helen Grantham (tel. 020 8918 3769)

25. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of Notification

25 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
RDSGGGZKVKMGKZM

Stock Exchange Announcement

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William Hill PLC - Doc re. Acquisition

RNS Number:9592M
William Hill PLC
31 May 2005

31 May 2005

For immediate release

William Hill PLC ('William Hill')

Shareholders' Circular and Notice of Extraordinary General Meeting ('EGM')

William Hill has today posted a circular to all its shareholders (the 'Circular ') setting out, among other things, the details, and actions to be taken, in relation to its proposed acquisition of Stanley Leisure plc's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man (the 'Acquisition') as outlined in the announcement on 16 May 2005 and its proposed performance share plan (the 'Performance Share Plan').

As described in the Circular, the Acquisition and the Performance Share Plan require the approval of William Hill's Shareholders at its EGM on 17 June 2005.

A copy of the Circular which contains the notice of the EGM has been submitted to the UK Listing Authority. It will be available for inspection at both Freshfields Bruckhaus Deringer, which is situated at 65 Fleet Street, London EC4Y 1HS and the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000 from 1 June 2005.

The EGM will be held at 11.00a.m. on 17 June 2005, at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA.

Any term used but not defined in this announcement is as defined in the Circular.

Enquiries:

William Hill PLC	(020) 8918 3910
David Harding	
Tom Singer	
Citigroup	(020) 7986 4000
David Wormsley	
Jan Skarbek	
Brunswick Group Limited	(020) 7404 5959
James Bradley	
William Cullum	

Citigroup Global Markets Limited ('Citigroup') is acting for William Hill and no -one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than William Hill for providing the protections afforded to clients of Citigroup or for providing advice in relation to these matters.

END

DOCQFLFXEEBLBBZ

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:0589N
William Hill PLC
02 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
936,700	FII	BANK OF NEW YORK EUROPE LDN Total
1,073,000	FII	JP MORGAN, BOURNEMOUTH Total
125,300	FIJ	MASTER TRUST BANK OF JAPAN Total
326,600	FIL	BANK OF NEW YORK BRUSSELS Total
8,400	FIL	BNP PARIBAS, PARIS (C) Total

844,152	FIL	BROWN BROS HARRIMN LTD LUX Total
265,360	FIL	JP MORGAN, BOURNEMOUTH Total
346,000	FIL	NATIONAL ASTL BK MELBOURNE Total
143,800	FIL	NORTHERN TRUST LONDON Total
82,872	FIL	STATE STR BK AND TR CO LNDN (S Total)
27,192,989	FISL	JP MORGAN, BOURNEMOUTH Total
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,746,043	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
551,300	FMRCO	STATE STREET BANK AND TR CO Total
152,600	FMTC	BANK OF NEW YORK Total
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
159,000	FMTC	JP MORGAN CHASE BANK Total
231,500	FMTC	NORTHERN TRUST CO Total
724,827	FMTC	STATE STREET BANK AND TR CO Total
2,360,798	FPM	BANK OF NEW YORK BRUSSELS Total
135,400	FPM	BANK OF NEW YORK EUROPE LDN Total
199,800	FPM	BANKERS TRUST LONDON Total
12,100	FPM	CHASE MANHATTAN LONDON Total
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
312,300	FPM	CITIBANK LONDON Total
117,000	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
505,100	FPM	JP MORGAN, BOURNEMOUTH Total
45,700	FPM	JP MORGAN CHASE BANK Total
780,700	FPM	MELLON BANK Total
99,800	FPM	MIDLAND SECURITIES SERVICES Total
4,053,951	FPM	NORTHERN TRUST LONDON Total
1,206,620	FPM	STATE STR BK AND TR CO LNDON (S Total)
59,279,047		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

3,849,754

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

1st June 2005

12. Total holding following this notification

59,279,047

13. Total percentage holding of issued class following this notification

15.03%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

2nd June 2005

....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLMGGGVMZRGKZM

Stock Exchange Announcement

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Fidelity Int Ltd - SAR 5 - William Hill PLC

RNS Number:0598N
Fidelity International Ltd
2 June 2005

FORM SAR 5

Date of disclosure...02 June 2005....

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ('SARs')

Date of sale......01 June 2005...

Sale of......William Hill Plc............................(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
.Ordinary Shares....	...168,100......shares	.n/a................
(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
.59,110,947....(14.99%)	.n/a...........(%)	.59,110,947..(14.99%)

(3) Party making disclosure....FMR Corp and Fidelity International Limited..

(4) (a) Name of person selling shares or rights over shares
FMR Corp. and/or one or more of its direct or indirect subsidiaries and Fidelity International Limited and/or one or more of its direct and indirect subsidiaries, on behalf of client

and, if different, beneficial owner.........N/A..................

(b) Names of any other persons acting by agreement or understanding (see SAR 5).......N/A..................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory)......Catherine Chau.........................

Telephone and extension number......Kerrie Barnett 01737 837 148...........

Note: The resultant total percentage holding of voting shares and rights over shares is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail: monitoring@disclosure.org.uk

END

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Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:1536N
William Hill PLC
03 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
936,700	FII	BANK OF NEW YORK EUROPE LDN Total
1,073,000	FII	JP MORGAN, BOURNEMOUTH Total
125,300	FIJ	MASTER TRUST BANK OF JAPAN Total
326,600	FIL	BANK OF NEW YORK BRUSSELS Total
8,400	FIL	BNP PARIBAS, PARIS (C) Total

844,152	FIL	BROWN BROS HARRIMN LTD LUX Total
265,360	FIL	JP MORGAN, BOURNEMOUTH Total
346,000	FIL	NATIONAL ASTL BK MELBOURNE Total
143,800	FIL	NORTHERN TRUST LONDON Total
82,872	FIL	STATE STR BK AND TR CO LNDN (S Total)
27,192,989	FISL	JP MORGAN, BOURNEMOUTH Total
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,746,043	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
551,300	FMRCO	STATE STREET BANK AND TR CO Total
152,600	FMTC	BANK OF NEW YORK Total
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
159,000	FMTC	JP MORGAN CHASE BANK Total
231,500	FMTC	NORTHERN TRUST CO Total
556,727	FMTC	STATE STREET BANK AND TR CO Total
2,360,798	FPM	BANK OF NEW YORK BRUSSELS Total
135,400	FPM	BANK OF NEW YORK EUROPE LDN Total
199,800	FPM	BANKERS TRUST LONDON Total
12,100	FPM	CHASE MANHATTAN LONDON Total
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
312,300	FPM	CITIBANK LONDON Total
117,000	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
505,100	FPM	JP MORGAN, BOURNEMOUTH Total
45,700	FPM	JP MORGAN CHASE BANK Total
780,700	FPM	MELLON BANK Total
99,800	FPM	MIDLAND SECURITIES SERVICES Total
4,053,951	FPM	NORTHERN TRUST LONDON Total
1,206,620	FPM	STATE STR BK AND TR CO LNDON (S Total)
59,110,947		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

168,100

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

3rd June 2005

12. Total holding following this notification

59,110,947

13. Total percentage holding of issued class following this notification

14.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

3rd June 2005
....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLFGGGVVFFGKZM

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William Hill PLC - Doc re. Acquisition

RNS Number:1697N
William Hill PLC
06 June 2005

6 June 2005

For immediate release

William Hill PLC ("William Hill")

Shareholders' Circular

William Hill posted a circular to its shareholders (the "Circular") on 3 June 2005 providing additional information further to the shareholder circular dated 31 May 2005, in relation to its proposed acquisition of Stanley Leisure plc's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man.

A copy of the Circular has been submitted to the UK Listing Authority. It is available for inspection at both Freshfields Bruckhaus Deringer, which is situated at 65 Fleet Street, London EC4Y 1HS and the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000 from today.

Enquiries:

William Hill PLC (020) 8918 3910
David Harding

Tom Singer

Citigroup (020) 7986 4000
David Wormsley
Jan Skarbek

Brunswick Group Limited (020) 7404 5959
James Bradley
William Cullum

Citigroup Global Markets Limited ("Citigroup") is acting for William Hill and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than William Hill for providing the protections afforded to clients of Citigroup or for providing advice in relation to these matters.

END

DOCKQLBBEQBXBBZ

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:5176N
William Hill PLC
13 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   William Hill PLC

2. Name of shareholder having a major interest

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment

companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
936,700	FII	BANK OF NEW YORK EUROPE LDN Total
1,095,199	FII	JP MORGAN, BOURNEMOUTH Total
125,300	FIJ	MASTER TRUST BANK OF JAPAN Total
326,600	FIL	BANK OF NEW YORK BRUSSELS Total

8,400	FIL	BNP PARIBAS, PARIS (C) Total
808,152	FIL	BROWN BROS HARRIMN LTD LUX Total
265,360	FIL	JP MORGAN, BOURNEMOUTH Total
346,000	FIL	NATIONAL ASTL BK MELBOURNE Total
143,800	FIL	NORTHERN TRUST LONDON Total
82,872	FIL	STATE STR BK AND TR CO LNDN (S Total)
27,556,375	FISL	JP MORGAN, BOURNEMOUTH Total
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,746,043	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
551,300	FMRCO	STATE STREET BANK AND TR CO Total
152,600	FMTC	BANK OF NEW YORK Total
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
159,000	FMTC	JP MORGAN CHASE BANK Total
231,500	FMTC	NORTHERN TRUST CO Total
556,727	FMTC	STATE STREET BANK AND TR CO Total
2,360,798	FPM	BANK OF NEW YORK BRUSSELS Total
135,400	FPM	BANK OF NEW YORK EUROPE LDN Total
199,800	FPM	BANKERS TRUST LONDON Total
12,100	FPM	CHASE MANHATTAN LONDON Total
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
312,300	FPM	CITIBANK LONDON Total
117,000	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
505,100	FPM	JP MORGAN, BOURNEMOUTH Total
45,700	FPM	JP MORGAN CHASE BANK Total
780,700	FPM	MELLON BANK Total
99,800	FPM	MIDLAND SECURITIES SERVICES Total
4,053,951	FPM	NORTHERN TRUST LONDON Total
1,206,620	FPM	STATE STR BK AND TR CO LNDON (S Total)
59,460,532		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

349,585

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary 10p shares

10. Date of transaction

   Not Stated

11. Date company informed

   13th June 2005

12. Total holding following this notification

   59,460,532

13. Total percentage holding of issued class following this notification

   15.08%

14. Any additional information

   None

15. Name of contact and telephone number for queries

   Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

   Helen Grantham, Company Secretary

Date of notification

13th June 2005

....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGGGMVRFMGKZM

Stock Exchange Announcement

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Stanley Leisure PLC - Result of EGM

RNS Number:7250N
Stanley Leisure PLC
17 June 2005

For immediate release

17 June 2005

Stanley Leisure plc

Proposed sale of Retail Bookmaking Operations

EGM resolution passed

The Board of Stanley Leisure plc ('Stanley') announces that the resolution proposed today at the EGM of Stanley shareholders in respect of the disposal of the Retail Bookmaking Operations was duly passed.

In addition, at the EGM of William Hill PLC shareholders earlier today, the resolution in respect of the acquisition of Stanley's Retail Bookmaking Operations was duly passed.

In accordance with the Sale and Purchase Agreement dated 16 May 2005, the Transaction is scheduled to complete at midnight on 18 June 2005.

The proxy figures for the resolution will shortly be displayed on Stanley's corporate website, www.stanleyleisure.com.

Copies of the resolution passed at the Company's EGM have been submitted to the UK Listing Authority. This document will be available from today for inspection at the UKLA's Document Viewing Facility, which is situated at:

UK Listing Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Terms defined in the circular to Stanley shareholders of 27 May 2005 have the same meaning herein, unless the context requires otherwise.

Enquiries:

Stanley Leisure	0151 237 6000
Bob Wiper - Chief Executive	
Colin Child - Finance Director	
JPMorgan Cazenove	020 7588 2828
Edward Banks	
David Clasen	
gcg hudson sandler	020 7796 4133
Michael Sandler	
Noemie de Andia	

This information is provided by RNS
The company news service from the London Stock Exchange

END

REGPKOKQBBKDKAD

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William Hill PLC - EGM Statement

RNS Number:7254N
William Hill PLC
17 June 2005

17 June 2005

For immediate release

William Hill PLC ('William Hill' or the 'Company')
Announcement of Results of Extraordinary General Meeting ('EGM')

William Hill announces that the resolution to approve the acquisition of Stanley Leisure plc's ('Stanley Leisure') retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man (the ' Acquisition') and the resolution to approve the performance share plan were passed by the Company's shareholders at the EGM held earlier today.

In addition, Stanley Leisure's shareholders approved at an extraordinary general meeting held earlier today the disposal of Stanley Leisure's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man to William Hill.

The acquisition is expected to complete on Saturday 18 June 2005.

The Office of Fair Trading is currently reviewing the Acquisition and is expected to provide its decision in due course. William Hill received regulatory clearance in respect of the Acquisition from the Irish competition authorities on 2 June 2005.

Copies of the resolutions passed at the Company's EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14

5HS (telephone number 020 7676 1000), during normal business hours on any weekday (public holidays excepted).

All resolutions proposed at the Company's EGM were carried on a show of hands. The proxy figures for the resolutions will shortly be displayed on the Company's corporate website, www.williamhillplc.co.uk.

Enquiries:

William Hill PLC David Harding Tom Singer	(020) 8918 3910
Citigroup David Wormsley Jan Skarbek	(020) 7986 4000
Brunswick Group Limited James Bradley William Cullum	(020) 7404 5959

Citigroup Global Markets Limited ('Citigroup') is acting for William Hill and no -one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than William Hill for providing the protections afforded to clients of Citigroup or for providing advice in relation to these matters.

END

REGEAAKXFLDSEFE

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:7666N
William Hill PLC
20 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
936,700	FII	BANK OF NEW YORK EUROPE LDN Total
1,095,199	FII	JP MORGAN, BOURNEMOUTH Total
125,300	FIJ	MASTER TRUST BANK OF JAPAN Total
326,600	FIL	BANK OF NEW YORK BRUSSELS Total
8,400	FIL	BNP PARIBAS, PARIS (C) Total

808,152	FIL	BROWN BROS HARRIMN LTD LUX Total
265,360	FIL	JP MORGAN, BOURNEMOUTH Total
346,000	FIL	NATIONAL ASTL BK MELBOURNE Total
143,800	FIL	NORTHERN TRUST LONDON Total
82,872	FIL	STATE STR BK AND TR CO LNDN (S Total)
27,556,375	FISL	JP MORGAN, BOURNEMOUTH Total
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,746,043	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
551,300	FMRCO	STATE STREET BANK AND TR CO Total
152,600	FMTC	BANK OF NEW YORK Total
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
159,000	FMTC	JP MORGAN CHASE BANK Total
231,500	FMTC	NORTHERN TRUST CO Total
556,727	FMTC	STATE STREET BANK AND TR CO Total
2,360,798	FPM	BANK OF NEW YORK BRUSSELS Total
135,400	FPM	BANK OF NEW YORK EUROPE LDN Total
199,800	FPM	BANKERS TRUST LONDON Total
12,100	FPM	CHASE MANHATTAN LONDON Total
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
126,700	FPM	CITIBANK LONDON Total
117,000	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
505,100	FPM	JP MORGAN, BOURNEMOUTH Total
45,700	FPM	JP MORGAN CHASE BANK Total
780,700	FPM	MELLON BANK Total
99,800	FPM	MIDLAND SECURITIES SERVICES Total
3,849,351	FPM	NORTHERN TRUST LONDON Total
1,206,620	FPM	STATE STR BK AND TR CO LNDON (S Total)
59,070,332		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

390,200

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

20th June 2005

12. Total holding following this notification

59,070,332

13. Total percentage holding of issued class following this notification

14.98%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

20th June 2005

....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Stanley Leisure PLC - Completion of Disposal

RNS Number:7535N
Stanley Leisure PLC
20 June 2005

For immediate release
20 June 2005

Stanley Leisure plc
Completion of disposal and proposed return of capital

Stanley Leisure plc is pleased to announce the completion of the disposal of its Retail Bookmaking Operations to William Hill PLC.

Following the disposal of the Retail Bookmaking Operations, John Whittaker, Managing Director of the Betting Division, will resign as a director of Stanley Leisure plc at the meeting of the Board of the Company in July. The Board thanks him for his long and distinguished contribution to the successful growth of the Group's betting business and is pleased to confirm that he will continue to be responsible for Stanley Leisure's international bookmaking operations.

As announced on 16 May 2005, the Board has been reviewing the future capital structure of the Group. Having regard for the net disposal proceeds, the Group's current indebtedness and taking account of expected capital expenditure requirements and investment opportunities, the Board announces its intention to return approximately £325m to shareholders, representing 250 pence per share.

The Group has already renegotiated its bank facilities to reflect the reduction in the scale of the Group's activities. The new facility has been agreed with minor changes to the financial covenants and allows for the return of surplus capital to shareholders. It is anticipated that following the return of capital approximately £50m of the facility will be drawn. Pending the return of capital the Group will repay its existing indebtedness and place the balance on deposit.

The Board intends that the return of capital will be structured so as to give shareholders a choice between receiving income or capital. Further details will be announced on 18 July 2005 with the Group's preliminary results for the year ended 30 April 2005. A circular to shareholders concerning the proposed return of capital is expected to be posted to all shareholders shortly thereafter. The Board expects that the return of capital will be completed by the end of September 2005.

Enquiries:

Stanley Leisure	0151 237 6000
Bob Wiper - Chief Executive	
Colin Child - Finance Director	
JPMorgan Cazenove	020 7588 2828
Duncan Hunter	
Edward Banks	
David Clasen	
gcg hudson sandler	020 7796 4133
Michael Sandler	
Noemie de Andia	

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISUBOWRVURNAAR

Stock Exchange Announcement

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William Hill PLC - Director Shareholding

RNS Number:8487N
William Hill PLC
21 June 2005

21 June 2005

WILLIAM HILL PLC ('the Company')

NOTIFICATION OF INTERESTS OF DIRECTORS

Following approval by shareholders of the William Hill Performance Share Plan ('the PSP') at the Extraordinary General Meeting of the Company held on 17 June 2005, David Harding, Chief Executive, and Tom Singer, Chief Operating Officer, were yesterday granted awards under the PSP over ordinary shares of 10p each in the Company ('Shares'). Awards were in line with the details contained in the circular to shareholders dated 31 May 2005. On the same date they were allocated the Share element under the 2004 Operating Bonus Scheme. Details are set out below:

Director	Shares under PSP award (1)	Shares under 2004 Operating Bonus Scheme award (2)
David Harding	245,353	10,037
Tom Singer	184,014	5,921

1. The number of Shares under the PSP awards is the maximum number available on satisfaction in full of relevant performance targets. Subject to the achievement of those performance targets (which will be measured over a three year period) those Shares which vest under these awards can be called for during the period 20 June 2008 to 19 June 2015. No amount was paid for the grant of the award and no amount is payable on calling for Shares under the award.

2. Under the terms of the 2004 Operating Bonus Scheme two thirds of the bonus is payable in cash with one third payable in Shares to be released to the relevant individual after a three-year period ending on 20 June 2008.

Following this announcement, the interests of the Executive Directors in the Company's Share Schemes are as follows:

Director	Long Term Incentive Plan (no of shares)	Executive Director Incentive Plan (no of shares)	SAYE (no of shares)	PSP (no of shares)	2004 Operating Bonus Scheme (no of shares)
David Harding	81,508	855,556	-	245,353	10,037
Tom Singer	48,090	427,778	7,350	184,014	5,921

Helen Grantham
Company Secretary
020 8918 3769

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSMGGZVDMFGKZM

Stock Exchange Announcement

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William Hill PLC - Transaction in Own Shares

RNS Number:36740
William Hill PLC
01 July 2005

1 July 2005

WILLIAM HILL PLC

REPURCHASES OF SHARES IN CLOSE PERIOD

William Hill PLC ('William Hill' or the 'Company') announces that the Company has entered into an irrevocable arrangement with its broker, Citigroup Global Market U.K. Equity Limited ('Citigroup'), to repurchase on its behalf and within certain pre-set parameters, ordinary shares in William Hill commencing on 6th July 2005 (the 'transaction'). The sole purpose of the transaction is to reduce the capital of the Company. Citigroup has been granted the authority to repurchase up to a maximum of 4 million shares provided that the aggregate purchase price of the shares shall not in any event exceed £20 million. The authority expires on 24 August 2005. This arrangement is in accordance with Chapter 12 of the Listing Rules and William Hill's general authority to repurchase up to 39,433,611 shares.

Enquiries:

David Harding, Chief Executive Tel: 0208 918 3910

Tom Singer, Chief Operating Officer Tel: 0208 918 3910

This information is provided by RNS

The company news service from the London Stock Exchange

END
POSUAVORVBRBRAR

Stock Exchange Announcement

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William Hill PLC - Trading Statement

RNS Number:4456O
William Hill PLC
05 July 2005

Tuesday, 5 July 2005

WILLIAM HILL PLC

PRE CLOSE PERIOD TRADING STATEMENT

In its circular to shareholders dated 31 May 2005, William Hill (the 'Group') reported that in the 19 weeks ended 10 May 2005, gross win had been level with the corresponding period and operating expenses had increased 7.6% compared to the corresponding period.

In recent weeks, the Group has enjoyed improved sporting results whilst continuing to exercise tight control over costs.

Consequently, in the 26 weeks ended 28 June 2005, the Group (excluding the results of Stanley Retail Betting that was only acquired on 19 June 2005) has seen gross win remain level with the corresponding period whilst the rate of increase in operating expenses (pre-exceptional costs) has fallen to 4.4%. This performance has been achieved against a comparative period that benefited from more favourable sporting results and the Euro 2004 football championship.

The outcome for the full year will be influenced by the degree to which sporting results continue to normalise in the coming months.

Results for the 26 week period ended 28 June 2005 will be announced on 5 September 2005.

Enquiries:

David Harding, Chief Executive	Tel: 0208 918 3910
Tom Singer, Chief Operating Officer	Tel: 0208 918 3910
James Bradley/William Cullum	Tel: 0207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

TSTSSAFILSISEEW

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:0543P
William Hill PLC
19 July 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

AVIVA PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

MORLEY FUND MANAGEMENT LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd (3,775,988); Chase GA Group Nominees Ltd (8,200,664); Chase Nominees Ltd (463,465); CUIM Nominee Ltd (2,952,132); Vidacos Nominees Ltd (625,000)

5. Number of shares / amount of stock acquired

355,128

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

15 July 2005

11. Date company informed

19 July 2005

12. Total holding following this notification

16,017,249

13. Total percentage holding of issued class following this notification

4.06%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making

this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

19 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLDGGMNDLDGKZM

Stock Exchange Announcement

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William Hill PLC - Transaction in Own Shares

RNS Number:0701P
William Hill PLC
20 July 2005

20th July 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19th July 2005 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 543.85 pence per share. The highest price and lowest price paid for these shares were 545 pence and 542 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 542 pence and 545 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 393,286,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer,	Tel: 020 7404 5959

Brunswick

This information is provided by RNS
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END
POSUKVNRVSRBAAR

Stock Exchange Announcement

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William Hill PLC - Notice of Interim Results

RNS Number:4980P
William Hill PLC
29 July 2005

Friday, 29th July 2005

WILLIAM HILL PLC
NOTIFICATION OF INTERIM RESULTS

William Hill confirms that it will be announcing its results for the 26 week period ended 28 June 2005 on 5 September 2005.

Enquiries:

William Cullum, Phoebe Buckland, Brunswick   Tel: 0207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
NORUKOSRVNRBUAR

Stock Exchange Announcement

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William Hill PLC - Acquisition Clearance

RNS Number:6128P
William Hill PLC
02 August 2005

Tuesday, 2 August 2005

WILLIAM HILL PLC ('WILLIAM HILL')

OFT DECISION - STANLEY RETAIL BOOKMAKING OPERATIONS

The OFT has today announced that it has cleared William Hill's acquisition of Stanley Leisure plc's Retail Bookmaking Operations in the UK subject to suitable undertakings being agreed with William Hill to dispose of around 50 licensed betting offices ('LBOs') in agreed locations. This number is in addition to the disposal of 28 LBOs agreed with the Tote announced on 11 July 2005.

William Hill is disappointed at the level of LBOs which require disposal but is pleased that the competition process has now concluded and is looking forward to bringing the Stanley and William Hill retail businesses together.

Enquiries:

David Harding, Chief Executive Tel: 0208 918 3910

Tom Singer, Chief Operating Officer Tel: 0208 918 3910

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACQGGGGRZZKGKZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Office of Fair Trade - Merger Update

RNS Number:5977P
Office of Fair Trading
02 August 2005

Merger Decision:

COMPLETED ACQUISITION BY WILLIAM HILL PLC OF THE LICENSED BETTING OFFICE BUSINESS OF STANLEY PLC

The OFT is not referring the completed acquisition by William Hill Plc of The Licensed Betting Office Business of Stanley Plc to the Competition Commission on the information currently available to it because it is considering whether, instead of making a reference, to accept appropriate undertakings from William Hill Plc to address the competition concerns arising from the merger.

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MERSSAFSESISEEA

Stock Exchange Announcement

William Hill PLC - Director/PDMR Shareholding

RNS Number:9521P
William Hill PLC
10 August 2005

10 August 2005

William Hill PLC
Exercise of SAYE Options

William Hill PLC ('the company') announces that on 10 August 2005 Tom Singer, an executive director of the company, notified the Company that he had exercised options over 5277 ordinary shares of 10p each in the company. The options exercised were granted to Mr Singer on 19 June 2002. The options were exercised at £1.80 per share and were held in relation to the William Hill PLC Savings Related Share Option Plan.

The shares are being transferred to Mr Singer from the William Hill Holdings 2001 Employee Benefit Trust.

Following the above exercise, and the exercise of SAYE options held by certain other employees of the company, the William Hill Holdings 2001 Employee Benefit Trust holds 1,403,233 ordinary shares of 10p each in the company.

The above notification relates to a transaction notified in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries:

Helen Grantham, Company Secretary and General Counsel — Tel: 020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPKKKDBBKDKFD

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:2548Q
William Hill PLC
18 August 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
(12,102); A/c 1472368 (183,699); A/c 2173520 (245,601); A/c 258180 (15,766); A/c 258227 (234,568); A/c 4239749 (336,907); A/c 4240060 (80,953)

Bank of New York:
A/c 214074 (45,649); A/C 214075 (1,361,625); A/c 221428 (189,675); A/c 367748 (1,110,875); A/c 392067 (1,181,766); A/c 392177 (114,179); A/c 768198 (88,968)

Barclays Capital Nominees Limited
(437,554)

Barclays Nominees Monument R97:
(888)

Barclays Trust Co & Others
(444)

Barclayshare Nominees Ltd:
(18,623)

BNP Paribas:
(105,343)

BNY (OCS) Nominees Ltd:
A/c 221476 (104,018)

BT Globenet Nominees Ltd:
A/c 501577191 (61,276)

Chase Nominees Ltd:
A/c 16376 (216,774); A/c 16669 (55,961); A/c 18243 (53,878); A/c 19518 (81,177);
A/c 19519 (625,502); A/c 19520 (28,193); A/c 20947 (13,927,426); A/c 21359
(389,447);
A/c 25772 (207,821); A/c 27793 (24,584); A/c 27795 (36,713); A/c 27797 (53,463);
A/c 27799 (104,597); A/c 27800 (183,390); A/c 28270 (150,984); A/c 28270
(269,269);
A/c 35506 (7,819); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(62,337)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (97,566); A/c 6010782807 (121,329)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited

A/c ER1 (23,000)

Greig Middleton Nominees Limited
A/C GM1 (33,100); A/c GM3 (50,000)

HSBC:
A/c 813168 (316,065); A/c 814537 (30,694); A/c 845315 (9,847);

HSBC Nominees:
A/c 824628 (90,137)

IBT - Canada
(11,898)

Investors Bank and Trust Co:
(1,271,984); (76,440); (74,725); (5,644); (11,422); (28,469); (460,430); (2,022,277); (47,512); (3,906); (478,013); (3,142,164); (88,435); (4,094); (21,676); (1,112,606); (757,503)

JP Morgan (BGI Custody):
A/c 16256 (78,567); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (123,032); A/c 16338 (23,347); 16341 (463,335); A/c 16341 (209,608); A/c 16342 (49,346); A/c 16344 (168,010); A/c 16345 (284,076); A/c 16400 (4,146,475); A/c 16612 (100,657); A/c 16621 (63,601); A/c 16644 (184,745); A/c 16901 (41,396); A/c 18409 (283,247); A/c 19198 (5,408); A/c 19514 (37,180); A/c 27795 (125,410); A/c 27799 (288,653); A/c 27803 (12,083); A/c 28166 (1,189,886); A/c 29514 (341,511); A/c 36674 (1,336)

JPM Frankfurt:
A/c 27717 (288,677);

JPMorgan Chase Bank:
(25,502); (236,957); (70,950); (184,001); (4,028); (215,499); (185,249); (157,827); (53,230); (444,946); (67,952); (11,462); (41,982); (208,286); (16,961); (78,567); (9,462); (55,435); (71,661); (52,329); (55,225); (4,428); (2,782); (12,166)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(66,384);

Mellon:

A/c DIRF0100002 (31,025)

Mellon Bank:
ABGFZ872482 (1,323,660); A/c TGGF0003002 (42,076);

Mellon Trust - US Custodian:
(153,690); (53,390);

Mellon Trust of New England:
(197,951);

Midland Bank (HSBC Bank PLC):
A/c 772823 (790,073)

Mitsubishi Trust International:
(46,405); (2,549);

Nordea Bank
A/c 213922 (62,675)

Northern Trust:
A/c BCP04 (27,048); A/c BOT12 (2,200): A/c CVS21 (363,325); A/c SC006 (126,196); A/c TNF01 (120,936); A/c TRG01 (77,688); A/c USF06 (81,949); A/c USF12 (653,558);

Northern Trust Bank - BGI SEPA:
(231,859); (201,094); (52,245);

R C Greig Nominees Limited:
A/c RC1 (231,526); RC1 (74,844); A/C AK1 (88,288); A/c AK1 (18,355); A/c BL1 (16,645); A/C BL1 (3,685); A/c CM1 (10,585); CM1 (4,760); GP1 (35,236); A/C GP1 (14,460); A/c SA1 (21,435); A/c SA1 (7,501)

State Street:
(6,683); A/c 2RJ2 (41,622); A/c JD12 (190,331); A/c JFBL (120,433); A/c N3B3 (12,824); A/c N3B6 (107,049); A/c N3YL (11,953); A/c N3YZ (15,153); A/c NE5W (16,716); A/c X346 (22,882);

State Street Boston:
(30,485); (237,957)

State Street Trust of Canada:
(71,280)

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (11,318);

Zeban Nominees Limited:
(41,016)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

12 August 2005

11. Date company informed

18 August 2005

12. Total holding following this notification

51,292,048

13. Total percentage holding of issued class following this notification

13.04%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

HELEN GRANTHAM
COMPANY SECRETARY
TEL: 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

HELEN GRANTHAM
COMPANY SECRETARY

Date of notification

18 August 2005

END
HOLZGGMRDRDGKZM

Claire Travis

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 September 2005 07:45
To: Claire Travis
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Interim Results

RNS Number:8050Q
William Hill PLC
05 September 2005

Monday, 5th September 2005

WILLIAM HILL PLC

ANNOUNCEMENT OF INTERIM RESULTS

William Hill PLC (the 'Group') today announces its results prepared under UK generally accepted accounting practice for the 26 weeks ended 28 June 2005.

Highlights include the following:

* Turnover up 30% to £5,054.5 million (2004: £3,886.6 million) and gross win up 0.3% to £383.4million (2004: £382.1million)

* Profit on ordinary activities before finance charges and exceptional charges down 6% at £123.9 million (2004: £132.5 million)

* Net cash inflow from operating activities fell 6% to £133.6 million (2004: £142.1 million), which represents 108% of operating profit before exceptional charges

* Basic adjusted earnings per share down 6% to 19.2 pence (2004: 20.4 pence)

* Interim dividend up 11% to 6.1 pence per share (2004: 5.5 pence per share) payable on 5 December 2005 to shareholders on the register on 4 November 2005

* Intention to return £200 million - £300 million to shareholders over the next 18 months via on market share buybacks

* The acquisition of Stanley Leisure plc's retail bookmaking operations ("Stanley Retail") was completed on 18 June 2005. Subject to the disposal of approximately 50 licensed betting offices ("LBO's") (in addition to 28 already sold to the Tote) to address competition concerns, the Office of Fair Trading ("OFT") has decided not to refer the acquisition to the Competition Commission. The integration of Stanley Retail into the Group is underway (save for those LBOs to be divested) and is on track to achieve the expected synergies.

* In the nine weeks ended 30 August 2005, gross win for the Group (excluding Stanley Retail) was up 5.5% as sporting results improved relative to those seen in the first five months of the year, and costs increased 2.5%

Commenting on the results, Charles Scott, Chairman, said:

"In common with other bookmakers, the Group's results in the period were adversely affected by sporting results compared to generally more favourable results and the Euro 2004 football tournament in the first half of 2004.

We continue to invest in technology across our operations and in our retail

estate. Our programme to install electronic point of sale tills and new audiovisual text systems is proceeding in accordance with our expectations and is approaching two thirds completion.

The acquisition of Stanley Leisure's retail operations substantially enhances our market position and following OFT clearance we have started to integrate the business and are planning the development work required over the medium term to improve the quality and profitability of the Stanley Retail estate.

We remain confident about the Group's future prospects and are committed to returning value to shareholders. The Board has resolved to increase the interim dividend by 11% to 6.1p per share and intends to return a further £200 million to £300 million to shareholders via share buybacks over the next 18 months".

Enquiries:

David Harding, Chief Executive	Tel: 0208 918 3910
Tom Singer, Chief Operating Officer	Tel: 0208 918 3910
James Bradley, Deborah Spencer, Brunswick	Tel: 0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling +44 (0)1452 56 12 63. The presentation will be recorded and will be available for a period of one week by dialling 0800 953 1533 (from the UK) and +44 (0)1452 55 00 00 (from outside the UK) and using the replay access number 8860331£. The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

Despite unfavourable sporting results for bookmakers for the first five months of the period and the tough comparative that included more favourable results and Euro 2004, the Group has achieved a creditable result in the first half of 2005. Retail gross win fell slightly with a reduction in over the counter gross win and amusement with prizes ('AWP') gross win largely offset by an increase in fixed odds betting terminal ('FOBT') gross win; telephone gross win fell due to the unfavourable sporting results; and interactive gross win increased primarily due to the growth of poker. In the absence of income growth, tight cost control limited the fall in operating profit.

It should be noted that the results include a contribution of ten days trading from Stanley Retail.

TRADING PERFORMANCE

Retail Channel

Retail gross win fell 0.5% (1.3% excluding Stanley Retail) compared to the comparative period, with over the counter down by 10.9% (11.6% excluding Stanley Retail) and total gross win from FOBTs and AWPs increasing 35.2% (33.7% excluding Stanley Retail). There is likely to have been some substitution between over the counter business and FOBTs although the level of substitution cannot be quantified.

The over the counter business suffered from disappointing horse racing and football results in the period, whereas the comparative period included more favourable sporting results and the Euro 2004 football championship. However theoretical margins on horseracing appear to have stabilised and since May 2005 there are signs that results have started to improve. The Group continues to increase the number of betting opportunities available to its customers and has extended trading hours by a further half an hour per day in the winter months.

The average number of FOBTs in the William Hill estate increased to 5,710 during the period (first half 2004: 3,658) and following the acquisition of Stanley Retail which had 1,494 FOBTs at the time of acquisition we expect to have around 7500 FOBTS by the year-end. The average net profit per terminal per week in the William Hill estate was £400 for the period (first half 2004: £396). The average number of AWPs in the William Hill estate during the period has fallen to 468 (first half 2004: 2,020) and following the acquisition of Stanley Retail which had 524 AWPs at the time of acquisition, we are targeting just over 550 by the year-end. These targets equate to FOBT and AWP densities of 3.5 per shop and 0.3

per shop, respectively, in those jurisdictions where FOBTs and AWPs are allowed.

Costs in the combined estate in the period increased by 4.7% (2.9% excluding Stanley). Staff costs increased due to an inflation related pay award, property costs increased due to rent reviews and pictures and data costs increased due to a combination of additional meetings and an increase in SIS charges per fixture. Equipment hire costs fell due to new FOBT supplier terms effective from May and a reduced number of AWPs.

Seventy two development and shop fitting projects were completed in the period including 15 new licences and we are targeting a similar number of projects in the second half in the combined estate. We are expecting that this will increase significantly in 2006 as we start to improve the quality of the Stanley Retail estate.

At the end of the period, we had 2,182 LBOs in the United Kingdom, 52 in the Republic of Ireland, 9 in the Channel Islands and 2 in the Isle of Man. We have since sold 28 LBOs to the Tote and as noted below we expect to sell around a further 50 LBOs to meet OFT competition concerns.

Our plans for introducing new technology into the LBOs are progressing well with the the installation of an electronic point of sale (EPOS) system and a replacement text system into existing William Hill shops expected to be completed by the end of 2005 and the upgrading of the Stanley Retail estate on to the same technology platform expected by Spring 2006. The total cash investment in respect of these projects is estimated at £54 million. To date we have installed text systems in 1,150 LBOs and EPOS in 950 LBOs.

Telephone Channel

Telephone gross win fell 17.3% against the comparative period due to adverse sporting results coupled with the relative inability to stimulate recycling amongst higher staking telephone clientele. Total active accounts remained flat at 184,000 as at 28 June 2005 (29 December 2004: 184,000).

Costs in the channel were up 6.5% over the comparative period due to increases in bank charges and a higher allocation of central technology costs.

Interactive Channel

The Interactive channel grew gross win by 17.0% over the comparative period primarily due to a 151% increase in income from poker, growth in arcade games, the introduction of William Hill TV, and a solid performance from our casino offering. Sportsbook gross win was flat compared to the comparative period.

We expanded our range of in-running betting opportunities and launched a live betting console on our Sportsbook which enables the rapid update of in running betting prices. We enhanced our single account proposition and our internet and telephone customers can now bet on sports, poker, casino and arcade from a single account. Our Arcade offering expanded to 8 games by the end of period, and has since increased to 10 games, and our mobile service is supported by 12 handsets.

William Hill TV was launched in late 2004 and now broadcasts Australian horseracing, greyhound racing, Brazilian football, Major League baseball, a weekly poker show and virtual racing. We are planning to trial William Hill TV in the shop environment later this year.

We upgraded our poker product with the addition of lower limit tables, shared guaranteed tournament prize pools of £1 million per month and re-branded our software. Thirty William Hill clients qualified for the World Series of Poker finals in Las Vegas. We also announced our own William Hill Grand Prix Tournament with a guaranteed prize pool of £450,000. The finals of the William Hill Grand Prix will be screened on William Hill TV in December 2005.

We added 19 new games to our download casinos, including 5 new games on our Boss Media European language casinos, and now offer in total over 130 games. We have paid out over £600,000 in shared progressive jackpots in the year to date.

Total active accounts increased to 316,000 as at 28 June 2004 (29 December 2004: 292,000).

Costs in the channel increased 12.1% over the comparative period due to increased marketing activities to support the growth of our poker business and to fund the costs of William Hill TV production and content.

Cost Control

Total Group costs were £183.1 million representing a 10.3% increase over the comparative period. Stripping out exceptional charges and those costs attributable to Stanley Retail, costs increased by 4.6% against the comparative period.

Exceptional Costs

Exceptional costs before tax of £9.5 million are reported in the period of which £2.7 million relates to the installation of EPOS and new text systems, £1.7 million relates to professional fees on due diligence for the acquisition of Stanley Retail, £2.8 million relates to the costs of the return of capital exercise aborted earlier in the year, and £2.3 million relates to unamortised finance fees written off on early repayment of borrowings.

By the year end, the Group expects to incur a further £15 million of exceptional costs in respect of the integration of Stanley Retail (excluding non cash asset write offs) and roll out of new technology in the William Hill estate.

STANLEY RETAIL ACQUISITION

The acquisition of Stanley Retail was completed on 18 June 2005 adding 624 LBOs to the existing William Hill estate.

Subject to William Hill providing satisfactory undertakings, the OFT has decided not to refer the acquisition to the Competition Commission. The undertakings will relate to the disposal of approximately 50 further LBOs in addition to the 28 LBOs that have already been sold to the Tote.

The headline price of the acquisition was £504 million, which after a working capital adjustment, professional fees and stamp duty resulted in total cash consideration of £508.3 million.

The book value of assets acquired of £252.1 million has been fair valued to £51.5 million. This primarily reflects the requirement of the relevant accounting standard to assess the fair value of the assets and liabilities of Stanley Retail using the Group's accounting policies and in particular to reflect in intangible assets, rather than tangible assets, the value of betting shop licences in accordance with the Group's accounting policies. In addition, 28 LBOs sold to the Tote for a total net consideration of £14.5 million are included as assets held for resale and their earnings are not included in these results. The future sale of a possible further 50 LBO's (which may include some William Hill LBOs) is not treated in the same manner and their results are consolidated as the specific LBOs to be sold have not yet been identified. On this basis, the goodwill arising on acquisition is £456.8 million and may be subject to amendment at the year end in respect of the expected sale of additional LBOs and other minor changes.

A dedicated multi-disciplinary team has been established to take control of Stanley Retail and set about the task of integrating the operation into the enlarged William Hill Group. In June and July 2005, the team's efforts were directed at taking control of the acquired business, managing the sale of 28 shops to the Tote and preparing a detailed integration plan that could be put into effect once the OFT cleared the transaction.

Post OFT clearance, the Group has started to integrate the two businesses (save in respect of those Stanley Retail LBOs to be divested). Key tasks include the harmonisation of products, prices, and betting rules; progressive re-branding of the shops; installation of the same version of electronic point of sale and audiovisual text systems currently being deployed in the William Hill estate; re-negotiation of contracts with key suppliers; and wind down of the Stanley Retail head office. The integration is expected to be substantially complete by the end of March 2006. We remain confident of achieving the £13 million of annual synergies that we expected to realise at the time of the acquisition.

COST OF CONTENT

In July 2005 the Court of Appeal agreed with the European Court of Justice ("ECJ") interpretation of the Database Directive which had previously been referred to the ECJ by the Court of Appeal in relation to the dispute with the British Horseracing Board (BHB) on the use of certain racing data. This judgement supported the Group's position. Subsequently, the BHB has decided not to challenge this judgement thus bringing to an end a dispute that commenced in 2001.

Had the BHB been successful, their database would have been the basis of a commercial deal between racing and betting that would have allowed the statutory levy scheme to end. As a result of the decision, the government has extended the Levy until 2009 and appointed a committee, under the chairmanship of Lord Donoghue, to find an alternative basis for a commercial arrangement. It is anticipated that this committee will report back to the government in late 2005.

The betting industry has contractual arrangements in place with 58 of the country's 59 race tracks for the supply of horseracing pictures into LBOs. These contracts expire between Spring 2007 and Summer 2009.

With regard to football, the Retail division continues to make a payment (£300 + VAT per LBO per annum) to the football authorities as part of an ongoing agreement. It should be noted that at the same time as delivering its judgement on the interpretation of the Database Directive in relation to horseracing, the ECJ took a similar line on three football related cases.

REGULATORY DEVELOPMENT

In April 2005 the new Gambling Act was enacted. We are advised that it is unlikely to be fully implemented before Autumn 2007 pending the setting up of the Gambling Commission.

Proposed deregulation including extended betting shop opening hours, the installation of higher payout gaming machines and the removal of the demand criteria will impact our estate. The new Act also opens up the possibility of a UK based remote gaming industry and over the next two years the government aims to establish both regulation and taxation regimes to enable this to occur. We will continue to work with our trade associations to assist the Gambling Commission to develop appropriate regulation.

DIVIDENDS AND CAPITAL STRUCTURE

The Company will pay an interim dividend of 6.1 pence per share (2004: 5.5 pence per share) on 5 December 2005 to shareholders on the register on 4 November 2005. The Board is proposing an 11% increase in the dividend notwithstanding the adverse impact of unfavourable sporting results on earnings in the period as it remains confident about the Group's future prospects.

Subsequent to receiving clearance from the OFT, the Board has given further consideration to the appropriate financing arrangements for the enlarged Group that achieves an efficient capital structure and preserves the flexibility to deal with the possibility of adverse developments in regulation and/or tax, or a downturn in trading. The Board will target a ratio of net debt to earnings before interest, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. As a result, in addition to its progressive dividend policy, the Group expects to be able to return £200 million - £300 million to shareholders over the next 18 months. The Board therefore intends to continue with the on market share buy back programme and will periodically update the market on progress and its future plans.

ADOPTION OF IFRS

The Group is well advanced in its plans to formally adopt International Financial Reporting Standards (IFRS).

The Group has prepared its financial statements for the 26 week period ended 28 June 2005 in accordance with UK generally accepted accounting practice (UK GAAP) and will adopt IFRS as the primary basis for reporting for the 52 week period ending 26 December 2006.

The Group does not expect the adoption of IFRS to have a material impact on the reporting of financial performance as compared to results prepared in accordance with UK GAAP. Furthermore, it expects no adverse impact on its tax affairs or banking arrangements resulting from the transition to reporting in accordance with IFRS.
An interim report for the 26 weeks ended 28 June 2005 prepared in accordance with IFRS will shortly be available on the Group's corporate web site www.williamhillplc.co.uk.

CURRENT TRADING

In the nine weeks ended 30 August 2005, gross win for the Group (excluding Stanley Retail) was up 5.5% with growth in all three channels and costs were up 2.5% against the comparative period.

This announcement contains certain statements that are or may be forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

William Hill PLC
Consolidated Profit and Loss Account
for the 26 weeks ended 28 June 2005

	Notes	Before exceptional items £m	Exceptional items (note 3) £m	26 weeks ended 28 June 2005 Total £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Turnover	2	5,054.5	-	5,054.5	3,886.6	8,287.7
Cost of sales		(4,756.7)	-	(4,756.7)	(3,589.7)	(7,726.3)
Gross profit	2	297.8	-	297.8	296.9	561.4
Net operating expenses		(175.9)	(7.2)	(183.1)	(166.0)	(330.4)
Operating profit	2	121.9	(7.2)	114.7	130.9	231.0
Share of associate's operating profit		2.0	-	2.0	1.6	3.1
Profit on ordinary activities before finance charges		123.9	(7.2)	116.7	132.5	234.1
Net interest payable	4	(14.0)	(2.3)	(16.3)	(11.9)	(25.2)
Other finance charges		(0.7)	-	(0.7)	(0.9)	(1.5)
Profit on ordinary activities before tax		109.2	(9.5)	99.7	119.7	207.4
Tax on profit on ordinary activities	5	(33.9)	1.8			

	Notes				26 weeks ended 29 June 2004	52 weeks ended 28 December 2004
				(32.1)	(34.5)	(57.6)
Profit on ordinary activities after tax for the financial period		75.3	(7.7)	67.6	85.2	149.8
Dividends proposed and paid	6	(23.8)	-	(23.8)	(22.4)	(65.1)
Retained profit for the financial period		51.5	(7.7)	43.8	62.8	84.7
Earnings per share (pence)						
Basic - adjusted	7			19.2	20.4	36.5
Basic	7			17.2	20.4	36.5
Diluted	7			16.9	20.0	35.9

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses for the 26 weeks ended 28 June 2005

	Notes	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Profit for the financial period		67.6	85.2	149.8
Actuarial loss recognised in the pension scheme		(5.7)	(0.6)	(10.7)
Deferred tax attributable to actuarial loss		1.7	0.2	3.2
Currency translation differences on foreign currency net investments		(0.1)	(0.1)	-
Total recognised gains and losses relating to the period		63.5	84.7	142.3
Prior period adjustment	1	(0.6)		
Total recognised gains and losses since last annual report		62.9		

William Hill PLC
Consolidated Balance Sheet
as at 28 June 2005

	29 June 2004 (restated) £m	28 December 2004 (restated) £m	Notes	28 June 2005 £m
Fixed assets				
Intangible assets - goodwill	732.3	736.2	13	1,193.9
Tangible assets	100.7	119.0		178.3
Investments	1.8	2.9		4.3
	834.8	858.1		1,376.5
Current assets				
Stocks	0.3	0.3		0.3
Debtors: amounts recoverable within one year	18.1	15.4		19.2
Debtors: amounts recoverable after one year	5.3	5.9		1.6
Assets held for resale	-	-	13	14.5
Cash at bank and in hand	60.0	60.5		160.1
	83.7	82.1		195.7
Creditors: amounts falling due within one year	(199.6)	(203.6)		(162.2)
Net current assets/(liabilities)	(115.9)	(121.5)		33.5
Total assets less current liabilities	718.9	736.6		1,410.0
Creditors: amounts falling due after more than one year	(342.3)	(447.7)		(1,075.6)
Net assets excluding pension liability	376.6	288.9		334.4
Pension liability	(30.5)	(38.5)		(43.4)
Net assets including pension liability	346.1	250.4	2	291.0
Capital and reserves				
Called-up share capital	42.2	40.5	8	40.5
Share premium account	311.3	311.3	8	311.3
Capital redemption reserve	-	1.7	8	1.7

Merger reserve	8	(26.1)	(26.1)	(26.1)
Own shares held	8	(59.3)	(37.0)	(59.3)
Profit and loss account	8	22.9	55.7	(17.7)
Equity shareholders' funds	8,9	291.0	346.1	250.4

William Hill PLC
Consolidated Cash Flow Statement
for the 26 weeks ended 28 June 2005

	Notes	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Net cash inflow from operating activities	10	133.6	142.1	247.3
Returns on investments and servicing of finance	11	(13.9)	(11.9)	(23.3)
Taxation		(26.6)	(27.9)	(57.4)
Capital expenditure and financial investment	11	(24.7)	(7.2)	(27.3)
Acquisitions	11	(501.1)	-	(3.8)
Equity dividend paid		(43.1)	(37.7)	(59.6)
Net cash (outflow)/inflow before financing		(475.8)	57.4	75.9
Financing	11	575.4	(43.8)	(61.8)
Increase in cash in the period	12	99.6	13.6	14.1

William Hill PLC

Notes to the accounts

for the 26 weeks ended 28 June 2005

1 Basis of preparation

The interim report comprises the unaudited results for the 26 weeks to 28 June 2005, comparative unaudited results for the 26 weeks ended 29 June 2004 and the audited results for the 52 weeks to 28 December 2004. The interim report has been prepared by the directors under the historical cost convention and on a basis consistent with applicable UK accounting standards. The interim report has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the 52 weeks ended 28 December 2004 with the exception of the change in policy outlined below. The interim report should therefore be read in conjunction

with the 2004 report and accounts. The comparative results for the 52 weeks ended 28 December 2004 do not constitute statutory accounts.

As encouraged by the Accounting Standards Board, the Group has adopted FRS 20 'Share-based payment' in the 26 weeks to 28 June 2005, although it is not mandatory in this period.

FRS 20 changes the basis of charging the profit and loss account for share-based remuneration. Under the provisions of FRS 20, options granted are valued and charged to the profit and loss account on the basis of fair values as calculated by an option pricing model rather than on the basis of the intrinsic value of the share on which the option was granted, as was the case previously. In addition the costs of SAYE schemes are chargeable under FRS 20 whereas formerly they were exempt. The transitional arrangements of FRS 20 also mean that all options granted before 7 November 2002 do not attract a charge.

The effect of these changes is that in the 26 weeks ended 28 June 2005 the charge under FRS 20 is £0.5m less than the charge that would have been reported under UK GAAP prior to the introduction of FRS 20 (26 weeks ended 28 June 2004 - £1.3m; 52 weeks ended 28 December 2004 - £2.1m). In addition, there is a related increase in the tax charge and a reduction of deferred tax asset of £0.2m in the 26 weeks ended 28 June 2005 (26 weeks ended 28 June 2004 - £0.4m; 52 weeks ended 28 December 2004 - £0.6m). As the deferred tax adjustment is the only one that affects cumulative reserves, £0.6m is shown as the prior period adjustment in the statement of total recognised gains and losses.

The interim report for the 26 weeks ended 28 June 2005, which was approved by a committee of the board of directors on 4 September 2005, does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the 52 week period ended 28 December 2004 were extracted from the full accounts for William Hill PLC for the 52 weeks ended 28 December 2004, which have been filed with the Registrar of Companies. The auditors' report contained therein, was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

2 Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 (restated) £m	52 weeks ended 28 December 2004 (restated) £m
Turnover			
- Retail	4,298.7	3,266.1	7,020.7
- Telephone	331.8	274.5	540.8
- Interactive	409.7	331.4	696.3
- Other activities	14.3	14.6	29.9
	5,054.5	3,886.6	8,287.7
Gross win			
- Retail	289.4	290.8	548.1
- Telephone	28.6	34.6	60.3
- Interactive	61.9	52.9	106.1
- Other activities	3.5	3.8	7.6
	383.4	382.1	722.1
Operating profit			
- Retail	89.0	97.6	165.5

- Telephone	7.8	14.0	22.1
- Interactive	31.7	24.4	51.7
- Other activities	(0.3)	0.2	(0.3)
- Central costs	(6.3)	(5.3)	(8.0)
	121.9	130.9	231.0
Exceptional costs (note 3)	(7.2)	-	-
	114.7	130.9	231.0
Net assets/(liabilities)			
- Retail	128.1	55.3	73.4
- Telephone	(1.9)	(2.0)	0.7
- Interactive	5.7	(1.0)	2.7
- Other activities	7.7	7.2	7.1
- Corporate	151.4	286.6	166.5
	291.0	346.1	250.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

2 Segmental information (continued)

Turnover of £65.0m and an operating loss of £0.4m have been consolidated into these results in respect of the Stanley Racing acquisition completed by the Group on 18 June 2005 as detailed in note 13.

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Gross win	383.4	382.1	722.1
GPT, duty, levies, VAT and other cost of sales	(85.6)	(85.2)	(160.7)
Gross profit	297.8	296.9	561.4

3 Exceptional costs

Exceptional operating costs are as follows:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Costs of implementation of EPOS and text systems 1	2.7	-	-
Costs of integration of			

Stanley acquisition [2]	1.7	-	-
Costs of aborted return of capital scheme [3]	2.8	-	-
	7.2	-	-

1. These costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

2. These costs arose from the due diligence on and the integration of Stanley Racing's LBOs and comprise primarily external consultancy costs.

3. These costs represent professional fees incurred in respect of an aborted return of capital scheme.

Exceptional interest costs are as follows:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Write off of previously capitalised bank facility fee	2.2	-	-
Breakage fee	0.1	-	-
	2.3	-	-

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.2m associated with the old facility were written off.

A tax credit of £1.8m was recognised in respect of the exceptional operating costs and interest costs in the 26 weeks ended 28 June 2005. This represented the reduction in corporation tax payable, which the Group expects to be able to make in respect of these exceptional items.

4 Net interest payable

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Interest receivable:			
Interest receivable	1.4	0.7	1.9
Interest payable and similar charges:			
Interest on bank loans and overdrafts	(15.0)	(11.7)	(25.6)
Interest on guaranteed unsecured loan notes 2005	-	(0.1)	(0.2)
Share of associate's net interest payable	-	(0.1)	-
Amortisation of finance costs	(0.4)	(0.7)	(1.3)

	(14.0)	(11.9)	(25.2)
Exceptional interest (note 3)	(2.3)	-	-
Net interest payable	(16.3)	(11.9)	(25.2)

5 Tax on profit on ordinary activities

The expected effective rate in respect of ordinary activities before exceptional costs is 31.0% (26 weeks ended 28 June 2004 - 28.8%; 52 weeks ended 28 December 2004 - 27.8%). The tax charge on ordinary activities after exceptional items has been calculated using an expected effective rate for the full year of 32.2%. This is higher than the statutory rate of 30% due to expenditure incurred for which the Group will not get tax relief. The prior periods' comparative tax rates were impacted by the utilisation of certain tax losses in those periods.

6. Dividends proposed and paid

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Equity shares:			
- interim dividend proposed/paid	23.8	22.4	22.0
- final dividend paid	-	-	43.1
	23.8	22.4	65.1
Dividend per ordinary share (pence)	6.1	5.5	16.5

The interim dividend of 6.1p (26 weeks ended 28 June 2004 - 5.5p) will be paid on 5 December 2005 to all shareholders on the register on 4 November 2005. Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 28 June 2005, the trust held 2.8m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in Treasury. The Company estimates that 390.5m shares will qualify for the interim dividend.

7. Earnings per share

The basic and diluted earnings per share are calculated based on the following data:

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Profit after tax for the financial period	67.6	85.2	149.8
Exceptional items - operating expenses	7.2	-	-
Exceptional items - interest	2.3	-	-
Exceptional items - tax credit	(1.8)	-	-
Profit after tax for the financial period before exceptional items	75.3	85.2	149.8

	Number (m)	Number (m)	Number (m)
Basic weighted average number of shares	392.1	418.4	410.1
Dilutive potential ordinary shares:			
Employee share awards and options	7.1	7.5	7.4
Dilutive weighted average number of shares	399.2	425.9	417.5

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 26 weeks ended 28 June 2005 by 13.3m (26 weeks ended 28 June 2004 - 4.5m; 52 weeks ended 28 December 2004 - 8.7m). An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

8. Reserves

	Share capital £m	Share premium account £m	Capital redemp-tion reserve £m	Merger reserve £m	Own shares held £m	Profit and loss account £m	Total £m

At 28 December 2004 (as previously reported)	40.5	311.3	1.7	(26.1)	(59.3)	(17.1)	251.0
Prior period adjustment (note 1)	-	-	-	-	-	(0.6)	(0.6)
As restated	40.5	311.3	1.7	(26.1)	(59.3)	(17.7)	250.4
Retained profit for the financial period	-	-	-	-	-	43.8	43.8
Actuarial loss recognised in the pension scheme	-	-	-	-	-	(5.7)	(5.7)
Deferred tax arising thereon	-	-	-	-	-	1.7	1.7
Expense recognised in respect of share remuneration	-	-	-	-	-	0.9	0.9
Currency translation differences	-	-	-	-	-	(0.1)	(0.1)
At 28 June 2005	40.5	311.3	1.7	(26.1)	(59.3)	22.9	291.0

8 Reserves (continued)

Own shares held at 28 June 2005 amounting to £59.3m comprise 10.5m shares (nominal value - £1.1m) held in treasury purchased for £56.1m and 2.8m shares (nominal value - £0.3m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.2m. The shares held in treasury were purchased at a weighted average price of £5.32. At 28 June 2005 the total market value of own shares held was £70.9m.

9. Reconciliation of movements in equity shareholders' funds

	28 June 2005 £m	29 June 2004 (restated) £m	28 December 2004 (restated) £m
Profit for the financial period	67.6	85.2	149.8
Other recognised gains and losses relating to the period (net)	(4.1)	(0.5)	(7.5)

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
	63.5	84.7	142.3
Dividends	(23.8)	(22.4)	(65.1)
Own shares purchased during period	-	(34.0)	(145.4)
Expense recognised in respect of share remuneration	0.9	0.4	1.2
Net addition to equity shareholders' funds	40.6	28.7	(67.0)
Opening shareholders funds (as previously reported)	251.0	317.4	317.4
Change in accounting policy	(0.6)	-	-
As restated	250.4	317.4	317.4
Closing equity shareholders' funds	291.0	346.1	250.4

10. Reconciliation of operating profit to net cash inflow from operating activities

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Operating profit	114.7	130.9	231.0
Depreciation	9.3	7.9	16.2
Profit on sale of fixed assets	(0.3)	(0.4)	(0.6)
Expense recognised in respect of share remuneration	0.9	0.4	1.2
(Increase)/decrease in debtors	(0.3)	(2.3)	0.5
Increase in creditors	8.7	8.8	1.6
Cash contributions less than/(greater than) defined benefit pension cost	0.6	(3.2)	(2.6)
Net cash inflow from operating activities	133.6	142.1	247.3

11. Analysis of cash flows

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Returns on investments and servicing of finance:			
Interest received	1.4	0.7	1.9
Interest paid	(15.3)	(12.6)	(25.2)
Net cash outflow	(13.9)	(11.9)	(23.3)
Capital expenditure and financial investment:			
Purchase of fixed assets	(25.1)	(7.8)	(28.2)
Sale of tangible fixed assets	0.4	0.6	0.9
Net cash outflow	(24.7)	(7.2)	(27.3)
Acquisitions			
Purchase of subsidiary undertaking	(509.2)	-	(3.9)
Net cash acquired with subsidiary undertaking	8.1	-	0.1
Net cash outflow	(501.1)	-	(3.8)
Financing			
Loan facilities repaid	(500.0)	(15.0)	(145.5)
Own shares purchased during period	-	(28.8)	(6.3)
Loan facilities drawn down	1,075.4	-	90.0
Net cash inflow/(outflow)	575.4	(43.8)	(61.8)

12. Analysis and reconciliation of net debt

	29 December 2004 £m	Cash flow £m	Other non-cash items £m	28 June 2005 £m
Analysis of net debt				
Cash at bank and in hand	60.5	99.6	-	160.1
Debts due within one year	(49.8)	50.0	(0.2)	-
Debts due after more than one year	(447.7)	(625.5)	(2.4)	(1,075.6)
Total	(437.0)	(475.9)	(2.6)	(915.5)

Other non-cash items of £2.6m comprise written off and amortised debt issue costs.

	26 weeks ended 28 June 2005 £m	26 weeks ended 29 June 2004 £m	52 weeks ended 28 December 2004 £m
Increase in cash in the period	99.6	13.6	14.1
Cash (inflow)/outflow from (increase)/decrease in net debt	(575.5)	15.0	(83.7)
Change in net debt resulting from cash flows	(475.9)	28.6	(69.6)
Debt issue costs written off and amortised	(2.6)	(0.7)	(1.3)
	(478.5)	27.9	(70.9)
Opening net debt	(437.0)	(366.1)	(366.1)
Closing net debt			

(915.5)	(338.2)	(437.0)

13. Acquisitions

Stanley Racing

On 18 June 2005, the Group acquired Stanley Leisure plc's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man (Stanley Racing) for total cash consideration of £508.3m including costs of £6.8m. The capitalised goodwill on this transaction was £456.8m representing licence value and goodwill. This goodwill is subject to an annual impairment review in accordance with FRS 10 and 11.

Stanley Racing earned a profit after taxation of £0.7m in the period from 2 May 2005 to 28 June 2005 (year ended 1 May 2005 - £17.3m), of which £1.1m arose in the period from 2 May 2005 to 18 June 2005. The summarised profit and loss account for the period from 2 May 2005 to 18 June 2005, shown on the basis of the accounting policies of Stanley Racing prior to the acquisition, was as follows:

	£m
Turnover	88.3
Profit on ordinary activities before tax	1.5
Tax on profit on ordinary activities	(0.4)
Profit on ordinary activities after tax	1.1

13. Acquisitions (continued)

The following table sets out the amalgamated book values of the acquired identifiable assets and liabilities of Stanley Racing and their provisional fair value to the Group:

	Book value £m	Fair value adjustments £m		Fair value to Group £m
Fixed assets				
Tangible assets	257.9	(212.0)	a,b,c	45.9
Current assets				
Stocks	0.2	(0.1)	d	0.1
Debtors and prepayments	3.0	(0.1)	b	2.9
Assets held for resale	-	14.5	b	14.5
Cash	8.1	(0.1)	b	8.0
Total assets	269.2	(197.8)		71.4
Creditors				
Creditors and accruals	(15.2)	(2.8)	b,e	(18.0)
Provisions				
Deferred tax	(1.9)	-		(1.9)
Total liabilities	(17.1)	(2.8)		(19.9)
Net assets	252.1	(200.6)		51.5
Less: cash consideration				508.3
Goodwill arising				456.8

The explanations for the provisional fair value adjustments are as follows:

a. Adjustment of £206.7m to property valuation reflecting the disaggregation of betting licence value which under Stanley Racing's accounting policy was included in tangible assets, while under the Group's accounting policy, they remain part of goodwill;

b. Adjustments to various assets and liabilities reflecting the disposal in July 2005 of 28 LBOs to the Tote for total net consideration of £14.5m;

c. Reduction of £6.6m to reflect the depreciated replacement cost of the assets and a £2.6m increase in values representing IS assets in use in Stanley Racing which were previously shown as having no net book value;

d. Adjustment of £0.1m to stock items reflecting the Group's policy in respect of certain consumables;

e. Adjustment for ante post and sleeper bets (£0.8m), dilapidations and vacant properties (£0.7m) and onerous contracts (£1.4m).

The cash consideration for the purchase of Stanley Racing comprised the headline figure of £504.0m, less adjustment for working capital of £2.5m (still subject to final agreement with Stanley Leisure plc) plus professional fees and stamp duty of £6.8m.

Although the Group is in the process of negotiating undertakings with the Office of Fair Trading to sell approximately a further 50 LBOs, no fair value adjustment has been included above for this item due to uncertainty as to which LBOs will be sold to meet this commitment.

13. Acquisitions (continued)

Other acquisition

The Group also purchased another LBO in the period for total cash consideration of £0.9m, principally representing goodwill and the value of the relevant licence. The other net assets acquired with this LBO were negligible.

Stanley Racing and other acquisition

Net cash outflows in respect of the acquisitions comprised:

	£m
Cash consideration	(509.2)
Cash at bank and in hand acquired	8.1
	(501.1)

Included in cash consideration of £509.2m is £6.8m in respect of professional fees and stamp duty.

INDEPENDENT REVIEW REPORT TO WILLIAM HILL PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 28 June 2005, which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4

issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore

provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 28 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London

5 September 2005

END
IR UUVBRVSRKRAR

Claire Travis

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 September 2005 07:04
To: Claire Travis
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9261Q
William Hill PLC
07 September 2005

7th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th September 2005 it purchased 1,400,000 of its ordinary shares of 10 pence each at an average price of 566.15 pence per share. The highest price and lowest price paid for these shares were 570 pence and 563 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 1,400,000 ordinary shares at prices between 563 pence and 570 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 391,886,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William HILL

9th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 8th September 2005 it purchased 450,000 of its ordinary shares of 10 pence each at an average price of 593.696 pence per share. The highest price and lowest price paid for these shares were 597 pence and 587 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 450,000 ordinary shares at prices between 597 pence and 587 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 390,986,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

RNS file

Sue Adler

RECEIVED
2005 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 September 2005 09:59
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1085R
William Hill PLC
12 September 2005

12th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9th September 2005 it purchased 600,000 of its ordinary shares of 10 pence each at an average price of 596.9874 pence per share. The highest price and lowest price paid for these shares were 598.50 pence and 596.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 600,000 ordinary shares at prices between 596.00 pence and 598.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 390,386,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

m Singer, Chief Operating Officer — Tel: 020 8918 3952
lliam Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Claire Travis

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 September 2005 15:12
To: Claire Travis
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:2148R
William Hill PLC
13 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
3,513,051	FPM	NORTHERN TRUST LONDON
2,152,998	FPM	BANK OF NEW YORK BRUSSELS
1,056,620	FPM	STATE STR BK AND TR CO LNDN (S
884,000	FPM	MELLON BANK
489,100	FPM	JP MORGAN, BOURNEMOUTH
199,800	FPM	BANKERS TRUST LONDON
135,400	FPM	BANK OF NEW YORK EUROPE LDN
126,700	FPM	CITIBANK LONDON
99,800	FPM	MIDLAND SECURITIES SERVICES
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
73,800	FPM	CLYDESDALE BANK PLC
45,700	FPM	JPMORGAN CHASE BANK
12,100	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
566,727	FMTC	STATE STREET BANK AND TR CO
503.100	FMTC	BROWN BROTHERS HARRIMAN AND CO
204,400	FMTC	NORTHERN TRUST CO
169,800	FMTC	BANK OF NEW YORK
159,000	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
6,914,043	FMRCO	JPMORGAN CHASE BANK
678,100	FMRCO	STATE STREET BANK AND TR CO
369,586	FMRCO	MELLON BANK N.A.
107,700	FMRCO	NORTHERN TRUST LONDON
27,920,346	FISL	JP MORGAN BOURNEMOUTH
726,932	FIL	BROWN BROS HARRIMN LTD LUX
346,000	FIL	NATIONAL ASTL BK MELBOURNE
257,400	FIL	BANK OF NEW YORK BRUSSELS
232,360	FIL	JP MORGAN, BOURNEMOUTH
100,200	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
9,700	FIL	BNP PARIBAS, PARIS (C)
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,095,199	FII	JP MORGAN, BOURNEMOUTH
779,600	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
58,852,783		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

217,549

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

13 September 2005

12. Total holding following this notification

58,852,783

13. Total percentage holding of issued class following this notification

15.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

13 September 2005

....

END
HOLGGGMLKFKGKZM

Claire Travis

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 September 2005 16:49
To: Claire Travis
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2005 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Director/PDMR Shareholding

RNS Number:2225R
William Hill PLC
13 September 2005

13 September 2005

William Hill PLC
Director/PDMR Shareholding

William Hill PLC ('the company') announces that on 13 September 2005 David Edmonds, a non executive director of the company, notified the company that, on 12 September 2005, he purchased 5,000 ordinary shares of 10p each in the company at a price of £5.9543 per share.

Mr Edmonds holds the shares beneficially.

The above notification relates to a transaction notified in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries:

Helen Grantham, Company Secretary and General Counsel   Tel: 020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPKNKBABKDKCD

To update your alert preferences, or to unsubscribe, go to
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Claire Travis

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 September 2005 07:05
To: Claire Travis
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2856R
William Hill PLC
15 September 2005

15th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th September 2005 it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 596.79 pence per share. The highest price and lowest price paid for these shares were 600.00 pence and 595.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 350,000 ordinary shares at prices between 595.50 pence and 600.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 390,036,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUSABRVBRKAAR

Rns file

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 September 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3452R
William Hill PLC
16 September 2005

16th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15th September 2005 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 599.9583 pence per share. The highest price and lowest price paid for these shares were 600 pence and 599.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 599.50 pence and 600 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 389,736,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 September 2005 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4631R
William Hill PLC
20 September 2005

20th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19th September 2005 it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 596.643 pence per share. The highest price and lowest price paid for these shares were 598 pence and 595 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 350,000 ordinary shares at prices between 595 pence and 598 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 389,386,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUKVNRVKRKAAR

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http://www.williamhillplc.co.uk

RNS

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 September 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:5299R
William Hill PLC
21 September 2005

21st September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th September 2005 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 595.25 pence per share. The highest price and lowest price paid for these shares were 596 pence and 595 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 595 pence and 596 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 389,286,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURVNRVVRKUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 September 2005 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5892R
William Hill PLC
22 September 2005

22nd September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st September 2005 it purchased 135,000 of its ordinary shares of 10 pence each at an average price of 587.50 pence per share. The highest price and lowest price paid for these shares were 589 pence and 586 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 135,000 ordinary shares at prices between 586 pence and 589 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 389,151,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUAVNRVRRKUAR

RNS

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 September 2005 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7128R
William Hill PLC
26 September 2005

26th September 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23rd September 2005 it purchased 135,000 of its ordinary shares of 10 pence each at an average price of 569.00 pence per share. The highest price and lowest price paid for these shares were 572 pence and 565 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 135,000 ordinary shares at prices between 572 pence and 565 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 389,016,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUORBRVRRKUAR

RNS

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 September 2005 12:51
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7500R
William Hill PLC
26 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
A/c 1472368 (183,699); A/c 2173520 (245,601); A/c 258180 (15,766); A/c 258227 (234,568); A/c 4239749 (339,577); A/c 4240060 (86,403)

Bank of New York:
A/c 214074 (45,649); A/c 214075 (1,361,625); A/c 221428 (189,675); A/c 367748 (977,519); A/c 392067 (1,202,613); A/c 392177 (114,179); A/c 768198 (88,968)

Barclays Capital Nominees Limited
(231,977)

Barclays Global Investors Canada
(11,898)

Barclays Trust Co & Others
(444)

BNP Paribas:
(150,792)

BNY (OCS) Nominees Ltd:
A/c 221476 (104,018)

BT Globenet Nominees Ltd:
A/c 501577191 (61,276)

Chase Nominees Ltd:
A/c 16376 (216,774); A/c 16669 (55,961); A/c 18243 (53,878); A/c 19518 (81,177);
A/c 19519 (625,502); A/c 19520 (28,193); A/c 20947 (13,859,142); A/c 21359 (389,447);
A/c 25772 (207,821); A/c 27793 (24,584); A/c 27795 (35,528); A/c 27797 (53,463);

A/c 27799 (103,909); A/c 27800 (183,390); A/c 28270 (269,269); A/c 28270 (150,984);
A/c 35506 (8,687); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(87,467)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (99,338); A/c 6010782807 (121,329); A/c 601118 (11,091)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited
A/c ER1 (23,000)

Greig Middleton Nominees Limited
A/c GM1 (33,100); A/c GM3 (50,000)

HSBC:
A/c 813168 (321,344); A/c 845315 (11,062);

IBT
A/c 583996 (494,118)

Investors Bank and Trust Co:
(71,789); (72,912); (21,153); (771,237); (1,701,795); (3,906); (28,469); (454,137); (74,725); (4,372,456); (137,672); (1,301,832); (2,016,663); (11,422); (4,094); (638,140)

JP Morgan (BGI Custody):
A/c 16256 (78,567); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (123,032); A/c 16338 (23,347); A/c 16341 (209,608); A/c 16341 (463,335); A/c 16342 (49,346); A/c 16344 (168,010); A/c 16345 (284,076); A/c 16400 (4,061,422); A/c 16612 (100,657); A/c 16621 (63,601); A/c 16644 (184,745); A/c 16901 (41,396); A/c 18409 (283,247);
A/c 19198 (5,408); A/c 19514 (37,180); A/c 27795 (125,410); A/c 27799 (288,653); A/c 27803 (12,083); A/c 28166 (1,189,886); A/c 29514 (341,511);

JPM Frankfurt:
A/c 27717 (299,5898);

JPMorgan Chase Bank:
(736,213); (12,166); (62,535); (4,028); (215,499); (157,827); (53,230); (184,001); (208,286); (25,502); (252,971); (179,126); (122); (2,782); (11,462); (55,225); (41,982); (67,651); (16,961); (52,329); (78,567); (9,462); (55,435); (4,428); (70,950)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(66,384);

Mellon:
A/c DIRF0100002 (31,025)

Mellon Bank:
ABGFZ872482 (1,334,501); A/c TGGF0003002 (42,076);

Mellon Trust - US Custodian
(30,365); (218,506)

Mellon Trust of New England:
(255,516);

Midland Bank (HSBC Bank PLC):

A/c 772823 (790,073)

Mitsubishi Trust International:
(46,405);

Nordea Bank
A/c 213922 (62,675)

Northern Trust:
A/c BCP04 (27,048); A/c BOT12 (2,200); A/c CVS21 (363,325); A/c SC006 (126,196); A/c TNF01 (120,936); A/c TRG01 (77,688); A/c USF06 (81,949); A/c USF12 (653,558);

Northern Trust Bank - BGI SEPA:
(287,309); (73,688); (332,523);

R C Greig Nominees Limited:
A/c RC1 (228,496); A/c RC1 (77,562); A/c AK1 (18,555), A/c AK1 (32,998); A/c BL1 (16,145); A/c BL1 (3,685); A/c CM1 (4,760); A/c CM1 (10,585), A/c GP1 (15,160); A/c GP1 (33,335); A/c SA1 (6,721); A/c SA1 (22,265)

State Street:
(6,683); A/c 2RJ2 (41,622); A/c JD12 (190,331); A/c JFBL (120,433) A/c N3B3 (12,824); A/c N3B6 (101,740); A/c N3YL (11,953); A/c N3YZ (15,153); A/c NE5W (16,716); A/c VE4J (291,537) A/c X346 (22,882);

State Street Boston:
(28,955); (237,957);

State Street Trust of Canada
(100,190);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (10,557); A/c 486039 (199,787)

Zeban Nominees Limited:
(41,016)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

26 September 2005

12. Total holding following this notification

54,649,656

13. Total percentage holding of issued class following this notification

14.04%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

26 September 2005

END
HOLDGGZLZVNGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 October 2005 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0600S
William Hill PLC
03 October 2005

3rd October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th September 2005 it purchased 275,000 of its ordinary shares of 10 pence each at an average price of 579.6853 pence per share. The highest price and lowest price paid for these shares were 583 pence and 575 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 275,000 ordinary shares at prices between 575 pence and 583 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 388,741,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

William Cullum/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURRBRVVRKOAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 04 October 2005 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1326S
William Hill PLC
04 October 2005

4th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3rd October 2005 it purchased 225,000 of its ordinary shares of 10 pence each at an average price of 580 pence per share. The highest price and lowest price paid for these shares were 582 pence and 578 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 225,000 ordinary shares at prices between 578 pence and 582 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 388,516,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUOVNRVARRRAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 October 2005 16:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3335S
William Hill PLC
06 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
3,511,551	FPM	NORTHERN TRUST LONDON
1,963,798	FPM	BANK OF NEW YORK BRUSSELS
1,056,620	FPM	STATE STR BK AND TR CO LNDN (S
891,900	FPM	MELLON BANK
483,400	FPM	JP MORGAN, BOURNEMOUTH
199,800	FPM	BANKERS TRUST LONDON
135,400	FPM	BANK OF NEW YORK EUROPE LDN
117,900	FPM	CITIBANK LONDON
99,800	FPM	MIDLAND SECURITIES SERVICES
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
73,800	FPM	CLYDESDALE BANK PLC
45,700	FPM	JPMORGAN CHASE BANK
12,100	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
566,727	FMTC	STATE STREET BANK AND TR CO
503.100	FMTC	BROWN BROTHERS HARRIMAN AND CO
173,200	FMTC	NORTHERN TRUST CO
169,800	FMTC	BANK OF NEW YORK
159,000	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
6,914,043	FMRCO	JPMORGAN CHASE BANK
678,100	FMRCO	STATE STREET BANK AND TR CO
369,586	FMRCO	MELLON BANK N.A.
107,700	FMRCO	NORTHERN TRUST LONDON
27,950,146	FISL	JP MORGAN BOURNEMOUTH
591,728	FIL	BROWN BROS HARRIMN LTD LUX
346,000	FIL	NATIONAL ASTL BK MELBOURNE
257,400	FIL	BANK OF NEW YORK BRUSSELS
232,360	FIL	JP MORGAN, BOURNEMOUTH
100,200	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
9,700	FIL	BNP PARIBAS, PARIS (C)
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,095,199	FII	JP MORGAN, BOURNEMOUTH
779,600	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
58,518,879		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

333,904

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

6 October 2005

12. Total holding following this notification

58,518,879

13. Total percentage holding of issued class following this notification

14.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

6 October 2005

....

END
HOLGGMGGVVRGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 October 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2763S
William Hill PLC
06 October 2005

6th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th October 2005 it purchased 750,000 of its ordinary shares of 10 pence each at an average price of 578.20 pence per share. The highest price and lowest price paid for these shares were 580.50 pence and 575 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 750,000 ordinary shares at prices between 575 pence and 580.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 387,766,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRVVRRRAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 October 2005 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3415S
William Hill PLC
07 October 2005

7th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th October 2005 it purchased 750,000 of its ordinary shares of 10 pence each at an average price of 577.83 pence per share. The highest price and lowest price paid for these shares were 580 pence and 575 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 750,000 ordinary shares at prices between 575 pence and 580 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 387,016,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNABRVURRRAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 October 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:4668S
William Hill PLC
11 October 2005

11th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 10th October 2005 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 564.602 pence per share. The highest price and lowest price paid for these shares were 571.50 pence and 560 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 560 pence and 571.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 386,716,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURUBRVURRAAA

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 October 2005 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5258S
William Hill PLC
12 October 2005

12th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th October 2005 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 563.170 pence per share. The highest price and lowest price paid for these shares were 565.00 pence and 561.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 561 pence and 565 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 386,466,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUAVNRVORRAAA

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 October 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5954S
William Hill PLC
13 October 2005

13th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th October 2005 it purchased 700,000 of its ordinary shares of 10 pence each at an average price of 555.55 pence per share. The highest price and lowest price paid for these shares were 565.00 pence and 550.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 700,000 ordinary shares at prices between 550.50 pence and 565.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 385,766,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUURBRVRRRAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 October 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:6536S
William Hill PLC
14 October 2005

14th October 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th October 2005 it purchased 220,000 of its ordinary shares of 10 pence each at an average price of 538.45 pence per share. The highest price and lowest price paid for these shares were 540.00 pence and 535.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 220,000 ordinary shares at prices between 535.00 pence and 540.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 385,546,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRVBRRAAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 October 2005 15:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7731S
William Hill PLC
17 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
3,260,251	FPM	NORTHERN TRUST LONDON
1,834,598	FPM	BANK OF NEW YORK BRUSSELS
977,920	FPM	STATE STR BK AND TR CO LNDN (S
815,100	FPM	MELLON BANK
416,800	FPM	JP MORGAN, BOURNEMOUTH
169,400	FPM	BANKERS TRUST LONDON
125,800	FPM	BANK OF NEW YORK EUROPE LDN
109,500	FPM	CITIBANK LONDON
82,800	FPM	MIDLAND SECURITIES SERVICES
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
65,400	FPM	CLYDESDALE BANK PLC
45,700	FPM	JPMORGAN CHASE BANK
12,100	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
562,527	FMTC	STATE STREET BANK AND TR CO
503.100	FMTC	BROWN BROTHERS HARRIMAN AND CO
173,200	FMTC	NORTHERN TRUST CO
169,800	FMTC	BANK OF NEW YORK
159,000	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
6,914,043	FMRCO	JPMORGAN CHASE BANK
648,900	FMRCO	STATE STREET BANK AND TR CO
369,586	FMRCO	MELLON BANK N.A.
107,700	FMRCO	NORTHERN TRUST LONDON
24,472,663	FISL	JP MORGAN BOURNEMOUTH
576,328	FIL	BROWN BROS HARRIMN LTD LUX
346,000	FIL	NATIONAL ASTL BK MELBOURNE
236,900	FIL	BANK OF NEW YORK BRUSSELS
232,360	FIL	JP MORGAN, BOURNEMOUTH
100,200	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
9,700	FIL	BNP PARIBAS, PARIS (C)
125,300	FIJ	MASTER TRUST BANK OF JAPAN
921,029	FII	JP MORGAN, BOURNEMOUTH
741,700	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
54,083,626		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

4,435,253

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

17 October 2005

12. Total holding following this notification

54,083,626

13. Total percentage holding of issued class following this notification

13.85%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

17 October 2005

....

END
HOLGGMMGKNNGKZM

RECEIVED
2006 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:8322S
William Hill PLC
18 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

AVIVA PLC and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	4,488,921*
Chase GA Group Nominees Ltd	10,960,906*
Chase Nominees Ltd	467,065*
CUIM Nominee Ltd	3,195,878*
Vidacos Nominees Ltd	625,000*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

1,482,600

6. Percentage of issued class

0.38%

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

17 October, 2005

11. Date company informed

18 October, 2005

12. Total holding following this notification

19,737,770*

*beneficial interest only

13. Total percentage holding of issued class following this notification

5.12%

14. Any additional information

Figures are based on shares in issue of 385,546,111

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

18 October 2005

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 October 2005 15:44
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8954S
William Hill PLC
19 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
2,655,751	FPM	NORTHERN TRUST LONDON
1,284,898	FPM	BANK OF NEW YORK BRUSSELS
784,720	FPM	STATE STR BK AND TR CO LNDN (S
565,900	FPM	MELLON BANK
340,500	FPM	JP MORGAN, BOURNEMOUTH
145,100	FPM	BANKERS TRUST LONDON
114,200	FPM	BANK OF NEW YORK EUROPE LDN
99,900	FPM	CITIBANK LONDON
73,000	FPM	MIDLAND SECURITIES SERVICES
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
44,700	FPM	CLYDESDALE BANK PLC
45,700	FPM	JPMORGAN CHASE BANK
12,100	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
524,927	FMTC	STATE STREET BANK AND TR CO
503.100	FMTC	BROWN BROTHERS HARRIMAN AND CO
173,200	FMTC	NORTHERN TRUST CO
169,800	FMTC	BANK OF NEW YORK
159,000	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
6,914,043	FMRCO	JPMORGAN CHASE BANK
401,200	FMRCO	STATE STREET BANK AND TR CO
369,586	FMRCO	MELLON BANK N.A.
107,700	FMRCO	NORTHERN TRUST LONDON
22,416,445	FISL	JP MORGAN BOURNEMOUTH
487,928	FIL	BROWN BROS HARRIMN LTD LUX
346,000	FIL	NATIONAL ASTL BK MELBOURNE
175,500	FIL	BANK OF NEW YORK BRUSSELS
232,360	FIL	JP MORGAN, BOURNEMOUTH
100,200	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
9,700	FIL	BNP PARIBAS, PARIS (C)
125,300	FIJ	MASTER TRUST BANK OF JAPAN
900,199	FII	JP MORGAN, BOURNEMOUTH
420,400	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
49,501,278		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

(4,582,348)

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

19 October 2005

12. Total holding following this notification

49,501,278

13. Total percentage holding of issued class following this notification

12.84%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

19 October 2005
....

END
HOLDGMMGKLGGKZM

RNS Number:8958S
William Hill PLC
19 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
A/c 1472368 (183,699); A/c 2173520 (245,601); A/c 258180 (55,309); A/c 258227 (244,302); A/c 4239749 (343,811); A/c 4240060 (86,403)

Bank of New York:
A/c 210405 (241,336); 214074 (44,109); A/c 214075 (1,361,625); A/c 221428 (190,784); A/c 367748 (1,043,914); A/c 392067 (1,228,915); A/c 392177 (114,179); A/c 768198 (88,968)

Barclays Capital Nominees Limited
(1,036,883)

Barclays Global Investors Canada
(18,585)

Barclays Noms Monument R97
(444)

Barclays Trust Co R69
(444)

BNP Paribas:
(171,197)

BNY (OCS) Nominees Ltd:
A/c 221476 (104,018)

BT Globenet Nominees Ltd:
A/c 501577191 (99,275)

Chase Nominees Ltd:
A/c 16376 (216,774); A/c 16669 (55,961); A/c 18243 (53,878); A/c 19518 (81,177); A/c 19519 (625,502); A/c 19520 (157,922); A/c 20947 (14,123,688); A/c 21359 (389,447);
A/c 25772 (210,230); A/c 27793 (24,584); A/c 27795 (35,528); A/c 27797 (52,787); A/c 27799 (102,298); A/c 27800 (183,390); A/c 28270 (273,604); A/c 28270 (150,984); A/c 35506 (8,868); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(101,066)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (99,338); A/c 6010782807 (125,195); A/c 601118 (20,792)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited
A/c ER1 (7,000)

Greig Middleton Nominees Limited
A/c GM1 (33,100); A/c GM3 (50,000)

HSBC:
A/c 813168 (328,538); A/c 845315 (11,062);

IBT
A/c 583996 (503,542)

Investors Bank and Trust Co:
(770,680); (446,701); (161,773); (2,007,875); (31,434); (788,040); (1,950,745); (154,004); (3,906); (5,074,506); (4,094); (71,789); (21,153); (1,345,456); (72,912); (74,725); (11,422)

JP Morgan (BGI Custody):
A/c 16256 (78,567); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (116,855); A/c 16338 (23,347); A/c 16341 (209,608); A/c 16341 (470,180); A/c 16342 (49,346); A/c 16344 (171,513); A/c 16345 (288,249); A/c 16400 (4,035,475); A/c 16612 (100,657); A/c 16621 (64,651); A/c 16644 (184,745); A/c 16901 (42,673); A/c 18409 (309,859);
A/c 19198 (5,408); A/c 19514 (37,180); A/c 27795 (125,410); A/c 27799 (290,335); A/c 27803 (12,083); A/c 28166 (1,189,886); A/c 29514 (347,008);

JPM Frankfurt:
A/c 27717 (303,025);

JPMorgan Chase Bank:
(63,276); (794,077); (12,166); (25,502); (4,028); (70,950); (63,663); (55,435); (9,462); (52,329); (16,961); (208,286); (55,225); (11,462); (4,428); (41,982); (2,782; (364,449); (78,567); (223,164); (277,618); (179,126); (53,230)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(66,384);

Mellon:
A/c DIRF0100002 (31,025)

Mellon Bank:
ABGFZ872482 (1,363,486); A/c TGGF0003002 (42,076);

Mellon Trust - US Custodian
(30,365); (241,897)

Mellon Trust of New England:
(295,490);

Midland Bank (HSBC Bank PLC):
A/c 772823 (811,477)

Mitsubishi Trust International:
(46,405);

Mitsui Asset
(5,148)

Nordea Bank
A/c 213922 (69,097)

Northern Trust:
A/c BOT12 (2,200); A/c CVS21 (367,037); A/c IPE01 (10,457); SC006 (126,196); A/c TNF01 (120,936); A/c TRG01 (77,688); USF06 (78,245); A/c USF12 (663,381);

Northern Trust Bank - BGI SEPA:
(375,813); (327,449); (83,513);

R C Greig Nominees Limited:
A/c RC1 (239,256); A/c RC1 (71,902); A/c AK1 (18,555), A/c AK1 (32,998); A/c BL1 (16,145); A/c BL1 (3,685); A/c CM1 (5,560); A/c CM1 (10,585), A/c GP1 (32,750); A/c GP1 (13,275); A/c SA1 (7,521); A/c SA1 (20,965)

State Street:
(6,683); A/c 2RJ2 (41,622); A/c JD12 (190,331); A/c JFBL (120,433) A/c N3B3 (12,824); A/c N3B6 (103,309); A/c N3YL (11,953); A/c N3YZ (15,153); A/c NE5W (16,716); A/c VE4J (297,976) A/c X346 (22,882);

State Street Bank & Trust - WI
(261,392)

State Street Boston:
(28,955); (237,957);

State Street Trust of Canada
(115,894);

Sumitomo TB:
(24,034);

UBS:
A/c 370607.S1 (12,416); A/c 486039 (238,419)

Zeban Nominees Limited:
(41,016)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

19 October 2005

12. Total holding following this notification

58,065,536

13. Total percentage holding of issued class following this notification

15.06%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

19 October 2005

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 October 2005 10:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:2966T
William Hill PLC
28 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
2,174,881	FPM	NORTHERN TRUST LONDON
1,033,798	FPM	BANK OF NEW YORK BRUSSELS
598,320	FPM	STATE STR BK AND TR CO LNDN (S
283,900	FPM	MELLON BANK
114,200	FPM	BANK OF NEW YORK EUROPE LDN
99,900	FPM	CITIBANK LONDON
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
51,500	FPM	JP MORGAN BOURNEMOUTH
45,700	FPM	JPMORGAN CHASE BANK
22,800	FPM	CLYDESDALE BANK PLC
12,100	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
0	FPM	MIDLAND SECURITIES SERVICES
0	FPM	BANKERS TRUST LONDON
524,927	FMTC	STATE STREET BANK AND TR CO
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO
173,200	FMTC	NORTHERN TRUST CO
169,800	FMTC	BANK OF NEW YORK
165,400	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
6,242,253	FMRCO	JPMORGAN CHASE BANK
401,200	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
21,501,012	FISL	JP MORGAN BOURNEMOUTH
375,132	FIL	BROWN BROS HARRIMN LTD LUX
309,000	FIL	NATIONAL ASTL BK MELBOURNE
232,360	FIL	JP MORGAN, BOURNEMOUTH
101,000	FIL	BANK OF NEW YORK BRUSSELS
100,200	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
9,700	FIL	BNP PARIBAS, PARIS (C)
125,300	FIJ	MASTER TRUST BANK OF JAPAN
900,199	FII	JP MORGAN, BOURNEMOUTH
420,400	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
45,633,603		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

(3,867,675)

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

28 October 2005

12. Total holding following this notification

45,633,603

13. Total percentage holding of issued class following this notification

11.84%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

28 October 2005
....

END
HOLGGMZGGRGGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 November 2005 15:34
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4721T
William Hill PLC
01 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MFS Investment Management (MFS)	16,114,706
MFS Institutional Advisors, Inc. (MFSI)	13,122,933
MFS International Ltd. (MIL)	1,242,740
MFS International (U.K.) Limited (MIL U.K.)	5,325,862
MFS International Management K.K. (MIM K.K.)	1,934,630
MFS Investment Management (Lux) S.A. (MIM Lux)	877,350

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

1 November, 2005

12. Total holding following this notification

38,618,221

13. Total percentage holding of issued class following this notification

10.02%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

1 November 2005

END
HOLFGMGMKMMGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 November 2005 16:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9729T
William Hill PLC
10 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

7 November 2005

11. Date company informed

10 November 2005

12. Total holding following this notification

11,837,712

13. Total percentage holding of issued class following this notification

3.07%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

10 November 2005

END
HOLGGMMMVGDGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 November 2005 16:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9726T
William Hill PLC
10 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
A/c 1472368 (183,699); A/c 2173520 (259,641); A/c 258180 (22,910); A/c 258227 (242,770); A/c 4239749 (340,966); A/c 4240060 (86,403)

Bank of New York:
(28,955); A/c 210405 (241,336); 214074 (44,109); A/c 214075 (1,361,625); A/c 221428 (190,784); A/c 367748 (1,043,914); A/c 392067 (1,228,915); A/c 392177 [illegible]14,179); A/c 768198 (88,968)

Barclays Capital Nominees Limited
(1,125,599)

Barclays Global Investors Canada
(18,585)

Barclays Noms Monument R97
(444)

Barclays Trust Co R69
(444)

BNP Paribas:
(171,197)

BNY (OCS) Nominees Ltd:
A/c 221476 (104,018)

BT Globenet Nominees Ltd:
A/c 501577191 (99,275)

Chase Nominees Ltd:

A/c 16376 (216,774); A/c 16669 (55,961); A/c 18243 (53,878); A/c 19518 (81,177);
A/c 19519 (618,069); A/c 19520 (58,682); A/c 20947 (14,117,358); A/c 21359 (389,447);
A/c 25772 (210,230); A/c 27793 (24,584); A/c 27795 (35,528); A/c 27797 (52,787);
A/c 27799 (102,298); A/c 27800 (183,390); A/c 28270 (273,604); A/c 28270 (150,984);
A/c 35506 (9,773); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(101,066)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (99,338); A/c 6010782807 (125,195); A/c 601118 (20,792)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited
A/c 660851 (7,000)

Greig Middleton Nominees Limited
A/c GM1 (33,100); A/c GM3 523475DN (50,000)

HSBC:
A/c 813168 (327,037); A/c 845315 (11,062);

Investors Bank and Trust Co:
(1,996,865); (164,536); (5,035,948); (3,909); (437,661); (74,725); (2,012,442); (31,434); (788,040); (71,789); (21,153); (3,906); (770,680); 1,375,304); (71,736); (11,422)

JP Morgan (BGI Custody):
A/c 16256 (78,567); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (112,772); A/c 16338 (23,347); A/c 16341 (201,475); A/c 16341 (467,467); A/c 16342 (49,346); A/c 16344 (170,339); A/c 16345 (286,529); A/c 16400 (4,100,475); A/c 16612 (100,657); A/c 16621 (64,651); A/c 16644 (184,745); A/c 16901 (42,673); A/c 18409 (309,859);
A/c 19198 (5,408); A/c 19514 (37,180); A/c 27795 (125,410); A/c 27799 (290,335);
A/c 27803 (12,083); A/c 28166 (1,189,886); A/c 29514 (347,008);

JPM Frankfurt:
A/c 27717 (303,025);

JPMorgan Chase Bank:
(210,707); (26,455); (179,126); (55,435); (16,961); (4,028); (58,568); (9,462); (78,567); (9,462); (78,567); (52,329); (41,982); (55,225); (11,462); (4,428); (41,982); (2,782); (364,449); (78,567); (223,164); (277,618); (179,126); (53,230); (70,950); (57,430); (794,077); (12,166)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(66,384);

Mellon:
A/c DIRF0100002 (31,025)

Mellon Bank:
ABGFZ872482 (1,363,486); A/c TGGF0003002 (42,076);

Mellon Trust - US Custodian
(30,365); (240,954)

Mellon Trust of New England:
(287,052);

Midland Bank (HSBC Bank PLC):
A/c 772823 (811,477)

Mitsubishi Trust International:
(46,405);

Mitsui Asset
(5,148)

Nordea Bank
A/c 213922 (69,097)

Northern Trust:
A/c BOT12 (2,200); A/c CVS21 (367,037); A/c IPE01 (10,457); SC006 (126,196); A/c TNF01 (88,882); A/c TRG01 (77,688); USF06 (78,245); A/c USF12 (663,381);

Northern Trust Bank - BGI SEPA:
(375,813); (327,449); (83,513);

R C Greig Nominees Limited:
(239,806); (75,347); A/c AK1 (18,555), A/c AK1 (33,058); A/c BL1 (16,145); A/c BL1 (3,685); A/c CM1 (7,060); A/c CM1 (10,585), A/c GP1 (32,750); A/c GP1 (13,275); A/c SA1 (7,521); A/c SA1 (20,965)

State Street:
A/c 2RJ2 (41,622); A/c JD12 (190,331); A/c JFBL (120,433) A/c N3B3 (12,824); A/c N3B6 (100,871); A/c N3YL (11,953); A/c N3YZ (15,153); A/c NE5W (16,716); A/c X346 (21,652)

State Street Bank & Trust - WI
(257,088)

State Street Boston:
(237,957);

State Street Trust of Canada
(114,972);

Sumitomo TB:
(24,034);

The Northern Trust Company - U
(161,773)

Trust & Custody Services Bank
(4,084)

UBS:
A/c 370607.S1 (14,361)
Zeban Nominees Limited:
(41,016)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

10 November 2005

12. Total holding following this notification

57,021,953

13. Total percentage holding of issued class following this notification

14.79%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

10 November 2005

END
HOLGGMMMVGFGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 November 2005 16:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:0400U
William Hill PLC
11 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

9 November 2005

11. Date company informed

11 November 2005

12. Total holding following this notification

No longer has notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

11 November 2005

END
HOLGGMMMVMLGKZM

[redacted]

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 November 2005 14:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Trading Update

RNS Number:3010U
William Hill PLC
17 November 2005

William Hill PLC

Trading Update

William Hill PLC reported on 5 September 2005 that the Group (excluding Stanley Retail Betting) experienced growth in gross win and costs of 5.5% and 2.5%, respectively, in the 9 weeks ended 30 August 2005.

Since the last trading update, the Group has in common with other bookmakers experienced mixed sporting results that have held back growth in gross win. Excluding Stanley Retail Betting, in the 18 weeks ended 1 November 2005, gross win in the Retail and Telephone channels was broadly flat and in the Interactive channel was up 16%.

Operating costs (before exceptional items) continue to be tightly managed and are expected to increase for the Group (excluding Stanley Retail Betting) by between 4% and 5% for the full year in line with previous guidance.

Whilst the outturn for the year ending 27 December 2005 will depend on sporting results in the next 6 weeks, the Board currently expects that profit before interest, tax and exceptional items for the enlarged Group will be in the range £230m - £240m for the full year.

The integration of Stanley Retail Betting is going well with pricing and risk management disciplines already harmonised, the physical re-branding of licensed betting offices well advanced, and the early trials of upgraded in-shop technology proving successful. The integration exercise is on track to be completed by 31 March 2006.

Other operational programmes are progressing smoothly with new electronic point of sale and text systems installed in over 85% of the William Hill estate. The technology is delivering encouraging improvements in labour productivity and will ultimately improve our ability to capture and settle bets faster.

Accordingly, the Board maintains a positive view for the Group for 2006 and beyond.

Contact Details

David Harding, Chief Executive	Tel 020 8918 3910
Tom Singer, Chief Operating Officer	Tel 020 8918 3910
James Bradley, Deborah Spencer, Brunswick	Tel 020 7404 5959

END
TSTBRBJTMMABBIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 November 2005 15:16
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:4414U
William Hill PLC
21 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

e notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
1,784,381	FPM	NORTHERN TRUST LONDON
862,298	FPM	BANK OF NEW YORK BRUSSELS
504,720	FPM	STATE STR BK AND TR CO LNDN (S
260,900	FPM	MELLON BANK
82,400	FPM	BANK OF NEW YORK EUROPE LDN
972,200	FPM	CITIBANK LONDON
80,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
48,500	FPM	JP MORGAN BOURNEMOUTH
45,700	FPM	JPMORGAN CHASE BANK
20,700	FPM	CLYDESDALE BANK PLC
12,100	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
528,127	FMTC	STATE STREET BANK AND TR CO
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO
173,200	FMTC	NORTHERN TRUST CO
165,400	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
4,466,153	FMRCO	JPMORGAN CHASE BANK
356,500	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
19,950,312	FISL	JP MORGAN BOURNEMOUTH
354,785	FIL	BROWN BROS HARRIMN LTD LUX
232,360	FIL	JP MORGAN, BOURNEMOUTH
112,200	FIL	NORTHERN TRUST LONDON
94,800	FIL	BANK OF NEW YORK BRUSSELS
82,872	FIL	STATE STR BK AND TR CO LNDN (S
14,700	FIL	BNP PARIBAS, PARIS (C)
125,300	FIJ	MASTER TRUST BANK OF JAPAN
900,199	FII	JP MORGAN, BOURNEMOUTH
380,800	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
41,178,956		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

(4,454,647)

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

28 October 2005

12. Total holding following this notification

41,178,956

13. Total percentage holding of issued class following this notification

10.68%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

21 November 2005

....

END
HOLMGMZMKMZGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 November 2005 11:01
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

CryptoLogic Inc. - Greek Internet Poker Offering

RNS Number:7334U
CryptoLogic Inc.
28 November 2005

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic develops first multi-language Internet poker offering for William Hill Internet poker growth, strong customer relationship extend European reach for CryptoLogic software

November 28, 2005 (London, UK) - CryptoLogic Inc., a leading software developer for the global Internet gaming industry, has launched a new Greek-language Internet poker site for William Hill Poker under exclusive license from WagerLogic Limited, CryptoLogic's wholly-owned subsidiary. William Hill, one of the world's most trusted gaming brands and the largest sports bookmaker in the UK, is extending the global reach of its highly successful online poker service to the Greek speaking population worldwide.

'William Hill's Greek-language launch points to the global potential of Internet poker, and that CryptoLogic software enables leading gaming brands to localize their online offerings for worldwide appeal,' said Lewis Rose, CryptoLogic's President and CEO. 'CryptoLogic's decade of experience in delivering multi-language, multi-currency software has long been a strategic advantage in the Internet casino market, and it's exciting to bring the same strategy for success to the world of Internet poker.'

William Hill's new site (www.williamhillpoker.gr) is the first deployment of CryptoLogic-developed online poker software in a European language. This offering gives Greek-speaking gamers the ease of playing in their local language and convenient deposits and withdrawals in multi-currencies, with access to multi-currency tables (in Euros, US dollars and UK sterling). As part of the WagerLogic licensee central room, which attracts more than 7,500 poker players online simultaneously from around the globe, William Hill players enjoy the games they want, when they want, at the speed they want, and in a choice of languages and currencies.

'Whether it's playing for fun, playing for pennies or playing for high stakes, Internet poker is one of the fastest-growing games in Europe,' said Peter Nolan, Group Director of Interactive Business at William Hill. 'One of the key benefits of our long relationship using CryptoLogic software is the flexibility with which we can take the fun and excitement of William Hill Poker to new people and new places.''Europe is one of the most promising Internet gaming markets,' said A.J. Slivinski, WagerLogic's Managing Director. 'We're delighted to enable William Hill to be one of the first to offer a world-class multi-currency poker room in the Greek language - and look forward to seeing excellent results.'

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and suppler of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

£££

For more information, please contact:
CryptoLogic, (416) 545-1455
Nancy Chan-Palmateer
Director of Communications

Argyle Rowland,(416) 968-7311(Media)
Karen Passmore, ext. 228/
kpassmore@argylerowland.com
Dan Tisch, ext.223/
dtisch@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

END
MSCKELFLEFBFFBX

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 December 2005 07:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1716V
William Hill PLC
06 December 2005

6th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th December 2005 it purchased 750,000 of its ordinary shares of 10 pence each at an average price of 515.50 pence per share. The highest price and lowest price paid for these shares were 518.00 pence and 512.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 750,000 ordinary shares at prices between 512.00 pence and 518.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 384,796,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUVRBRVORURAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 December 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2433V
William Hill PLC
07 December 2005

7th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th December 2005 it purchased 750,000 of its ordinary shares of 10 pence each at an average price of 523.50 pence per share. The highest price and lowest price paid for these shares were 526.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 750,000 ordinary shares at prices between 520.00 pence and 526.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 384,046,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNVNRVURURAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 December 2005 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3151V
William Hill PLC
08 December 2005

8th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7th December 2005 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 525.25 pence per share. The highest price and lowest price paid for these shares were 528.00 pence and 523.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 500,000 ordinary shares at prices between 523.00 pence and 528.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 383,546,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBRBRVRRURAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 December 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3914V
William Hill PLC
09 December 2005

9th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 8th December 2005 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 528.2 pence per share. The highest price and lowest price paid for these shares were 530.00 pence and 521.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 521.50 pence and 530.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 383,296,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUWABRVVRURAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 December 2005 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Sale of 48 LBOs to the Tote

RNS Number:4726V
William Hill PLC
12 December 2005

9 December 2005

For immediate release

William Hill PLC ('William Hill')

Sale of 48 licensed betting offices to the Tote

William Hill today announces that it has reached agreement to sell 48 licensed betting offices ('LBOs') to Tote Bookmakers Limited for a consideration of £20 million payable in cash. Completion of the disposal, and payment of the consideration, is expected to take place in two tranches within the next 2 weeks.

The disposal is being made following the OFT's decision not to refer the Group's acquisition of Stanley's Retail Bookmaking operations to the Competition Commission subject to suitable undertakings being agreed with William Hill to sell approximately 50 LBOs (in addition to the 28 previously sold).

Enquiries

Tom Singer Chief	Operating Officer	020 8918 3910
Deborah Spencer	Brunswick	07974 982 329

This information is provided by RNS
The company news service from the London Stock Exchange

END
DISFSEFUUSISELE

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 December 2005 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4612V
William Hill PLC
12 December 2005

12th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9th December 2005 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 520.25 pence per share. The highest price and lowest price paid for these shares were 523.00 pence and 518.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 518.00 pence and 523.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 383,046,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUKVNRVORURAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 December 2005 14:44
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5209V
William Hill PLC
12 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
A/c 1472368 (183,699); A/c 2173520 (259,641); A/c 258180 (22,910); A/c 258227 (242,337); A/c 4239749 (335,825); A/c 4240060 (86,403)

Bank of New York:
(28,955); A/c 210405 (236,789); 214074 (44,109); A/c 214075 (1,350,772); A/c 221428 (178,563); A/c 367748 (914,929); A/c 392067 (1,079,725); A/c 392177 (102,547); A/c 768198 (88,968)

Barclays Capital Nominees Limited
(-1,178,065); (969,427); (1,254,000); (-68,428)

Barclays Global Investors Canada
(20,333)

Barclays Noms Monument R97
(444)

Barclays Trust Co & Others
(666)

Barclays Trust Co R69
(444)

BNP Paribas:
(142,488)

BNY (OCS) Nominees Ltd:
A/c 221476 (88,835)

BT Globenet Nominees Ltd:

A/c 501577191 (99,275)

Chase Nominees Ltd:
A/c 16376 (216,774); A/c 16669 (55,961); A/c 18243 (53,878); A/c 19518 (73,382); A/c 19519 (600,706); A/c 19520 (58,682); A/c 20947 (12,786,961); A/c 21359 (354,704);
A/c 25772 (208,316); A/c 27793 (24,584); A/c 27795 (27,359); A/c 27797 (52,787); A/c 27799 (69,945); A/c 27800 (170,532); A/c 28270 (228,702); A/c 28270 (126,995);
A/c 35506 (10,741); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(94,551)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (99,338); A/c 6010782807 (115,973); A/c 601118 (20,792)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited
A/c 608459 (575); A/C 643975 (1,000); A/c 660851 (7,000);

Greig Middleton Nominees Limited
A/c GM1 (33,100); A/c GM3 523475DN (50,000)

HSBC:
A/c 813168 (300,427); A/c 845315 (11,062);

Investors Bank and Trust Co:
(1,996,865); (164,536); (5,035,948); (3,909); (437,661); (74,725); (2,012,442); (31,434); (788,040); (71,789); (21,153); (3,906); (770,680); 1,375,304); (71,736); (11,422)

JP Morgan (BGI Custody):
A/c 16256 (68,176); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (112,772); A/c 16338 (23,347); A/c 16341 (225,464); A/c 16341 (512,369); A/c 16342 (49,346); A/c 16344 (170,339); A/c 16345 (286,529); A/c 16400 (4,048,775); A/c 16612 (87,744); A/c 16621 (58,771); A/c 16644 (161,864); A/c 16901 (39,152); A/c 18409 (309,859);
A/c 19198 (5,408); A/c 19514 (32,792); A/c 27803 (12,083); A/c 28166 (1,189,886); A/c 29514 (336,358); A/c 38149 (22,892); A/c 38152 (61,830)

JPM Frankfurt:
A/c 27717 (179,264);

JPMorgan Chase Bank:
(4,028); (25,877); (315,444); (179,126); (53,230); (191,119); (302,566); (70,950); (12,166); (52,329); (54,588); (11,642); (41.982); (16,961); (210,707); (68.176); (4,428); (55,435); (55,225); (9,462); (2,782); (756,078); (37,113)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(66,384);

Mellon:
A/c DIRF0100002 (31,025)

Mellon Bank:
ABGFZ872482 (892,692); A/c TGGF0003002 (121,588);

Mellon Trust - US Custodian
(30,365); (230,393)

Mellon Trust of New England:

(271,252);

Midland Bank (HSBC Bank PLC):
A/c 772823 (805,758)

Mitsubishi Trust International:
(46,405);

Mitsui Asset
(5,148)

Nordea Bank
A/c 213922 (95,897)

Northern Trust:
A/c BOT12 (2,200); A/c CVS21 (367,037); A/c IPE01 (10,457); SC006 (126,196); A/c TNF01 (81,993); A/c TRG01 (77,688); A/c USF12 (601,347);

Northern Trust Bank - BGI SEPA:
(355,444); (238,689); (79,233);

R C Greig Nominees Limited:
(250,771); (77,647); A/c AK1 (18,555), A/c AK1 (45,258); A/c BL1 (20,720); A/c BL1 (3,685); A/c CM1 (7,060); A/c CM1 (12,385), A/c GP1 (32,750); A/c GP1 (13,275); A/c SA1 (7,521); A/c SA1 (19,105)

State Street:
A/c 2RJ2 (41,622); A/c JD12 (190,331); A/c JFBL (120,433) A/c N3B3 (12,824); A/c N3B6 (27,734); A/c N3YL (11,953); A/c N3YZ (12,743); A/c NE5W (16,716); A/c X346 (21,652)

State Street Bank & Trust - WI
(174,891)

State Street Boston:
(219,678);

State Street Trust of Canada
(107,828);

Sumitomo TB:
(24,034);

The Northern Trust Company - U
(153,536)

Trust & Custody Services Bank
(4,084)

UBS:
A/c 370607.S1 (14,361)
Zeban Nominees Limited:
(41,016)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

12 December 2005

12. Total holding following this notification

53,248,074

13. Total percentage holding of issued class following this notification

13.84%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

12 December 2005

END
HOLFGMMZDZRGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 December 2005 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5384V
William Hill PLC
13 December 2005

13th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th December 2005 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 522.25 pence per share. The highest price and lowest price paid for these shares were 524.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 520.00 pence and 524.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 382,746,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUUVNRVVRUAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 December 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6152V
William Hill PLC
14 December 2005

14th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th December 2005 it purchased 75,000 of its ordinary shares of 10 pence each at an average price of 520.50 pence per share. The highest price and lowest price paid for these shares were 523.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 75,000 ordinary shares at prices between 520.00 pence and 523.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 382,671,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRVKRUAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 December 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6879V
William Hill PLC
15 December 2005

15th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th December 2005 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 521.80 pence per share. The highest price and lowest price paid for these shares were 523.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 520.00 pence and 523.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 382,371,111 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSVNRVKRUAAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	15 December 2005 07:11
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Board Appointment

RNS Number:6976V
William Hill PLC
15 December 2005

WILLIAM HILL PLC

BOARD APPOINTMENT

EXECUTIVE DIRECTOR

William Hill PLC is pleased to announce that Simon Lane will be joining the Board in the executive position of Group Finance Director. It is anticipated that Simon will be taking up this role in the first quarter of 2006, however, a joining date has not yet been finalised. A further announcement will be made when the commencement date is agreed.

Simon, 42, is a chartered accountant and will be responsible for leading the Group's finance function. He is currently Finance Director of Center Parcs (UK) Group plc, a position he has held for three years, and where Simon played a key role in taking Center Parcs from a privately owned company through its flotation and then on to its establishment as a quoted company. He was previously Group Finance Director at Albert Fisher Group plc and has also held senior finance positions at Safeway plc and Mars Confectionary.

Tom Singer will relinquish his finance responsibility once Simon has joined the Group and will then focus full time on his role as Chief Operating Officer.

Charles Scott, Chairman, said:

'I am delighted that Simon will be joining William Hill as Group Finance Director. His strong financial background and experience of the leisure and retail sectors make him an excellent addition to the board and executive management'

Enquiries:

David Harding, Chief Executive	020 8918 3910
Deborah Spencer, Brunswick	020 7404 5959

Notes:

Simon Lane is currently an executive director of Center Parcs (UK) Group plc and in the 5 years prior to this announcement he has held directorships in one other publicly quoted company, Albert Fisher Group plc.

There are no relevant details to disclose under rule 9.6.13 (2) to (6) of the Listing Rules of the UK Listing Authority other than as set out below.

The Listing Rules require disclosure of two previous directorships in the Albert Fisher Group which Mr Lane joined in March 2002. Simon Lane was finance director of Albert Fisher Group plc (AFG) from 11 March 2002 to 29 August 2002 and a director of Fisher Foods Limited (FFL) from 4 April 2002 to 28 August 2002. AFG went into receivership on 22 May 2002 from which it has yet to emerge. In August 2002 the Joint Administrative Receivers' reports to creditors of AFG and FFL estimated the deficiency to creditors of AFG and FFL to be £403 million and £167

million, respectively. FFL went into creditors' voluntary liquidation on 14 August 2002.

END
BOAFFSFALSISEEE

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 December 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7593V
William Hill PLC
16 December 2005

16th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15th December 2005 it purchased 1,177,398 of its ordinary shares of 10 pence each at an average price of 520.00 pence per share. The highest price and lowest price paid for these shares were 520.00 pence and 520.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 1,177,398 ordinary shares at prices between 520.00 pence and 520.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 381,193,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUVVNRVKRUAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 December 2005 15:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:8247V
William Hill PLC
16 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
A/c 1472368 (183,699); A/c 2173520 (259,641); A/c 258227 (238,960); A/c 4239749 (330,601); A/c 4240060 (86,403); A/c 427057 (22,910)

Bank of New York:
(27,857); A/c 210405 (236,789); 214074 (44,109); A/c 214075 (1,350,772); A/c 221428 (178,563); A/c 367748 (817,916); A/c 392067 (1,040,331); A/c 392177 (102,547); A/c 768198 (88,968)

Barclays Capital Nominees Limited
(-189,308); (873,969); (1,254,027); (-1,234,806)

Barclays Global Investors Canada
(20,333)

Barclays Trust Co & Others
(666)

Barclays Trust Co R69
(444)

BNP Paribas:
(102,865)

BNY (OCS) Nominees Ltd:
A/c 221476 (84,959)

BT Globenet Nominees Ltd:
A/c 501577191 (99,275)

Chase Nominees Ltd:

A/c 16376 (216,774); A/c 16669 (55,961); A/c 18243 (53,878); A/c 19518 (73,382);
A/c 19519 (591,922); A/c 19520 (58,682); A/c 20947 (11,747,165); A/c 21359 (347,585);
A/c 25772 (206,424); A/c 27793 (24,584); A/c 27797 (52,787); A/c 27800 (170,532); A/c 28270 (224,588); A/c 28270 (126,995);
A/c 35506 (10,741); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(73,982)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (99,338); A/c 6010782807 (105,611); A/c 601118 (20,792)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited
A/c 608459 (575); A/C 643975 (1,000); A/c 660851 (7,000);

Greig Middleton Nominees Limited
A/c GM1 (30,850); A/c GM3 523475DN (50,000)

HSBC:
A/c 813168 (268,743); A/c 845315 (11,062);

Investors Bank and Trust Co:
(1,996,865); (164,536); (5,035,948); (3,909); (437,661); (74,725); (2,012,442); (31,434); (788,040); (71,789); (21,153); (3,906); (770,680); 1,375,304); (71,736); (11,422)

JP Morgan (BGI Custody):
A/c 16256 (62,741); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (112,772);
A/c 16338 (23,347); A/c 16341 (225,464); A/c 16341 (512,369); A/c 16342 (49,346); A/c 16344 (170,339); A/c 16345 (286,529); A/c 16400 (4,181,752); A/c 16612 (87,744); A/c 16621 (58,771); A/c 16644 (144,633); A/c 16901 (30,347); A/c 18409 (309,859);
A/c 19198 (5,408); A/c 19514 (32,831); A/c 27803 (11,613); A/c 28166 (1,189,886); A/c 29514 (330,264); A/c 38149 (22,892)

JPM Frankfurt:
A/c 27717 (139,007);

JPMorgan Chase Bank:
(41,982); (62,741); (55,225); (54,588);(2,782); (210,707); (12,166); (55,435); (302,566); (11,462); (25,877); (9,4562); (518,070); (315,444); (191,119); (179,126); (52,329); (37,113); (53,230);(4,028); (70,950); (16,961); (4,428)

KAS Associates
A/c 3507261 (114,818)

Master Trust Bank:
(66,384);

Mellon:
A/c DIRF0100002 (31,025)

Mellon Bank:
ABGFZ8724832 (871,454); A/C TGGF0003002 (121,588);

Mellon Trust - US Custodian
(30,365); (181.154)

Mellon Trust of New England:
(208,913);

Midland Bank (HSBC Bank PLC):
A/c 772823 (805,758)

Mitsubishi Trust International:
(46,405);

Mitsui Asset
(5,148)

Nordea Bank
A/c 213922 (95,897)

Northern Trust:
A/c BOT12 (2,200); A/c CVS21 (362,766); A/c IPE01 (10,457); SC006 (126,196); A/c TNF01 (77,860); A/c TRG01 (77,688); A/c USF12 (560,340);

Northern Trust Bank - BGI SEPA:
(234,437); (273,306); (61,991);

R C Greig Nominees Limited:
(255,185); (79,047); A/c AK1 (18,555), A/c AK1 (46,548); A/c BL1 (21,635); A/c BL1 (3,685); A/c CM1 (7,060); A/c CM1 (12,385), A/c GP1 (32,750); A/c GP1 (13,275); A/c SA1 (7,521); A/c SA1 (19,755)

State Street:
A/c 2RJ2 (41,622); A/c JD12 (190,331); A/c JFBL (120,433) A/c N3B3 (12,824); A/c N3YL (11,953); A/c N3YZ (12,743); A/c NE5W (16,716); A/c X346 (21,652)

State Street Bank & Trust - WI
(161,689)

State Street Boston:
(219,678);

State Street Trust of Canada
(84,170);

Sumitomo TB:
(24,034);

The Northern Trust Company - U
(111,547)

Trust & Custody Services Bank
(4,084)

UBS:
A/c 370607.S1 (14,361)
Zeban Nominees Limited:
(44,716)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

16 December 2005

12. Total holding following this notification

49,287,675

13. Total percentage holding of issued class following this notification

12.88%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

16 December 2005

END
[illegible]OLMGMMZKVNGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 December 2005 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8388V
William Hill PLC
19 December 2005

19th December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16th December 2005 it purchased 400,000 of its ordinary shares of 10 pence each at an average price of 521.1317 pence per share. The highest price and lowest price paid for these shares were 524.50 pence and 515.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 400,000 ordinary shares at prices between 515.00 pence and 524.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 380,793,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNVNRVWRUAAA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 December 2005 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9911V
William Hill PLC
21 December 2005

21st December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th December 2005 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 517.98 pence per share. The highest price and lowest price paid for these shares were 519.00 pence and 517.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 517.00 pence and 519.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 380,543,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURRBRVURUUAA

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 December 2005 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0614W
William Hill PLC
22 December 2005

22nd December 2005

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st December 2005 it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 522.90 pence per share. The highest price and lowest price paid for these shares were 526.00 pence and 517.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 350,000 ordinary shares at prices between 517.00 pence and 526.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 380,193,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUAVNRVORUUAA

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	28 December 2005 16:44
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:2497W
William Hill PLC
28 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
1,254,781	FPM	NORTHERN TRUST LONDON
864,498	FPM	BANK OF NEW YORK BRUSSELS
505,620	FPM	STATE STR BK AND TR CO LNDN (S
272,400	FPM	MELLON BANK
84,300	FPM	CHASE MANHTTN BK AG FRNKFRT (S
77,400	FPM	BANK OF NEW YORK EUROPE LDN
68,100	FPM	JP MORGAN BOURNEMOUTH
67,600	FPM	CITIBANK LONDON
45,700	FPM	JPMORGAN CHASE BANK
22,200	FPM	CLYDESDALE BANK PLC
10,500	FPM	CHASE MANHATTAN LONDON
9,900	FPM	BANKERS TRUST LONDON
9,200	FPM	DEXIA PRIVATBANK
6,600	FPM	MIDLAND SECURITIES SERVICES
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO
445,827	FMTC	STATE STREET BANK AND TR CO
205,100	FMTC	NORTHERN TRUST CO
194,700	FMTC	BANK OF NEW YORK
171,700	FMTC	JPMORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
5,202,652	FMRCO	JPMORGAN CHASE BANK
356,500	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
20,543,166	FISL	JP MORGAN BOURNEMOUTH
238,380	FIL	JP MORGAN BOURNEMOUTH
167,000	FIL	JP MORGAN, BOURNEMOUTH
112,200	FIL	NORTHERN TRUST LONDON
99,900	FIL	BANK OF NEW YORK BRUSSELS
82,872	FIL	STATE STR BK AND TR CO LNDN (S
40,204	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
966,866	FII	JP MORGAN, BOURNEMOUTH
380,800	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
41,904,395		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares

+725,439

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

28 December 2005

12. Total holding following this notification

41,904,395

13. Total percentage holding of issued class following this notification

11.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

28 December 2005

....

END
HOLDGMZZVRMGKZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 January 2006 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Trading Statement

RNS Number:3318W
William Hill PLC
03 January 2006

3 January 2006

WILLIAM HILL PLC

TRADING UPDATE

William Hill PLC (including Stanley Retail Betting) ('the Group') currently expects to announce profits before interest, taxation and exceptional items slightly in excess of the previously indicated range of £230 million to £240 million for the year ended 27 December 2005.

The Board remains confident about the prospects for the Group in 2006 with the successful completion of the integration of Stanley Retail Betting and rollout of electronic point of sale and text systems expected to deliver business benefits. In addition, the football World Cup is likely to provide additional revenue and customer acquisition opportunities.

The Group expects to announce its preliminary results for the year ended 27 December 2005 on 2 March 2006.

Enquiries:

David Harding, Chief Executive	020 8918 3910
Tom Singer, Chief Operating Officer	020 8918 3910
James Bradley, Deborah Spencer, Brunswick	020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
TSTFDWFDSSISEFE

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4715W
William Hill PLC
05 January 2006

5th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4th January 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 558.50 pence per share. The highest price and lowest price paid for these shares were 565.00 pence and 554.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 554.50 pence and 565.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 380,043,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5363W
William Hill PLC
06 January 2006

6th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 555.25 pence per share. The highest price and lowest price paid for these shares were 557.00 pence and 554.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 554.00 pence and 557.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,943,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVRBRNARARAR

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 January 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Finance Director Update

RNS Number:5349W
William Hill PLC
06 January 2006

WILLIAM HILL PLC

BOARD APPOINTMENT

FINANCE DIRECTOR

William Hill PLC (the Company) announced on 15 December 2005 that Simon Lane would be joining the Board in the executive position of Group Finance Director. At the time of this announcement his commencement date had not been agreed and the Company is now pleased to confirm that he will join the Board on 20 March 2006.

Enquiries:

Deborah Spencer, Brunswick 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 January 2006 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6010W
William Hill PLC
09 January 2006

9th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th January 2006 it purchased 110,000 of its ordinary shares of 10 pence each at an average price of 557.7955 pence per share. The highest price and lowest price paid for these shares were 561.50 pence and 554.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 110,000 ordinary shares at prices between 554.00 pence and 561.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,833,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 January 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6717W
William Hill PLC
10 January 2006

10th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 562.00 pence per share. The highest price and lowest price paid for these shares were 562.00 pence and 562.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at 562.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,733,713 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 January 2006 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7383W
William Hill PLC
11 January 2006

11th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 10th January 2006 it purchased 103,713 of its ordinary shares of 10 pence each at an average price of 562.00 pence per share. The highest price and lowest price paid for these shares were 563.00 pence and 560.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 103,713 ordinary shares at prices between 560.00 pence and 563.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,630,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 January 2006 16:45
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8030W
William Hill PLC
11 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

AVIVA PLC and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	5,453.525*
Chase GA Group Nominees Ltd	12,394,333*
Chase Nominees Ltd	795,222*
CUIM Nominee Ltd	3,642,615*
Vidacos Nominees Ltd	625,000*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

877,935

6. Percentage of issued class

0.23%

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

10 January, 2006

11. Date company informed

11 January, 2006

12. Total holding following this notification

22,910,695*

*beneficial interest only

13. Total percentage holding of issued class following this notification

6.03%

14. Any additional information

Figures are based on shares in issue of 379,733,713

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

11 January 2006

END
HOLDGGMMVMMGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8051W
William Hill PLC
12 January 2006

12th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th January 2006 it purchased 110,000 of its ordinary shares of 10 pence each at an average price of 564.25 pence per share. The highest price and lowest price paid for these shares were 565.00 pence and 563.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 110,000 ordinary shares at prices between 563.00 pence and 565.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,520,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:8724W
William Hill PLC
13 January 2006

13th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 566.70 pence per share. The highest price and lowest price paid for these shares were 568.00 pence and 565.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 565.00 pence and 568.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,420,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Tel: 020 7404 5959
Brunswick

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 January 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9401W
William Hill PLC
16 January 2006

16th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 564.00 pence per share. The highest price and lowest price paid for these shares were 565.50 pence and 563.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 563.00 pence and 565.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,320,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number: 0061X
William Hill PLC
17 January 2006

17th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 565.50 pence per share. The highest price and lowest price paid for these shares were 566.00 pence and 564.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 564.50 pence and 566.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,220,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0662X
William Hill PLC
18 January 2006

18th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 17th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 570.00 pence per share. The highest price and lowest price paid for these shares were 572.00 pence and 568.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 568.00 pence and 572.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,120,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1338X
William Hill PLC
19 January 2006

19th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 568.00 pence per share. The highest price and lowest price paid for these shares were 572.00 pence and 565.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 565.00 pence and 572.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 379,020,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 January 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2652X
William Hill PLC
23 January 2006

23rd January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 573.25 pence per share. The highest price and lowest price paid for these shares were 574.50 pence and 572.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 572.50 pence and 574.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,920,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

James Bradley/ Deborah Spencer,   Tel: 020 7404 5959
Brunswick

This information is provided by RNS
The company news service from the London Stock Exchange

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 January 2006 15:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3169X
William Hill PLC
23 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right

conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
1,563,081	FPM	NORTHERN TRUST LONDON
847,498	FPM	BANK OF NEW YORK BRUSSELS
603,320	FPM	STATE STR BK AND TR CO LNDN (S
408,300	FPM	MELLON BANK
218,500	FPM	JP MORGAN BOURNEMOUTH
86,000	FPM	BANKERS TRUST LONDON
84,300	FPM	CHASE MANHTTN BK AG FRNKFRT (S
77,400	FPM	BANK OF NEW YORK EUROPE LDN
67,600	FPM	CITIBANK LONDON
55,600	FPM	MIDLAND SECURITIES SERVICES
45,700	FPM	JPMORGAN CHASE BANK
33,400	FPM	CLYDESDALE BANK PLC
10,500	FPM	CHASE MANHATTAN LONDON
9,200	FPM	DEXIA PRIVATBANK
503,100	FMTC	BROWN BROTHERS HARRIMAN AND CO
444,027	FMTC	STATE STREET BANK AND TR CO
205,100	FMTC	NORTHERN TRUST CO
194,700	FMTC	BANK OF NEW YORK
180,700	FMTC	JP MORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
5,283,153	FMRCO	JPMORGAN CHASE BANK
356,500	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
18,539,733	FISL	JP MORGAN BOURNEMOUTH
474,260	FIL	JP MORGAN BOURNEMOUTH
167,000	FIL	JP MORGAN, BOURNEMOUTH
144,000	FIL	BANK OF NEW YORK BRUSSELS
113,400	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
40,204	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,002,666	FII	JP MORGAN, BOURNEMOUTH
380,800	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
41,117,263		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares

(787,132)

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

23 January 2006

12. Total holding following this notification

41,117,263

13. Total percentage holding of issued class following this notification

10.85%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

23 January 2006
....

END
HOLFGGZMKFNGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3297X
William Hill PLC
24 January 2006

24th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23rd January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 572.75 pence per share. The highest price and lowest price paid for these shares were 574.50 pence and 570.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 570.00 pence and 574.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,820,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUORBRNSRAUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3926X
William Hill PLC
25 January 2006

25th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 571.70 pence per share. The highest price and lowest price paid for these shares were 574.00 pence and 570.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 570.00 pence and 574.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,720,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSVNRNARAUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4560X
William Hill PLC
26 January 2006

26th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 572.35 pence per share. The highest price and lowest price paid for these shares were 574.50 pence and 570.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 570.00 pence and 574.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,620,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVSNRNKRAUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 January 2006 15:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5134X
William Hill PLC
26 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
1,893,381	FPM	NORTHERN TRUST LONDON
950,598	FPM	BANK OF NEW YORK BRUSSELS
716,620	FPM	STATE STR BK AND TR CO LNDN (S
585,500	FPM	MELLON BANK
397,300	FPM	JP MORGAN BOURNEMOUTH
179,500	FPM	BANKERS TRUST LONDON
84,300	FPM	CHASE MANHTTN BK AG FRNKFRT (S
80,600	FPM	MIDLAND SECURITIES SERVICES
77,400	FPM	BANK OF NEW YORK EUROPE LDN
67,600	FPM	CITIBANK LONDON
46,100	FPM	CLYDESDALE BANK PLC
45,700	FPM	JP MORGAN CHASE BANK
9,200	FPM	DEXIA PRIVATBANK
9,000	FPM	CHASE MANHATTAN LONDON
540,100	FMTC	BROWN BROTHERS HARRIMAN AND CO
444,027	FMTC	STATE STREET BANK AND TR CO
205,100	FMTC	NORTHERN TRUST CO
194,700	FMTC	BANK OF NEW YORK
180,700	FMTC	JP MORGAN CHASE BANK
8,517,749	FMRCO	BROWN BROTHERS HARRIMAN AND CO
5,283,153	FMRCO	JPMORGAN CHASE BANK
356,500	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
18,582,533	FISL	JP MORGAN BOURNEMOUTH
474,260	FIL	JP MORGAN BOURNEMOUTH
193,500	FIL	BANK OF NEW YORK BRUSSELS
167,000	FIL	JP MORGAN BOURNEMOUTH
113,400	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
40,204	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,002,666	FII	JP MORGAN, BOURNEMOUTH
380,800	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
42,287,163		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not stated

7. Number of shares

+1,169,900

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

26 January 2006

12. Total holding following this notification

42,287,163

13. Total percentage holding of issued class following this notification

11.16%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

26 January 2006

....

END
HOLFGGZMKVLGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 January 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5225X
William Hill PLC
27 January 2006

27th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26th January 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 567.95 pence per share. The highest price and lowest price paid for these shares were 570.00 pence and 566.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 566.00 pence and 570.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,470,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNVNRNORAUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:5888X
William Hill PLC
30 January 2006

30th January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 27th January 2006 it purchased 125,000 of its ordinary shares of 10 pence each at an average price of 569.89 pence per share. The highest price and lowest price paid for these shares were 571.50 pence and 567.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 125,000 ordinary shares at prices between 567.50 pence and 571.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,345,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Tel: 020 7404 5959

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 January 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number: 6528X
William Hill PLC
31 January 2006

31st January 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 572.00 pence per share. The highest price and lowest price paid for these shares were 573.50 pence and 570.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 570.00 pence and 573.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,245,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURVNRNNRAOAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 February 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7253X
William Hill PLC
01 February 2006

1st February 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 31st January 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 569.50 pence per share. The highest price and lowest price paid for these shares were 572.00 pence and 566.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 566.00 pence and 572.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,145,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUARBRNURAOAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 February 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7901X
William Hill PLC
02 February 2006

2nd February 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1st February 2006 it purchased 25,000 of its ordinary shares of 10 pence each at an average price of 574.50 pence per share. The highest price and lowest price paid for these shares were 574.50 pence and 574.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 25,000 ordinary shares at 574.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 378,120,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

END
POSUAVNRNORURAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 February 2006 14:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1902Y
William Hill PLC
09 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
1,834,281	FPM	NORTHERN TRUST LONDON
950,598	FPM	BANK OF NEW YORK BRUSSELS
675,420	FPM	STATE STR BK AND TR CO LNDN (S
562,700	FPM	MELLON BANK
397,300	FPM	JP MORGAN BOURNEMOUTH
179,500	FPM	BANKERS TRUST LONDON
84,300	FPM	CHASE MANHTTN BK AG FRNKFRT (S
80,600	FPM	MIDLAND SECURITIES SERVICES
77,400	FPM	BANK OF NEW YORK EUROPE LDN
46,100	FPM	CLYDESDALE BANK PLC
45,700	FPM	JPMORGAN CHASE BANK
9,200	FPM	DEXIA PRIVATBANK
9,000	FPM	CHASE MANHATTAN LONDON
540,100	FPM	BROWN BROTHERS HARRIMAN AND CO
444,027	FMTC	STATE STREET BANK AND TR CO
205,100	FMTC	NORTHERN TRUST CO
194,700	FMTC	BANK OF NEW YORK
180,700	FMTC	JP MORGAN CHASE BANK
8,538,649	FMRCO	BROWN BROTHERS HARRIMAN AND CO
5,553,453	FMRCO	JPMORGAN CHASE BANK
371,100	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
21,743,337	FISL	JP MORGAN BOURNEMOUTH
686,960	FIL	JP MORGAN BOURNEMOUTH
193,500	FIL	BANK OF NEW YORK BRUSSELS
167,000	FIL	JP MORGAN BOURNEMOUTH
113,400	FIL	NORTHERN TRUST LONDON
82,872	FIL	STATE STR BK AND TR CO LNDN (S
40,204	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,124,176	FII	JP MORGAN, BOURNEMOUTH
380,800	FII	BANK OF NEW YORK EUROPE LDN
120,000	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
45,914,277		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

3,627,114

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

9 February 2006

12. Total holding following this notification

45,914,277

13. Total percentage holding of issued class following this notification

12.14%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

9 February 2006

....

END
HOLMGGGZDLFGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 February 2006 12:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

Office of Fair Trade - OFT / William Hill

RNS Number:3123Y
Office of Fair Trading
13 February 2006

26/06 13 February 2006

OFT ACCEPTS WILLIAM HILL UNDERTAKINGS INSTEAD OF REFERENCE TO THE COMPETITION COMMISSION

The OFT has decided today to accept the undertakings offered by William Hill plc. It has decided that the undertakings offered address the competition concerns which arose from the completed acquisition by William Hill plc of the licensed betting office business of Stanley plc. This transaction will not now be referred to the Competition Commission.

The transaction raised competition concerns in relation to the supply of betting services through licensed betting offices (LBOs) in around 80 local areas of the UK.

In lieu of reference to the Competition Commission, the parties have offered to make divestments in 78 local areas, where competition concerns were raised. The OFT considers that this proposed undertaking will clearly address the concerns identified in its decision of 1 August 2005 (see press release 144/05).

Vincent Smith, Director of Competition Enforcement of the OFT said:

'The loss of Stanley plc as a competitor in the supply of betting services through betting shops raised competition concerns in 78 local areas. This meant that choice for customers, who in most cases tend to place a bet at a betting shop within walking distance of their home or work, would have been either eliminated or reduced. However, we are content that the divestments offered by William Hill plc will, when implemented, address our competition concerns in this transaction.'

NOTES

1. The Reference Test - The OFT has a duty to make a reference to the CC if the OFT believes that it is or may be the case that a relevant merger situation has been created; and the creation of that situation has resulted, or may be expected to result, in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services.

2. Under the Enterprise Act 2002 a relevant merger situation is created if two or more enterprises have ceased to be distinct enterprises; and the value of the turnover in the United Kingdom of the enterprise being taken over exceeds £70 million; or as a result of the transaction, in relation to the supply of goods or services of any description, a 25 per cent share of supply in the UK (or a substantial part thereof) is created or enhanced.

3. Under section 73 of the Enterprise Act 2002 the OFT may, instead of making a reference, and for the purpose of remedying, mitigating or preventing the substantial lessening of competition concerned, or any adverse effect which has or may have resulted from it or may be expected to result from it, accept from such of the parties concerned as it considers appropriate undertakings to take

such action as it considers appropriate. In doing so, the OFT will have regard to the need to achieve as comprehensive a solution as is reasonable and practicable to the substantial lessening of competition and any adverse effects resulting from it.

4. Before accepting any such undertakings the OFT shall give notice of the proposed undertakings under Schedule 10 of the Enterprise Act 2002, and considered any representations made in accordance with that notice.

5. The text of these decisions will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

MEDIA enquiries: 020 7211+

Corinne Gladstone	8899	Julia Smith	8898
Roger Hislop	8133	Kate Wilcox	8900
Julia Thompson	8901	Mike Ricketts	8904
press@oft.gov.uk			

Out of hours: mobile:	07774 134814	messages:	020 7211 8961
Copies of press notices:	Ext. 8993		
http://www.oft.gov.uk			

PUBLIC enquiries: 0845 7224499 enquiries@oft.gov.uk

OFT reports and consumer information leaflets are available free from:

OFT, PO Box 366, Hayes UB3 1XB 0800 389 3158 oft@ecgroup.uk.com

END

STRGUUQPPUPQGGW

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 February 2006 14:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5928Y
William Hill PLC
17 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:
A/c 1472368 (183,836); A/c 258227 (238,960); A/c 4239749 (323,301); A/c 4240060 (91,768); A/c 427057 (22,910)

Bank of New York:
(27,857); A/c 210405 (226,849); 214074 (44,109); A/c 214075 (1,329,498); A/c 321428 (175,601); A/c 367748 (796,935); A/c 392067 (980,691); A/c 768198 (103,469)

Barclays Capital Nominees Limited
(383,692); (-379,352); (-18,632); (345,942)

Barclays Global Investors Canada
(24,732)

Barclays Trust Co R69
(444)

BNP Paribas:
(108,246)

BNY (OCS) Nominees Ltd:
A/c 221476 (74,681)

BOISS NOMINEES LTD
A/c 4224361 (222,472)

BT Globenet Nominees Ltd:
A/c 501577191 (80,963)

Chase Nominees Ltd:

A/c 16376 (207,889); A/c 16530 (34,983); 16669 (55,961); A/c 18243 (53,878); A/c 19518 (65,592); A/c 19519 (591,922); A/c 19520 (58,682); A/c 20947 (10,746,447); A/c 21359 (343,139); A/c 25772 (206,424); A/c 27793 (24,584); A/c 27797 (52,787); A/c 27800 (252,118); A/c 28270 (157,131); A/c 28270 (126,995); A/c 35950 (189,756)

CIBC Mellon Global Securities:
(71,263)

Citibank:
A/c 6010064440 (30,342); A/c 6010640794 (99,338); A/c 6010782807 (105,611); A/c 601118 (20,792)

Credit Suisse Asset Management
A/c 083587 (32,229)

Deutsche Bank London:
A/c 8002041 (8,118); A/c 8003168 (1,079,838)

Gerrard Nominees Limited
A/c 608459 (575); A/C 642686 (800); 643975 (1,000); A/c 648264 (900); A/c 652198 (8,000)

Greig Middleton Nominees Limited
A/c GM1 (49,300); A/c GM3 523475DN (50,000)

HSBC:
A/c 813168 (268,743); A/c 845315 (14,501);

Investors Bank and Trust Co:
(103,952); (88,200); (423,180);(2,023,137); (792,166); (3,623,987);(9,765); (119,831); (731,989), (22,319); (3,349); (39,992); (3,909); (71,789); (1,510,768); (29,021); (11,422); (1,488,459)

JP Morgan (BGI Custody):
A/c 16256 (52,207); A/c 16267 (9,462); A/c 16268 (53,230); A/c 16331 (112,772); A/c 16338 (23,347); A/c 16341 (216,768); A/c 16341 (500,228); A/c 16342 (49,346); A/c 16344 (167,224); A/c 16345 (281,572); A/c 16400 (4,010,748); A/c 16612 (74,938); A/c 16621 (49,221); A/c 16644 (144,633); A/c 16901 (16,135); A/c 18409 (309,859);
A/c 19198 (5,408); A/c 19514 (23,973); A/c 27803 (11,613); A/c 28166 (1,189,886); A/c 29514 (314,153); A/c 39515 (162,492); A/c 39525 (106,760)

JPMorgan Chase Bank:
(24,997); (277,937); (507,470); (37,859); (53,230); (4,028); (183,288); (70,950); (179,126); (263,732); (9,462); (213,851); (48,044); (19,908); (11,462); (4,428); (41,982); (55,435); (2,782); (55,225); (52,329); (12,679); (52,207)

KAS Associates
A/c 3507261 (119,434)

Master Trust Bank:
(66,384);

Mellon Bank:
ABGFZ872482 (816,354); A/C TGGF0003002 (121,588);

Mellon Trust - US Custodian
(30,365); (173,939)

Mellon Trust of New England:
(184,368);

Midland Bank (HSBC Bank PLC):
A/c 772823 (720,923)

Mitsubishi Trust International:
(46,405);

Mitsui Asset

(5,148)

NON IMA
Dummy (349,530); (240,084); (39,400); (190,922); (370,028); (768,213); (2,281,970)

Nordea Bank
A/c 213922 (104,163)

Northern Trust:
A/c BOT12 (2,200); A/c CVS21 (351,452); A/c IPE01 (10,457); SC006 (126,196); A/c TNF01 (64,779); A/c TRG01 (79,265); A/c USF12 (535,785);

Northern Trust Bank - BGI SEPA:
(234,304); (254,857); (60,693);

R C Greig Nominees Limited:
(389,080); (88,592); A/c AK1 (19,380), A/c AK1 (120,113); A/c BL1 (36,140); A/c BL1 (6,665); A/c CM1 (8,400); A/c CM1 (17,560), A/c GP1 (20,370); A/c GP1 (57,155); A/c SA1 (9,746); A/c SA1 (33,255)

State Street:
A/c 2RJ2 (41,622); A/c 3BN1 (75,482); A/c 3BN5 (193,186); A/c JD12 (190,331); A/c JFBL (120,433) A/c N3B3 (12,824); A/c N3YL (11,953); A/c N3YZ (8,647); A/c NE5W (16,716); A/c X346 (21,652)

State Street Bank & Trust - WI
(161,689)

State Street Boston:
(219,678);

State Street Trust of Canada
(81,552);

Sumitomo TB:
(24,034);

The Northern Trust Company - U
(116,998)

Trust & Custody Services Bank
(4,084)

UBS:
A/c 370607.S1 (14,361)
Zeban Nominees Limited:
(44,925)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

17 February 2006

12. Total holding following this notification

52,080,060

13. Total percentage holding of issued class following this notification

13.77%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

17 February 2006

[illegible]ND
[illegible]OLMGGMZDNZGVZM

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	22 February 2006 16:30
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8050Y
William Hill PLC
22 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
2,030,081	FPM	NORTHERN TRUST LONDON
974,898	FPM	BANK OF NEW YORK BRUSSELS
675,100	FPM	MELLON BANK
598,620	FPM	STATE STR BK AND TR CO LNDN (S
406,300	FPM	JP MORGAN BOURNEMOUTH
179,500	FPM	BANKERS TRUST LONDON
84,300	FPM	CHASE MANHTTN BK AG FRNKFRT (S
80,600	FPM	MIDLAND SECURITIES SERVICES
52,400	FPM	CLYDESDALE BANK PLC
45,700	FPM	JPMORGAN CHASE BANK
9,200	FPM	DEXIA PRIVATBANK
9,000	FPM	CHASE MANHATTAN LONDON
540,100	FPM	BROWN BROTHERS HARRIMAN AND CO
441,327	FMTC	STATE STREET BANK AND TR CO
205,100	FMTC	NORTHERN TRUST CO
194,700	FMTC	BANK OF NEW YORK
185,400	FMTC	JP MORGAN CHASE BANK
8,538,649	FMRCO	BROWN BROTHERS HARRIMAN AND CO
5,553,453	FMRCO	JPMORGAN CHASE BANK
371,100	FMRCO	STATE STREET BANK AND TR CO
107,700	FMRCO	NORTHERN TRUST LONDON
36,400	FMRCO	MELLON BANK N.A.
23,054,881	FISL	JP MORGAN BOURNEMOUTH
2,120,464	FIL	JP MORGAN BOURNEMOUTH
237,000	FIL	BANK OF NEW YORK BRUSSELS
167,000	FIL	JP MORGAN BOURNEMOUTH
113,672	FIL	STATE STR BK AND TR CO LNDN (S
113,400	FIL	NORTHERN TRUST LONDON
40,204	FIL	BROWN BROS HARRIMN LTD LUX
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,289,976	FII	JP MORGAN, BOURNEMOUTH
505,569	FII	BANK OF NEW YORK EUROPE LDN
133,900	FICL	STATE STREET BANK AND TR CO
12,700	FIA(K)L	STATE STREET HONG KONG
49,215,694		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

3,301,417

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

22 February 2006

12. Total holding following this notification

49,215,694

13. Total percentage holding of issued class following this notification

13.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

22 February 2006

....

END
HOLZGGZZVZNGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 March 2006 14:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1370Z
William Hill PLC
01 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

1st March 2006

12. Total holding following this notification

11,393,358

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

1st March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLZGGGFDMZGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 March 2006 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:2380Z
William Hill PLC
03 March 2006

3rd March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2nd March 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 579.45 pence per share. The highest price and lowest price paid for these shares were 583.00 pence and 575.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 575.00 pence and 583.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 377,870,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUABRNURORAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 March 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3010Z
William Hill PLC
06 March 2006

6th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3rd March 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 574.00 pence per share. The highest price and lowest price paid for these shares were 575.50 pence and 572.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 572.50 pence and 575.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 377,620,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNRRORAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 March 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3789Z
William Hill PLC
07 March 2006

7th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th March 2006 it purchased 600,000 of its ordinary shares of 10 pence each at an average price of 574.58 pence per share. The highest price and lowest price paid for these shares were 575.00 pence and 574.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 600,000 ordinary shares at prices between 574.00 pence and 575.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 377,020,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNVNRNSRORAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 March 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4483Z
William Hill PLC
08 March 2006

8th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7th March 2006 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 567.85 pence per share. The highest price and lowest price paid for these shares were 570.25 pence and 564.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 500,000 ordinary shares at prices between 564.00 pence and 570.25 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 376,520,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBVNRNARORAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 March 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5152Z
William Hill PLC
09 March 2006

9th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 8th March 2006 it purchased 140,000 of its ordinary shares of 10 pence each at an average price of 555.00 pence per share. The highest price and lowest price paid for these shares were 555.00 pence and 555.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 140,000 ordinary shares at prices between 555.00 pence and 555.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 376,380,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUWVNRNKRORAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

9 March, 2006

11. Date company informed

13 March, 2006

12. Total holding following this notification

22,198,533*

*beneficial interest only

13. Total percentage holding of issued class following this notification

5.90%

14. Any additional information

Figures are based on shares in issue of 376,210,000

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

13 March 2006

END
HOLZGGMFKFNGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 March 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5888Z
William Hill PLC
10 March 2006

10th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9th March 2006 it purchased 170,000 of its ordinary shares of 10 pence each at an average price of 554.51 pence per share. The highest price and lowest price paid for these shares were 556.00 pence and 552.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 170,000 ordinary shares at prices between 556.00 pence and 552.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 376,210,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 March 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6576Z
William Hill PLC
13 March 2006

13th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 10th March 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 555.50 pence per share. The highest price and lowest price paid for these shares were 556.00 pence and 554.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 556.00 pence and 554.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 375,960,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 March 2006 15:31
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7113Z
William Hill PLC
13 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

AVIVA PLC and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:	
BNY Norwich Union Nominees Ltd	5,187.640*
Chase GA Group Nominees Ltd	12,281,671*
Chase Nominees Ltd	795,462*
CUIM Nominee Ltd	3,308,760*
Vidacos Nominees Ltd	625,000*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

435,650

8. Percentage of issued class

0.12%

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 March 2006 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7237Z
William Hill PLC
14 March 2006

14th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th March 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 559.90 pence per share. The highest price and lowest price paid for these shares were 563.00 pence and 558.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 558.00 pence and 563.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 375,760,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNRROAAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 March 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7971Z
William Hill PLC
15 March 2006

15th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th March 2006 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 573.60 pence per share. The highest price and lowest price paid for these shares were 574.50 pence and 572.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 572.50 pence and 574.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 375,460,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
2,454,181	FPM	NORTHERN TRUST LONDON
1,058,400	FPM	BANK OF NEW YORK BRUSSELS
820,400	FPM	MELLON BANK
729,220	FPM	STATE STR BK AND TR CO LNDN (S
502,800	FPM	JP MORGAN BOURNEMOUTH
240,900	FPM	BANKERS TRUST LONDON
108,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
108,100	FPM	MIDLAND SECURITIES SERVICES
62,700	FPM	CLYDESDALE BANK PLC
59,200	FPM	JPMORGAN CHASE BANK
12,100	FPM	DEXIA PRIVATBANK
11,600	FPM	CHASE MANHATTAN LONDON
703,800	FPM	BROWN BROTHERS HARRIMAN AND CO
567,427	FMTC	STATE STREET BANK AND TR CO
258,100	FMTC	BANK OF NEW YORK
243,100	FMTC	NORTHERN TRUST CO
239,100	FMTC	JP MORGAN CHASE BANK
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
5,000,000	FMRCO	JPMORGAN CHASE BANK
356,300	FMRCO	STATE STREET BANK AND TR CO
142,000	FMRCO	NORTHERN TRUST LONDON
47,500	FMRCO	MELLON BANK N.A.
22,795,933	FISL	JP MORGAN BOURNEMOUTH
2,378,304	FIL	JP MORGAN BOURNEMOUTH
2,042,404	FIL	BROWN BROS. HARRIMN LTD LUX
296,300	FIL	BANK OF NEW YORK BRUSSELS
215,400	FIL	JP MORGAN BOURNEMOUTH
155,972	FIL	STATE STR BK AND TR CO LNDN (S
151,500	FIL	NORTHERN TRUST LONDON
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,305,598	FII	JP MORGAN, BOURNEMOUTH
518,800	FII	BANK OF NEW YORK EUROPE LDN
413,600	FIGEST	BNP PARIBAS, PARIS
428,100	FICL	STATE STREET BANK AND TR CO
17,500	FIA(K)L	STATE STREET HONG KONG
53,063,088		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

3,847,394

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

17 March 2006

12. Total holding following this notification

53,063,088

13. Total percentage holding of issued class following this notification

14.13%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen, 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

17 March 2006

....

END
HOLDGGMFDNDGVZM

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	16 March 2006 07:04
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8711Z
William Hill PLC
16 March 2006

16th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15th March 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 578.55 pence per share. The highest price and lowest price paid for these shares were 579.50 pence and 577.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 577.00 pence and 579.50 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 375,210,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRNNROAAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 March 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9500Z
William Hill PLC
17 March 2006

17th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16th March 2006 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 576.20 pence per share. The highest price and lowest price paid for these shares were 578.00 pence and 575.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 575.00 pence and 578.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,910,000 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 March 2006 14:47
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9957Z
William Hill PLC
17 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 March 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0111A
William Hill PLC
20 March 2006

20th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 17th March 2006 it purchased 277,500 of its ordinary shares of 10 pence each at an average price of 576.50 pence per share. The highest price and lowest price paid for these shares were 577.00 pence and 575.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 277,500 ordinary shares at prices between 575.00 pence and 577.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,632,500 ordinary shares (excluding treasury shares) in issue and will hold 10,545,278 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUBSNRNBROAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 March 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:0928A
William Hill PLC
21 March 2006

21st March 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 20th March 2006, 774,537 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 375,407,037 ordinary shares in issue, of which 9,770,741 ordinary shares are held in treasury

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 March 2006 14:36
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:1419A
William Hill PLC
21 March 2006

21 March 2006

WILLIAM HILL PLC ('the Company')

NOTIFICATION OF INTERESTS OF DIRECTORS

The following PDMRs have notified a change in their interests in accordance with the Disclosure Rules (rule 3.1.2R) and the Companies Act 1985.

David Harding, Chief Executive, Tom Singer, Chief Operating Officer, and Simon Lane, Finance Director, were yesterday granted awards under the William Hill Performance Share Plan ('the PSP') over ordinary shares of 10p each in the Company ('Shares'). Details are set out below:

Director	Shares under PSP award (1)
David Harding	173,912
Tom Singer	120,000
Simon Lane	86,956

1. The number of Shares under the PSP awards is the maximum number available on satisfaction in full of relevant performance targets. Subject to the achievement of those performance targets (which will be measured over a three year period) those Shares which vest under these awards can be called for during the period 20 March 2009 to 19 March 2016. No amount was paid for the grant of the award and no amount is payable on calling for Shares under the award.

Following this announcement, the interests of the Executive Directors in the Company's Share Schemes are as follows:

Director	Long-term Incentive Plan (no. of Shares)	Executive Director Incentive Plan (no. of Shares)	SAYE (no. of Shares)	PSP (no. of Shares)	2004 Operating Bonus Scheme (no. of Shares)
David Harding	81,508	855,556	-	419,265	10,037
Tom Singer	48,090	427,778	2,073	304,014	5,921
Simon Lane	-	-	-	86,956	-

David Harding has an interest in 50,000 Shares and Tom Singer an interest in 31,286 Shares.

Helen Grantham
Company Secretary
020 8918 3769

END
RDSAKDKBQBKDONB

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 March 2006 15:56
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:2262A
William Hill PLC
22 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

22nd March 2006

12. Total holding following this notification

No notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

22nd March 2006

END
HOLKGGZFKZFGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 March 2006 15:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3052A
William Hill PLC
23 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:
BNY Norwich Union Nominees Ltd 4,515,537*
Chase GA Group Nominees Ltd 8,419,782*
Chase Nominees Ltd 795,462*
CUIM Nominee Ltd 2,658,099*
Vidacos Nominees Ltd 759,900*
* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

2,138,947

8. Percentage of issued class

0.58%

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

22 March 2006

11. Date company informed

23 March 2006

12. Total holding following this notification

17,148,780 *
* beneficial interest only

13. Total percentage holding of issued class following this notification

4.69%

14. Any additional information

Figures are based on shares in issue of 365,636,296

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

23 March 2006

END
HOLDGGZFKFLGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 March 2006 16:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3056A
William Hill PLC
23 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

23rd March 2006

12. Total holding following this notification

11,518,203

13. Total percentage holding of issued class following this notification

3.05%

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

23rd March 2006

END
HOLKGGZFKFMGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 March 2006 15:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:3824A
William Hill PLC
24 March 2006

24 March 2006

William Hill PLC
Treasury Shares

William Hill PLC (the Company) wishes to clarify the number of ordinary shares and treasury shares in issue following its announcement on 21 March 2006.

The Company has a total of 375,407,037 ordinary shares in issue, in addition 9,770,741 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
TRSJIMATMMTTBAF

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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 March 2006 09:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4968A
William Hill PLC
28 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

27th March 2006

12. Total holding following this notification

NOT ADVISED

13. Total percentage holding of issued class following this notification

12.18%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

28 March 2006

END
HOLFGGZFLRLGVZG

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 March 2006 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:5423A
William Hill PLC
29 March 2006

29th March 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 28th March 2006, 119,031 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 375,526,068 ordinary shares in issue, in addition 9,651,710 ordinary shares are held in treasury.

Enquiries:

Helen Grantham — Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 March 2006 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6262A
William Hill PLC
30 March 2006

30th March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 29th March 2006 it purchased 215,000 of its ordinary shares of 10 pence each at an average price of 580.70 pence per share. The highest price and lowest price paid for these shares were 582.00 pence and 579.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 215,000 ordinary shares at prices between 579.50 pence and 582.00 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 375,311,068 ordinary shares (excluding treasury shares) in issue and will hold 9,651,710 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 March 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7127A
William Hill PLC
31 March 2006

31st March 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th March 2006 it purchased 215,000 of its ordinary shares of 10 pence each at an average price of 582.84 pence per share. The highest price and lowest price paid for these shares were 582.84 pence and 582.84 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 215,000 ordinary shares at 582.84 pence each.

Following the above purchases and cancellations, William Hill PLC will have a total of 375,096,068 ordinary shares (excluding treasury shares) in issue and will hold 9,651,710 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 April 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8127A
William Hill PLC
03 April 2006

3rd April 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 31st March 2006 it purchased 215,000 of its ordinary shares of 10 pence each at an average price of 599.35 pence per share. The highest price and lowest price paid for these shares were 599.75 pence and 599.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 215,000 ordinary shares at prices between 599.00 pence and 599.75 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,881,068 ordinary shares (excluding treasury shares) in issue and will hold 9,651,710 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUASNRNKROOAR

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	04 April 2006 12:49
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:9518A
William Hill PLC
04 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MFS Investment Management (MFS)	17,234,783
MFS Institutional Advisors, Inc. (MFSI)	15,540,865
MFS International Ltd. (MIL)	3,130,030
MFS International (U.K.) Limited (MIL U.K.)	6,801,315
MFS International Management K.K. (MIM K.K.)	824,530
MFS Investment Management (Lux) S.A. (MIM Lux)	1,053,305

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

4 April, 2006

12. Total holding following this notification

44,584,828

13. Total percentage holding of issued class following this notification

11.88%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

4 April 2006

END
HOLDGGGDZDVGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 April 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:9420A
William Hill PLC
05 April 2006

5th April 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 4th April 2006, 63,206 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 374,944,274 ordinary shares in issue (excluding treasury shares) and in addition 9,588,504 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 April 2006 14:25
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:0451B
William Hill PLC
05 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not advised

11. Date company informed

5 April 2006

12. Total holding following this notification

No longer has a notifiable interest

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

None

15. Name of contact and telephone number for queries

Andrea Macqueen 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Andrea Macqueen - Deputy Secretary

Date of notification

5 April 2006

END
HOLZGGGDDKMGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 April 2006 15:24
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1434B
William Hill PLC
06 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	4,037,278*
Chase GA Group Nominees Ltd	6,847,101*
Chase Nominees Ltd	699,308*
CUIM Nominee Ltd	2,328,692*
Vidacos Nominees Ltd	720,500*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

462,612

8. Percentage of issued class

0.12%

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

5 April 2006

11. Date company informed

6 April 2006

12. Total holding following this notification

14,632,879 *
* beneficial interest only

13. Total percentage holding of issued class following this notification

3.90%

14. Any additional information

Figures are based on shares in issue of 374,944,274

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

[illegible]ate of notification

6th April 2006

END
HOLGGGGDKVNGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 April 2006 16:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Annual Report and Accounts

RNS Number:1538B
William Hill PLC
06 April 2006

6th April 2006

William Hill PLC
Shareholder Documentation

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London
E14 5HS

- Annual Report & Accounts 2005
- Notice of Annual General Meeting 2006
- Proxy form relating to the Annual General Meeting
- Revised Dividend Reinvestment Plan terms and conditions

The Annual General Meeting will be held at 11.00 a.m. on Thursday, 18 May 2006 at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London, WC2B 5DA.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 April 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:3159B
William Hill PLC
11 April 2006

11th April 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 10th April 2006, 74,697 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 375,018,971 ordinary shares in issue (excluding treasury shares) and in addition 9,513,807 ordinary shares are held in treasury.

Enquiries:

Helen Grantham — Company Secretary and General Counsel
020 8918 3600

END
TRSIMMFTMMBBBAF

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 April 2006 16:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3906B
William Hill PLC
11 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

11 April 2006

12. Total holding following this notification

44,915,874

13. Total percentage holding of issued class following this notification

11.98%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

11 April 2006

END
HOLZGGMDVMVGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 April 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3949B
William Hill PLC
12 April 2006

12th April 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th April 2006 it purchased 220,000 of its ordinary shares of 10 pence each at an average price of 599.10 pence per share. The highest price and lowest price paid for these shares were 599.50 pence and 598.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 220,000 ordinary shares at prices between 598.50 pence and 599.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,798,971 ordinary shares (excluding treasury shares) in issue and will hold 9,513,807 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUARBRNURSAAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 April 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4704B
William Hill PLC
13 April 2006

13th April 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th April 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 594.724 pence per share. The highest price and lowest price paid for these shares were 596.00 pence and 593.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 596.00 pence and 593.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,598,971 ordinary shares (excluding treasury shares) in issue and will hold 9,513,807 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUSNRNKRSAAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 April 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Purchase of Own Shares

RNS Number:5504B
William Hill PLC
18 April 2006

18th April 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th April 2006 it purchased 85,918 of its ordinary shares of 10 pence each at an average price of 598.997 pence per share. The highest price and lowest price paid for these shares were 599.50 pence and 595.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 85,918 ordinary shares at prices between 595.50 pence and 599.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,513,053 ordinary shares (excluding treasury shares) in issue and will hold 9,513,807 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSGUUAACUPQGQW

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 April 2006 10:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6484B
William Hill PLC
19 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

19 April 2006

12. Total holding following this notification

44,999,944

13. Total percentage holding of issued class following this notification

12.00%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

ANDREA MACQUEEN
DEPUTY COMPANY SECRETARY

Date of notification

19 April 2006

END
HOLZGGMDGLVGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 April 2006 13:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6711B
William Hill PLC
19 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited 1, 574,000
Chase Nominees Limited 10,248,300

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

19 April 2006

12. Total holding following this notification

11,822,300

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

19th April 2006

END
HOLKGGMDZLLGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 April 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:8412B
William Hill PLC
24 April 2006

24 April 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 21st April 2006, 7,946 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 374,520,999 ordinary shares in issue (excluding treasury shares) and in addition 9,505,861 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
TRSIBMRTMMMTBIF

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 April 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9797B
William Hill PLC
26 April 2006

26th April 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25th April 2006 it purchased 450,000 of its ordinary shares of 10 pence each at an average price of 622.042 pence per share. The highest price and lowest price paid for these shares were 624.50 pence and 618.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 450,000 ordinary shares at prices between 618.00 pence and 624.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,070,999 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRNWRSUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 April 2006 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0637C
William Hill PLC
27 April 2006

27th April 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26th April 2006 it purchased 32,000 of its ordinary shares of 10 pence each at an average price of 623.4434 pence per share. The highest price and lowest price paid for these shares were 624.50 pence and 621.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 32,000 ordinary shares at prices between 621.50 pence and 624.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 374,038,999 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Tel: 020 7404 5959
Brunswick

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNABRNARSUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 May 2006 07:51
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Annual Information Update

RNS Number: 2297C
William Hill PLC
02 May 2006

02 May 2006

WILLIAM HILL PLC

Annual Information Update for the 12 months up to and including 28 April 2006

In accordance with Prospectus Rule 5.2 the following summarises the information published, or made available to the public, over the twelve months ended 28 April 2006.

1. RNS announcements

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange website, www.londonstockexchange.com or the Company's website at www.williamhillplc.co.uk.

Date	Announcement
27 April 2006	Transaction in Own Shares
26 April 2006	Transaction in Own Shares
24 April 2006	Treasury Stock
19 April 2006	Holding(s) in Company
19 April 2006	Office of Fair Trading - Merger Update
19 April 2006	Holding(s) in Company
18 April 2006	Transaction in Own Shares
13 April 2006	Transaction in Own Shares
12 April 2006	Transaction in Own Shares
[illegible] April 2006	Holding(s) in Company
11 April 2006	Treasury Stock
06 April 2006	Annual Report and Accounts
06 April 2006	Holding(s) in Company
05 April 2006	Holding(s) in Company
05 April 2006	Treasury Stock
04 April 2006	Holding(s) in Company
03 April 2006	Transaction in Own Shares
31 March 2006	Transaction in Own Shares
30 March 2006	Transaction in Own Shares
29 March 2006	Treasury Stock
28 March 2006	Holding(s) in Company
24 March 2006	Treasury Stock
23 March 2006	Holding(s) in Company
22 March 2006	Holding(s) in Company
21 March 2006	Director/PDMR Shareholding
21 March 2006	Treasury Stock
20 March 2006	Transaction in Own Shares
17 March 2006	Holding(s) in Company
17 March 2006	Transaction in Own Shares
16 March 2006	Transaction in Own Shares
15 March 2006	Transaction in Own Shares
14 March 2006	Transaction in Own Shares
13 March 2006	Holding(s) in Company

13 March 2006	Transaction in Own Shares
10 March 2006	Transaction in Own Shares
09 March 2006	Transaction in Own Shares
08 March 2006	Transaction in Own Shares
07 March 2006	Transaction in Own Shares
06 March 2006	Transaction in Own Shares
03 March 2006	Transaction in Own Shares
02 March 2006	Final Results
01 March 2006	Holding(s) in Company
27 February 2006	Holding(s) in Company
24 February 2005	Office of Fair Trading - Merger Update
22 February 2005	Holding(s) in Company
17 February 2005	Holding(s) in Company
13 February 2005	Office of Fair Trading - Merger Update
13 February 2005	Office of Fair Trading - OFT/William Hill
13 February 2005	Office of Fair Trading - OFT/William Hill
09 February 2005	Holding(s) in Company
02 February 2005	Transaction in Own Shares
01 February 2005	Transaction in Own Shares
31 January 2006	Transaction in Own Shares
30 January 2006	Transaction in Own Shares
27 January 2006	Transaction in Own Shares
26 January 2006	Holding(s) in Company
26 January 2006	Transaction in Own Shares
25 January 2006	Transaction in Own Shares
24 January 2006	Transaction in Own Shares
23 January 2006	Holding(s) in Company
23 January 2006	Transaction in Own Shares
19 January 2006	Transaction in Own Shares
18 January 2006	Transaction in Own Shares
17 January 2006	Transaction in Own Shares
16 January 2006	Transaction in Own Shares
13 January 2006	Transaction in Own Shares
12 January 2006	Transaction in Own Shares
11 January 2006	Holding(s) in Company
11 January 2006	Transaction in Own Shares
10 January 2006	Transaction in Own Shares
09 January 2006	Transaction in Own Shares
06 January 2006	Finance Director Update
06 January 2006	Transaction in Own Shares
05 January 2006	Transaction in Own Shares
03 January 2006	Trading Statement
28 December 2005	Holding(s) in Company
22 December 2005	Transaction in Own Shares
22 December 2005	Transaction in Own Shares
21 December 2005	Transaction in Own Shares
19 December 2005	Transaction in Own Shares
[illegible] December 2005	Holding(s) in Company
16 December 2005	Transaction in Own Shares
15 December 2005	Board Appointment
15 December 2005	Transaction in Own Shares
14 December 2005	Office of Fair Trading - Merger Update
14 December 2005	Transaction in Own Shares
13 December 2005	Transaction in Own Shares
12 December 2005	Holding(s) in Company
12 December 2005	Sale of 48 LBOs to the Tote
12 December 2005	Transaction in Own Shares
09 December 2005	Transaction in Own Shares
08 December 2005	Transaction in Own Shares
07 December 2005	Transaction in Own Shares
06 December 2005	Transaction in Own Shares
21 November 2005	Holding(s) in Company
17 November 2005	Trading Update
11 November 2005	Holding(s) in Company
10 November 2005	Holding(s) in Company
01 November 2005	Holding(s) in Company
28 October 2005	Holding(s) in Company 2005
19 October 2005	Holding(s) in Company
18 October 2005	Holding(s) in Company
17 October 2005	Holding(s) in Company
14 October 2005	Transaction in Own Shares

13 October 2005	Transaction in Own shares
12 October 2005	Transaction in Own Shares
11 October 2005	Transaction in Own Shares
07 October 2005	Transaction in Own Shares
06 October 2005	Holding(s) in Company
06 October 2005	Transaction in Own Shares
04 October 2005	Transaction in Own Shares
03 October 2005	Transaction in Own Shares
26 September 2005	Holding(s) in Company
26 September 2005	Transaction in Own Shares
22 September 2005	Transaction in Own Shares
21 September 2005	Transaction in Own Shares
20 September 2005	Transaction in Own Shares
16 September 2005	Transaction in Own Shares
15 September 2005	Transaction in Own Shares
13 September 2005	Director/PDMR Shareholding
13 September 2005	Holding(s) in Company
12 September 2005	Transaction in Own Shares
09 September 2005	Transaction in Own Shares
08 September 2005	Transaction in Own Shares
07 September 2005	Transaction in Own Shares
05 September 2005	Interim Results
18 August 2005	Holding(s) in Company
10 August 2005	Director/PDMR Shareholding
02 August 2005	Acquisition Clearance
02 August 2005	Office of Fair Trading - Merger Update
29 July 2005	Notice of Interim Results
20 July 2005	Transaction in Own Shares
19 July 2005	Holding(s) in Company
19 July 2005	Transaction in Own Shares
18 July 2005	Transaction in Own Shares
11 July 2005	Agreement
08 July 2005	Transaction in Own Shares
05 July 2005	Holding(s) in Company
05 July 2005	Trading Statement
01 July 2005	Transaction in Own Shares
21 June 2005	Director Shareholding
20 June 2005	Holding(s) in Company
17 June 2005	EGM Statement
13 June 2005	Holding(s) in Company
06 June 2005	Document re Acquisition
03 June 2005	Holding(s) in Company
02 June 2005	Holding(s) in Company
31 May 2005	Document re Acquisition
25 May 2005	Director Shareholding
20 May 2005	Result of AGM
16 May 2005	Office of Fair Trading - Merger Update
[illegible]6 May 2005	Acquisition

2. Documents Filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff C14 3UZ. They are also available (as dated below) through Companies House direct at www.direct.companieshouse.gov.uk.

20 April 2006	Form 169	Purchase of own shares
20 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
13 April 2006	Form 288a	Appointment of a Director
13 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
13 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
11 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
11 April 2006	Form 169	Purchase of own shares
03 March 2006	Form 169	Purchase of own shares
02 March 2006	Form 169	Purchase of own shares
09 February 2006	Form 169	Purchase of own shares

01 February 2006	Form 169	Purchase of own shares
20 January 2006	Form 169	Purchase of own shares
18 November 2005	Form 169	Purchase of own shares
28 October 2005	Form 169	Purchase of own shares
26 October 2005	Form 169	Purchase of own shares
13 October 2005	Form 169	Purchase of own shares
13 October 2005	Form 169	Purchase of own shares
23 August 2005	Form 169	Purchase of own shares
12 August 2005	Form 169	Purchase of own shares
05 August 2005	Form 169	Purchase of own shares
20 June 2005	AA	Accounts for year ended 28 December 2004
20 June 2005	Form 363	Annual Return made up to 08 May 2005
10 June 2005	Form 288c	Change of Director's particulars
09 June 2005	Mem/Arts	Articles of Association
09 June 2005	Res01	Ordinary and Special Resolutions passed at AGM

3. Documents published and sent to shareholders or filed with the UKLA viewing facility at:

Financial Services Authority
The North Colonnade
Canary Wharf
London
E14 5HS

06 April 2006	Annual Report and Accounts 2006
06 April 2006	Notice of Annual General Meeting 2006
06 April 2006	Proxy Form relating to Annual General Meeting
06 April 2006	Revised Dividend Reinvestment Plan terms and conditions
17 June 2005	Resolutions passed at Extraordinary General Meeting
06 June 2005	Circular giving additional information re proposed Stanley acquisition
31 May 2005	Circular re proposed Stanley acquisition
31 May 2005	Notice of Extraordinary General Meeting
19 May 2005	Resolutions passed at Annual General Meeting

Copies of the above documents can be obtained from the Company Secretary at:

Greenside House
50 Station Road
Wood Green
London
N22 7TP

In accordance with Article 5.2.7 of the Prospectus Rules we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Enquiries:

Helen Grantham — Company Secretary and General Counsel
020 8918 3600

END
AIUUWSNRNKRSUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 May 2006 07:51
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2307C
William Hill PLC
02 May 2006

2nd May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 28th April 2006 it purchased 1,102,709 of its ordinary shares of 10 pence each at an average price of 634.80 pence per share. The highest price and lowest price paid for these shares were 637.00 pence and 631.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 1,102,709 ordinary shares at prices between 631.00 pence and 637.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 372,936,290 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 May 2006 07:16
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3118C
William Hill PLC
03 May 2006

3rd May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2nd May 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 637.892 pence per share. The highest price and lowest price paid for these shares were 639.00 pence and 633.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 633.50 pence and 639.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 372,686,290 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 04 May 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3966C
William Hill PLC
04 May 2006

4th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3rd May 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 621.85 pence per share. The highest price and lowest price paid for these shares were 625.00 pence and 617.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 617.00 pence and 625.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 372,486,290 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 May 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4845C
William Hill PLC
05 May 2006

5th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4th May 2006 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 630.50 pence per share. The highest price and lowest price paid for these shares were 630.50 pence and 630.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at a price of 630.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 372,386,290 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 May 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5544C
William Hill PLC
08 May 2006

8th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th May 2006 it purchased 50,000 of its ordinary shares of 10 pence each at an average price of 639.23 pence per share. The highest price and lowest price paid for these shares were 639.50 pence and 638.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 50,000 ordinary shares at prices between 638.50 pence and 639.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 372,336,290 ordinary shares (excluding treasury shares) in issue and will hold 9,505,861 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 May 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:7740C
William Hill PLC
11 May 2006

11 May 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 10 May 2006, 76,729 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 372,413,019 ordinary shares in issue (excluding treasury shares) and in addition 9,429,132 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
POSAMMFTMMIBBFF

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 May 2006 16:33
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:9238C
William Hill PLC
12 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	2,182,900
Chase Nominees Limited	13,529,297

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

12 May 2006

12. Total holding following this notification

15,712,197

13. Total percentage holding of issued class following this notification

4.220%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

12th May 2006

END
HOLZGGMKVZLGVZM

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	12 May 2006 07:06
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8515C
William Hill PLC
12 May 2006

12th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th May 2006 it purchased 310,000 of its ordinary shares of 10 pence each at an average price of 636.76 pence per share. The highest price and lowest price paid for these shares were 639.00 pence and 635.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 310,000 ordinary shares at prices between 635.00 pence and 639.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 372,103,019 ordinary shares (excluding treasury shares) in issue and will hold 9,429,132 shares in treasury.

At its Annual General Meeting held on 19 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 39,433,611 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 May 2006 16:57
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Result of AGM

RNS Number:2306D
William Hill PLC
18 May 2006

18 May 2006

William Hill PLC
AGM Resolutions

William Hill PLC (the 'Company') confirms that all resolutions proposed at the Annual General Meeting held on Thursday 18 May 2006 at 11.00 at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA and set out in the notice of meeting dated 04 April 2006 were duly passed.

The Company has submitted two copies of the resolutions passed at the meeting (other than resolutions concerning ordinary business) to the UK Listing Authority and these documents will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. 020 7676 1000

All resolutions proposed at the AGM were carried on a show of hands. The proxy figures for the resolutions are displayed on the Company's corporate website - www.williamhillplc.co.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 May 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Trading Statement

RNS Number:1302D
William Hill PLC
18 May 2006

WILLIAM HILL PLC

TRADING STATEMENT

William Hill Plc (the 'Group') will provide the following trading update on the 20 week period ended 16 May 2006 (the 'period') at its AGM to be held later today.

Since early March, sporting results have in general been favourable for both horseracing, which benefited from good results at the Cheltenham Festival and an excellent result for the Grand National, and football that benefited from above average results. These good results more than offset the mixed sporting results from January and February which saw some strong weeks, aided by more favourable football results and some poor weeks, particularly for horse racing which was impacted by both unfavourable results and fixture cancellations.

The Group is well positioned to take advantage of the busy sporting programme this year that should result in record levels of turnover around events such as the World Cup as well as good opportunities for account recruitment in the remote channels. In addition, trading comparatives will become easier in the coming months due to the unfavourable sporting results experienced in the second half of 2005. At this relatively early point in the year, in advance of the World Cup and busy summer racing programme, the Board remains comfortable with consensus estimates for the full year out turn.

Contacts:

David Harding, Chief Executive Officer	020 8918 3910
Tom Singer, Chief Operating Officer	020 8918 3910
Simon Lane, Group Finance Director	020 8918 3910
James Bradley/ Deborah Spencer, Brunswick	020 7404 5959

END
AGMSFAFDWSMSEFI

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 May 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:3058D
William Hill PLC
22 May 2006

22 May 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 19 May 2006, 15,362 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 371,448,381 ordinary shares in issue (excluding treasury shares) and in addition 9,413,770 ordinary shares are held in treasury.

Enquiries:

Helen Grantham — Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 May 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number: 3822D
William Hill PLC
23 May 2006

23rd May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22nd May 2006 it purchased 320,000 of its ordinary shares of 10 pence each at an average price of 603.439 pence per share. The highest price and lowest price paid for these shares were 612.50 pence and 582.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 320,000 ordinary shares at prices between 582.00 pence and 612.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 371,128,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 May 2006 10:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4083D
William Hill PLC
23 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited 3,698,518
Chase Nominees Limited 15,305,400

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

23 May 2006

12. Total holding following this notification

19,003,918

13. Total percentage holding of issued class following this notification

5.116%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

23rd May 2006

END
HOLGGGZKGFFGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 May 2006 07:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4604D
William Hill PLC
24 May 2006

24th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23rd May 2006 it purchased 320,000 of its ordinary shares of 10 pence each at an average price of 616.60 pence per share. The highest price and lowest price paid for these shares were 624.00 pence and 605.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 320,000 ordinary shares at prices between 605.00 pence and 624.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 370,808,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNBRVUAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 May 2006 07:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number: 5387D
William Hill PLC
25 May 2006

25th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24th May 2006 it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 610.37 pence per share. The highest price and lowest price paid for these shares were 625.00 pence and 601.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 350,000 ordinary shares at prices between 601.00 pence and 625.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 370,458,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUSVNRNARVUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 May 2006 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6235D
William Hill PLC
26 May 2006

26th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25th May 2006 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 615.40 pence per share. The highest price and lowest price paid for these shares were 620.00 pence and 605.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 605.00 pence and 620.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 370,158,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRNSRVUAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 May 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:7020D
William Hill PLC
30 May 2006

30th May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26th May 2006 it purchased 335,000 of its ordinary shares of 10 pence each at an average price of 621.90 pence per share. The highest price and lowest price paid for these shares were 626.00 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 335,000 ordinary shares at prices between 615.00 pence and 626.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 369,823,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNVNRNRRVUAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 May 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7845D
William Hill PLC
31 May 2006

31st May 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th May 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 615.12 pence per share. The highest price and lowest price paid for these shares were 622.00 pence and 608.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 608.00 pence and 622.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 369,573,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSURVNRNORVOAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 June 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:8625D
William Hill PLC
01 June 2006

1st June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 31st May 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 615.50 pence per share. The highest price and lowest price paid for these shares were 620.00 pence and 604.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 604.50 pence and 620.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 369,373,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUAVNRNVRVOAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 June 2006 07:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number: 9369D
William Hill PLC
02 June 2006

2nd June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1st June 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 611.24 pence per share. The highest price and lowest price paid for these shares were 618.00 pence and 606.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 606.00 pence and 618.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 369,173,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUASNRNKRNRAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 June 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0176E
William Hill PLC
05 June 2006

5th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2nd June 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 616.52 pence per share. The highest price and lowest price paid for these shares were 625.00 pence and 610.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 610.00 pence and 625.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 369,013,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

Simon Lane, Group Finance Director   Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUSNRNKRNRAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 June 2006 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0817E
William Hill PLC
06 June 2006

6th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th June 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 619.65 pence per share. The highest price and lowest price paid for these shares were 620.00 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 615.00 pence and 620.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 368,863,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRNORNRAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 June 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2298E
William Hill PLC
08 June 2006

8th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7th June 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 602.95 pence per share. The highest price and lowest price paid for these shares were 606.00 pence and 600.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 600.00 pence and 606.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 368,663,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBVNRNSRNRAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	09 June 2006 07:12
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3065E
William Hill PLC
09 June 2006

9th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 8th June 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 593.50 pence per share. The highest price and lowest price paid for these shares were 600.00 pence and 589.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 589.00 pence and 600.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 368,413,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUWVNRNSRNRAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 June 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3817E
William Hill PLC
12 June 2006

12th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9th June 2006 it purchased 225,000 of its ordinary shares of 10 pence each at an average price of 596.3185 pence per share. The highest price and lowest price paid for these shares were 601.50 pence and 590.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 225,000 ordinary shares at prices between 590.50 pence and 601.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 368,188,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUKVNRNNRNRAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	13 June 2006 08:49
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4511E
William Hill PLC
13 June 2006

13th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 595.9871 pence per share. The highest price and lowest price paid for these shares were 600.50 pence and 592.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 592.00 pence and 600.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 368,023,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

om Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUURBRNRRNAAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 June 2006 13:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5015E
William Hill PLC
13 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited 4,959,400
Chase Nominees Limited 17,993,300

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

13 June 2006

12. Total holding following this notification

22,952,700

13. Total percentage holding of issued class following this notification

6.223%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

13th June 2006

END
HOLFGGMVFFRGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 June 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5258E
William Hill PLC
14 June 2006

14th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 582.40 pence per share. The highest price and lowest price paid for these shares were 588.00 pence and 577.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 577.00 pence and 588.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 367,858,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNBRNAAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 June 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5997E
William Hill PLC
15 June 2006

15th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 586.942 pence per share. The highest price and lowest price paid for these shares were 590.00 pence and 580.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 580.00 pence and 590.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 367,693,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSVNRNVRNAAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 June 2006 08:00
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6825E
William Hill PLC
16 June 2006

16th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15th June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 598.32 pence per share. The highest price and lowest price paid for these shares were 600.00 pence and 591.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 591.50 pence and 600.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 367,528,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUVRBRNARNAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 June 2006 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7621E
William Hill PLC
19 June 2006

19th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16th June 2006 it purchased 183,000 of its ordinary shares of 10 pence each at an average price of 598.18 pence per share. The highest price and lowest price paid for these shares were 602.00 pence and 591.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 183,000 ordinary shares at prices between 591.00 pence and 602.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 367,345,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNVNRNORNAAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 June 2006 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8384E
William Hill PLC
20 June 2006

20th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19th June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 598.35 pence per share. The highest price and lowest price paid for these shares were 600.50 pence and 593.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 593.50 pence and 600.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 367,180,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 June 2006 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9085E
William Hill PLC
21 June 2006

21st June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 593.95 pence per share. The highest price and lowest price paid for these shares were 597.50 pence and 590.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 590.00 pence and 597.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 367,015,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 June 2006 09:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9811E
William Hill PLC
22 June 2006

22nd June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st June 2006 it purchased 165,000 of its ordinary shares of 10 pence each at an average price of 593.7131 pence per share. The highest price and lowest price paid for these shares were 597.00 pence and 591.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 165,000 ordinary shares at prices between 591.00 pence and 597.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 366,850,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 June 2006 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0466F
William Hill PLC
23 June 2006

23rd June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22nd June 2006 it purchased 340,000 of its ordinary shares of 10 pence each at an average price of 599.25 pence per share. The highest price and lowest price paid for these shares were 602.00 pence and 598.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 340,000 ordinary shares at prices between 598.00 pence and 602.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 366,510,381 ordinary shares (excluding treasury shares) in issue and will hold 9,413,770 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942
Director
James Bradley/ Deborah Spencer, Tel: 020 7404 5959
Brunswick

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 June 2006 07:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Treasury Stock

RNS Number:1889F
William Hill PLC
27 June 2006

27 June 2006

William Hill PLC
Treasury Shares - Announcement under LR12.6.4

William Hill PLC (the Company) announces that on 26 June 2006, 8,387 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 366,518,768 ordinary shares in issue (excluding treasury shares) and in addition 9,405,383 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
                  020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 June 2006 07:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1885F
William Hill PLC
27 June 2006

RNS Announcement

William Hill PLC

Repurchases of Shares in Close Period

William Hill PLC ('William Hill' or the 'Company') announces that the Company has entered into an irrevocable arrangement with its broker, Citigroup Global Market U.K. Equity Limited ('Citigroup'), to repurchase on its behalf and within certain pre-set parameters, ordinary shares in William Hill commencing on 28 June 2006 (the 'transaction'). The sole purpose of the transaction is to reduce the capital of the Company. Citigroup has been granted the authority to repurchase up to a maximum of 4.0 million shares provided that the aggregate purchase price of the shares shall not in any event exceed £20 million. The authority expires on 28 July 2006. This arrangement is in accordance with Chapter 12 of the Listing Rules and William Hill's general authority to repurchase up to 37,509,606 shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 June 2006 07:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3358F
William Hill PLC
29 June 2006

29th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 28th June 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 603.337 pence per share. The highest price and lowest price paid for these shares were 607.00 pence and 596.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 596.00 pence and 607.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 366,368,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

Simon Lane, Group Finance Director   Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 June 2006 07:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4173F
William Hill PLC
30 June 2006

30th June 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 29th June 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 610.841 pence per share. The highest price and lowest price paid for these shares were 614.00 pence and 608.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 608.00 pence and 614.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 366,218,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

Simon Lane, Group Finance Director   Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

END
POSUKVNRNSRNUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 June 2006 07:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Trading Update

RNS Number:4168F
William Hill PLC
30 June 2006

WILLIAM HILL PLC

PRE CLOSE PERIOD TRADING STATEMENT

The Group continues to trade in line with management's expectations and the Board remains comfortable with consensus estimates for the full year outturn.

Results for the 26 week period ended 27 June 2006 will be announced on 1 August 2006.

Contacts:

David Harding, Chief Executive Officer	020 8918 3910
Tom Singer, Chief Operating Officer	020 8918 3910
Simon Lane, Group Finance Director	020 8918 3910
James Bradley/ Deborah Spencer, Brunswick	020 7404 5959

END
TSTFLMFTMMITBLF

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 July 2006 07:35
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5124F
William Hill PLC
03 July 2006

3rd July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th June 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 624.35 pence per share. The highest price and lowest price paid for these shares were 628.00 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 615.00 pence and 628.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 366,068,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer,	Chief Operating Officer	Tel: 020 8918 3952
Simon Lane,	Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick		Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

RECEIVED
2006 AUG 15 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:5823F
William Hill PLC
03 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY (Nominees) Ltd	164,714*
BNY Norwich Union Nominees Ltd	2,913,074*
Chase GA Group Nominees Ltd	3,879,709*
Chase Nominees Ltd	355,730*
CUIM Nominee Ltd	1,904,520*
Vidacos Nominees Ltd	870,997*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

1,317,182

8. Percentage of issued class

0.36%

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

30 June 2006

11. Date company informed

3 July 2006

12. Total holding following this notification

10,088,744 *

* beneficial interest only

13. Total percentage holding of issued class following this notification

2.76%

14. Any additional information

Figures are based on shares in issue of 366,068,768

15. Name of contact and telephone number for queries

Andrea Macqueen - 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham - 020 8918 3769

Date of notification

3 July 2006

END

RNS Number:5975F
William Hill PLC
04 July 2006

4th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3rd July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 629.05 pence per share. The highest price and lowest price paid for these shares were 633.50 pence and 627.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 627.00 pence and 633.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,918,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 July 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6797F
William Hill PLC
05 July 2006

5th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 623.11 pence per share. The highest price and lowest price paid for these shares were 629.50 pence and 620.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 620.00 pence and 629.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,768,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 July 2006 07:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7486F
William Hill PLC
06 July 2006

6th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 616.6355 pence per share. The highest price and lowest price paid for these shares were 625.00 pence and 611.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 611.50 pence and 625.00 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,618,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 July 2006 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Transaction in Own Shares

RNS Number:8193F
William Hill PLC
07 July 2006

7th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 618.41 pence per share. The highest price and lowest price paid for these shares were 621.50 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 615.00 pence and 621.50 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,468,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 July 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8943F
William Hill PLC
10 July 2006

10th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 612.1447 pence per share. The highest price and lowest price paid for these shares were 612.1447 pence and 612.1447 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at a price of 612.1447 pence.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,318,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUBVNRNORBRAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 July 2006 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9728F
William Hill PLC
11 July 2006

11th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 10th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 613.4688 pence per share. The highest price and lowest price paid for these shares were 615.00 pence and 608.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 608.00 pence and 615.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,168,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 July 2006 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0481G
William Hill PLC
12 July 2006

12th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 612.5838 pence per share. The highest price and lowest price paid for these shares were 615.50 pence and 607.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 607.00 pence and 615.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 365,018,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUAABRNRRBAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 July 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1223G
William Hill PLC
13 July 2006

13th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 606.3195 pence per share. The highest price and lowest price paid for these shares were 612.00 pence and 604.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 604.00 pence and 612.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 364,868,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUVNRNVRBAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 July 2006 11:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1533G
William Hill PLC
13 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

13 July 2006

12. Total holding following this notification

47,556,361

13. Total percentage holding of issued class following this notification

13.02%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON
DEPUTY COMPANY SECRETARY

Date of notification

13 July 2006

END
HOLFGGMNMFVGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 July 2006 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1881G
William Hill PLC
14 July 2006

14th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 601.0288 pence per share. The highest price and lowest price paid for these shares were 610.00 pence and 589.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 589.00 pence and 610.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 364,718,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUOVNRNNRBAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 July 2006 11:38
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2006 AUG 15 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:2823G
William Hill PLC
17 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
5,458,700	FPM	JP MORGAN BOURNEMOUTH
2,224,081	FPM	NORTHERN TRUST LONDON
794,100	FPM	MELLON BANK
755,000	FPM	BANK OF NEW YORK BRUSSELS
590,400	FPM	JP MORGAN BOURNEMOUTH
520,420	FPM	STATE STR BK AND TR CO LNDN (S
236,600	FPM	BANKERS TRUST LONDON
110,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
100,600	FPM	MIDLAND SECURITIES SERVICES
59,200	FPM	JPMORGAN CHASE BANK
12,100	FPM	DEXIA PRIVATBANK
11,600	FPM	CHASE MANHATTAN LONDON
708,900	FMTC	BROWN BROTHERS HARRIMAN AND CO
588,927	FMTC	STATE STREET BANK AND TR CO
281,700	FMTC	BANK OF NEW YORK
244,900	FMTC	JP MORGAN CHASE BANK
239,600	FMTC	NORTHERN TRUST CO
8,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO
1,250,500	FMRCO	JPMORGAN CHASE BANK
459,900	FMRCO	STATE STREET BANK AND TR CO
154,300	FMRCO	NORTHERN TRUST LONDON
47,500	FMRCO	MELLON BANK N.A.
21,380,624	FISL	JP MORGAN BOURNEMOUTH
2,144,004	FIL	JP MORGAN BOURNEMOUTH
676,004	FIL	BROWN BROS. HARRIMN LTD LUX
298,600	FIL	BANK OF NEW YORK BRUSSELS
215,400	FIL	JP MORGAN BOURNEMOUTH
157,700	FIL	NORTHERN TRUST LONDON
137,972	FIL	STATE STREET BANK AND TR CO LNDN (S
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,272,069	FII	JP MORGAN, BOURNEMOUTH
673,300	FII	BANK OF NEW YORK EUROPE LDN
155,800	FIGEST	BNP PARIBAS, PARIS
428,100	FICL	STATE STREET BANK AND TR CO
24,600	FIA(K)L	STATE STREET HONG KONG
51,031,950		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(2,031,138)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

17 July 2006

12. Total holding following this notification

51,031,950

13. Total percentage holding of issued class following this notification

13.92%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

17 July 2006

....

END
HOLFGGMNMNKGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 July 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2567G
William Hill PLC
17 July 2006

17th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 592.4987 pence per share. The highest price and lowest price paid for these shares were 596.00 pence and 584.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 584.50 pence and 596.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 364,568,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUSVNRNVRBAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 July 2006 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3929G
William Hill PLC
19 July 2006

19th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 583.28 pence per share. The highest price and lowest price paid for these shares were 586.00 pence and 580.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 580.00 pence and 586.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 364,268,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUWVNRNNRBAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 July 2006 07:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4619G
William Hill PLC
20 July 2006

20th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 592.25 pence per share. The highest price and lowest price paid for these shares were 595.00 pence and 588.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 588.00 pence and 595.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 364,118,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUKRBRNRRBAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 July 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5288G
William Hill PLC
21 July 2006

21st July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 595.81 pence per share. The highest price and lowest price paid for these shares were 601.00 pence and 591.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 591.00 pence and 601.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,968,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSURRBRNRRBUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 July 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5906G
William Hill PLC
24 July 2006

24th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 591.442 pence per share. The highest price and lowest price paid for these shares were 594.50 pence and 588.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 588.00 pence and 594.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,818,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUAVNRNNNRBUAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:6542G
William Hill PLC
25 July 2006

25th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 592.35 pence per share. The highest price and lowest price paid for these shares were 597.50 pence and 589.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 589.50 pence and 597.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,668,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer,	Tel: 020 7404 5959

Brunswick

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSVNRNORBUAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:7198G
William Hill PLC
26 July 2006

26th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 589.45 pence per share. The highest price and lowest price paid for these shares were 593.00 pence and 585.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 585.00 pence and 593.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,518,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Tel: 020 7404 5959
Brunswick

END
POSUVRBRNRRBUAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:7892G
William Hill PLC
27 July 2006

27th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26th July 2006 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 603.28 pence per share. The highest price and lowest price paid for these shares were 608.00 pence and 593.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 593.00 pence and 608.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,368,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance	Tel: 020 8918 3942

Director
James Bradley/ Deborah Spencer, Tel: 020 7404 5959
Brunswick

END
POSUNVNRNBRBUAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:8630G
William Hill PLC
28 July 2006

28th July 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 27th July 2006 it purchased 155,000 of its ordinary shares of 10 pence each at an average price of 606.55 pence per share. The highest price and lowest price paid for these shares were 608.00 pence and 605.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 155,000 ordinary shares at prices between 605.00 pence and 608.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,213,768 ordinary shares (excluding treasury shares) in issue and will hold 9,405,383 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBRBRNARBUAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Re Joint Venture

RNS Number:0266H
William Hill PLC
01 August 2006

William Hill PLC (UK) and Codere S.A. (Spain) to set up sports betting JV.

The UK bookmaker William Hill and the Spanish gaming group Codere have today announced the signing of a memorandum of understanding. The parties plan to create a joint venture to become a leader in sports betting in Spain, once regulation is passed to license sports betting providers based in that country.

Spain is one of the largest gambling markets in Europe, but to date licences have not been available to private companies to operate sports betting businesses inside the country. Growth of the number of Internet operators targeting the country is evidence that there is strong demand for these services, and this has led the regional governments within Spain to move towards regulating the market. Several of Spain's regions are now developing legislation to regulate sports betting and introduce a licensing regime, allowing the establishment of land-based businesses. It is widely anticipated that the first of these regions will license sports betting in the next few months.

The proposed joint venture would bring together William Hill's bookmaking expertise and Codere's leadership position in gaming businesses within Spain, creating a powerful proposition for the Spanish market.

Commenting on the proposals, David Harding, Chief Executive of William Hill, said:

'We are very excited about this opportunity. The combination of William Hill's

bookmaking expertise and Codere's leadership position in gaming in the Spanish-speaking world creates a very strong team to take advantage of sports betting regulation in Spain. We hope that as our joint business in Spain grows, Codere's presence in other parts of the world will present the partnership with further opportunities.'

Jose Antonio Martinez Sampedro, Codere's Chief Executive, commented:

'Sports betting has been in Spain since the arrival of the Internet. We welcome the Autonomous regions' moves to regulate it, allowing for the development of a market where customers can enjoy sports betting safely.'

Notes to Editors:

About William Hill PLC

'Founded in 1934, William Hill PLC is one of the UK's largest bookmakers. The company operates over 2000 betting shops throughout the UK and Ireland. It is the UK's largest operator of telephone betting services, and is one of the leading Internet operators globally.

http://www.williamhillplc.co.uk/

About Codere S.A.

Codere is a Spanish company dedicated to the private gaming sector in Europe and Latin America. With more than 25 years experience, it operates over 40,000 slot machines, 96 bingo halls, 42 sports betting outlets, 2 racetracks and 6 Casinos in Spain, Italy, Argentina, Mexico, Colombia, Panama, Peru and Uruguay.

http://www.codere.com/

Enquiries:

Codere S.A.
Lily Arteaga   Tel: +34 91 440 2819

William Hill
Brunswick Group Tel: +44 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
JVEAKDKDFBKDAON

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:0777H
William Hill PLC
01 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment

managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
5,403,400	FPM	JP MORGAN BOURNEMOUTH
2,224,081	FPM	NORTHERN TRUST LONDON
794,100	FPM	MELLON BANK
644,000	FPM	BANK OF NEW YORK BRUSSELS
587,400	FPM	JP MORGAN BOURNEMOUTH

520,420	FPM	STATE STR BK AND TR CO LNDN (S
236,600	FPM	BANKERS TRUST LONDON
110,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
98,200	FPM	MIDLAND SECURITIES SERVICES
59,200	FPM	JPMORGAN CHASE BANK
12,100	FPM	DEXIA PRIVATBANK
11,600	FPM	CHASE MANHATTAN LONDON
708,900	FMTC	BROWN BROTHERS HARRIMAN AND CO
588,927	FMTC	STATE STREET BANK AND TR CO
281,700	FMTC	BANK OF NEW YORK
244,900	FMTC	JP MORGAN CHASE BANK
232,400	FMTC	NORTHERN TRUST CO
7,676,149	FMRCO	BROWN BROTHERS HARRIMAN AND CO
1,250,500	FMRCO	JPMORGAN CHASE BANK
459,900	FMRCO	STATE STREET BANK AND TR CO
154,300	FMRCO	NORTHERN TRUST LONDON
47,500	FMRCO	MELLON BANK N.A.
18,942,719	FISL	JP MORGAN BOURNEMOUTH
2,111,404	FIL	JP MORGAN BOURNEMOUTH
348,234	FIL	BROWN BROS. HARRIMN LTD LUX
297,000	FIL	BANK OF NEW YORK BRUSSELS
215,400	FIL	JP MORGAN BOURNEMOUTH
157,700	FIL	NORTHERN TRUST LONDON
137,972	FIL	STATE STREET BANK AND TR CO LNDN (S
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,122,800	FII	JP MORGAN, BOURNEMOUTH
673,300	FII	BANK OF NEW YORK EUROPE LDN
80,400	FIGEST	BNP PARIBAS, PARIS
428,100	FICL	STATE STREET BANK AND TR CO
24,600	FIA(K)L	STATE STREET HONG KONG
47,012,106		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(4,019,844)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

1 August 2006

12. Total holding following this notification

47,012,106

13. Total percentage holding of issued class following this notification

12.93%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

1 August 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLGGGGRVMDGVZM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Statement reTreasury shares

RNS Number:1105H
William Hill PLC
02 August 2006

2 August 2006

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 1 August 2006, 270,379 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176pence.

Following the above transfer of treasury shares, the Company has a total of 363,213,768 ordinary shares in issue (excluding treasury shares) and in addition 9,135,004 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRSSIFSESMSEEA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:2340H
William Hill PLC
04 August 2006

4th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3rd August 2006 it purchased 170,000 of its ordinary shares of 10 pence each at an average price of 587.60 pence per share. The highest price and lowest price paid for these shares were 590.00 pence and 585.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 170,000 ordinary shares at prices between 585.00 pence and 590.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,314,147 ordinary shares (excluding treasury shares) in issue and will hold 9,135,004 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRNNRWRAR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Statement re Treasury Shares

RNS Number:2926H
William Hill PLC
04 August 2006

4 August 2006

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 4 August 2006, 35,850 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of treasury shares, the Company has a total of 363,349,997 ordinary shares in issue (excluding treasury shares) and in addition 9,099,154 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFFRTIISIIR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:3642H
William Hill PLC
08 August 2006

8th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7th August 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 595.20 pence per share. The highest price and lowest price paid for these shares were 596.50 pence and 593.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 593.00 pence and 596.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 363,149,997 ordinary shares (excluding treasury shares) in issue and will hold 9,099,154 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBABRNBRWRAR

02 May 2006

WILLIAM HILL PLC

Annual Information Update for the 12 months up to and including 28 April 2006

In accordance with Prospectus Rule 5.2 the following summarises the information published, or made available to the public, over the twelve months ended 28 April 2006.

1. **RNS announcements**

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange website, www.londonstockexchange.com or the Company's website at www.williamhillplc.co.uk.

Date	Announcement
27 April 2006	Transaction in Own Shares
26 April 2006	Transaction in Own Shares
24 April 2006	Treasury Stock
19 April 2006	Holding(s) in Company
19 April 2006	Office of Fair Trading – Merger Update
19 April 2006	Holding(s) in Company
18 April 2006	Transaction in Own Shares
13 April 2006	Transaction in Own Shares
12 April 2006	Transaction in Own Shares
11 April 2006	Holding(s) in Company
11 April 2006	Treasury Stock
06 April 2006	Annual Report and Accounts
06 April 2006	Holding(s) in Company
05 April 2006	Holding(s) in Company
05 April 2006	Treasury Stock
04 April 2006	Holding(s) in Company
03 April 2006	Transaction in Own Shares
31 March 2006	Transaction in Own Shares
30 March 2006	Transaction in Own Shares
29 March 2006	Treasury Stock
28 March 2006	Holding(s) in Company
24 March 2006	Treasury Stock
23 March 2006	Holding(s) in Company
22 March 2006	Holding(s) in Company
21 March 2006	Director/PDMR Shareholding
21 March 2006	Treasury Stock
20 March 2006	Transaction in Own Shares
17 March 2006	Holding(s) in Company
17 March 2006	Transaction in Own Shares
16 March 2006	Transaction in Own Shares
15 March 2006	Transaction in Own Shares

14 March 2006	Transaction in Own Shares
13 March 2006	Holding(s) in Company
13 March 2006	Transaction in Own Shares
10 March 2006	Transaction in Own Shares
09 March 2006	Transaction in Own Shares
08 March 2006	Transaction in Own Shares
07 March 2006	Transaction in Own Shares
06 March 2006	Transaction in Own Shares
03 March 2006	Transaction in Own Shares
02 March 2006	Final Results
01 March 2006	Holding(s) in Company
27 February 2006	Holding(s) in Company
24 February 2005	Office of Fair Trading – Merger Update
22 February 2005	Holding(s) in Company
17 February 2005	Holding(s) in Company
13 February 2005	Office of Fair Trading - Merger Update
13 February 2005	Office of Fair Trading – OFT/William Hill
13 February 2005	Office of Fair Trading – OFT/William Hill
09 February 2005	Holding(s) in Company
02 February 2005	Transaction in Own Shares
01 February 2005	Transaction in Own Shares
31 January 2006	Transaction in Own Shares
30 January 2006	Transaction in Own Shares
27 January 2006	Transaction in Own Shares
26 January 2006	Holding(s) in Company
26 January 2006	Transaction in Own Shares
25 January 2006	Transaction in Own Shares
24 January 2006	Transaction in Own Shares
23 January 2006	Holding(s) in Company
23 January 2006	Transaction in Own Shares
19 January 2006	Transaction in Own Shares
18 January 2006	Transaction in Own Shares
17 January 2006	Transaction in Own Shares
16 January 2006	Transaction in Own Shares
13 January 2006	Transaction in Own Shares
12 January 2006	Transaction in Own Shares
11 January 2006	Holding(s) in Company
11 January 2006	Transaction in Own Shares
10 January 2006	Transaction in Own Shares
09 January 2006	Transaction in Own Shares
06 January 2006	Finance Director Update
06 January 2006	Transaction in Own Shares
05 January 2006	Transaction in Own Shares
03 January 2006	Trading Statement
28 December 2005	Holding(s) in Company
22 December 2005	Transaction in Own Shares
22 December 2005	Transaction in Own Shares
21 December 2005	Transaction in Own Shares
19 December 2005	Transaction in Own Shares
16 December 2005	Holding(s) in Company
16 December 2005	Transaction in Own Shares
15 December 2005	Board Appointment

15 December 2005	Transaction in Own Shares
14 December 2005	Office of Fair Trading – Merger Update
14 December 2005	Transaction in Own Shares
13 December 2005	Transaction in Own Shares
12 December 2005	Holding(s) in Company
12 December 2005	Sale of 48 LBOs to the Tote
12 December 2005	Transaction in Own Shares
09 December 2005	Transaction in Own Shares
08 December 2005	Transaction in Own Shares
07 December 2005	Transaction in Own Shares
06 December 2005	Transaction in Own Shares
21 November 2005	Holding(s) in Company
17 November 2005	Trading Update
11 November 2005	Holding(s) in Company
10 November 2005	Holding(s) in Company
01 November 2005	Holding(s) in Company
28 October 2005	Holding(s) in Company 2005
19 October 2005	Holding(s) in Company
18 October 2005	Holding(s) in Company
17 October 2005	Holding(s) in Company
14 October 2005	Transaction in Own Shares
13 October 2005	Transaction in Own shares
12 October 2005	Transaction in Own Shares
11 October 2005	Transaction in Own Shares
07 October 2005	Transaction in Own Shares
06 October 2005	Holding(s) in Company
06 October 2005	Transaction in Own Shares
04 October 2005	Transaction in Own Shares
03 October 2005	Transaction in Own Shares
26 September 2005	Holding(s) in Company
26 September 2005	Transaction in Own Shares
22 September 2005	Transaction in Own Shares
21 September 2005	Transaction in Own Shares
20 September 2005	Transaction in Own Shares
16 September 2005	Transaction in Own Shares
15 September 2005	Transaction in Own Shares
13 September 2005	Director/PDMR Shareholding
13 September 2005	Holding(s) in Company
12 September 2005	Transaction in Own Shares
09 September 2005	Transaction in Own Shares
08 September 2005	Transaction in Own Shares
07 September 2005	Transaction in Own Shares
05 September 2005	Interim Results
18 August 2005	Holding(s) in Company
10 August 2005	Director/PDMR Shareholding
02 August 2005	Acquisition Clearance
02 August 2005	Office of Fair Trading – Merger Update
29 July 2005	Notice of Interim Results
20 July 2005	Transaction in Own Shares
19 July 2005	Holding(s) in Company
19 July 2005	Transaction in Own Shares
18 July 2005	Transaction in Own Shares

11 July 2005	Agreement
08 July 2005	Transaction in Own Shares
05 July 2005	Holding(s) in Company
05 July 2005	Trading Statement
01 July 2005	Transaction in Own Shares
21 June 2005	Director Shareholding
20 June 2005	Holding(s) in Company
17 June 2005	EGM Statement
13 June 2005	Holding(s) in Company
06 June 2005	Document re Acquisition
03 June 2005	Holding(s) in Company
02 June 2005	Holding(s) in Company
31 May 2005	Document re Acquisition
25 May 2005	Director Shareholding
20 May 2005	Result of AGM
16 May 2005	Office of Fair Trading – Merger Update
16 May 2005	Acquisition

2. Documents Filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff C14 3UZ. They are also available (as dated below) through Companies House direct at www.direct.companieshouse.gov.uk.

20 April 2006	Form 169	Purchase of own shares
20 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
13 April 2006	Form 288a	Appointment of a Director
13 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
13 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
11 April 2006	Form 169A(2)	Cancellation/sale of shares from Treasury
11 April 2006	Form 169	Purchase of own shares
03 March 2006	Form 169	Purchase of own shares
02 March 2006	Form 169	Purchase of own shares
09 February 2006	Form 169	Purchase of own shares
01 February 2006	Form 169	Purchase of own shares
20 January 2006	Form 169	Purchase of own shares
18 November 2005	Form 169	Purchase of own shares
28 October 2005	Form 169	Purchase of own shares
26 October 2005	Form 169	Purchase of own shares
13 October 2005	Form 169	Purchase of own shares
13 October 2005	Form 169	Purchase of own shares
23 August 2005	Form 169	Purchase of own shares
12 August 2005	Form 169	Purchase of own shares
05 August 2005	Form 169	Purchase of own shares
20 June 2005	AA	Accounts for year ended 28 December 2004
20 June 2005	Form 363	Annual Return made up to 08 May 2005
10 June 2005	Form 288c	Change of Director's particulars
09 June 2005	Mem/Arts	Articles of Association
09 June 2005	Res01	Ordinary and Special Resolutions passed at AGM

3. **Documents published and sent to shareholders or filed with the UKLA viewing facility at:**

Financial Services Authority
The North Colonnade
Canary Wharf
London
E14 5HS

06 April 2006	Annual Report and Accounts 2006
06 April 2006	Notice of Annual General Meeting 2006
06 April 2006	Proxy Form relating to Annual General Meeting
06 April 2006	Revised Dividend Reinvestment Plan terms and conditions
17 June 2005	Resolutions passed at Extraordinary General Meeting
06 June 2005	Circular giving additional information re proposed Stanley acquisition
31 May 2005	Circular re proposed Stanley acquisition
31 May 2005	Notice of Extraordinary General Meeting
19 May 2005	Resolutions passed at Annual General Meeting

Copies of the above documents can be obtained from the Company Secretary at:

Greenside House
50 Station Road
Wood Green
London
N22 7TP

In accordance with Article 5.2.7 of the Prospectus Rules we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Enquiries:

Helen Grantham — Company Secretary and General Counsel
020 8918 3600

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document and the other enclosed documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

A copy of this document can be found on the Company's website (www.williamhillplc.co.uk) and is available free of charge at the address of the registered office of William Hill PLC and the offices of Freshfields Bruckhaus Deringer, each as set out in paragraph 9 of Part 6.

William Hill PLC

(Incorporated and registered in England and Wales under the Companies Act, registered number 4212563)

Proposed acquisition of Stanley's Retail Bookmaking and proposed new Performance Share Plan Notice of Extraordinary General Meeting

---

Your attention is drawn to the letter from the Chairman of William Hill PLC which is set out on pages 3 to 10 of Part 1 of this document and recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

The notice of an Extraordinary General Meeting of William Hill PLC (the "EGM") to be held at 11.00 a.m. on 17 June 2005 is set out at the end of this document. Your Board is unanimously recommending you to vote in favour of the Acquisition. Shareholders will find enclosed a Form of Proxy for use at the EGM. You should complete, sign and return your Form of Proxy for use at the EGM as soon as possible but in any event so as to be received by the Company's registrars, Capita Registrars, Proxy Department, the Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 11.00 a.m. on 15 June 2005.

If you hold your Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 11.00 a.m. on 17 June 2005. The time of receipt will be taken to be the time from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

A summary of the action to be taken by William Hill Shareholders is set out on page 10 of this document.

The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the EGM and voting in person if you so wish and if you are entitled to do so.

Definitions of certain of the terms used in this document are provided in Part 8.

Contents

Expected Timetable

Latest date and time for receipt of Form of Proxy for the EGM .... 11.00 a.m. on 15 June 2005

EGM .... 11.00 a.m. on 17 June 2005

Completion of the Acquisition .... 18 June 2005, depending on the timing of various approvals

Note: Each of the times and dates in this timetable is subject to change. References to times are to London time.

Citigroup is acting for William Hill and no-one else in relation to the Acquisition and will not be responsible to anyone other than William Hill for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the Acquisition or in relation to the contents of this document.

Forward-looking Statements:

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. Statements (other than statements of historical fact) regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), or statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may"', "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward looking statements speak only as at the date of this document. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this document might not occur. Additional risks that the Directors may currently deem immaterial or that are not presently known to the Directors could also cause the forward-looking events discussed in this document not to occur. The Directors (and any other person responsible for the production of this document or any matter contained herein) expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by relevant law or the rules of any relevant securities regulatory authority.

PART 1

LETTER FROM THE CHAIRMAN OF WILLIAM HILL

William Hill PLC

(Incorporated in England and Wales with registered number 4212563)

Directors:	Registered Office:
Charles Scott (*Chairman*)	Greenside House
David Harding (*Chief Executive*)	50 Station Road
Tom Singer (*Chief Operating Officer*)	Wood Green
David Allvey (*Independent Non-executive Director*)	London N22 7TP
David Edmonds, CBE, D.Litt. (*Independent Non-executive Director*)	
Barry Gibson (*Senior Independent Non-executive Director*)	

31 May 2005

Dear Shareholder

PROPOSED £504 MILLION ACQUISITION OF STANLEY'S RETAIL BOOKMAKING IN GREAT BRITAIN, NORTHERN IRELAND, THE REPUBLIC OF IRELAND, JERSEY AND THE ISLE OF MAN AND PROPOSED PERFORMANCE SHARE PLAN

Introduction

On 16 May 2005, William Hill announced that it had agreed to acquire Stanley's Retail Bookmaking, for a total consideration of £504 million, payable in cash on Completion.

Stanley's Retail Bookmaking comprises 624 LBOs and is the fourth largest operator of LBOs in the UK. It is also one of the largest operators of LBOs in the Republic of Ireland. The Acquisition will create the UK's leading network of LBOs and significantly enhance the size of William Hill's retail estate enlarging it to 2,237 LBOs from 1,613. The distribution of Stanley's Retail Bookmaking estate is highly complementary with William Hill's existing estate, providing a presence in areas in which William Hill is currently relatively under represented, such as the north west of England, or unrepresented, such as Northern Ireland and the Republic of Ireland.

The Directors expect the Acquisition to deliver pre-tax synergies of £13 million in the financial year ending 26 December 2006. This expected improvement in performance results from the realisation of operational revenue and cost synergies as well as the full year effect of the roll out of FOBTs and recent investments in the retail estate.

In addition, anticipated further de-regulation, product innovation, investment in new technology and extensive high street distribution are all likely to deliver benefits to the Enlarged Group in the medium term. The Acquisition is consistent with William Hill's strategy since listing which has been aimed at delivering sustainable earnings growth and value for its shareholders.

In view of the size of the Acquisition, it is subject to the approval of William Hill Shareholders at the EGM. The Acquisition is also subject to the approval of Stanley Leisure's shareholders. The purpose of this document is to provide you with details of the Acquisition and explain why the Directors believe it is in the best interests of William Hill and the William Hill Shareholders. Included in Part 7 of this document is a formal notice to convene the EGM to seek your approval for the Acquisition.

Background to and reasons for the Acquisition

William Hill was listed on the London Stock Exchange in June 2002 and, since listing, the Company has pursued a strategy aimed at delivering sustainable earnings growth and value for its shareholders. The key elements of this strategy have been to continue to enhance traditional earnings and maximise organic growth opportunities, profitably exploit new platforms across all betting channels (including interactive ("Interactive") channels – the internet, mobile internet and interactive digital television), capitalise on opportunities arising from regulatory, fiscal and technological change and selectively pursue value-enhancing acquisitions. Although the Company has reviewed a number of potential investment and acquisition opportunities, particularly in the context of potential gambling deregulation in the UK, the Directors have maintained strict financial discipline and avoided pursuing opportunities unless they were demonstrably value-enhancing for shareholders.

William Hill has grown its profit on ordinary activities after taxation (but before exceptional items) by 153 per cent. over the last two financial years. This has mainly been driven by continued capital investment

and by taking advantage of organic growth opportunities, including the introduction of new products across its retail, telephone and Interactive channels, the successful development of FOBTs and extending trading hours in the LBOs, as well as the general growth of business across Interactive channels. During this time, the Company has also made several small acquisitions of LBOs, which have increased the size of William Hill's retail estate, and has also acquired two greyhound stadia.

Consistent with its strategy, William Hill has reviewed, on an on-going basis, opportunities to acquire chains of LBOs which would enhance the overall breadth of William Hill's estate on terms that enhance shareholder value. In the absence of significant acquisition opportunities, a proposed return of capital was announced with William Hill's preliminary results on 2 March 2005, subject to shareholder approval. Subsequently, the opportunity to acquire Stanley's Retail Bookmaking arose and, on 18 April 2005, William Hill announced that it was in exclusive discussions with Stanley Leisure about the Acquisition and that this potential opportunity would be evaluated before proceeding with a return of capital.

The Directors have concluded that the Acquisition represents a rare strategic opportunity for William Hill to increase the scale of its retail bookmaking estate and benefit from economies of scale. The Directors believe substantial synergies can be achieved by applying William Hill's systems and approach to the enlarged estate.

Benefits of the Acquisition

Summary

William Hill has developed detailed plans for the efficient integration of Stanley's Retail Bookmaking into William Hill. Based on these plans, the Directors believe substantial synergies can be achieved through the integration of the businesses and roll out of the William Hill brand across Stanley's Retail Bookmaking estate and by applying William Hill's systems and approach to the enlarged estate. The combination also enables the enlarged business to leverage more effectively existing and future investment and development opportunities.

The Directors expect the Acquisition to deliver pre-tax synergies of £13 million in the financial year ending 26 December 2006. This improvement in performance results from the realisation of operational revenue and cost synergies as well as the full year effect of the roll out of FOBTs and recent investments in the retail estate.

The Directors estimate that the exceptional costs associated with the Acquisition will total £20 million, of which business integration costs amount to £10 million and advisory and other fees comprise £10 million, the majority of which will be incurred in 2005.

William Hill intends to invest an estimated £10 million upfront in Stanley's Retail Bookmaking estate on capital expenditure, principally to harmonise LBO based and back office information systems. In addition, it is anticipated that approximately £20 million will be spent investing in and upgrading Stanley's Retail Bookmaking estate over the next three years.

Cost savings and economies of scale

The Acquisition provides an immediate opportunity to improve the efficiency of the enlarged business and deliver cost savings through the elimination of duplicate back office functions and line management structures.

William Hill intends to re-brand Stanley's Retail Bookmaking estate under the William Hill brand. The Directors believe that this will raise the profile of acquired LBOs on the high street and of the William Hill brand generally, whilst still allowing for a net reduction in the aggregate expenditure on branding, marketing and sponsorship. In addition, William Hill would reduce the aggregate amount spent on corporate overheads and seek over time to improve commercial terms with suppliers in areas such as the provision of FOBTs and AWPs.

The Directors also believe that there is significant benefit in being able to differentiate William Hill's service and brand by offering a full range of betting and gaming products, widespread distribution, and an integrated service offering that allows customers to bet using a single account across all distribution channels – retail, telephone and Interactive channels, including internet, mobile internet and interactive digital television.

William Hill is already investing heavily in products and front and back office systems to ensure that it has an unrivalled capability to deliver this proposition to customers. The Acquisition further supports this strategy and would enable the enlarged business to leverage more effectively existing and future investment and development opportunities.

Revenue opportunities

The Board believes that the Acquisition provides a range of opportunities to enhance the profitability of Stanley's Retail Bookmaking estate as well as develop new income streams as a result of William Hill having a more extensive distribution capability through its enlarged network of LBOs.

There are a number of immediate opportunities to improve the profitability of Stanley's Retail Bookmaking including:

- Completion of FOBT roll out and improvement in mix between FOBTs and AWPs. Stanley's Retail Bookmaking estate in the UK holds approximately 1,364 FOBTs, equivalent to 2.4 FOBT machines per LBO. There is scope to increase the number of FOBT machines across Stanley's Retail Bookmaking UK estate to around 1,630 through changing the mix of FOBTs and AWPs in the near term. Over time, we also believe there may be further scope to optimise the number and mix of machines. In addition, William Hill will benefit from the anticipated de-regulation of machine gaming in LBOs through the introduction of jackpot machines, offering prizes of up to £500, and new products developed for FOBTs across the enlarged estate.
- Introduction of William Hill's product offering to Stanley's Retail Bookmaking, which is more comprehensive than that currently on offer in terms of both range of sports, range of bet types and maximum win limits, made possible by the greater ability to spread risk over a larger range of business, and enhanced liability management due to an on-course presence.
- Development of additional services that enhance the service levels and provide more betting opportunities for the LBO customer, such as introducing a second numbers betting channel to increase betting opportunities and stimulate recycling.
- The anticipated removal of regulations restricting winter LBO opening hours, coupled with increased availability of floodlit horseracing, which will enable William Hill to take further advantage of extended trading hours for both over the counter and machine business across the enlarged estate.

In the medium term, the Board also believes that more extensive high street distribution will enhance its ability to:

- Leverage investment in new and existing technology within the LBO environment such as mark sense betting slips, self service terminals and tailoring of audio visual information and betting opportunities to local geographic markets.
- Better exploit the growing desire amongst some customers for the benefit of a single account offering across all distribution channels and products, by having the largest and most ubiquitous distribution in the UK. It would also provide William Hill with an enlarged LBO customer base who may also wish to use William Hill's leading telephone and interactive offerings, distribution channels in which Stanley Leisure does not have a strong market position.
- Further enhance the William Hill Group's influence in discussions with government and the Gambling Commission on the taxation and regulation of the UK market and gambling products.
- Be the partner of choice in any cross platform consolidation amongst gaming and betting operators in the UK.
- Take advantage of international opportunities which the Directors believe are increasingly likely to arise as other markets, particularly in Europe, begin to deregulate or adapt to respond to the growing challenges to their, domestic, lottery and pari-mutuel operations from internet fixed odds betting and casino products.
- In the longer term, potentially challenge direct competitors and incumbents for rights to operate and distribute pari-mutuel and lottery type products as and when monopoly licences expire.

LBO profitability

The average profitability per LBO within Stanley's Retail Bookmaking is substantially below that of William Hill's LBOs which is, in part, a result of Stanley's Retail Bookmaking LBOs being on average smaller and less well situated than William Hill's LBOs. However, the Directors of William Hill believe that through sustained investment in, and development of, Stanley's Retail Bookmaking it will be possible to improve operating performance and increase market share. William Hill has significant experience of developing LBOs and is confident it can upgrade and improve the quality and performance of the acquired estate over time.

Integration of Stanley's Retail Bookmaking

William Hill has developed a plan for the integration of Stanley's Retail Bookmaking into William Hill's existing structure following completion of the transaction. It intends to spend the first six to eight weeks

following completion further analysing the Stanley's Retail Bookmaking business to refine the details in the plan before commencing integration, subject to appropriate clearance from the OFT.

After the initial review, William Hill will begin to rebrand Stanley's Retail Bookmaking LBOs under the William Hill banner, a more recognisable national betting brand. It is anticipated that the rebranding of the LBOs will take a period of approximately six months from commencement of the exercise.

In conjunction with rebranding, William Hill intends to adapt the services and facilities in the Stanley's Retail Bookmaking LBOs in order to bring these LBOs into line with William Hill's existing LBOs. William Hill will also invest in Stanley's Retail Bookmaking estate to improve the quality of units through refurbishment, re-sites and extensions as local conditions allow.

This investment programme will improve the size, appearance and facilities offered in the acquired LBOs, increase the number of machines across Stanley's Retail Bookmaking estate and harmonise the in-store technology and service offering.

In parallel with the rebranding and refurbishment of LBOs, William Hill intends to extract benefits from the rationalisation of central functions and removing duplicate line management structures.

Competition regulation

William Hill is assuming the UK competition risk in relation to the Acquisition, which will be subject to review by the OFT. The OFT has a non-binding target of making a decision within 40 working days following notification to: clear the Acquisition unconditionally; clear the Acquisition provided that William Hill provides acceptable undertakings in lieu of a reference (e.g. to dispose of LBOs to eliminate local monopolies); or refer the Acquisition to the Competition Commission for further investigation. If the Acquisition is referred to the Competition Commission, the Competition Commission will make a decision within 24 weeks (which can be extended to a total of 32 weeks) whether to clear the Acquisition unconditionally or to impose remedies (which may include divestment remedies). The UK competition process may be delayed if appeals against decisions of the OFT and/or the Competition Commission are brought to the Competition Appeal Tribunal (or beyond).

The Board believes that the Acquisition does not give rise to any competition concerns in the *national* market for betting services (or the LBO segment of that market): in particular, this market is highly competitive, with a significant number of alternative suppliers and vigorous price competition from betting exchanges. The Board expects the OFT to examine whether the Acquisition reduces competition in the supply of betting services through LBOs on a *local basis* in certain areas, although reduced entry barriers over the last two years have prompted the expansion in the number of LBOs, reversing a long running trend of declining LBO numbers. The Board believes that, insofar as any local issues arise notwithstanding the reduced entry barriers, they can be resolved by William Hill selling LBOs up-front and/or by the provision of undertakings in lieu of a reference to the OFT, as described above. As a result, the Board believes that any potential competition issues will not be material in the overall context of the transaction. However, if the transaction is referred to the Competition Commission then William Hill's ability to realise the expected synergies will be delayed until the end of the Competition Commission's review.

Intention to dispose of up to 60 of Stanley's Retail Bookmaking LBOs

William Hill is considering selling up to 60 of Stanley's Retail Bookmaking LBOs, generally in order to reduce the effect of the Acquisition on conditions of local competition in areas where both William Hill and Stanley Leisure have LBOs. William Hill is seeking to enter into agreements to sell some or all of such LBOs prior to Completion.

Information on Stanley's Retail Bookmaking

Stanley's Retail Bookmaking is the fourth largest operator of LBOs in the UK and is also one of the largest operators of LBOs in the Republic of Ireland. Stanley's Retail Bookmaking estate of 624 LBOs comprises 561 LBOs in the UK, 52 in the Republic of Ireland and 11 in the Isle of Man and Jersey, trading under the brand names 'Stanleybet' and 'Stanley Racing'.

The Acquisition does not include Stanley Leisure's telephone, Interactive and international betting operations.

In the year ended 2 May 2004, Stanley's Retail Bookmaking generated earnings before interest, depreciation and amortisation ("EBITDA") of £37.2 million[1].

1 This amount is presented in accordance with the accounting policies of William Hill

Financial information on Stanley's Retail Bookmaking

The combined financial information on Stanley's Retail Bookmaking set out in this letter has, unless otherwise stated, been extracted without material adjustment from the Accountants' Report on Stanley's Retail Bookmaking set out in Part 2 of this document and is presented in accordance with the accounting policies of William Hill. Shareholders are advised to read the whole document and not just rely on the summarised information contained in this letter.

Summary combined financial information relating to Stanley's Retail Bookmaking for the three financial years ended 2 May 2004, is set out in the table below:

	52 weeks ended 28 April 2002	52 weeks ended 27 April 2003	53 weeks ended 2 May 2004
	£ million	£ million	£ million
Turnover	568.4	771.8	1,365.7
Gross Win	117.6	114.8	151.4
EBITDA	26.2	24.3	37.2
Profit Before Tax	21.6	17.2	29.6
Net Assets	127.6	131.8	121.8

Management and employees

Recognising the importance of successful integration to achieving synergies Tom Singer has been promoted to the newly created position of Chief Operating Officer, with full responsibility for the integration programme. Tom has extensive experience of business integration projects from his time with McKinsey. In this role Tom will assume operational responsibility for the retail, telephone and Interactive businesses and information technology. He will have a dedicated team of retail professionals and functional specialists with experience of integrating LBOs into our estate, to manage all aspects of integration. We will be instigating a search for a new Group Finance Director, although in the interim, Tom will retain overall responsibility, and Shai Wasani, currently Business Development Director, will assume some of Tom's responsibilities for the finance function.

David Harding will continue in his role as Chief Executive and retains responsibility for trading, marketing and business development. The creation of the Chief Operating Officer position will allow David to devote more time to the longer-term strategic opportunities, whilst ensuring that focus on integration and delivery of synergies in the near-term is also guaranteed.

As soon as practicable, William Hill's management will work with Stanley's Retail Bookmaking to ascertain where there may be overlap in skills and resource within the Enlarged Group and to ensure that William Hill fully understands the aspirations of the workforce going forward. Where roles may need to change or where roles no longer exist within the Enlarged Group, William Hill will, as part of the integration process described above, inform and consult with those employees likely to be affected and will meet its statutory and contractual obligations to those employees in implementing any changes.

Funding of the Acquisition

The Acquisition will be funded by an increased level of borrowings, provided by amendments to its existing bank facilities or, alternatively, by new bank facilities entered into on 12 May 2005. The new bank facilities incorporate minor amendments to the existing bank facilities put in place in March 2005 for the previously proposed return of capital to allow them to be used to finance the Acquisition.

In March 2005, to facilitate the previously proposed return of capital, and to take advantage of favourable conditions in credit markets, the William Hill Group secured bank facilities of £1.2 billion with a consortium of banks. £465 million of these facilities was used to repay the previous bank facilities, which have since been cancelled, and up to £600 million will become available to fund the Acquisition, if proposed minor amendments to the facilities can be agreed. If such amendments cannot be agreed the new term facilities will become available to fund the Acquisition and repay and cancel the March facilities.

Each of the facilities has been provided on a committed and underwritten basis, subject only to usual conditions, and has a five year term.

Financial effects of the Acquisition

The Acquisition is expected to enhance earnings per share before exceptional items and generate returns in excess of William Hill's cost of capital from 2006, the first full financial year following expected

completion. Nothing in this letter should be construed as a profit forecast or be interpreted to mean that the future earnings per share or profits of William Hill will necessarily be greater than the historic published earnings per share.

Impact of the Acquisition on capital structure and proposed special pension contribution

In light of the Acquisition, William Hill will not be proceeding with the return of capital announced on 2 March 2005.

The Directors will review the Company's capital structure with a view to establishing an efficient capital structure for the Enlarged Group taking into account any LBO disposals required. The Directors will outline their proposals for the Company's capital structure, which may include a combination of one-off returns of capital, share buy-backs and dividends, following completion of the Acquisition and after the competition authorities' review process is complete. Once the Company's capital structure review is complete the Board will also propose, for approval by shareholders at the next general meeting after the structure review, a specific restriction on its borrowing powers for inclusion in the William Hill Articles.

The Directors intend to proceed with a special contribution of £40 million to the William Hill Group's defined benefit pension scheme. The contributions will be spread over a period of five years and are designed to eliminate the deficit calculated on a continuing basis by the actuary as at September 2004. The Directors and pension trustee have consulted on this specific proposal and believe it represents an appropriate course of action that properly balances the legitimate interests of shareholders, members and pensioners.

Current trading for William Hill and Stanley's Retail Bookmaking and prospects for the Enlarged Group

William Hill

In the 19 weeks ended 10 May 2005, gross win for the William Hill Group has been level with the corresponding period last year that benefited from favourable sporting results, particularly for horse racing. The comparatives remain tough until the end of June, primarily due to the Euro 2004 football championship that generated £11 million of gross win, but become less demanding from July onwards.

Operating expenses are in line with our expectations, up 7.6 per cent. over the corresponding period last year reflecting normal inflationary pressures, further increases in extended trading, an additional 27 LBOs in the estate, and the introduction of new contractual arrangements for LBO staff with effect from January 2005. These new contractual arrangements are designed to be cost neutral across the year as a whole but have the effect of increasing staff costs in the winter months in exchange for eliminating premium overtime payments that are mainly incurred during the busy summer months.

The William Hill Group is on track in rolling out new technology in its LBOs and has installed EPOS equipment in 250 shops and new text audio-visual displays in 450 LBOs. Whilst it is still early in the roll out programme, the experience to date suggests that potential savings in staff costs due to the introduction of EPOS may exceed initial estimates.

Whilst the William Hill Group is pursuing a number of development opportunities across all three channels, and costs are firmly under control, the out turn for the full year will be influenced by the degree to which sporting results normalise in the coming months.

Stanley's Retail Bookmaking

In the year ended 2 May 2004, Stanley's Retail Bookmaking generated EBITDA (earnings before interest, tax, depreciation and amortisation) of £37.2 million, although profits are expected to be lower in the year ended 1 May 2005, after adjustment to reflect the application of William Hill's accounting policies and the transfer of certain assets between Stanley's Retail Bookmaking and the rest of the Stanley Leisure Group, due to the effect of unfavourable horseracing and football results. As required by the UK Listing Authority, we have requested confirmations:

(i) from PricewaterhouseCoopers LLP to the effect that our expectations for Stanley's Retail Bookmaking profits for the year ended 1 May 2005 have been properly compiled on the basis stated, and the basis of accounting is consistent with the accounting policies of William Hill; and

(ii) from Citigroup, as our sponsor, to confirm that such expectations have been made with due and careful enquiry.

It has not been possible to complete this work prior to distribution of this document and the reports of PricewaterhouseCoopers LLP and Citigroup will be distributed to Shareholders in advance of the EGM.

Enlarged Group

The Directors believe that, following completion of the Acquisition, the Enlarged Group is well placed to take advantage of opportunities arising from the increased scale of the LBO estate, the significant scope for synergies and the opportunity for improvement in the profitability of Stanley's Retail Bookmaking. The Directors have confidence in the financial and trading prospects of the Enlarged Group for the current financial year.

Irrevocable undertakings

Irrevocable undertakings have been given by Stanley Leisure's chairman, Lord Steinberg, and by Genting in respect of their beneficial holdings of 10.8 per cent. and 20.1 per cent. of Stanley Leisure's issued share capital, respectively, to vote in favour of the Acquisition at the extraordinary general meeting of Stanley Leisure to be called to approve the Acquisition (the "Stanley EGM").

The irrevocable undertaking provided by Genting will cease to be binding if the directors of Stanley Leisure withdraw their recommendation in support of the Acquisition or if a higher offer is received by Stanley Leisure for Stanley's Retail Bookmaking or if any person (other than Genting) announces an intention to make an offer for the entire issued share capital of Stanley Leisure which is not subject to a pre-condition other than the pre-condition that the resolution to approve the Acquisition at the Stanley EGM is not passed by Stanley Leisure's shareholders.

Terms of the Proposed Acquisition

A summary of the key terms and conditions of the Acquisition Agreement and the principal ancillary agreements relating to the Acquisition is set out in Part 4 of this document.

Under the terms of the Acquisition Agreement, William Hill Organization Limited has conditionally agreed to acquire the entire issued share capital of various companies that comprise Stanley's Retail Bookmaking. The total consideration payable to Stanley Leisure on Completion will be approximately £504 million on a cash-free, debt-free basis, subject to adjustment to reflect the working capital position of the business at Completion. Details of how this consideration is treated for the purposes of the unaudited pro forma statement of net assets of the Enlarged Group in Part 3 of this document is set out in Note (iv) to such statement.

William Hill is assuming the UK competition risk in relation to the Acquisition. The Acquisition Agreement is conditional on shareholder approval by both William Hill's and Stanley Leisure's shareholders. In the event that either party's shareholder approval is not obtained by 17 June 2005 (or such other date as the parties may agree) such party shall be required to pay to the other an amount of £9.2 million. Completion of the Acquisition is expected in June 2005.

Under the terms of the Acquisition Agreement, Stanley Leisure has given warranties and indemnities in respect of certain financial, property, licensing, pensions, employees, taxation and other matters, subject to agreed limitations on liability. Stanley Leisure has also agreed to various undertakings in relation to the carrying on of Stanley's Retail Bookmaking business prior to completion of the Acquisition.

To allow William Hill Organization Limited a period of time to undertake the UK competition clearance procedures and to effect the integration of Stanley's Retail Bookmaking into the William Hill Group following competition approval, Stanley Leisure and William Hill Organization Limited have entered into transitional services and licence agreements (further details of which are set out in paragraphs 2 and 3 of Part 4 of this document). These arrangements require Stanley Leisure and the retained Stanley Leisure Group to provide to Stanley's Retail Bookmaking various services and the right to use certain brand names for an interim period after Completion. The Enlarged Group will also be required to provide certain services back to Stanley Leisure and the retained Stanley Leisure Group.

Performance Share Plan

The Company's success is critically dependent on its ability to recruit and retain able executives, and to ensure that their performance-related rewards are attractive relative to market norms. This is consistent with the Company's remuneration policy of linking rewards to performance, and therefore to Shareholders' interests.

The Remuneration Committee ("Committee") has recently undertaken a comprehensive review of the Company's long-term incentive arrangements in the light of the William Hill Group's objectives, and in order to reflect developments in best practice in this area. As a result of this review the Committee is proposing to introduce a new plan – the Performance Share Plan – to replace the current Long Term Incentive Plan.

Shareholder approval for the PSP is being sought under an ordinary resolution to be proposed at the EGM. The Committee believes it is important to implement the PSP now, rather than continue with the current Long Term Incentive Plan for a further year, in view of the forthcoming maturity of the Executive Directors Incentive Plan (which was implemented at the time of the Company's flotation in 2002) and the need to establish long term incentive arrangements which are appropriate to the Enlarged Group. The need to convene the EGM to approve the Acquisition has provided the opportunity to seek shareholder approval for the PSP.

Further information on the PSP is set out in Part 5 of this document, but the key features are as follows:

- For Executive Directors and certain middle and senior managers, it is proposed that the PSP will replace the current Long Term Incentive Plan (under which no grants have been made in 2005).
- Awards will be released after three years to the extent a performance condition is met. The performance condition will be determined by the Committee in relation to each grant. Two separate conditions will apply to awards made in 2005. One-half of the award will be subject to a total shareholder return ("TSR") target relative to the companies ranked 31-100 in the FTSE 100 index provided that an earnings per share ("EPS") underpin is met. The remaining half of the award will be subject to an EPS growth target (which will be calculated excluding exceptional items, extraordinary items and amortisation of goodwill). The Committee considers the use of two conditions, in these proportions, is appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore compares our performance to the market. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the William Hill Group's strategic goals. The Committee may adopt different performance conditions in future years which it considers are no less demanding having regard to the financial circumstances of the William Hill Group at the time.
- There will be no retesting of any performance conditions. The satisfaction of all performance conditions will be verified by independent third parties.
- The Committee intends to make the first awards after the EGM. For the 2005 grant only, awards to Executive Directors will have a value of 300 per cent of base salary (with a lower percentage of salary applying to other participants). The TSR element of these awards will be subject to a stretching performance condition, in that maximum vesting will depend on the Company's TSR performance being at or above the 90th percentile. It is anticipated that future grants will be at lower percentages of base salary, with maximum vesting at or above the 75th percentile.

The Committee believes that Executive Directors should align their interests with those of shareholders by maintaining a significant personal shareholding in the Company. For the PSP awards in 2005 to vest, Executive Directors must hold shares (including any vested rights to acquire shares without payment under the Company's incentive plans) worth 300 per cent. of base salary throughout the three year period; and if this requirement is not met, the award shall lapse pro-rata to the shareholding shortfall.

Action to be taken

You will find enclosed with this document a Form of Proxy for use at the EGM or any adjournment thereof. Whether or not you intend to attend the EGM, you are requested to complete the Form of Proxy in accordance with the instructions printed thereon and to return it to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as soon as possible, but in any event to be received no later than 11.00 a.m. on 15 June 2005 for the EGM. You should return the Form of Proxy by post (faxes will not be accepted). Alternatively you may appoint a proxy using the internet. Further details are set out in Part 7 of this document.

Further information

Your attention is drawn to the additional information set out in Parts 2 to 6 of this document.

Recommendation

The Directors, who have received financial advice from Citigroup, consider the Acquisition to be in the interests of the Company. In providing advice to the Directors, Citigroup has relied upon the Directors' commercial assessment of the Acquisition.

As the Directors consider the Acquisition to be in the best interests of the Company and its shareholders as a whole, they recommend that the shareholders of the Company vote in favour of the Acquisition. The Directors also consider the Performance Share Plan to be in the best interests of the Company and its shareholders as a whole and recommend that the shareholders of the Company vote in favour of the proposed Performance Share Plan. The Directors intend to vote in favour of both resolutions in respect of their own beneficial holdings.

Yours sincerely

Charles Scott
Chairman

ACCOUNTANTS' REPORT ON STANLEY'S RETAIL BOOKMAKING

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 Barbirolli Square
Lower Mosley Square
Manchester M2 3PW
www.pwc.com/uk

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London E14 5LB

31 May 2005

Dear Sirs

Stanley Leisure plc's Retail Bookmaking Operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man

Introduction

We report on the combined financial information set out below. This combined financial information has been prepared for inclusion in the circular dated 31 May 2005 ("the Circular") of William Hill PLC (the "Company").

The companies which, following the Acquisition (as defined in the Circular), will be owned by the Company are collectively referred to throughout this report as Stanley's Retail Bookmaking (as defined in the Circular).

Stanley's Retail Bookmaking did not constitute a statutory sub-group within the Stanley Leisure Group (as defined in the Circular) during the period under review. Accordingly, it has been necessary to compile combined financial information for the purposes of this report.

Basis of preparation

For the purposes of the Acquisition, the management of the Stanley Leisure Group has prepared non-statutory accounts for Stanley's Retail Bookmaking for the three years ended 2 May 2004 which have been audited.

The combined financial information set out below is based on these audited non-statutory accounts of Stanley's Retail Bookmaking for the three years ended 2 May 2004, and has been prepared on the basis set out in note 1.

Although the combined financial information included in this report relates only to the companies making up Stanley's Retail Bookmaking, the results, assets and liabilities and cash flows included in this report are still affected by the financing, taxation and cost allocation arrangements of the Stanley Leisure Group. Accordingly, the results, assets and liabilities and cash flows included in this report may not be representative of those that may arise following the Acquisition.

Responsibility

The non-statutory accounts of Stanley's Retail Bookmaking are the responsibility of the management of the Stanley Leisure Group who prepared them.

The Directors of the Company are responsible for the contents of the Circular in which this report is included.

It is our responsibility to compile the combined financial information set out in our report from the non-statutory accounts, to form an opinion on the combined financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. The evidence included that previously obtained by PricewaterhouseCoopers LLP (or by PricewaterhouseCoopers, the predecessor firm of PricewaterhouseCoopers LLP) relating to the audit of the consolidated financial statements of the Stanley Leisure Group. Our work also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the non-statutory accounts of Stanley's Retail Bookmaking and by those responsible for the preparation of the accounting policy adjustments to present the combined financial information in accordance with the accounting policies of William Hill PLC and of whether such accounting policies are appropriate to the circumstances of Stanley's Retail Bookmaking, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of Stanley's Retail Bookmaking as at the dates stated and of their combined results, combined recognised gains and losses and combined cash flows for the years then ended.

Combined profit and loss accounts

	Note	52 weeks ended 28 April 2002	52 weeks ended 27 April 2003	53 weeks ended 2 May 2004
		£m	£m	£m
Turnover	2	568.4	771.8	1,365.7
Cost of sales		(478.0)	(678.8)	(1,247.4)
Gross profit	2	90.4	93.0	118.3
Net operating expenses	3	(69.4)	(75.6)	(88.6)
Earnings before interest, tax, depreciation and amortisation (EBITDA)		26.2	24.3	37.2
Depreciation		(5.2)	(6.9)	(7.5)
Operating profit		21.0	17.4	29.7
Profit/(loss) on disposal of fixed assets		0.7	(0.1)	(0.2)
Profit on ordinary activities before interest and tax		21.7	17.3	29.5
Net interest (payable)/receivable	7	(0.1)	(0.1)	0.1
Profit on ordinary activities before tax	4	21.6	17.2	29.6
Tax on profit on ordinary activities	8	(5.9)	(5.2)	(9.2)
Profit on ordinary activities after tax for the financial year	15	15.7	12.0	20.4

The above results are stated on an historical cost basis and are in respect of continuing operations.

The combined financial information above is affected by the financial, taxation and cost allocation arrangements of the Stanley Leisure Group and therefore may not be representative of future results.

Combined balance sheets

	Note	As at 28 April 2002	As at 27 April 2003	As at 2 May 2004
	£m	£m	£m	
Fixed assets				
Intangible assets – goodwill	9	95.6	97.9	97.9
Tangible assets	10	42.9	45.3	43.7
		138.5	143.2	141.6
Current assets				
Debtors	11	4.1	2.9	2.2
Cash at bank and in hand	12	4.6	3.4	4.5
		8.8	6.3	6.7
Creditors: amounts falling due within one year	13	(18.4)	(16.8)	(26.0)
Net current liabilities		(9.6)	(10.5)	(19.3)
Total assets less current liabilities		128.9	132.7	122.3
Provision for liabilities and charges	14	(1.3)	(0.9)	(0.5)
Net assets		127.6	131.8	121.8
Invested capital	15	127.6	131.8	121.8

Combined cash flow statements

	Note	52 weeks ended 28 April 2002	52 weeks ended 27 April 2003	53 weeks ended 2 May 2004
		£m	£m	£m
Net cash inflow from operating activities	16	23.3	25.1	44.4
Returns on investments and servicing of finance	17	(0.1)	(0.1)	0.1
Taxation		(6.2)	(6.6)	(6.4)
Capital expenditure and financial investment	17	(6.2)	(9.2)	(6.4)
Acquisitions	17	—	(0.8)	-
Net cash inflow before financing		10.8	8.4	31.7
Financing	17	(0.4)	(0.2)	-
Movement in Stanley Leisure Group funding balances		(17.5)	(9.3)	(29.9)
(Decrease)/increase in cash in the year	18	(7.1)	(1.1)	1.8

Combined statements of total recognised gains and losses

	Note	52 weeks ended 28 April 2002	52 weeks ended 27 April 2003	53 weeks ended 2 May 2004
		£m	£m	£m
Profit the financial year		15.7	12.0	20.4
Currency translation differences on foreign currency net investments	15	(0.1)	1.4	(0.4)
Total recognised gains relating to the year		15.6	13.4	20.0

Notes to the combined financial information

1. Basis of preparation and accounting policies

Basis of preparation

The combined financial information incorporates the assets, liabilities and results of Stanley's Retail Bookmaking presented in accordance with William Hill accounting policies, which have been applied consistently.

Stanley's Retail Bookmaking (as defined in the Circular) does not constitute a separate legal group, and therefore it is not meaningful to show share capital or an analysis of reserves for Stanley's Retail Bookmaking. The net assets of Stanley's Retail Bookmaking are represented by the cumulative investment of Stanley Leisure Group in Stanley's Retail Bookmaking, which is shown as "Invested capital".

All non-trading transactions between Stanley's Retail Bookmaking and other companies in the Stanley Leisure Group have been reflected as movements in Invested capital.

The Invested capital comprises:

(a) loans due to and from other Stanley Leisure Group companies referred to throughout this report as the "Net Stanley Leisure Group funding balances"; and

(b) share capital and reserves of Stanley's Retail Bookmaking, referred to throughout this report as "Aggregated share capital and reserves of Stanley's Retail Bookmaking".

The combined financial information reflects overheads (including management charges) and tax charges actually incurred in the relevant years by the companies within Stanley's Retail Bookmaking. Accordingly:

- as the combined financial information has not been adjusted for any differences which may exist between amounts charged to Stanley's Retail Bookmaking for services provided by other Stanley Leisure Group companies and the costs which would have been incurred by Stanley's Retail Bookmaking had it not been part of the Stanley Leisure Group, the overheads reflected in the combined financial information may not be representative of future costs; and
- the tax charge included in the combined financial information reflects the aggregate of the tax charges actually incurred by those companies making up Stanley's Retail Bookmaking. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of a Stanley Leisure tax group. Also, tax liabilities which may arise from the separation of Stanley's Retail Bookmaking from Stanley Leisure tax groups have not been reflected in the combined financial information. The tax position shown by the combined financial information is therefore not necessarily representative of the tax position of Stanley's Retail Bookmaking under the ownership of the Company.

Accounting convention

The combined financial information for each of the three years ended 2 May 2004 has been prepared in accordance with the historical cost accounting convention, in accordance with applicable United Kingdom accounting standards and company law except as set out below in respect of intangible fixed assets and in accordance with the following accounting policies.

Revenue recognition and turnover

In accordance with Application Note G to Financial Reporting Standard 5 'Reporting the substance of transactions', revenue is recognised under an exchange transaction with a customer, when, and to the

extent that, Stanley's Retail Bookmaking obtains the right to consideration in exchange for its performance.

Turnover is the revenue resulting from exchange transactions under which Stanley's Retail Bookmaking supplies to customers the services that it is in business to provide as set out below.

In the case of the licensed betting office ("LBO") business (including fixed odds betting terminals ("FOBTs") and other numbers bets), turnover represents the gross takings receivable from customers in respect of individual bets placed, on events that have occurred by the year end.

In the case of amusement with prizes machines ("AWPs") turnover represents the net winnings (excluding VAT) from customers on gaming activity completed by the year end.

Amounts received from customers in respect of events or gaming activity that have not occurred at the year end are held within accruals and deferred income.

Intangible fixed assets

Intangible assets represent licence value and goodwill. Licences that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets'.

The Companies Act 1985 requires goodwill and intangible assets to be amortised over a finite period. It is considered that the Stanley's Retail Bookmaking intangible assets have an indefinite life due to: the fact that Stanley's Retail Bookmaking is a significant operator in a well established market; the proven and sustained demand for bookmaking services; the operation of current law that acts as a barrier to entry for new entrants and Stanley's Retail Bookmaking's track record of successfully renewing its betting permits and licences.

Consequently, it is considered that to amortise these assets would not provide a true and fair view and so the combined financial information departs from this specific requirement of the Companies Act 1985. If this departure from the Companies Act 1985 had not been made, the profits for the financial years would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS10 and FRS11 'Impairment of Fixed Assets and Goodwill'.

Tangible fixed assets

Tangible fixed assets are stated in the balance sheet at cost, less provision, if any, for impairment together with additions at cost, less cumulative depreciation.

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold buildings	– 50 years
Long leasehold properties	– 50 years
Short leasehold properties	– over the unexpired period of the lease
Fixtures, fittings and equipment and motor vehicles	– variable between 3 and 10 years

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between Stanley's Retail Bookmaking's taxable profits and its results as stated in the combined financial information that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the combined financial information.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rate ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates ruling at that date. Translation differences arising are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are reported in the statement of total recognised gains and losses.

Pensions

The employees of Stanley's Retail Bookmaking are members of two pension schemes operated by Stanley Leisure plc, a defined contribution scheme and a defined benefit scheme.

For the defined contribution scheme the amount charged to the profit and loss account represents the contributions payable for the year.

The defined benefit scheme provides benefits based on final pensionable earnings and contributions to the scheme are determined by a qualified independent actuary on the basis of triennial valuations, using the attained age valuation method. The financial effects of pension arrangements are shown in the financial statements of Stanley Leisure plc. Stanley's Retail Bookmaking is unable to identify its share of the scheme's underlying assets and liabilities on a consistent and reliable basis. Therefore it has taken advantage of the exemption allowed by FRS 17 and has accounted for the scheme on a defined contribution basis.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

2. Segmental information and gross win

Substantially all of Stanley's Retail Bookmaking's turnover, profit on ordinary activities before tax and operating net assets arise within the UK, Republic of Ireland and Jersey, and therefore segmental information by geographical location is not presented.

	2002	2003	2004
	£m	£m	£m
Turnover	568.4	771.8	1,365.7
Gross win	117.6	114.8	151.4
GPT, duty, levies, VAT and other cost of sales	(27.2)	(21.8)	(33.1)
Gross profit	90.4	93.0	118.3

3. Net operating expenses

	2002	2003	2004
	£m	£m	£m
Administrative expenses	70.0	76.2	89.2
Other operating income	(0.6)	(0.6)	(0.6)
	69.4	75.6	88.6

Other operating income represents rents receivable.

4. Profit on ordinary activities before taxation

	2002	2003	2004
	£m	£m	£m
Profit on ordinary activities before taxation is stated after charging/ (crediting) the following:			
Depreciation:			
– owned assets	5.0	6.9	7.5
– assets held under finance lease agreements	0.2	—	—
Operating lease charges:			
– land and buildings	4.5	4.8	5.7
– other (including AWPs and FOBTs)	2.3	3.7	7.0
(Profit)/ loss on disposal of tangible fixed assets	(0.7)	0.1	0.2
Betting tax, gross profits tax, betting levies and gaming duty	27.0	21.3	29.5
Auditors' remuneration			
– statutory audit fees	0.1	0.1	0.1

5. Staff costs

The average monthly number of persons employed, including directors, during 2004 was 3,079 (2003: 3,052; 2002: 3,027) all of whom were engaged in the administration and provision of betting services. Their aggregate remuneration comprised:

	2002	2003	2004
	£m	£m	£m
Wages and salaries	33.1	36.2	42.5
Social security costs	2.5	3.0	3.5
Other pension costs (note 21)	0.6	0.7	0.7
	36.2	39.9	46.7

6. Directors' remuneration

Directors' remuneration and pension provision were provided by a number of companies within the Stanley Leisure Group, including non-Stanley's Retail Bookmaking operations. It has not been possible to identify the proportion of Directors' remuneration relating to Stanley's Retail Bookmaking and accordingly no disclosure of remuneration is provided in this report.

7. Net interest (payable)/receivable

	2002	2003	2004
	£m	£m	£m
Interest receivable:			
Interest receivable	—	—	0.1
Interest payable and similar charges			
Interest on bank overdrafts	(0.1)	(0.1)	—
Net interest (payable)/receivable	(0.1)	(0.1)	0.1

8. Tax on profit on ordinary activities

The tax charge comprises:

	2002	2003	2004
	£m	£m	£m
UK corporation tax at 30 per cent.	5.5	4.7	8.1
Adjustment in respect of prior years	(0.2)	—	0.4
Overseas tax	0.6	0.7	0.9
Total current tax charge	5.9	5.4	9.4
Deferred tax - origination and reversal of timing differences (note 14)	—	(0.2)	(0.2)
Total tax on profit on ordinary activities	5.9	5.2	9.2

The tax charge for the year differs from the standard rate of UK corporation tax. The differences are explained as follows:

	2002	2003	2004
	£m	£m	£m
Profit on ordinary activities before taxation	21.6	17.2	29.6
Tax on profit on ordinary activities at standard UK corporation tax rate of 30 per cent.	6.4	5.1	8.9
Accelerated capital allowances	—	0.2	0.2
Adjustment in respect of prior years	(0.2)	—	0.4
Disallowable expenses	0.1	0.4	0.2
Benefit of lower overseas tax rates	(0.4)	(0.3)	(0.3)
Total current tax charge	5.9	5.4	9.4

Stanley's Retail Bookmaking earns its profits primarily in the UK; therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30 per cent.

9. Intangible fixed assets – goodwill

	£m
Cost and net book value:	
At 29 April 2001 and 28 April 2002	95.6
Additions	0.4
Acquisition of subsidiary undertaking (note 22)	1.5
Exchange rate movements	0.4
At 27 April 2003 and 2 May 2004	97.9

10. Tangible fixed assets

	Land and buildings	Fixtures, fittings and equipment	Motor vehicles	Total
	£m	£m	£m	£m
Cost:				
At 29 April 2001	18.7	44.4	0.8	63.9
Additions	1.3	6.3	—	7.6
Disposals	(0.6)	(0.1)	(0.3)	(1.0)
At 28 April 2002	19.4	50.6	0.5	70.5
Accumulated depreciation:				
At 29 April 2001	2.4	20.0	0.3	22.7
Charge for the year	0.6	4.4	0.2	5.2
Disposals	—	(0.1)	(0.2)	(0.3)
At 28 April 2002	3.0	24.3	0.3	27.6
Net book value:				
At 28 April 2002	16.4	26.3	0.2	42.9
At 29 April 2001	16.3	24.4	0.5	41.2

	Land and buildings	Fixtures, fittings and equipment	Motor vehicles	Total
	£m	£m	£m	£m
Cost:				
At 28 April 2002	19.4	50.6	0.5	70.5
Additions	0.9	8.2	—	9.1
Acquisition of subsidiary undertaking	—	0.1	—	0.1
Disposals	(0.2)	(0.3)	(0.4)	(0.9)
Exchange rate movements	0.5	0.3	—	0.8
At 27 April 2003	20.6	58.9	0.1	79.6
Accumulated depreciation:				
At 28 April 2002	3.0	24.3	0.3	27.6
Charge for the year	0.7	6.1	0.1	6.9
Disposals	(0.1)	(0.1)	(0.3)	(0.5)
Exchange rate movements	—	0.3	—	0.3
At 27 April 2003	3.6	30.6	0.1	34.3
Net book value:				
At 27 April 2003	17.0	28.3	—	45.3
At 28 April 2002	16.4	26.3	0.2	42.9

	Land and buildings	Fixtures, fittings and equipment	Motor vehicles	Assets in the course of construction	Total
	£m	£m	£m	£m	£m
Cost:					
At 27 April 2003	20.6	58.9	0.1	—	79.6
Additions	1.7	5.0	—	0.2	6.9
Disposals	(0.3)	(0.8)	(0.1)	—	(1.2)
Exchange rate movements	(0.2)	(0.3)	—	—	(0.5)
At 2 May 2004	21.8	62.8	—	0.2	84.8
Accumulated depreciation:					
At 27 April 2003	3.6	30.6	0.1	—	34.3
Charge for the year	0.6	6.9	—	—	7.5
Disposals	(0.1)	(0.4)	(0.1)	—	(0.6)
Exchange rate movements	—	(0.1)	—	—	(0.1)
At 2 May 2004	4.1	37.0	—	—	41.1
Net book value:					
At 2 May 2004	17.7	25.8	—	0.2	43.7
At 27 April 2003	17.0	28.3	—	—	45.3

The net book value of land and buildings comprises:

	2002	2003	2004
	£m	£m	£m
Freehold	10.3	10.6	10.4
Long leasehold	1.7	1.5	1.4
Short leasehold	4.4	4.9	5.9
	16.4	17.0	17.7

Amounts in respect of motor vehicles include assets at a cost of £nil (2003: £0.1m; 2002: £0.5m) and accumulated depreciation of £nil (2003: £0.1m; 2002: £0.3m) for vehicles held under finance lease arrangements.

11. Debtors

	2002	2003	2004
	£m	£m	£m
Other debtors	2.4	1.9	0.9
Prepayments	1.7	1.0	1.3
	4.1	2.9	2.2

12. Cash at bank and in hand

	2002	2003	2004
	£m	£m	£m
Cash at bank and in hand	4.6	3.4	4.5

13. Creditors: amounts falling due within one year

	2002	2003	2004
	£m	£m	£m
Bank overdrafts	1.0	0.8	0.1
Trade creditors	0.7	1.8	2.5
Finance lease creditors	0.2	—	—
Corporation tax	6.3	5.3	8.5
Other taxation including social security	2.2	3.0	4.4
Other creditors	1.0	—	0.8
Accruals and deferred income	7.0	5.9	9.7
	18.4	16.8	26.0

14. Provision for liabilities and charges – deferred tax

	2002	2003	2004
	£m	£m	£m
Accelerated capital allowances	1.3	0.9	0.5
Movement in the year:			
At beginning of year	1.3	1.3	0.9
Amount credited to profit and loss account (note 8)	—	(0.2)	(0.2)
Amounts transferred from Stanley Leisure plc	—	(0.2)	(0.2)
At end of year	1.3	0.9	0.5

15. Invested capital

	Note	2002	2003	2004
		£m	£m	£m
Opening balance		129.6	127.6	131.8
Profit for the financial year		15.7	12.0	20.4
Movement in Net Stanley Leisure Group funding balances		(17.5)	(9.3)	(29.9)
Exchange rate movements		(0.2)	1.5	(0.5)
Closing balance		127.6	131.8	121.8
Comprising:				
- Net Stanley Leisure Group funding balances		(42.4)	(51.7)	(81.6)
- Aggregated share capital and reserves of Stanley's Retail Bookmaking		170.0	183.5	203.4
Invested capital		127.6	131.8	121.8

16. Reconciliation of operating profit to net cash inflow from operating activities

	2002	2003	2004
	£m	£m	£m
Operating profit	21.0	17.4	29.7
Depreciation	5.2	6.9	7.5
(Increase)/decrease in debtors	(1.5)	1.2	0.7
(Decrease)/increase in creditors	(1.4)	(0.4)	6.5
Net cash inflow from operating activities	23.3	25.1	44.4

17. Analysis of cash flows and net funds

	2002	2003	2004
	£m	£m	£m
Returns on investments and servicing of finance:			
Interest received	—	—	0.1
Interest paid	(0.1)	(0.1)	—
Net cash (outflow)/inflow	(0.1)	(0.1)	0.1
Capital expenditure and financial investment:			
Purchase of fixed assets	(7.6)	(9.5)	(6.9)
Sale of tangible fixed assets	1.4	0.3	0.5
Net cash outflow	6.2	(9.2)	(6.4)
Acquisitions:			
Purchase of subsidiary undertaking	—	(0.9)	—
Net cash acquired with subsidiary undertaking	—	0.1	—
Net cash outflow	—	(0.8)	—
Financing:			
Loan repayment	(0.2)	—	—
Finance lease repayment	(0.2)	(0.2)	—
Net cash outflow	(0.4)	(0.2)	—

	29 April 2001	Cash flow	28 April 2002
	£m	£m	£m
Analysis of net funds			
Cash at bank and in hand	11.0	(6.4)	4.6
Overdrafts	(0.3)	(0.7)	(1.0)
	10.7	(7.1)	3.6
Bank loans	(0.2)	0.2	—
Finance leases	(0.4)	0.2	(0.2)
Total	10.1	(6.7)	3.4

	28 April 2002	Cash flow	Acquisition	27 April 2003
	£m	£m	£m	£m
Analysis of net funds				
Cash at bank and in hand	4.6	(1.3)	0.1	3.4
Overdrafts	(1.0)	0.2	—	(0.8)
	3.6	(1.1)	0.1	2.6
Finance leases	(0.2)	0.2	—	—
Total	3.4	(0.9)	0.1	2.6

	27 April 2003	Cash flow	2 May 2004
	£m	£m	£m
Analysis of net funds			
Cash at bank and in hand	3.4	1.1	4.5
Overdrafts	(0.8)	0.7	(0.1)
Total	2.6	1.8	4.4

18. Reconciliation of net cash flow to movement in net funds

	2002	2003	2004
	£m	£m	£m
(Decrease)/increase in cash in the year	(7.1)	(1.1)	1.8
Cash outflow from decrease in debt	0.4	0.2	—
Change in net funds resulting from cash flows	(6.7)	(0.9)	1.8
Net cash acquired with subsidiary undertaking	—	0.1	—
	(6.7)	(0.8)	1.8
Opening net funds	10.1	3.4	2.6
Closing net funds	3.4	2.6	4.4

19. Financial commitments

Stanley's Retail Bookmaking had capital commitments as follows:

	2002	2003	2004
	£m	£m	£m
Contracted but not provided for	6.1	1.5	0.7

Stanley's Retail Bookmaking had annual commitments under non-cancellable operating leases which fall due as follows:

	2002		2003		2004	
	Land and buildings	**Other**	**Land and buildings**	**Other**	**Land and buildings**	**Other**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Payments due within one year for leases which expire:						
Within one year	0.3	2.3	0.3	4.9	0.2	0.9
Between two and five years	0.7	0.1	0.9	0.2	1.0	3.8
After five years	3.0	—	3.3	—	3.6	—
Total	4.0	2.4	4.5	5.1	4.8	4.7

20. Contingent liabilities

Stanley's Retail Bookmaking acts as a joint guarantor in respect of a revolving credit facility arranged with a consortium of banks for the benefit of Stanley Leisure plc. At 2 May 2004 the outstanding loan was £215.0m (2003: £165.5m; 2002: £183.5m).

21. Pensions

The employees of Stanley's Retail Bookmaking are members of two pension schemes operated by Stanley Leisure plc, a defined contribution scheme and a defined benefit scheme.

In respect of the defined contribution scheme, the pension cost charge represents contributions payable to the scheme and amounted to £0.5m (2003: £0.5m; 2002: £0.4m)

The defined benefit scheme provides benefits based on final pensionable earnings and contributions to the scheme are determined by a qualified independent actuary on the basis of triennial valuations, using the attained age valuation method. The pension cost charge for 2004 in respect of this scheme was £0.2m (2003: £0.2m; 2002: £0.2m). The financial effects of pension arrangements are shown in the financial statements of Stanley Leisure plc. The net FRS 17 pension liability of the scheme at 2 May 2004 was £3.3m (2003: £5.5m; 2002: £2.3m). Stanley's Retail Bookmaking is unable to identify its share of the scheme's underlying assets and liabilities on a consistent and reliable basis. Therefore it has taken advantage of the exemption allowed by FRS 17 and has accounted for the scheme on a defined contribution basis.

22. Acquisitions

During the year ended 27 April 2003 Stanley's Retail Bookmaking acquired all of the issued share capital of Concession Bookmakers Limited and Racing Services (Birmingham) Limited for total cash consideration of £1.6m, of which £0.7m was deferred.

The following table sets out the book value of identifiable assets and liabilities acquired and their fair value to Stanley's Retail Bookmaking:

	Book value	Fair value adjustments	Fair value
	£m	£m	£m
Fixed assets			
Intangible	—	1.5	1.5
Tangible	0.1	—	0.1
Current assets			
Cash	0.1	—	0.1
Total assets	0.2	1.5	1.7
Creditors			
Creditors and accruals	(0.1)	—	(0.1)
Total liabilities	(0.1)	—	(0.1)
Net assets	0.1	1.5	1.6
Satisfied by:			
Cash			0.9
Deferred consideration			0.7
			1.6

The fair value adjustment to intangible fixed assets represents licence value.

No reorganisation costs have been incurred in respect of these transactions.

23. Related party transactions

Amounts totalling £0.3m (2003: £0.6m; 2002: £0.9m) were charged to Stanley's Retail Bookmaking by Stanley Leisure plc in respect of head office premises costs, insurance and other group administration costs.

Yours faithfully

PricewaterhouseCoopers LLP

PART 3

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

The unaudited pro forma financial information set out below has been prepared to illustrate the effect on the consolidated net assets of William Hill and its subsidiaries as if the Acquisition had occurred on 28 December 2004. The adjustments are based on the assets and liabilities of Stanley's Retail Bookmaking at 2 May 2004. The actual net assets acquired will be those of Stanley's Retail Bookmaking at the date control of Stanley's Retail Bookmaking unconditionally passes to William Hill and these may differ to those set out below. In addition the financing amounts will be dependent on the amount of debt outstanding at the date of the financing. The unaudited pro forma financial information has been provided for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Enlarged Group.

The unaudited pro forma statement of net assets of the Enlarged Group set out below is based on the balance sheet of William Hill which has been extracted, without material adjustment, from the audited consolidated balance sheet of William Hill as at 28 December 2004 and the aggregated net assets of Stanley's Retail Bookmaking as at 2 May 2004 extracted from the Accountants' Report set out in Part 2 of this document.

		Adjustments			
	William Hill £'m Note (i)	Stanley's Retail Bookmaking £'m Note (ii)	Financing £'m Note (iii)	Acquisition £'m Note (iv)	Pro forma Enlarged Group £'m
Fixed assets					
Intangible assets-goodwill	736.2	97.9	—	367.9	1,202.0
Tangible assets	119.0	43.7	—	—	162.7
Investments	2.9	—	—	—	2.9
	858.1	141.6	—	367.9	1,367.6
Current assets					
Stocks	0.3	—	—	—	0.3
Debtors: amounts recoverable within one year	15.4	2.2	—	—	17.6
Debtors: amounts recoverable after one year	6.5	—	—	—	6.5
Cash at bank and in hand	60.5	4.5	487.4	(489.7)	62.7
	82.7	6.7	487.4	(489.7)	87.1
Creditors: amounts falling due within one year	(203.6)	(26.0)	—	—	(229.6)
Net current liabilities	(120.9)	(19.3)	487.4	(489.7)	(142.5)
Total assets less current liabilities	737.2	122.3	487.4	(121.8)	1,225.1
Creditors: amounts falling due after more than one year	(447.7)	—	(487.4)	—	(935.1)
Provisions for liabilities and charges	—	(0.5)	—	—	(0.5)
Net assets excluding pension liability	289.5	121.8	—	(121.8)	289.5
Pension liability	(38.5)	—	—	—	(38.5)
Net assets including pension liability	251.0	121.8	—	(121.8)	251.0

Notes

(i) The net assets of William Hill have been extracted without material adjustment from the audited consolidated financial statements of that group as at 28 December 2004.

(ii) The net assets of Stanley's Retail Bookmaking have been extracted without adjustment from the Accountants' Report set out in Part 2 of this document as at 2 May 2004.

(iii) The financing reflects the drawdown under the new facility of £489.7m which was used for the acquisition of Stanley's Retail Bookmaking (refer to note (iv) below). In respect of the new facility, fees of £2.3m have been netted off against the amount drawn down, resulting in net cash received of £487.4m and an additional creditor due after more than one year of £487.4m.

(iv) The total net consideration (used in the pro-forma) of £489.7m comprises:

- o the payment of £504.0m for the issued share capital of the entities making up Stanley's Retail Bookmaking;
- o plus the payment of other transaction costs of £5.0m;
- o less the net current liabilities of Stanley's Retail Bookmaking of £19.3m. This is based on the net liabilities at 2 May 2004. The actual net liabilities and hence the actual net consideration will be calculated on the basis of completion accounts drawn up on the date control of Stanley's Retail Bookmaking unconditionally passes to William Hill.

An adjustment has been made to reflect pro forma goodwill of £367.9m arising on the acquisition of Stanley's Retail Bookmaking calculated on the basis of total net consideration paid of £489.7m less the value of net assets of Stanley's Retail Bookmaking of £121.8m at 2 May 2004.

(v) No adjustment has been made to reflect any fair value adjustments to the assets and liabilities of Stanley's Retail Bookmaking as at 2 May 2004.

(vi) No account has been taken of trading or other transactions of William Hill or Stanley's Retail Bookmaking since 28 December 2004 and 2 May 2004 respectively, to the date of this document.

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
LDE: DX 599
www.deloitte.co.uk

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB

31 May 2005

Dear Sirs

William Hill PLC (the "Company")

We report on the unaudited pro forma combined net assets statement (the "pro forma financial information") set out in Part 3 of the Class 1 Circular issued by the Company dated 31 May 2005 (the "Circular") issued by the Company. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the proposed acquisition by William Hill Organization Limited of Stanley's Retail Bookmaking (as defined in the Circular) might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

PART 4

SUMMARY OF THE TERMS OF THE ACQUISITION

1. The Acquisition Agreement

(a) Sale and purchase

Under the Acquisition Agreement, WHO has conditionally agreed to acquire and the Sellers have conditionally agreed to sell the entire issued share capital of the various companies that comprise Stanley's Retail Bookmaking.

(b) Conditions

Completion is subject to the satisfaction of the following conditions:

(i) the approval of the Acquisition by William Hill Shareholders (for which purpose the EGM has been convened by the notice set out in Part 7 of this document);

(ii) the approval of the Acquisition by the shareholders of Stanley Leisure;

(iii) there not having occurred, since the date of the Acquisition Agreement, a Material Adverse Change; and

(iv) either the Irish Competition Authority having determined pursuant to the relevant Irish competition legislation that the Acquisition may go ahead, or a period of one month after the "appropriate date" (as defined in the relevant Irish competition legislation) having passed without the Irish Competition Authority having informed the parties of any such determination.

William Hill is assuming the UK competition risk in relation to the Acquisition as described in Part 1 of this document.

In the event that either party's shareholder approval (as described at paragraphs 1(b)(i) or (ii) above) is not obtained by 17 June 2005 (or such other date as agreed between the parties) such party shall be required to pay to the other compensation of £9,200,000.

(c) Consideration

The total consideration payable in cash on Completion will be £504 million, subject to adjustments made by Stanley Leisure (acting reasonably and in good faith) on a pound for pound basis to take account of the estimated levels of cash, external debt, and working capital of Stanley's Retail Bookmaking as at Completion.

The cash consideration payable at Completion will also be adjusted on a pound for pound basis after Completion to reflect the difference between the estimated and actual levels of cash, external debt, and working capital. These further adjustments will be initially based upon completion accounts prepared within 40 business days after Completion by Stanley's Retail Bookmaking (with all reasonable assistance provided by the Stanley Leisure Group as shall be required by WHO or its accountants). If Stanley Leisure disagrees with the adjustments and the matter cannot be resolved between the parties, an independent firm of internationally recognised chartered accountants will be appointed to determine such adjustments. The time at which such further adjustments are finally determined will depend on whether or not the adjustments are disputed. Any amount due from Stanley Leisure to WHO (or vice versa) in respect of such adjustments shall be subject to interest at National Westminster Bank plc's base rate for the period from Completion to the date of payment of the final adjustment.

(d) Pre-Completion Undertakings

Stanley Leisure has agreed to procure that prior to Completion each company in Stanley's Retail Bookmaking carries on its business only in the ordinary and usual course and is subject to certain other restrictions on the conduct of the business of Stanley's Retail Bookmaking.

(e) Termination

WHO has the right to terminate the Acquisition Agreement at any time before Completion if any of the following occur:

(i) there is a material adverse change to the business, operations or financial condition to Stanley's Retail Bookmaking;

(ii) there is a material breach of any of the warranties given by Stanley Leisure;

(iii) there is any event, circumstance or occurrence which, if the warranties were repeated at any time before Completion by reference to the facts and circumstances then existing, would constitute a material breach of any of the warranties given by Stanley Leisure; or

(iv) there is any material breach or non-fulfilment by the Sellers of any of their material obligations under the Acquisition Agreement.

(f) Warranties and Indemnities

Stanley Leisure has given certain warranties that are typically obtained for a transaction of this nature relating to the business and assets of Stanley's Retail Bookmaking, including warranties concerning details of the shares that are the subject of the Acquisition, accounts and other financial information, indebtedness, litigation and compliance with laws, intellectual property and information technology, property, licences and permits, employees, pensions and taxation. The warranties are subject to certain limitations (including a de minimis deduction of £75,000 in respect of each claim or group of related claims and a threshold level of £7,500,000 before claims can be made (save in the case of claims under the financial warranties where the threshold is set at £5 million)) and the liability of Stanley for breach of warranty is capped at £500 million.

Under the Acquisition Agreement, Stanley Leisure will indemnify WHO for any liabilities and costs incurred by WHO or any member of the Enlarged Group relating to or arising from the invalidity of any betting office licences or bookmakers permits, various pension and employee related matters, a dispute between Stanley Racing Limited, Gamestec Leisure Limited and Rank Leisure Machines Limited (described in paragraph (b) of Part 6 below) and the operation by any company within Stanley's Retail Bookmaking prior to Completion of any businesses other than the licensed betting office business undertaken by the Stanley Leisure Group. The liability of Stanley Leisure under these indemnities is uncapped.

The Sellers have also agreed to indemnify WHO under a separate deed in respect of certain taxation liabilities of Stanley 's Retail Bookmaking attributable to the period prior to Completion, subject to certain standard conditions and exclusions.

(g) Restrictive Covenant

Subject to certain exceptions, the Sellers have agreed that for a period of 2 years following Completion the Stanley Leisure Group will be restricted from, *inter alia*, carrying on or being interested in the ownership or operation of a licensed betting office which is located in the United Kingdom, Republic of Ireland, the Channel Island of Jersey or the Isle of Man and from soliciting certain employees of Stanley's Retail Bookmaking.

2. Transitional Services Agreement ("TSA")

The TSA will take effect from Completion and will cover:

(i) the provision of certain services by members of the Stanley Group to the Enlarged Group (including information technology, general office, finance, and employee benefit and services, the lease of office space and the implementation of an IT segregation plan) for up to 18 months after Completion (to be extended to 2 years from Completion if within the initial 18 months the Acquisition is referred to the Competition Commission or any undertakings are accepted or any order is made in respect of the Acquisition by the OFT); and

(ii) the provision of certain services by the Enlarged Group to members of the Stanley Group after Completion (including odds compilations, information technology and finance services). These will be provided for varying periods up to a maximum of 2 years from Completion.

The fees for the services will be limited to the costs incurred by the other party in the provision of the services, plus VAT. The liability of each party under the TSA has been capped at £1.5 million.

3. Transitional Licence Agreement ("TLA")

The TLA will take effect from Completion and will provide for the grant by Stanley Leisure to WHO and each of the companies in Stanley's Retail Bookmaking of an exclusive licence to use the relevant Stanley registered trade marks for activities relating to the operation, management, promotion and administration of Stanley's Retail Bookmaking LBOs. WHO will be permitted to use such trade marks only to the same extent and in the same manner that such trade marks were used in the 12 months prior to Completion. The licence will be royalty-free and will take effect in the UK, Jersey, the Isle of Man and the Republic of Ireland.

The term of the TLA, unless terminated for one of the specified termination events, is between 12 and 30 months, the exact term to be determined by competition issues concerning the Acquisition.

PART 5

SUMMARY OF WILLIAM HILL PERFORMANCE SHARE PLAN

This Part sets out further information on the operation of the PSP. For the purposes of this Part 5 references to "shares" shall mean "Ordinary Shares" as defined in Part 8.

1. Eligibility and grant procedure

Executive Directors and middle and senior management of the William Hill Group may be invited to participate in the PSP at the discretion of the Remuneration Committee (the "Committee"). No awards will be made to executives within six months of their anticipated retirement. In determining the size and other terms of an award made within three years of anticipated retirement, the Committee will have regard to the relevant executive's ability to contribute to the achievement of the performance conditions attached to the award.

Awards can be granted within eight weeks of any of the following: the EGM approving the PSP; the announcement of the Company's results for any period; or the occurrence of exceptional circumstances justifying the grant of awards. No payment is required for the grant of awards. No invitations to participate in the PSP may be made more than ten years following the date on which it is approved by shareholders.

2. Value of awards

Award levels will be determined by the Committee in relation to each grant. The Committee's intention is that certain awards made in 2005 (which will be subject to a more stringent performance condition, as described below) will have a value of 300 per cent. of base salary, but that awards made in 2006 and subsequent years will be at a lower percentage of base salary. However, the Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300 per cent. of base salary in future years.

3. Performance conditions

The vesting of awards is dependent on the Company's performance over a three year period, by reference to performance conditions set by the Committee. Awards made in 2005 will be subject to two separate performance conditions. There will be no retesting of any performance conditions.

The vesting of one-half of the 2005 awards will depend on William Hill's total shareholder return ("TSR") relative to the companies ranked 31-100 in the FTSE 100 index at the beginning of the performance period. TSR is a means of comparing companies' long term share price performance, on the basis that dividends and distributions in respect of a company's shares are treated as reinvested at the date of payment. Each performance period will commence with effect from the start of the financial year in which the grant falls, and will end three years later. For these purposes TSR performance of all relevant companies will be averaged over the three months immediately before the start and end of the performance period.

The vesting of the remaining half of the 2005 awards will depend on the Company's real earnings per share ("EPS") (which will be calculated excluding exceptional items, extraordinary items and amortisation of goodwill), measured in terms of the compound annual real growth in EPS achieved over the three financial years commencing with the year in which the grant falls.

The Committee may adopt different performance conditions in future years which it considers to be no less demanding having regard to the William Hill Group's financial circumstances at the time.

4. Vesting schedule

For 2005 awards, no part of the TSR element will vest unless the Company's compound real EPS growth over the performance period is at least 3 per cent. per annum. Provided this underpin is achieved, this element will vest in full if the Company's TSR is at or above the 90th percentile; 35 per cent. of this element will vest if the Company's TSR is at the median; there will be straight line pro-rata vesting if the Company's TSR falls between the median and the 90th percentile. No vesting will occur if the Company's TSR is below the median.

Awards made in subsequent years will be at a lower percentage of base salary. The TSR element of future awards will vest in full if the Company's TSR is at or above 75th percentile; 35 per cent. of this element

will vest if the Company's TSR is at median; there will be straight line pro-rata vesting if the Company's TSR falls between these points. No vesting will occur if TSR is below median.

For the EPS element of the award the Committee will determine from time to time the real EPS growth level required for threshold and maximum awards. Initially this element will vest in full if the Company's compound annual real growth in EPS is equivalent to 12 per cent. per annum; 10 per cent. of this element will vest if compound annual real growth in EPS is equivalent to 4 per cent. per annum; this element will vest on a straight line basis for compound annual real growth in EPS between 4 per cent. and 12 per cent. per annum. No part of this element will vest for compound annual real growth in EPS below 4 per cent. per annum. The Committee has determined these initial threshold and maximum vesting levels on the basis of its assessment of stretching EPS performance and appropriate external advice. The Committee considers that the achievement of compound annual real EPS growth of 12 per cent. per annum is a suitably demanding target for maximum vesting having regard to the William Hill Group's current financial circumstances.

The Committee believes that the Executive Directors should align their interests with those of Shareholders by maintaining a significant personal shareholding in the Company. For the PSP awards in 2005 to vest, Executive Directors must hold shares (including any vested rights to acquire shares without payment under the Company's incentive plans) worth 300% of base salary throughout the three year period; and if this requirement is not met, the award shall lapse pro-rata to the shareholding shortfall.

The Committee will determine at the time of grant whether those shares which vest on satisfaction of performance conditions are released immediately, or at a time of the participant's choice in a period set by the Committee (not exceeding seven years from the vesting date).

5. Cessation of employment

Awards to executives who leave at any time prior to vesting will lapse unless they leave by reason of death, disability, retirement (either at or after normal or agreed retirement date), or in other circumstances at the discretion of the Remuneration Committee ("good leavers").

Awards for good leavers will vest at the normal vesting date to the extent that the performance conditions are met, but will normally be pro-rated on the basis of actual service. The Committee may, at its discretion, release shares early having regard to performance achieved to the date of leaving, subject normally to scaling-down as described above.

6. Change of control

In the event of a change of control, performance targets are tested either (i) by reference to target outcome at the time of the change of control, or, (ii) (in relation to EPS element of the award) by reference to what the Committee considers would vest at the normal vesting date. The Committee will scale down the vesting level of both elements having regard to the time that has elapsed between the grant of the award and the date of change of control unless the Committee considers that to do so would not reflect participants' contribution to the creation of shareholder value over the period prior to change of control.

Any internal reorganisation to create a new holding company will not result in the accelerated vesting of awards which will be replaced by awards over shares in the new holding company unless the Committee determines otherwise.

7. Adjustment of awards

If there is a variation in the share capital of the Company (including without limitation a capitalisation issue, rights or bonus issue or sub-division or consolidation of share capital, or a reduction of capital, or in the event of a demerger or payment of a special dividend), the shares under award may be adjusted to reflect that variation.

8. Rights attaching to shares

A participant will not have any voting or dividend rights prior to the vesting of the award. All shares allotted under the PSP will carry the same rights as any other issued ordinary shares in the Company and application will be made for the shares to be listed by the UK Listing Authority and traded on the London Stock Exchange.

Benefits received under the PSP are not pensionable and may not be assigned or transferred except on a participant's death.

9. Alterations to the PSP

In addition to the Committee's powers to vary performance conditions described above, it will have authority to amend the rules of the PSP, provided that no amendment to the advantage of participants or eligible employees may be made to provisions relating to the key features of the PSP without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Key features are: who can be a participant, the limits on the number of shares which can be issued under the PSP, the basis for determining a participant's entitlement to shares, and the terms on which they can be acquired, and the provisions relating to adjustments in the event of a variation in the Company's share capital.

Additional schedules to the rules can be established to operate the PSP outside the UK. These schedules can vary the rules of the PSP to take account of any securities, exchange control or taxation laws or regulations.

10. Limits on the issue of shares

The PSP will be subject to the limit that, in any ten-year period, not more than 10 per cent of the issued ordinary share capital of the Company from time to time may be issued or issuable under all the Company's share plans. The Committee will adopt appropriate policies to ensure that sufficient shares are available for these plans throughout the ten-year period, and may purchase shares in the market if desirable. The Committee may use treasury shares for the purposes of the PSP, and transfers of such shares will count towards this percentage limit.

Where awards are granted over existing shares, these will be held in a discretionary employee benefits trust. The trust will also have the facility to subscribe for new shares within the limit referred above. The trust will not in any event hold more than 5 per cent of the Company's issued share capital. Transfers of shares from such a trust will not count towards the percentage limit described above.

In limited circumstances, the Committee may elect to satisfy awards by making a cash payment equal to the value of the shares which would otherwise be transferred.

PART 6

ADDITIONAL INFORMATION

1. Responsibility

The Directors of William Hill, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of the Company and other interests and Directors' service agreements

(a) Directors of the Company

The names and principal functions of the Directors of the Company are as set out below:

Charles Scott	Chairman
David Harding	Chief Executive
Tom Singer	Chief Operating Officer
David Allvey	Independent Non-Executive Director
David Edmonds, CBE	Independent Non-Executive Director
Barry Gibson	Senior Independent Non-Executive Director

all of Greenside House, 50 Station Road, Wood Green, London N22 7TP.

(b) Directors' and other interests

(i) As at 25 May 2005 (the latest practicable date prior to the publication of this document), the interests of the Directors (all of which are beneficial) in Ordinary Shares and which:

(a) have been notified by each Director to the Company pursuant to section 324 or 328 of the Companies Act, or

(b) are required, pursuant to section 325 of the Companies Act, to be entered in the register of Directors' interests maintained pursuant to section 329 of the Companies Act, or

(c) are interests of a person connected with a Director within the meaning of section 346 of the Companies Act which would, if the connected person was a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, that Director are as follows:

Director	Number of Ordinary Shares
David Allvey	13,333
David Edmonds	—
Barry Gibson	15,556
David Harding	50,000
Charles Scott	85,817
Tom Singer	26,009

The interests of the Directors amount in total to 190,715 Ordinary Shares representing approximately 0.048 per cent. of the issued share capital of William Hill as at 25 May 2005 (excluding treasury shares), the latest practicable date prior to the publication of this document.

(ii) In addition to their having an interest in 190,715 Ordinary Shares as at the date referred to in paragraph 2(b)(i) above, details of William Hill options outstanding for Executive Directors under the William Hill Group's long-term share incentive schemes are as follows (all such options being granted on a nil cost basis):

Name of Director	Scheme	No. of Ordinary Shares under Option	Exercise Price	Date from which exercisable	Expiry Date
David Harding	Executive Director Incentive Plan (EDIP)	855,556	Nil	June 2004 (366,666 shares)	June 2007
				June 2005 (488,890 shares)	June 2008
	Long-term Incentive Plan (LTIP)	81,508	Nil	March 2007	March 2014
Tom Singer..............	EDIP	427,778	Nil	June 2004 (183,333 shares)	June 2007
				June 2005 (244,445 shares)	June 2008
	LTIP	48,090	Nil	March 2007	March 2014
	SAYE	5,277	180p	August 2005	February 2006
	SAYE	2,073	457p	August 2008	February 2009

Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of the William Hill Group.

(c) Directors' service agreements

Details of each Director's service contract are contained in the William Hill 2004 annual report and accounts, save that

(i) the appointment of Barry Gibson and David Allvey as non-executive directors of William Hill has been extended by an additional three years, such extended appointments to remain on the same terms as applied previously to their appointments, pursuant to letter agreements entered into between William Hill and Barry Gibson and William Hill and David Allvey dated 12 April 2005; and

(ii) as set out in the paragraph entitled "Management and Employees" in Part 1 of this document, Tom Singer has been promoted to the newly created position of Chief Operating Officer and his salary increased with effect from 19 May 2005 from £260,000 per annum to £330,000 per annum as a result.

(d) Directors' interests in transactions

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of any member of the William Hill Group and which was effected by any member of the William Hill Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

3. Substantial Shareholdings

As at 25 May 2005 (the last practicable date prior to the publication of this document) the Company was aware of the following persons who were, directly or indirectly, interested in three per cent. or more of the issued share capital of William Hill:

Name	Current holding of Ordinary Shares	Per cent. of issued share capital of William Hill
Fidelity..........	55,429,293	14.06
Barclays..........	48,077,952	12.19
Legal & General..........	13,928,542	3.30
MFS Investments	13,052,430	3.09

Save as disclosed above, William Hill is not aware of any person who is, or will be, immediately following the Acquisition directly or indirectly, interested in three per cent. or more of the Company's issued share capital.

4. Litigation

(a) The William Hill Group

Except as set out below, no member of the William Hill Group is or has been engaged in, nor (so far as William Hill is aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least the 12 months preceding the date of this document) a significant effect on the financial position of the William Hill Group, other than the following proceedings:

(i) the William Hill Group is currently involved in litigation with the British Horseracing Board (the "BHB") concerning the alleged infringement of the BHB's database rights from the William Hill Group's use of lists of runners and riders on the internet for the purposes of accepting bets on horse races taking place in England, Scotland and Wales. On the basis that the William Hill Group did not accept the BHB's position with respect to its intellectual property rights, it did not apply for a licence for its use of such rights. In February 2001, judgement was given against the William Hill Group in the Chancery Division of the High Court, and the Court ordered (a) an enquiry into damages, (b) an injunction restraining the William Hill Group from infringing BHB's database rights, (c) an order that the William Hill Group pay the BHB's costs of litigation (to be assessed by the Court if not agreed between the William Hill Group and the BHB) and (d) that the William Hill Group make an interim payment of £100,000 in respect of the BHB's costs. William Hill has since paid costs to the BHB of £217,711.59 with interest of £7,072.10 as assessed by a costs judge. At that time, without accepting the BHB's claim to data rights, the William Hill Group entered into a licence for the provision of pre-race data on its online operation. As a result the enquiry into damages was stayed. Following an appeal to the Court of Appeal in respect of the judgement of the High Court, the Court of Appeal referred the matter to the ECJ for clarification. The Court of Appeal also lifted the injunction as a result of William Hill entering into the licence. The ECJ ruling was received on 9 November 2004 and its interpretation of legal issues supported the position of the William Hill Group. The case will now be referred back to the Court of Appeal and is expected to be heard in June 2005;

(ii) the Italian Olympic Committee ("Coni") licences betting on sporting events under its control in Italy. It has commenced proceedings in Rome in July 2002 against William Hill alleging that William Hill's internet betting offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from Coni, and has not applied for one. Coni claims that William Hill must pay a fee and a percentage of its revenue to Coni and that William Hill is liable in damages although Coni has never properly calculated the basis for quantifying the damages, which is one basis on which William Hill has opposed Coni's claim) and is in breach of regulations that also have criminal sanctions. A further hearing was held on 1 June 2004 and the parties have now entered a period of evidence gathering. A hearing has been set for June 2005 for final pleadings. The claim is being vigorously defended by the William Hill Group in respect of both quantum and liability. The primary argument relied upon by the William Hill Group is that the Italian legislation, which confers an effective monopoly, is incompatible with Article 49 of the European Convention, which provides for a freedom to provide services across the European Union provided that restrictions are not justified in the interests of national social policy or consumer protection. In this regard, the William Hill Group lodged a complaint with the European Commission in late 2003 relating to the failure of Italy, Germany and the Netherlands to comply with European Community law in the context of betting; and

(iii) proceedings have been commenced in Belgium, and threatened (or possibly already commenced) in France and Germany, against seven operators of internet sports betting websites based in various European jurisdictions, by Real Madrid Football Club and five of its most high profile players, Ronaldo, David Beckham, Raul, Zinedine Zidane and Luis Figo. The defendants include William Hill, Ladbrokes and Sportingbet. The claims relate to the use of the name and image of the club and each of the players on the websites. Damages (along with injunctive relief to restrain further use of the names and images) are claimed in varying amounts:

- in Belgium, €4 million for Real Madrid and €1 million for each player for "damage resulting from the use of their right to name and an image", such amounts to be subject to change during the proceedings; €1 million, for Real Madrid for the use of its name; and €50,000 for each unauthorised use of the name of the club or one of the players;

- in France €1.02 million to Real Madrid in respect of alleged trademark infringements; €50,000 for each future unauthorised use of the name and image of the players.

The William Hill Group believes it has meritorious defences and such proceedings will be vigorously defended. The William Hill Group does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon the William Hill Group's consolidated financial condition, results of operations or cash flow.

(b) Stanley's Retail Bookmaking

Except as set out below, no member of Stanley's Retail Bookmaking is or has been engaged in, nor (so far as the Directors are aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least 12 months preceding the date of this document) a significant effect on the financial position of Stanley's Retail Bookmaking, other than the threat of legal action against Stanley Racing Limited in relation to an FOBT hire agreement with Rank Leisure Machine Services ("RLMS"). In June 2004, Stanley Racing Limited gave notice to terminate the agreement because of a breach by RLMS in assigning/sub-contracting the contract upon the sale of its machines business to Gamestec Leisure Limited. RLMS and Gamestec are threatening to issue proceedings for breach of contract and damages. They allege their loss is around £3million. Stanley Leisure's legal advisors have advised that Stanley Racing Limited is in a strong position and are confident that Stanley Racing Limited would win any legal proceedings should they be instituted by RLMS/Gamestec.

5. Material Contracts

(a) William Hill

Save for the contracts described below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the William Hill Group (i) within the two years preceding the date of this document which are material or (ii) which contain any provisions under which any member of the William Hill Group has any obligations or entitlements which are or may be material to the William Hill Group as at the date of this document:

(i) Existing and New Bank Facilities:

An existing bank facility (the "Existing Bank Facility") was entered into by William Hill on 2 March 2005 with, amongst others, Allied Irish Banks, p.l.c., Banc of America Securities Limited, Barclays Capital, HSBC Bank PLC, Lloyds TSB Bank PLC and The Royal Bank of Scotland plc as mandated lead arrangers and Lloyds TSB Bank plc as agent. A portion of the funds drawn down from the Existing Bank Facility were applied towards the repayment of amounts outstanding under earlier credit facilities made available to the Group. The balance was to be available to fund, amongst other things, a proposed reduction of capital. The Existing Bank Facility has been guaranteed by William Hill and certain subsidiaries of William Hill and is unsecured.

(A) General

The facilities constituted by the Existing Bank Facility comprise a multicurrency term loan facility ("Facility A") in the amount of £600 million, and a multicurrency revolving loan facility ("Facility B") in the amount of £600 million. William Hill is required to repay Facility A on 2 March 2010. The commitment under Facility B is required to be repaid on 2 March 2010. The proceeds of Facility A and Facility B are available for the general corporate purposes of the Group.

It is proposed to have the underlying documentation relating to the Existing Bank Facility amended so that Facility A becomes available to be drawn in the same circumstances as outlined below for the new Facility A.

(B) Interest rate; fees

Advances under Facility A and advances under Facility B initially bear interest at a rate equal to the London interbank offered rate ("LIBOR") plus a margin. This margin will vary with the financial performance of the Group but may not be reduced to less than 0.40 per cent. per annum nor increased to more than 0.75 per cent. per annum. A commitment fee is payable on undrawn commitments under Facility A and Facility B.

(C) Prepayments

William Hill must, if required by a two-thirds majority of lenders, prepay all indebtedness under the Existing Bank Facility on the occurrence of any change of control of William Hill. Optional prepayments are permitted without premium or penalty.

(D) Certain covenants

The Existing Bank Facility contains numerous operating and financial covenants, including, requirements to maintain: minimum ratios of EBITDA to net interest, and maximum ratios of net debt to EBITDA. In addition, the Existing Bank Facility includes, without limitation, covenants relating to: limitations on disposals (with exceptions including, without limitation, disposals of business or assets not exceeding individually in any financial year 15 per cent. of consolidated earnings before interest and taxes); limitations on change of business; limitations on mergers and other corporate reconstructions; and limitations on subsidiary financial indebtedness.

(E) Events of Default

The Existing Bank Facility contains events of default customary for facilities of this type.

At present, the balance of the Existing Bank Facility is not available to be drawn upon to fund the Acquisition. It is proposed that William Hill will use reasonable endeavours to secure a number of minor amendments to the underlying documentation relating to the Existing Bank Facility to enable that facility to be drawn upon for this purpose.

To the extent that William Hill is unable to secure appropriate amendments to the underlying documentation relating to the Existing Bank Facility, William Hill proposes to refinance all amounts which are outstanding in respect of the Existing Bank Facility, and fund the Acquisition, with a new bank facility.

For this purpose, a new bank facility (the "New Bank Facility") was entered into by William Hill on 12 May 2005 with Allied Irish Banks, p.l.c., Banc of America Securities Limited, Barclays Capital, HSBC Bank plc, Lloyds TSB Bank PLC and The Royal Bank of Scotland plc as mandated lead arrangers and Lloyds TSB Bank PLC as agent. If the appropriate amendments to the Existing Bank Facility are obtained, the New Bank Facility will not be drawn and will be cancelled. However, if the amendments to the Existing Bank Facility cannot be obtained, the Existing Bank Facility will be cancelled and (subject only to satisfaction of usual conditions) the New Bank Facility will be available for drawing.

The principal commercial and operational terms of the New Bank Facility are in all material respects equivalent to those contained in the Existing Bank Facility, save that Facility A under the New Bank Facility may be drawn upon towards funding the Acquisition.

There are a number of conditions precedent which are required to be satisfied before the New Bank Facility can be drawn, including, without limitation, the requirement that the Existing Bank Facility be prepaid in full and cancelled. As with the Existing Bank Facility, the New Bank Facility has been guaranteed by William Hill and certain subsidiaries of William Hill and is unsecured.

The New Bank Facility also contains events of default customary for facilities of this type however a clean-up period of 90 days is permitted in respect of certain defaults arising by reason of the integration of Stanley's Retail Bookmaking into the William Hill Group.

(ii) the agreements described in Part 4 of this document.

(b) Stanley's Retail Bookmaking

Stanley's Retail Bookmaking has not entered into any contracts outside the ordinary course of business (i) within the two years preceding the date of this document which are, or may be, material; or (ii) (regardless of when entered into) which contain provisions under which any member of Stanley's Retail Bookmaking has an obligation or entitlement which is material to Stanley's Retail Bookmaking as at the date of this document.

6. Significant changes

(a) There has been no significant change in the financial or trading position of William Hill since 28 December 2004, the date to which the William Hill Group prepared its last audited accounts.

(b) Save for the unfavourable horse racing and football results, there has been no significant change in the financial or trading position of Stanley's Retail Bookmaking since 2 May 2004, the date to which the combined financial information relating to Stanley's Retail Bookmaking in Part 2 of this document was drawn up.

7. Working Capital

The Company is of the opinion that, following Completion and taking into account the bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is for at least twelve months from the date of publication of this document.

8. Consents

Citigroup has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which it is included.

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of reference to its name in the form and context in which it is included.

9. Documents available for inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted), for a period of 14 days from the date of this document:

(a) the memorandum and articles of association of William Hill in their current form;

(b) the audited consolidated accounts of William Hill for the financial periods ended 28 December 2004 and 30 December 2003;

(c) the Accountants' Report prepared by PricewaterhouseCoopers LLP on Stanley's Retail Bookmaking, a copy of which is set out in Part 2 of this document;

(d) statements signed by PricewaterhouseCoopers LLP setting out the adjustments made by them in arriving at the figures in their report on Stanley's Retail Bookmaking;

(e) the letter of Deloitte & Touche LLP regarding the pro forma statement of net assets set out in Part 3 of this document;

(f) the draft rules of the William Hill Performance Share Plan summarised in Part 5 of this document (and such document shall also be made available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted) until the close of the EGM and made available at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA for at least 15 minutes prior to and during the EGM);

(g) copies of the Directors' service contracts and letters of appointment referred to in paragraph 2(c) of this Part 6;

(h) the written consents of Citigroup, Deloitte & Touche LLP and PricewaterhouseCoopers LLP referred to in paragraph 8 of this Part 6;

(i) the material contracts referred to in paragraph 5 of this Part 6; and

(j) the irrevocable undertakings given by Lord Steinberg and by Genting referred to in the paragraphs headed "Irrevocable undertakings" in Part 1; and

(k) this document.

PART 7

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of shareholders of William Hill PLC (the "Company") will be held at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA on 17 June 2005 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as Ordinary Resolutions:

Ordinary Resolutions

1. THAT the acquisition of Stanley's Retail Bookmaking, upon the terms and conditions of the share purchase agreement dated 16 May 2005 (as summarised in the circular to shareholders of the company dated 31 May 2005) and the documents annexed thereto and the documents in the agreed terms referred to therein produced at the meeting and marked "A" and signed by the Chairman for the purpose of identification only (the "Acquisition Agreement"), be and is hereby approved and the Board of Directors of the Company (or any duly authorised committee thereof) be and is hereby authorised to do, approve and execute all acts, things and documents as may be necessary or desirable in order for the Company and its subsidiary undertakings to complete and give effect to the transactions and arrangements contemplated by the Acquisition Agreement and make such non-material amendments, variations, modifications or revisions to the terms of the Acquisition Agreement as the Board of Directors of the Company (or any duly authorised committee thereof) thinks necessary or desirable and to take such actions as it thinks fit at any time in the future to enforce, settle or compromise any of the Company's rights pursuant to the Acquisition Agreement.

2. THAT the William Hill Performance Share Plan (a copy of which is produced to the meeting and marked "B" and signed by the Chairman for the purpose of identification only and features of which are summarised in the circular to Shareholders dated 31 May 2005) be and is hereby approved and adopted and the Directors be and are hereby authorised to take all such steps as they consider necessary or desirable to give the same effect.

By Order of the Board

Helen Grantham

Secretary

31 May 2005

Registered Office:
Greenside House
50 Station Road
Wood Green
London N22 7TP

Notes:

(a) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered in the register of members of the Company at 11.00 a.m. on 15 June 2005, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 11.00 a.m. on 15 June 2005 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b) The accompanying proxy form invites members to vote in one of three ways: "for", "against" and "vote withheld". Please note that a "vote withheld" has no legal effect and will count neither for nor against a resolution.

(c) A member entitled to attend and vote at the extraordinary general meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. Lodging a form of proxy will not prevent a member from attending the meeting and voting in person. In order to be valid an appointment of proxy must be returned by one of the following methods:

- sending the Form of Proxy enclosed with this document by post or (during normal business hours only) by hand to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time of the meeting; or
- electronically, by logging on to Capita Registrars' website at www.capitaregistrars.com. Members' IVC numbers (the code number printed on a member's admission card/form of proxy) will be required. Full details of the procedure are given on the website. The proxy appointment and/or voting instructions must be received by the Company's registrars not later than 11.00 a.m. on 15 June 2005.
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent Capita Registrars (under CREST participant ID RA10) by not later than 11.00 a.m. on 15 June 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART 8

DEFINITIONS

The following definitions shall apply to words and phrases used in this document except where the context requires otherwise:

"Acquisition"	the proposed acquisition by William Hill Organization Limited of the entire issued share capital of Stanley's Retail Bookmaking pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the agreement dated 16 May 2005 between the Sellers and William Hill Organization Limited, as summarised in Part 4 of this document;
"AWPs"	amusements with prizes machines;
"Board" or "Directors"	the directors of William Hill, whose names are set out in paragraph 2(a) of Part 6 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Capita Registrars"	a trading division of Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;
"Chairman"	Charles Scott;
"Citigroup"	Citigroup Global Markets Limited;
"Companies Act"	the Companies Act 1985, as amended;
"Completion"	completion of the Acquisition Agreement in accordance with its terms;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertified Securities Regulations 2001;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"EBITDA"	earnings before interest, taxes, depreciation and amortisation;
"Enlarged Group"	William Hill PLC and its subsidiary undertakings as enlarged by the Acquisition;
"EPOS"	electronic point of sale;
"Executive Directors"	David Harding and Tom Singer;
"Form of Proxy"	the Form of Proxy for use at the EGM;
"FOBTs"	terminals that allow betting office customers to bet on a variety of random number generated events;
"Genting"	the Genting Berhad group consisting of Genting International plc and its subsidiaries;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000, as amended from time to time;
"LBO"	licensed betting office;
"LTIP"	the William Hill PLC Long Term Incentive Plan;
"Material Adverse Change"	any event, circumstance, occurrence, or state of affairs or any combination thereof which is, or is reasonably likely to be, materially adverse to the business, operations, or financial condition or results of the companies of Stanley's Retail Bookmaking taken as a whole in any of the jurisdictions in which such companies operate excluding any resulting from the Acquisition or from changes generally

	applicable to the industries in which the business of Stanley's Retail Bookmaking operates or to the economy of a relevant jurisdiction generally;
"Non Executive Directors"	Charles Scott, David Allvey, David Edmonds and Barry Gibson;
"OFT"	the Office of Fair Trading;
"Ordinary Shares"	ordinary shares with a nominal value of 10 pence each in the share capital of William Hill;
"Performance Share Plan" or "PSP"	the William Hill Performance Share Plan, a summary of which is set out in Part 5 of this document;
"Sellers"	Stanley Leisure plc and Stanley Overseas Holdings Limited and "Seller" means one of them;
"Shareholder(s)"	Holder(s) of Ordinary Shares;
"Share Option Plan"	William Hill PLC Savings Related Share Option Plan;
"Stanley Leisure"	Stanley Leisure plc;
"Stanley Leisure Group"	Stanley Leisure plc and its subsidiary undertakings;
"Stanley's Retail Bookmaking"	Stanley Racing Holdings Limited, Stanley Racing (Ireland) Limited, Phonethread Limited and L. Stanley (I.O.M.) Limited and their subsidiary undertakings which together own the licensed betting office business undertaken by the Stanley Leisure Group in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertified Securities Regulations 2001, may be transferred by means of CREST;
"William Hill" or the "Company"	William Hill PLC, incorporated and registered in England and Wales under the Companies Act with registered number 4212563;
"William Hill Articles"	the current articles of association of William Hill;
"William Hill Group"	William Hill and its subsidiary undertakings;
"William Hill Organization Limited" or "WHO"	William Hill Organization Limited, a wholly owned subsidiary of the Company, incorporated and registered in England and Wales under the Companies Act with registered number 0278208;
"William Hill Shareholder"	a holder of Ordinary Shares; and

WILLIAM HILL PLC

Greenside House
50 Station Road
Wood Green
London N22 7TP
Registered in England number: 4212563

4 April 2006

Dear Shareholder

Dividend Reinvestment Plan

Please find enclosed terms and conditions (the ***Terms***) to the William Hill PLC Dividend Reinvestment Plan (the ***Plan***). These represent an update and replacement to the terms and conditions which have been effective from October 2003. The administrator of the Plan, Capita IRG Trustees Limited, has provided these revised Terms in order to meet the changing requirements of the Financial Services Authority and to bring the product into line with similar such products available on the market.

If you are an existing member of the Plan you need take no action to continue your membership, however, please carefully review the enclosed document which will become effective immediately.

If you wish to join the Plan, please follow the instructions outlined by the Terms.

Yours sincerely

Charles Scott
Chairman

WILLIAM HILL PLC DIVIDEND REINVESTMENT PLAN

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you are recommended to seek advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from an appropriately authorised or recognised financial adviser, should you be resident elsewhere.

If you have sold or otherwise transferred all of your ordinary shares in William Hill PLC please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee (or to the agent through whom the sale or transfer was effected for delivery to the purchaser or transferee).

Introduction

The William Hill PLC (the ***Company***) Dividend Reinvestment Plan (the ***Plan***) gives shareholders the opportunity to use their cash dividend to buy further ordinary shares in the Company (***Shares***) by becoming participants (***Participants***) in the Plan. These further shares would be bought in the market on your behalf at competitive dealing rates.

The Plan is administered by Capita IRG Trustees Limited, or any successor administrator that may be appointed (***Plan Administrator***).

Capita IRG Trustees Limited is a wholly owned subsidiary of Capita IRG Plc, the Company's registrar, and is authorised and regulated by the Financial Services Authority (***FSA***) and is entered on the FSA register with registration number 184113.

This document sets out all the Terms and Conditions upon which Capita IRG Trustees Limited provides the Plan and should be read carefully. It replaces any previous terms and conditions which you may have received. Enquiries about the Plan, or these Terms and Conditions, should be addressed to the Plan Administrator, William Hill PLC Dividend Reinvestment Plan, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or by telephone on +44 (0) 870 162 3100 or e-mail ssd@capitaregistrars.com. Please note that telephone conversations may be recorded and monitored for quality control purposes and to resolve disputes.

The Plan is an entirely voluntary scheme. Should you therefore decide not to become a Participant in the Plan, there will be no change in how you receive cash dividends declared by the Company.

How the Plan works

If you join the Plan the whole of your cash dividend (after associated costs but including any undistributed cash brought forward from previous dividends) will be used to purchase as many whole Shares as possible on your behalf. The Plan Administrator will instruct the nominated broker to purchase Shares as agent for you under the Plan on or as soon as reasonably practicable after the relevant dividend payment date. At the date of these Terms and Conditions the nominated broker is Citigroup Global Markets UK Equity Limited.

Who is eligible to participate in the Plan?

You may join the Plan provided that:

- you are not resident in the United States of America (or its territories and possessions) or in Canada and
- you are not resident in any other jurisdiction outside the United Kingdom where your participation in the Plan would require the Company, the Plan Administrator or the broker purchasing the shares, to comply with governmental or regulatory procedures or any similar formalities.

If you are resident outside the United Kingdom you are responsible for ensuring that you may validly participate in the Plan and for observing all relevant formalities to enable you to buy shares through the Plan. If you are in any doubt as to whether you require any governmental or other consents or need to observe any other formalities to enable you to buy shares through the Plan, you should consult a suitable independent professional adviser.

What charges will I pay?

You will be charged a fee of 0.5% of the purchase price of the Shares plus stamp duty reserve tax (***SDRT***) at the rate of 0.5%. These costs will be automatically deducted from the cash dividend to be re-invested through the Plan. The Plan Administrator may share any commission it receives with third parties and details of this will be given upon request.

At what price will the shares be bought and how many Shares will I receive?

This will depend on the price of the Company's shares on the London Stock Exchange when the deal is carried out. You cannot specify a maximum or minimum price.

It may be necessary to carry out several transactions to acquire the shares needed for the Plan. The prices at which the Shares are purchased may vary in which case these transactions will be aggregated and the Shares will be allocated to you at the average purchase price. This may be higher or lower than the price achieved if each purchase had been made separately.

When will I get a Statement and Share Certificate?

It is expected that a statement will be sent to you within 10 business days of the dividend payment date. This will show how many Shares have been purchased for you, the date of purchase, the purchase price and the associated costs together with the carried forward cash balance. This will also incorporate a tax voucher covering the whole amount of your dividend. The actual cost of the Shares (including the purchase commission and stamp duty reserve tax) will form your base cost for United Kingdom capital gains tax purposes.

If you hold your Shares in 'certificated' form, you will receive a share certificate. Please note that these documents are posted at your risk.

If you hold your shares through the **"CREST"** system, Shares will be credited to your CREST account and you will receive by post a CREST notification.

What happens when money is left over after the Shares have been bought?

Any cash dividend remaining which was insufficient to purchase a whole Share will be carried forward without interest and added to future dividends for reinvestment under the terms of the Plan. Any cash held on your behalf will be treated as Client Money, as described in the FSA Rules. Further information on this is set out below.

You agree that upon withdrawal from the Plan, any residual cash balance due to you will be transferred to you (without interest) from the Client Money bank account on the payment date of the next dividend.

How do I join in the Plan?

Please obtain a Dividend Reinvestment Plan Mandate from the Plan Administrator and return it to the Plan Administrator at the address stated on the form or, alternatively, apply on-line at www.capitaregistrars.com. If you have already given the Company a Dividend Reinvestment Plan Mandate, then you need not reapply.

If your Shares are held in more than one account, you must complete a separate mandate form for each account.

The Dividend Reinvestment Plan Mandate must reach the Plan Administrator (either by post or on-line) no later than 30 days prior to the dividend payment date. Applications to join the Plan received after that date will take effect from the next dividend.

The Company may, at its discretion, and upon application in writing to the Plan Administrator, permit a registered shareholder to re-invest the cash dividend payment on a lesser number of shares than the full holding where such a shareholder is acting on behalf of two or more beneficial owners. The remaining cash dividend will automatically be paid on the shares which are not included in the Plan. These elections will apply only to one dividend and a fresh mandate must be given for each dividend.

The Plan Administrator reserves the right not to accept an application to join the Plan.

Once your application to participate in the Plan has been accepted, future dividends will be reinvested under the Plan until such time as you withdraw from the Plan or the Plan is suspended or terminated in accordance with these Terms and Conditions.

How can I withdraw from the Plan (including cancellation)?

If you are joining the Plan, you have a statutory right to cancel the Plan within 14 days (the ***Cancellation Period***) after receipt by the Plan Administrator of a satisfactorily completed Mandate Form, by giving the Plan Administrator notice in writing to the address given above. The notice must state that you want to exercise your statutory cancellation right.

Cancellation will not apply to any transactions already started at the time the notice is received. There is no statutory right to cancel after expiry of the Cancellation Period but you may withdraw from the Plan at any time by sending the Plan Administrator either a letter to that effect or by using the online withdrawal process to provide notification of your intention to revoke your mandate. In either case, your notification of withdrawal must reach the Plan Administrator no later than 30 days prior to the payment date for a dividend if the Plan is not to apply to that dividend.

If you hold your shares in certificated form and you sell or transfer your entire shareholding before the last date for the receipt of Plan elections for a particular dividend, your Plan mandate will be cancelled. Any fractional cash balance remaining will be dealt with as detailed in the terms of the Plan.

However, if your sale or transfer is registered between the last date for Plan elections and the payment date for a particular dividend, you will receive additional Shares under the Plan in respect of that dividend.

If you hold your Shares in uncertificated form, and you sell or transfer your entire shareholding, your Plan mandate will be cancelled and any cash balance outstanding will be dealt with as detailed above. However, if your sale or transfer is registered between the record date and payment date for a particular dividend, you will receive additional shares under the Plan in respect of that dividend.

Upon receipt by the Plan Administrator of proper notice of a shareholder's death, bankruptcy or mental incapacity (or in the case of a corporate shareholder of such body being placed in liquidation) participation in the Plan will cease.

However, where Shares are held jointly by 2 or more shareholders, continued participation in the Plan by the survivor(s) may continue following the death of a shareholder at the Company's discretion.

What if I have previously joined the Plan?

If you are an existing participant of the Plan your participation will continue and you do not need to act further. However, please note that the Terms and Conditions of the Plan as set out in this document will replace any previous terms and conditions which you may have received. Any questions you may have concerning these Terms and Conditions should be addressed to the Plan Administrator, William Hill PLC Dividend Reinvestment Plan, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or by telephone on +44 (0)870 162 3100 or e-mail ssd@capitaregistrars.com.

If you are an existing participant of the Plan and do not agree with these Terms and Conditions or for any other reason wish to cancel your participation, you can withdraw from the Plan by following the procedure set out above.

What are the tax implications?

If you are in any doubt as to your taxation position, whether in relation to the receipt of a dividend or arising from your purchase of Shares pursuant to the Plan, you should contact an independent professional adviser. **Tax legislation can change from time to time.** Please note that there is the possibility that other taxes or costs may exist that are not paid through the Plan Administrator or imposed by it.

You will be liable to income tax on dividends reinvested under the Plan as if you had received a cash dividend and arranged the purchase of additional Shares yourself.

United Kingdom resident shareholders may, depending on their circumstances, be liable to capital gains tax on chargeable gains in respect of gains arising from a sale or other disposal of the Shares. Shareholders resident in other jurisdictions should take their own local advice on the tax consequences of buying, holding, and disposing of shares.

Important note

The value of Shares and the income from them can fall as well as rise and you may not recover the amount of money you invest. Past performance should not be seen as indicative of future performance. No information provided in this document should be regarded as a recommendation to buy or hold Shares. You should note that the price of Shares may change significantly between the time you decide to join the Plan and the date the Shares are purchased. If you are in any doubt as to the action you should take, please seek advice from an independent professional adviser who, if you are taking advice in the United Kingdom, is a stockbroker, bank manager, solicitor, accountant or other financial adviser authorised pursuant to the Financial Services and Markets Act 2000 (***FSMA***).

Other terms and conditions of the Plan

All purchases of Shares under the Plan will be made for you, on an execution only basis (in accordance with the FSA's rules).

The Plan Administrator and its agents may effect transactions notwithstanding that they have a direct or indirect material interest or a relationship of any description with another party which may involve a conflict with its duty to Participants under the Plan. The Plan Administrator will not be able to consult you about this but will try to ensure that the terms of any transaction are as favourable to you as those carried out with a third party at arm's length.

The Company and the Plan Administrator are authorised to disclose any information regarding shareholders and their participation in the Plan to the Company or to any relevant authority, as

required by stock exchange or any regulatory governmental authority having applicable jurisdiction. The Plan Administrator will not be liable for any disclosure made in good faith provided that the Plan Administrator reasonably believes that such disclosure has been made in accordance with the foregoing requirements. All documents sent by post or electronic means are sent at your risk and neither the Company, the Plan Administrator nor the nominated broker will be liable for any accidental failure to receive any document. All communications in relation to the Plan will be in the English language.

The main business of the Plan Administrator is the provision of trustee and ancillary services.

The operation of the Plan is subject always to the discretion of the Company. In the event that the Plan cannot be applied to a dividend, your cash dividend will be paid to you. The Plan and these Terms and Conditions may be suspended or terminated by the Company at any time. If the Plan is so suspended or terminated notice will be given to all Participants as soon as is reasonably practicable.

These Terms and Conditions (including charges and fees) may also be amended or varied by giving you not less than 30 days prior notice of any amendment that could affect your rights against or liabilities to either the Company or the Plan Administrator. In particular, these Terms and Conditions may be varied for the following reasons:

- to comply with statutory or regulatory changes;
- to reflect decisions of the Financial Ombudsman Service;
- to comply with new industry guidance and codes of practice,
- to reflect changes in the Bank of England base rate, other specified market rates or indices or tax rates;
- to rectify errors, inaccuracies or ambiguities;
- to take account of any corporate restructuring within the Capita group of companies; or
- to reflect alterations in the scope and nature of the Plan resulting from the alterations made to the Plan Administrator's agreement with the Company or its system capabilities or administration procedures.

If you have received the written notice and do not agree with the proposed amendment, you may withdraw from the Plan at any time by following the procedure set out above.

If you decide to participate in the Plan you will be deemed to have agreed that any mandate which you may have given to the Company for the payment of cash dividends directly to your bank or building society account shall be suspended for so long as you remain a Participant in the Plan.

The Company shall have the benefit of all provisions in these Terms and Conditions by which the Company's liability is expressed to be excluded or limited. Other than as aforesaid in respect of the Company, these Terms and Conditions shall not confer nor are they intended to confer on any third party any benefit or the right to enforce any terms contained herein for the purposes of the Contracts (Rights of Third Parties) Act 1999.

Client Money

Any money held for you by the Plan Administrator is classified as Client Money and will be held with money held for other Participants in a client bank account with an approved bank as required by the FSA. The money will not be used by the Plan Administrator in any transactions other than those required by the Participant in accordance with the terms of the Plan.

Client Money will be pooled with that held on behalf of other Participants. Client money will also not accrue interest at any time. It should be noted that, whilst the cash balance for each Participant will be recorded separately, should there be a default or failure of any person (other than the

Participant) such as but not limited to either the Plan Administrator or a bank, all client money bank accounts held by the Plan Administrator may be pooled. In the event of an irreconcilable shortfall after any such failure, the funds may then be distributed on a pro rata basis to all participants which could result in each Participant receiving less back than that which is held on their behalf before such an event. Money will cease to be Client Money when it is paid to, or to the order of, the Participant or to the Designated Charity (defined below). However the Plan Administrator is obliged to continue to treat as Client Money any sums drawn in favour of or to the order of the Participant by cheque or other payable order until this is presented and paid by the Plan Administrator's bank.

Any cash balance of £3.00 or over will be returned to you in any of the following circumstances:

- if you withdraw from the Plan;
- if you sell or transfer your entire shareholding;
- if the Plan Administrator receives proper notice of a Participant's bankruptcy or mental incapacity; or
- if the Plan Administrator receives proper notice of a corporate shareholder who is a Participant being placed in liquidation.

Any cash balance of £2.99 or less will be donated to a registered charity of the Company's choice (the ***Designated Charity***) if any of the events described above occur.

If the Plan Administrator receives proper notice of a sole shareholder's death, any cash balance of £3.00 or over will be returned to the deceased's estate.

(Partial disposal of your shareholding will not invalidate your participation in the Plan but, as a consequence, it will reduce your dividend and therefore the number of Shares that can be purchased for you.)

Any balance due to a Participant which is unclaimed after 6 years will cease to be treated as Client Money and will be retained by the Plan Administrator subject to it having taken reasonable steps to locate you and to give you at least 28 days' notice of this eventuality. The Plan Administrator undertakes to make good any valid claim which may subsequently be made against any balances retained in this way and reserves the right to request such evidence as it feels necessary to confirm the identity of the person claiming these funds in order to validate any claim prior to settlement in respect of funds so removed from the Client Money account and will not be liable for any losses or claims for interest whatsoever.

Client Classification

Each Participant will for the purposes of the FSMA be classified as a Private Customer. These Terms and Conditions and the Mandate Form will, for the purposes of satisfying the FSMA, be regarded as the Terms of Business and any person so applying to join the Plan agrees to be bound by these.

Data Protection

The Data Protection Act 1998 provides protection to individuals by governing, amongst other things, the way in which personal information is held and used.

Individuals are also afforded rights of access to such information held about them.

The Plan Administrator hereby warrants that it will comply with its notification obligations under the Data Protection (Notification and Notification Fees) Regulations 2000 and that it will protect your personal information in accordance with the principles of the Data Protection Act 1998.

By becoming a Participant in the Plan, you agree that the Plan Administrator may:

- keep personal details which you or others give it, and any information the Plan Administrator knows from running your account on a database, and use such information to carry out the services described in these Terms and Conditions and

- disclose information concerning you to the Company; to CRESTCo Limited (if entitled to such information) which may disclose the information to regulatory, tax or governmental authorities as appropriate; to any person with legal, administrative or regulatory power over the Plan Administrator in respect of the Plan administration; to any replacement plan administrator; to the broker; or to affiliated companies of the Plan Administrator who are involved in carrying out functions related to the Plan administration including such affiliated companies which are outside of the EEA in countries which do not have similar protections in place regarding your information and its use.

Under the Data Protection Act 1998, you are entitled, on payment of a fee, to a copy of the information we hold about you. If you believe that any information held about you is incorrect or incomplete, you may also request that it be completed or corrected. Please address any requests for information under this clause to the Plan Administrator, William Hill PLC Dividend Reinvestment Plan, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU.

Financial Promotions

These Terms and Conditions constitute a financial promotion (as described in the FSA's Conduct of Business Sourcebook) of the Plan, and have been approved by the Plan Administrator for the purposes of Section 21 (2) (b) of FSMA.

Assignment and sub-contracting

You cannot assign any of your rights in the Plan. The Plan Administrator may assign its duties to any affiliate within the Plan Administrator's group, provided that such affiliate has obtained all authorisations necessary to become the administrator of the Plan. If the new administrator writes to you confirming that it will undertake the duties of Plan Administrator, the existing Plan Administrator will cease to have any duties and obligations in respect of the Plan.

The Plan Administrator may also choose to delegate or sub-contract any of its duties to an affiliate within the Plan Administrator's group. In such case, the Plan Administrator will remain responsible for the performance of its duties under these Terms and Conditions.

Force Majeure

Neither the Company nor the Plan Administrator will be liable for any losses or expenses suffered by you as a result of a delay or failure due to circumstances beyond its reasonable control (for example, because of failure of its or another person's computer systems or telecommunications links or overriding emergency procedures or industrial disputes, strikes, postal delays, war or terrorism). The Plan Administrator will, where possible, take such reasonable steps as it can to bring those circumstances to an end.

Limitation on liability

Where the Plan is suspended or terminated, the Plan Administrator will suspend or cease its performance, and neither the Company, the Plan Administrator nor any of its agents will have any liability in respect thereof.

The Company and the Plan Administrator shall not have any liability for any loss resulting from a delay in taking action where such delay is caused by your delay or failure to provide information, materials or data reasonably requested by the Plan Administrator or regulatory authorities.

The Company and the Plan Administrator shall not have any liability for any loss of profits, opportunity or goodwill, or any type of special, incidental, indirect or consequential damage or loss suffered by you.

The Plan Administrator is not acting as agent for the Company and is not responsible for any acts or omissions by the Company or those of the Company's agents.

The Plan Administrator will not be required to expend or risk its own funds in buying Shares or otherwise incur any financial liability in the performance of any of its duties.

Neither the Company nor the Plan Administrator will be responsible for forged or fraudulent instructions and will be entitled to assume that instructions purporting to be yours are genuine.

Nothing in these Terms and Conditions shall exclude or limit any liability of the Plan Administrator which cannot be excluded or limited by law, including under the Financial Services and Markets Act 2000 or the FSA rules.

Governing law

This document and all dealings in relation to the Plan are governed by English law. The English courts will have exclusive jurisdiction to decide on any matters relating to the Plan.

These Plan Terms and Conditions constitute the entire and only agreement between you and the Plan Administrator relating to the provision of the Plan and supersede any previous agreements or representations in respect of the Plan.

Complaints

If you think that you have reason to make a complaint, please write in the first instance to:

Head of Regulated Business
William Hill PLC Dividend Reinvestment Plan
Capita IRG Trustees Limited
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU.

Your complaint will be fully investigated and a full resolution sought. If you remain dissatisfied, you may complain to the Financial Ombudsman Service, South Quay Plaza, 183 Marsh Wall, London, E14 9SR.

The Plan Administrator's complaints procedure is available upon request, but a copy will be provided automatically to you in the event of a complaint being received.

The Plan Administrator is a member of the Financial Services Compensation Scheme (the ***Scheme***) established under the FSMA. You may be entitled to compensation from the Scheme if the Plan Administrator cannot meet its obligations. This depends on the type of business and the circumstances of the claim.

Most types of investment business are currently covered for 100% of the first £30,000 and 90% of the next £20,000, so the maximum compensation is £48,000. The amounts of compensation may be changed from time to time and you should check your entitlement with the Scheme. A leaflet with further details is available on request from the Scheme. Call the Scheme's Helpline on 0207 7892 7300, log on to the Scheme's website at www.fscs.org.uk or write to the Financial Services Compensation Scheme, 7th Floor Lloyds Chambers, Portsoken Street, London, E1 8BN.

Capita IRG Trustees Limited
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU
England
V.A.T. number – 618184140

4 April 2006

William HILL

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of shareholders of William Hill PLC (the "Company") will be held at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA on Thursday 18 May, 2006 at 11:00 am. Each of the resolutions numbered 1 to 8 (inclusive) to be considered at the meeting will be ordinary business and each of the resolutions numbered 9 to 14 (inclusive) will be special business.

1. To receive the directors' report and accounts for the fifty-two weeks ended 27 December 2005 (1).
2. To approve the Directors' Remuneration Report (2).
3. To declare a final dividend of 12.2 pence for each ordinary share (3).

To re-elect the following directors who offer themselves for re-election under the Company's Articles of Association (4):

4. David Harding.
5. Barry Gibson.
6. To elect Simon Lane as a director of the Company (5).
7. To re-appoint Deloitte & Touche LLP as auditors of the Company until the conclusion of the next Annual General Meeting of the Company at which accounts are laid (6).
8. To authorise the directors to determine the remuneration of the auditors of the Company.
9. To consider the following as an ordinary resolution (7):

   (a) "That in place of the authority given by way of the ordinary resolution of the Company dated 19 May 2005, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

   (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £12,503,202 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed; and

   (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

   (b) That, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordinary resolution of the Company passed on 19 May 2005 be revoked by this resolution; and

   (c) That paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made."

10. To consider the following as an ordinary resolution (8):

    "That the Company be authorised to make donations to EU political organisations not exceeding £35,000 in total and to incur EU political expenditure not exceeding £35,000 in total during the period beginning with the date of the 2006 Annual General Meeting and ending at the conclusion of the day on which the 2007 Annual General Meeting is held. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985."

11. To consider the following as an ordinary resolution:

    "That William Hill Organization Limited, being a wholly owned subsidiary of the Company, be authorised to make donations to EU political organisations not exceeding £35,000 in total and to incur EU political expenditure not exceeding £35,000 in total during the period beginning with the date of the 2006 Annual General Meeting and ending at the conclusion of the day on which the 2007 Annual General Meeting is held. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985."

12. To consider the following as a special resolution (9):

    "That subject to the passing of resolution numbered 9 in the notice of the meeting the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment.

    This power:

    (a) expires at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

    (b) shall be limited to:

    (i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £1,875,480.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting" were omitted."

13. To consider the following as a special resolution(10):

"That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company (Ordinary Shares) subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 37,509,606, representing 10% of the Company's issued ordinary share capital; and

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an Ordinary Share and the highest current independent bid for an Ordinary Share as derived from the London Stock Exchange Trading System (SETS);

(d) this authority shall expire at the close of the Annual General Meeting of the Company held in 2007; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority."

14. To consider the following as a special resolution (11):

"That with effect from the passing of this resolution the Articles of Association of the Company be hereby amended by deleting the present Article 137 and replacing it with the following:-

"Borrowing powers

Power to borrow

137 Subject to the provisions of this Article 137, the board may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

137a The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate principal amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less cash at such time shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to the greater of £2,000,000,000 and five times EBITDA of the Group;

137b For the purposes of this Article 137:

(i) ***borrowings*** shall be deemed to include not only moneys borrowed but also the following, except in so far as otherwise taken into account:

(a) the principal amount for the time being outstanding and owing by a member of the Group in respect of any debenture whether issued for cash or otherwise;

(b) the principal amount raised by a member of the Group by acceptances under any acceptance credit opened on its behalf and in its favour by any bank or accepting house (not being acceptances in respect of the purchase or sale of goods or the provision of services in the ordinary course of business which are outstanding for six months or less);

(c) the nominal amount of any share capital and the principal amount of any debentures or borrowings of any person, the redemption or repayment of which is guaranteed or wholly or (to the extent the same is partly secured) partly secured by a member of the Group (but excluding any such share capital which is for the time being beneficially owned by, and any such borrowings which are for the time being owed to, a member of the Group);

(d) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account; and

(e) any amount in respect of a hire purchase agreement or of a finance lease payable in either case by a member of the Group which would be shown as being so payable in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest accounts,

but shall be deemed not to include:

(f) borrowings by a member of the Group before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by a member of the Group until six months after the undertaking becomes a subsidiary undertaking or the asset is acquired, as the case may be;

(g) any guarantee or indemnity given by any member of the Group in respect of any amount or obligation deemed not to be moneys borrowed under any of the provisions of this Article 137;

(h) the proportion equal to the proportion of the issued share capital of moneys borrowed by a partly owned subsidiary which is not owing to another member of the Group;

(i) any deficit in relation to any Group occupational pension scheme; and

(j) creditors arising in the ordinary course of business including liabilities owed to customers of the Group,

provided that there shall be offset against the amount of borrowings, any amounts beneficially owned by a member of the Group which represent the value of investments which would be shown as current assets in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest accounts, subject, in the case of investments which are beneficially owned by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof attributable to outside interests.

For the avoidance of doubt, no amount shall be taken into account more than once in any calculation of moneys borrowed.

When the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing which is then outstanding and which is denominated or repayable in a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet, or if no rate was so used, at the middle market rate prevailing in London at the close of business in London on the date of that balance sheet.

No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 137 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed;

(ii) ***Cash*** means cash, cash at bank and cash equivalents but excluding any cash held by any member of the Group on behalf of its customers;

(iii) ***EBITDA*** means, in respect of any period consisting of four accounting quarters determined in accordance with the Company's accounting calendar, the consolidated profit of the Group for such period:

(a) before any deduction of tax;

(b) before interest or other finance income or expense;

(c) before any write off, charge or fair value adjustments on acquisitions;

(d) excluding extraordinary or exceptional items;

(e) after deducting (to the extent otherwise included) the amount of profit (or adding back the loss) of any member of the Group (other than the Company) which is attributable to any third party (not being a member of the Group) which is a shareholder in such member of the Group;

(f) after deducting (to the extent otherwise included) any gain over book value arising in favour of a member of the Group on the disposal of any asset (not being any disposals made in the ordinary course of trading) during such period and any gain arising on any revaluation of any asset during such period;

(g) after adding back (to the extent otherwise deducted) any loss against book value incurred by a member of the Group on the disposal of any asset (not being any disposals made in the ordinary course of trading) during such period and any loss arising on any revaluation of any asset during such period;

(h) without taking into account any movements recorded within the statement of recognised income and expenses;

(i) adding back depreciation, amortisation and any other non-cash write-off or impairment; and

(j) disregarding (for the avoidance of doubt) any dividend payable by the Company; and

(k) for the purposes of Article 137 calculated on a pro forma basis to exclude the portion of consolidated EBITDA attributable to any member of the Group, business or asset disposed of during such period and to include the portion of consolidated EBITDA for the relevant period attributable to any company, business or asset acquired during such period; and

(iv) the ***Group*** means the Company and its subsidiary undertakings for the time being."

By Order of the Board

Helen Grantham

Company Secretary

4 April 2006

Registered Office:

Greenside House
50 Station Road
Wood Green
London N22 7TP

Registered Number 4212563

Notes to the Resolutions:

(1) The directors must present the report of the directors and the accounts of the Company for the 52 weeks ended 27 December 2005 to shareholders at the Annual General Meeting. The report of the directors, the accounts, and the report of the Company's auditors on the accounts and on those parts of the directors' remuneration report that are capable of being audited are contained within the annual report and accounts.

(2) In line with best practice in corporate governance, as now reflected in the Remuneration Report Regulations 2002, the Board has presented its Directors' Remuneration Report to shareholders in the annual report and accounts. The Directors' Remuneration Report gives details of the directors' remuneration for the 52 weeks ended 27 December 2005 and sets out the Group's overall policy on directors' remuneration. As required by the Remuneration Report Regulations, the Company's auditors have audited those parts of the Directors' Remuneration Report capable of being audited and their report may be found in the annual report and accounts. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Group's overall objectives and, accordingly, and in compliance with the Remuneration Report Regulations, shareholders will be invited to approve the Directors' Remuneration Report.

(3) Subject to the declaration of the final dividend at the meeting, the dividend will be payable to shareholders on the Company's register of members at 6.00 pm on 5 May 2006 for payment on 6 June 2006.

(4) The Company's Articles of Association state that one third of the directors should retire at each Annual General Meeting. Information on the directors who served in 2005, including David Harding and Barry Gibson who are offering themselves for re-election, is provided in the section of the annual report and accounts on the Board of Directors. In addition to the biographical details found in the annual report and accounts enclosed with this notice and made available to enable shareholders to make an informed decision on the election and re-election of directors, the Chairman confirms that, following formal performance evaluation, the performance of David Harding and Barry Gibson continues to be effective and demonstrates commitment to their roles, including commitment of time for Board and Committee meetings and any other duties.

(5) The Company's Articles of Association state that any director appointed by the board should retire at the next Annual General Meeting following his appointment. In accordance with these provisions Simon Lane, (appointed by the board as Group Finance Director on 20 March 2006), is offering himself for election. Biographical details on Mr Lane are provided at Appendix 1 to this Notice of Annual General Meeting. The Board is therefore of the opinion that Mr Lane should be elected to the Board.

(6) The auditors of a company must be re-appointed at each general meeting at which accounts are laid. The resolution proposes the re-appointment of the Company's existing auditors, Deloitte & Touche LLP, until the conclusion of the next Annual General Meeting of the Company at which accounts are laid.

(7) This resolution, if passed, will renew the authority conferred on the directors at the Annual General Meeting on 19 May 2005 which expires at the end of the forthcoming Annual General Meeting. This resolution will authorise the directors to allot the Company's unissued shares up to a maximum nominal amount of £12,503,202. This amount represents one-third of the Company's authorised and issued ordinary share capital (calculated exclusive of treasury shares) as at 30 March 2006. The Company held 9,651,710 shares in treasury as at 30 March 2006. If this resolution is passed, this authority will expire at the end of the next Annual General Meeting of the Company which takes place the year after it is passed.

The directors have no present intention to exercise this authority other than in connection with the Company's share incentive schemes.

(8) The Political Parties, Elections and Referendums Act 2000 ("PPERA") prohibits a company and its subsidiaries from making donations to EU political organisations or incurring EU political expenditure unless approved in advance by the company's shareholders in general meeting. The Company's policy is that neither it nor its subsidiaries will make donations to, or incur expenditure on behalf of, EU political parties. However, these terms are very widely defined in the legislation and activities which are in the shareholders' interests between the Company and other bodies concerning, for example, law reform, policy review and other business matters affecting the Company may be included in the definitions. The Company is proposing resolutions 10 and 11 to ensure that it does not comit any technical breach when furthering its legitimate business interests.

(9) This resolution, which will be proposed as a special resolution, if passed, will update the authority conferred on the directors at the Annual General Meeting on 19 May 2005 to issue equity securities of the Company for cash without application of the pre-emption rights pursuant to section 89 of the Companies Act 1985. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this resolution will be limited to an aggregate nominal value of £1,875,480 which represents 5% of the issued ordinary share capital (calculated exclusive of treasury shares) of the Company as at 30 March 2006. If this resolution is passed, this authority will expire at the end of the next Annual General Meeting of the Company after it is passed.

In accordance with the guidelines issued by the Pre-Emption Group, the directors confirm their intention that no more than 7.5% of the issued share capital will be issued for cash on a non pre-emptive basis during any rolling three-year period.

(10) This resolution, which will be proposed as a special resolution, will renew the Company's authority granted at the last Annual General Meeting which expires on the date of the forthcoming Annual General Meeting. The resolution gives the Company authority to buy back its own Ordinary Shares in the market as permitted by the Companies Act 1985. The authority limits the number of shares that could be purchased to a maximum of 37,509,606 (representing 10% of the issued share capital of the Company as at 30 March 2006, excluding treasury shares). The maximum price per share for any purchase (exclusive of any expenses) would be the higher of (i) 5% above the average of the middle market values for an Ordinary Share of the Company derived from the London Stock Exchange Daily Official List for

each of the five business days immediately preceding the day on which the Ordinary Shares are purchased or (ii) an amount equal to the higher of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System (SETS). The minimum price (exclusive of any expenses) would be 10 pence being the nominal value of each Ordinary Share. This authority will expire at the conclusion of the Annual General Meeting of the Company next year.

The directors' decision to exercise this authority to purchase the Company's Ordinary Shares will depend on and take into account a number of factors including the Company's share price and other investment opportunities. The authority will be exercised only if the directors believe that to do so would result in an increase in earnings per share and would be in the interests of shareholders generally.

Any purchases of Ordinary Shares would be by means of market purchases through the London Stock Exchange.

Under The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 which came into force on 1 December 2003 companies are allowed to hold shares acquired by way of market purchase as treasury shares, rather than having to cancel them. Such shares may subsequently be cancelled, sold for cash or used to satisfy options issued and share awards to employees pursuant to the Company's share based incentive schemes. Pursuant to authority given at previous Annual General Meetings, the Company holds 2.5% of the issued shares as at 30 March 2006 in treasury. The Company intends to hold up to one-quarter of any shares that it purchases pursuant to the authority conferred by this new resolution in treasury. Subsequent transfers of treasury shares to satisfy the requirements of share based incentive schemes will be made within the 10% anti-dilution limit for such share issues.

As at 30 March 2006 there were options over 11,527,318 Ordinary Shares in the capital of the Company which represent 3.1% of the Company's issued Ordinary Share capital (excluding treasury shares). If the authority to purchase 10% of the Company's Ordinary Shares was exercised in full, these options would represent 3.4% of the Company's issued ordinary share capital (calculated exclusive of treasury shares).

The authority will only be valid until the conclusion of the next Annual General Meeting in 2007.

(11) This resolution proposes the adoption of a formula limiting the Company's borrowing powers such that its consolidated net debt does not exceed the greater of £2,000,000,000 and five times its consolidated Earnings Before Taxation Depreciation and Amortisation (EBITDA) adjusted on a pro forma basis for the full year effect of any material acquisitions and disposals.

The Company believes that this formula protects the interests of shareholders and enables the Company to adopt an efficient and flexible capital structure. These limits on borrowing powers support the Company's stated strategy of: (i) enhancing traditional earnings and maximizing organic growth opportunities; (ii) profitably exploiting new platforms; (iii) capitalizing on opportunities from regulatory, fiscal and technological change; and (iv) selectively pursuing value-enhancing acquisitions.

The Board is of the view that the £2,000,000,000 is the appropriate monetary limit at this time providing sufficient headroom over the Group's current committed borrowing facilities of up to £1,200,000,000 to accommodate an increase in the Group's size at current forecast rates of growth over the medium term.

End Notes

(a) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered in the register of members of the Company at 11.00 am on 16 May 2006, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to the entries in the register of members after 11.00 am on 16 May 2006 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b) The accompanying proxy form invites members to vote in one of three ways: "for", "against" and "vote withheld". Please note that a "vote withheld" has no legal effect and will count neither for nor against a resolution.

(c) A member entitled to attend and vote at the Annual General Meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. Lodging a form of proxy will not prevent a member from attending the meeting and voting in person. In order to be valid an appointment of proxy must be returned by one of the following methods:

- sending the Form of Proxy enclosed with this document by post or (during normal business hours only) by hand to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time of the meeting; or
- electronically, by logging on to Capita Registrars' website at www.capitaregistrars.com . Members' IVC numbers (the code number printed on a member's admission card/form of proxy) will be required. Full details of the procedure are given on the website. The proxy appointment and/or voting instructions must be received by the Company's registrars not later than 11.00 am on 16 May 2006.
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent, Capita Registrars, (under CREST participant ID RA10) by not later than 11.00 am on 16 May, 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(d) The following documents are available for inspection during normal business hours on any weekday at the Company's registered office at Greenside House, 50 Station Road, Wood Green, London N22 7TP until the conclusion of the Annual General Meeting. They will also be available for inspection at the New Connaught Rooms on 18 May 2006 for at least fifteen minutes prior to and until the conclusion of the Annual General Meeting.

(i) the register of directors' interests;

(ii) copies of the service contracts between the Company and the executive directors and the terms of appointment of non executive directors;

(iii) the biographies of directors seeking re-election;

(iv) the Articles of Association; and

(v) draft amended Articles of Association.

Appendix 1

Simon Lane
Group Finance Director
(appointed 20 March 2006)

Responsibilities
Finance, Strategic Planning, Investor Relations, Security and Internal Audit

Former Roles
Finance Director, Center Parcs (UK) Group plc
Group Finance Director, Albert Fisher Group plc
Director of Corporate Finance, Safeway plc
UK Financial Controller, Mars Confectionery

Qualifications
Chartered Accountant

Age: 43

imprima de bussy C93759

WILLIAM HILL PLC

Greenside House
50 Station Road
Wood Green
London N22 7TP
Registered number: 4212563

25 April 2005

Dear Shareholder

Annual general meeting

I am pleased to send you the notice of this year's annual general meeting of shareholders (the "AGM") and our annual report and accounts for the year ended 28 December 2004. The AGM will be held at New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA on 19 May 2005 at 11.00 a.m.

The resolutions to be proposed at this year's AGM are set out in the notice and are explained in the Notes to the resolutions attached to the notice. If you are unable to attend the meeting but wish to appoint a proxy to attend in your place, please follow the instructions attached to the Form of Proxy (also enclosed with this letter).

The directors consider all of the proposed resolutions to be in the best interests of the Company and the shareholders as a whole. Accordingly, your directors unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Potential acquisition of Stanley Leisure plc's ("Stanley Leisure") retail bookmaking activities

In the absence of significant acquisition opportunities, on 2 March 2005 the Company announced a proposed return of capital to shareholders of £453 million. Since that announcement, the opportunity has arisen to acquire Stanley Leisure's retail bookmaking activities in the UK and Ireland. The board of William Hill believes that the potential acquisition represents a particularly attractive opportunity for William Hill and should be evaluated before proceeding with the return of capital exercise.

On 15 April 2005 the Company announced that it is in exclusive discussions with Stanley Leisure and is conducting an associated due diligence exercise. In light of these developments, the Company stated that it would postpone the posting of its circular to shareholders in connection with the return of capital pending the conclusion of its review of the potential acquisition that is likely to extend until early May.

There is no certainty at this stage that the full terms of a transaction will be agreed. If a transaction on acceptable terms cannot be reached with Stanley Leisure, it is the Company's intention to proceed with the previously announced return of capital.

In the light of these circumstances, the Board proposes that the resolutions to be put to shareholders at the AGM focus on more routine matters. Once the acquisition opportunity has been fully evaluated, the Board proposes to send to shareholders appropriate documentation in connection with either this opportunity or, if it does not proceed, the return of capital.

Yours sincerely

Charles Scott
Chairman

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of William Hill PLC (the "Company") will be held at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA on Thursday 19 May 2005 at 11.00 a.m. Each of the resolutions numbered 1 to 8 (inclusive) to be considered at the meeting will be ordinary business and each of the resolutions numbered 9 to 15 (inclusive) will be special business:

1. To receive the directors' report and accounts for the fifty-two weeks ended 28 December 2004[1].
2. To approve the Directors' Remuneration Report[2].
3. To declare a final dividend of 11 pence for each ordinary share[3].

To re-elect the following directors who offer themselves for re-election under the Company's Articles of Association[4]:

4. Charles Scott.
5. Tom Singer.
6. To elect David Edmonds, CBE, as a director of the Company[5].
7. To re-appoint Deloitte & Touche LLP as auditors of the Company until the conclusion of the next Annual General Meeting of the Company at which accounts are laid[6].
8. To authorise the directors to determine the remuneration of the auditors of the Company.
9. To consider the following as an ordinary resolution:

   "That the draft rules of the William Hill PLC Deferred Bonus Plan (the "Plan"), which are produced to this meeting and signed by the Chairman for the purposes of identification, be approved and the directors authorised to take all actions which they consider necessary and expedient to cause the Plan to be adopted[7]."
10. To consider the following as an ordinary resolution[8]:

    "(a) That in place of the authority given by way of the ordinary resolution of the Company dated 17 May 2004, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

    (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £13,144,537 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this resolution is passed; and

    (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

    (b) That, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordinary resolution of the Company passed on 17 May 2004 be revoked by this resolution; and

    (c) That paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made."
11. To consider the following as an ordinary resolution[9]:

    "That the Company be authorised to make donations to EU political organisations not exceeding £35,000 in total and to incur EU political expenditure not exceeding £35,000 in total during the period beginning with the date of the 2005 annual general meeting and ending at the conclusion of the day on which the 2006 annual general meeting is held. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985."
12. To consider the following as an ordinary resolution:

    "That William Hill Organization Limited, being a wholly owned subsidiary of the Company, be authorised to make donations to EU political organisations not exceeding £35,000 in total and to incur EU political expenditure not exceeding £35,000 in total during the period beginning with the date of the 2005 annual general meeting and ending at the conclusion of the day on which the 2006 annual general meeting is held. For the purposes of this Resolution, "donations", EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985."
13. To consider the following as a special resolution[10]:

    "That subject to the passing of resolution numbered 10 in the notice of the meeting the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 10 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment.

This power:

(a) expires at the end of the next annual general meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to 5% of the current issued share capital of the Company.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 10 in the notice of the meeting" were omitted."

14. To consider the following as a special resolution[11]:

"That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company ("Ordinary Shares") subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 39,433,611, representing 10% of the Company's issued ordinary share capital;

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) this authority shall expire at the close of the annual general meeting of the Company held in 2006; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority."

15. To consider the following as a special resolution[12]:

"That with effect from the passing of this resolution the Articles of Association of the Company be hereby amended by deleting the words "Subject as hereinafter provided and to the provisions of the Act," from Article 137, deleting Articles 138-142 and renumbering all subsequent articles accordingly and by altering all cross-references accordingly."

By Order of the Board

Helen Grantham

Secretary

25 April 2005

Registered Office:
Greenside House
50 Station Road
Wood Green
London N22 7TP

Registered Number 4212563

Notes to the Resolutions:

(1) The directors must present the report of the directors and the accounts of the Company for the 52 weeks ended 28 December 2004 to shareholders at the Annual General Meeting. The report of the directors, the accounts and the report of the Company's auditors on the accounts and on those parts of the Directors' Remuneration Report that are capable of being audited are contained within the annual report and accounts.

(2) In line with best practice in corporate governance, as now reflected in the Remuneration Report Regulations 2002, the Board has presented its Directors' Remuneration Report to shareholders in the annual report and accounts. The Directors' Remuneration Report gives details of the directors' remuneration for the 52 weeks ended 28 December 2004 and sets out the Group's overall policy on directors' remuneration. As required by the Remuneration Report Regulations, the Company's auditors have audited those parts of the Directors' Remuneration Report capable of being audited and their report may be found in the annual report and accounts. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Group's overall objectives and, accordingly, and in compliance with the Remuneration Report Regulations, shareholders will be invited to approve the Directors' Remuneration Report.

(3) Subject to the declaration of the final dividend at the meeting, the dividend will be payable to shareholders on the Company's register of members at 6.00 p.m. on 6 May 2005 for payment on 2 June 2005.

(4) The Company's Articles of Association state that one third of the directors should retire at each Annual General Meeting. Information on the directors, including those offering themselves for re-election, is provided in the section of the annual report and accounts on the Board of directors. In addition to the biographical details found in the annual report and accounts enclosed with this notice and made available to enable shareholders to make an informed decision on the election and re-election of directors, the Chairman confirms in respect of Tom Singer, and the Senior Independent Non-executive Director confirms in respect of Charles Scott that, following formal performance evaluation, the directors' performance continues to be effective and demonstrates commitment to their roles, including commitment of time for Board and Committee meetings and any other duties.

(5) As Mr Edmonds has been appointed by the Board since the last Annual General Meeting he retires and, being eligible, offers himself for election. Mr Edmonds has extensive experience in both the public and private sector, including as a director of listed companies, which allows him to make a significant contribution to the Group's development. The Board is therefore of the opinion that Mr Edmonds should be elected to the Board.

(6) The auditors of a company must be re-appointed at each general meeting at which accounts are laid. The resolution proposes the re-appointment of the Company's existing auditors, Deloitte & Touche LLP, until the conclusion of the next Annual General Meeting of the Company at which accounts are laid.

(7) The Executive Operating Bonus Scheme ("the Bonus Scheme") provides for a maximum payment of 75% of basic salary. For the Bonus Scheme operating in respect of 2004, and for the current 2005 scheme, two thirds of the bonus is payable in cash and one third is payable in shares which are released to the relevant individual after a further three-year period. The Remuneration Committee considered that this share element would both aid retention and more closely align the interests of management with those of the Group's shareholders. At the 2004 AGM, shareholders gave approval for the use of treasury shares in respect of the 2004 Bonus Scheme. For 2005 and future years, shareholder approval is sought to establish the Deferred Bonus Plan which will give authority to use treasury shares for these purposes for a ten year period.

The Remuneration Committee attaches importance to the ability to use treasury shares to satisfy the share element of the Bonus Scheme. However, the use of treasury shares for employee share scheme purposes requires shareholder approval under the Listing Rules. Rather than obtaining shareholder approval each year for this use of treasury shares (which would be unusual in relation to an annual bonus scheme), it is proposed to establish the Deferred Bonus Plan as the vehicle through which the share element will be delivered. The Committee would be under no obligation to use the Deferred Bonus Plan in any year. The number of shares under any award would depend on satisfaction of relevant performance criteria under the Bonus Scheme. Awards under the Deferred Bonus Plan will lapse where a participant leaves employment, unless otherwise specified in the Bonus Scheme or otherwise determined by the Committee. On a change of control of the Company, awards will automatically vest (but will rollover in the event of a transaction to create a new holding company). No new shares will be issued for the purposes of the Deferred Bonus Plan, but treasury shares may be issued subject to compliance with relevant institutional guidelines (which prohibit the issue of (i) more than 10% of equity as new shares or treasury shares under all share schemes over a 10 year period, and (ii) more than 5% of equity as new shares or treasury shares under discretionary schemes over a 10 year period). Awards will be adjusted by the Remuneration Committee in the event of a variation in share capital of the Company. Awards will not be pensionable. Material amendments to the Deferred Bonus Plan require shareholder approval.

(8) This resolution, if passed, will renew the authority conferred on the directors at the annual general meeting on 17 May 2004 which expires at the end of the forthcoming Annual General Meeting. This resolution will authorise the directors to allot the Company's unissued shares up to a maximum nominal amount of £13,144,537. This amount represents one-third of the Company's authorised and issued ordinary share capital (calculated exclusive of treasury shares) as at 21 April 2005. The Company held 10,545,278 shares in treasury as at 21 April 2005. If this resolution is passed, this authority will expire at the end of the annual general meeting of the Company which takes place the year after it is passed.

The directors have no present intention to exercise this authority other than in connection with the Company's share incentive schemes.

(9) The Political Parties, Elections and Referendums Act 2000 ("PPERA") prohibits a company and its subsidiaries from making donations to EU political organisations or incurring EU political expenditure unless approved in advance by the company's shareholders in general meeting. The Company's policy is that neither it not its subsidiaries will make donations to, or incur expenditure on behalf of, EU political parties. However, these terms are very widely defined in the legislation and activities which are in the shareholder's interests between the Company and other bodies concerning, for example, law reform, policy review and other business matters affecting the Company may be included in the definitions. The Company is proposing this resolution to ensure that it does not commit any technical breach when furthering its legitimate business interests.

(10) This resolution, which will be proposed as a special resolution, if passed, will update the authority conferred on the directors at the annual general meeting on 17 May 2004 to issue equity securities of the Company for cash without application of the pre-emption rights pursuant to section 89 of the Companies Act 1985. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this resolution will be limited to an aggregate nominal value of £1,971,680 which represents 5% of the issued ordinary share capital of the Company as at 21 April 2005. If this resolution is passed, this authority will expire at the end of the next annual general meeting of the Company after it is passed.

In accordance with the guidelines issued by the Pre-Emption Group, the directors confirm their intention that no more than 7.5% of the issued share capital will be issued for cash on a non preemptive basis during any rolling three-year period.

(11) This resolution, which will be proposed as a special resolution, will renew the Company's authority granted at the last Annual General Meeting which expires on the date of the forthcoming Annual General Meeting. The resolution gives the Company authority to buy back its own ordinary shares in the market as permitted by the Companies Act 1985. The authority limits the number of shares that could be purchased to a maximum of 39,433,611 (representing 10% of the issued share capital of the Company as at 21 April 2005, excluding treasury shares). The maximum price per share for any purchase (exclusive of any expenses) would not be more than 5% above the average of the middle market values for an ordinary share of the Company derived from the London Stock Exchange Daily Official List for each of the five business days immediately preceding the day on which the ordinary shares are purchased. The minimum price (exclusive of any expenses) would be 10 pence being the nominal value of each ordinary share. This authority will expire at the conclusion of the annual general meeting of the Company next year.

The directors' decision to exercise this authority to purchase the Company's ordinary shares will depend on and take into account a number of factors including the Company's share price and other investment opportunities. The authority will be exercised only if the directors believe that to do so would result in an increase in earnings per share and would be in the interests of shareholders generally.

Any purchases of ordinary shares would be by means of market purchases through the London Stock Exchange.

Under The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 which came into force on 1 December 2003 companies are allowed to hold shares acquired by way of market purchase as treasury shares, rather than having to cancel them. Such shares may subsequently be cancelled, sold for cash or used to satisfy options issued and share awards to employees pursuant to the Company's share based incentive schemes. Pursuant to the authority granted to the Company at the last Annual General Meeting, the Company holds 2.6% of the issued shares in treasury. The Company intends to hold up to one-quarter of any shares that it purchases pursuant to the authority conferred by this new resolution in treasury. Subsequent transfers of treasury shares to satisfy the requirements of share based incentive schemes will be made within the 10% anti-dilution limit for such share issues.

As at 21 April 2005 there were options over 9,867,303 ordinary shares in the capital of the Company which represent 2.5% of the Company's issued ordinary share capital (excluding treasury shares). If the authority to purchase 10% of the Company's ordinary shares was exercised in full, these options would represent 2.7% of the Company's issued ordinary share capital.

The authority will only be valid until the conclusion of the next annual general meeting in 2006.

(12) This resolution will be proposed as a special resolution. If passed it will amend the Articles of Association of the Company by removing the Company's borrowing limit, which is currently calculated by reference to the Group's consolidated share capital and reserves. The borrowing

limit is required to be removed in order to provide flexibility for future transactions and dividends now that the new bank facilities (as described at page 6 of the annual report and accounts, enclosed with this document). Following the amendment, the Directors will determine the level of borrowings as part of their general duties of managing the business of the Company and by reference to the restrictions in the new bank facilities.

End Notes

(a) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered in the register of members of the Company at 11.00 a.m. on 17 May 2005 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 11.00 a.m. on 17 May 2005 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b) The accompanying proxy form invites members to vote in one of three ways: "for", "against" and "vote withheld". Please note that a "vote withheld" has no legal effect and will count neither for nor against a resolution.

(c) A member entitled to attend and vote at the annual general meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. Lodging a form of proxy will not prevent a member from attending the meeting and voting in person. In order to be valid an appointment of proxy must be returned by one of the following methods:

- sending the Form of Proxy enclosed with this document by post or (during normal business hours only) by hand to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time of the meeting; or
- electronically, by logging on to Capita Registrars' website at www.capitaregistrars.com. Members' IVC numbers (the code number printed on a member's admission card/form of proxy) will be required. Full details of the procedure are given on the website. The proxy appointment and/or voting instructions must be received by the Company's registrars not later than 11.00 a.m. on 17 May 2005; or
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent Capita Registrars (under CREST participant ID RA10) by not later than 11.00 a.m. on 17 May, 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(d) The following documents are available for inspection during normal business hours on any weekday at the Company's registered office at Greenside House, 50 Station Road, Wood Green, London N22 7TP until the conclusion of the Annual General Meeting. They will also be available for inspection at the New Connaught Rooms on 19 May 2005 for at least fifteen minutes prior to and until the conclusion of the Annual General Meeting:

(i) the register of directors' interests;

(ii) copies of the service contracts between the Company and the executive directors and the terms of appointment of non executive directors;

(iii) the biographies of directors seeking election or re-election;

(iv) the Articles of Association; and

(v) the rules of the Deferred Bonus Plan.

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